The British Land Company PLC

82-34741

SEC MAIL PROCESSING RECEIVED
OCT 1 0 2006
WASH. D.C. 213 SECTION

SEC Headquarters
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

08017744

SUPPL

3rd October 2006

Dear Sir/Madam

British Land Level One ADR Programme
CUSIP: 110828100

Please find enclosed for your information British Land's Report and Accounts for the year ended 31st March 2006 and 30th September 2005 and copies of all press releases up to the 31st August 2006.

Yours faithfully

Rebecca Scudamore
Assistant Secretary

Enc.

PROCESSED
OCT 3 1 2006
THOMSON
FINANCIAL

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England - Established in 1856

The British Land Company PLC

11th April 2005

British Land acquires six Homebases, a food superstore and takes back the Sainsbury's lease at Meadowhall

The British Land Company PLC has purchased five Homebase stores from Sainsbury's Supermarkets Ltd for £52M. The stores are located in Birkenhead, Derby, Ipswich, Rayleigh Weir and Tunbridge Wells, and total 181,000 sq ft (16,815 sq m) and will be owned by British Land under new 150 year leases.

All of these Homebases share the same sites as existing Sainsbury's food stores and enjoy open A1 planning consents. All of the stores are leased to Homebase Limited with an average of 12 years unexpired, producing a current income of £2.35M (£13 per sq ft average). The purchase will show an initial return of 4.22%.

British Land has also acquired a 93,000 sq ft (8,640 sq m) food superstore from Sainsbury's on an 11-acre site in Crawley. The superstore lease is guaranteed by J Sainsbury Plc for a new term of 30 years with 5 yearly upward only rent reviews at a starting rent of £1.9m pa based on a store rent of £19.50 per sq ft. The site also contains a 43,500 sq ft (4,050 sq m) Homebase, car wash, petrol-filling station and drive-though McDonalds. The initial payment of £47.4M reflects an initial yield of 5.25% and will be subject to a further top-up capital payment on the settlement of the Homebase rent review due in December 2005.

In a connected transaction British Land has contracted to purchase back the Sainsbury's lease of the 100,000 sq ft food store at Meadowhall. Bob Bowden, Property Investment Director of British Land commented, "I am delighted to secure this accommodation at Meadowhall as it offers a number of significant opportunities to enhance the tenant mix".

As part of the linked transaction British Land has undertaken to sell the Sainsbury's store at Selly Oak back to Sainsbury's, to facilitate the regeneration of the Selly Oak area.

British Land was advised by Colliers CRE and Smith Young and Sainsbury by Gilbert Bath and Angermann Goddard & Lloyd.

Contacts

The British Land Company PLC:

Bob Bowden, Property Investment Director	Tel:	020 7467 2892
John Weston Smith, Chief Operating Officer	Tel:	020 7467 2899

Finsbury:

Edward Orlebar	Tel:	020 7251 3801

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England - Established in 1856

The British Land Company PLC

20th April 2005

BRITISH LAND ACQUIRES OUTSTANDING 50% INTEREST IN BL WEST COMPANIES

The British Land Company PLC has obtained 100% ownership of the BL West joint venture companies by buying for £50m shares owned by WestLB AG, Westdeutsche ImmobilienBank and Provinzial Rheinland Versicherung AG Die Versicherung der Sparkassen. The purchase was funded from British Land's existing cash resources.

The BL West companies were established in September 2000 owning a portfolio of four City office properties with the intention of ending the venture in 2005. Two of these properties were sold in April 2004 and the remaining properties at 1 and 10 Fleet Place, Ludgate, EC4 are thus now owned by British Land.

CONTACTS

The British Land Company PLC:

Bob Bowden Property Investment Director	Tel: 020 7467 2892 Fax: 020 7467 2964 Email: bob.bowden@britishland.com
John Weston Smith Chief Operating Officer	Tel: 020 7467 2899 Fax: 020 7467 2992 Email: john.westonsmith@britishland.com

Finsbury:

Edward Orlebar	Tel: 020 7251 3801 Fax: 020 7251 4112 Email: edward.orlebar@finsbury.com

The British Land Company PLC

Press Release

27th April 2005

British Land Appoints New Brokers

British Land is pleased to announce the appointment of Morgan Stanley as joint broker alongside UBS, the company's existing broker.

British Land's Chief Executive Stephen Hester commented "In UBS and Morgan Stanley we believe British Land has an outstanding team to support our determined efforts to position ourselves at the forefront of investor consideration – especially with change in prospect for the UK's real estate industry."

Contacts

The British Land Company PLC:
John Weston Smith — Tel: 020 7467 2899

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

The British Land Company PLC

Press Release

23rd May 2005

RECOMMENDED ACQUISITION FOR PILLAR PROPERTY PLC

The attached announcement was released by Morgan Stanley & Co. Limited on behalf of the Company this morning, 23rd May.

SEC MAIL PROCESSING
RECEIVED
OCT 10 2006
WASH. D.C. 213 SECTION

Contacts:

The British Land Company PLC

Stephen Hester 020 7467 3503
John Weston Smith 020 7467 2899

Finsbury:

Edward Orlebar 020 7251 3801

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN.
FOR IMMEDIATE RELEASE

23 May 2005

RECOMMENDED ACQUISITION

by

THE BRITISH LAND COMPANY PLC

for all the issued and to be issued share capital of

PILLAR PROPERTY PLC

to be effected by means of
a Scheme of Arrangement
under section 425 of the Companies Act 1985

Summary

• The boards of The British Land Company PLC ("British Land") and Pillar Property PLC ("Pillar") are pleased to announce the terms of recommended Proposals under which British Land will acquire the entire issued and to be issued ordinary share capital of Pillar.

The Proposals

• It is intended that the Acquisition is to be implemented by way of a Court sanctioned Scheme of Arrangement under section 425 of the Companies Act.

• The terms of the Acquisition will enable all Pillar Shareholders to receive 855 pence in cash in respect of each Pillar Share held by them, valuing the entire issued and to be issued ordinary share capital of Pillar at approximately £811.0 million. There will be no final dividend paid.

• The Acquisition price represents a premium of:

- 9.6 per cent. to the fully diluted net asset value of 780 pence per Pillar share as at 31 March 2005;

- 7.5 per cent. to the closing price of 795 pence per Pillar Share as of 19 May 2005, the day prior to announcement that Pillar was in discussions with a possible offeror.

• The Pillar Directors, who have been so advised by Credit Suisse First Boston and JPMorgan Cazenove, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Pillar Directors, Credit Suisse First Boston and JPMorgan Cazenove have taken into account the commercial assessments of the Pillar Directors. The Pillar Directors are unanimously recommending Pillar Shareholders to vote in favour of the Scheme as they intend to do in respect of their own holdings of Pillar Shares.

• The Acquisition of Pillar is consistent with British Land's strategic evolution, to be more fully presented with its preliminary results for the year ended 31 March 2005 on Wednesday, 25 May. This builds on the bedrock of British Land's existing focus on UK real estate offering growth, quality and security. The aim is to further intensify British Land's asset management and its portfolio management, as well as to build and renew its talent base. The principal benefits of the transaction include:

The transaction, together with existing assets, gives British Land a unique and distinctive leadership position in the highest performing retail asset class. Pillar (directly and indirectly) owns approximately £1.3 billion of high quality property assets and manages an attractive portfolio of some of the largest out of town retail parks in the UK valued at approximately £2.7 billion. Retail warehousing has been and is expected to remain one of the most attractive asset classes with strong prospects. Following the Acquisition, British Land will own or manage in excess of £10 billion of retail assets. This is expected to create management synergies and further strategic options if UK REITs are successfully implemented.

The acquisition of Pillar's fund management operations creates an additional revenue stream which is expected to grow. This is a logical and attractive extension of British Land's distinctive track record in property partnerships with third parties. Additionally, this fund management expertise may be useful in considering future options around British Land's existing assets.

British Land will also welcome Pillar's high quality management team which has a track record of generating growth from active property management with a strong performance orientation. They will intensify and add to the property management skills of British Land's existing team.

• British Land has today acquired from GE Pension Trust its holding of 19,335,710 Pillar shares representing approximately 21.5 per cent. of the existing issued ordinary share capital of Pillar.

• Irrevocable undertakings to vote in favour of the Scheme have been received from the Pillar Directors in respect of a total of 4,093,617 Pillar Shares representing approximately 4.5 per cent. of the existing issued ordinary share capital of Pillar. These irrevocable undertakings will only cease to be binding in the event that the Scheme lapses or is withdrawn.

• An irrevocable undertaking has also been received from the trustee of the Employee Share Option Trust (ESOT) in respect of a total of 1,166,762 Pillar Shares representing approximately 1.3 per cent. of the existing issued ordinary share capital of Pillar. This irrevocable undertaking will only cease to be binding in the event that the Scheme lapses or is withdrawn.

Morgan Stanley & Co. Limited and UBS Investment Bank are acting as joint financial advisers and corporate brokers to British Land in relation to the Acquisition. Credit Suisse First Boston and JPMorgan Cazenove are acting as joint financial advisers to Pillar and JPMorgan Cazenove is acting as sole corporate broker to Pillar.

Commenting on the Acquisition, Stephen Hester, Chief Executive of British Land, said:

"The acquisition of Pillar provides British Land with an attractive opportunity to accelerate our stated strategy. We are reshaping the portfolio towards growth assets and intensifying property asset management activity. By adding over £3 billion of fund assets under management, a valuable new avenue of income growth also opens up."

Commenting on the Acquisition, Raymond Mould, Chairman of Pillar, said:

"Since its flotation, Pillar has generated high returns for its shareholders. The Board of Pillar believes that British Land will be a good steward for the preservation and development of the existing funds and that the total Acquisition value of 855 pence per share provides ordinary shareholders with an attractive exit price."

This summary should be read in conjunction with the full text of the attached announcement.

British Land will be holding an analysts' presentation today, Monday 23 May 2005 at 11am at the Conference Centre of UBS, 1 Finsbury Avenue, London EC2M 2PP.

A live conference call will be available through the following dial-ins: +44 800 018 0769 and +44 20 7950 1252. Passcode: British Land

The details will be on the company's website www.britishland.com. An archive copy will then be available at the same address later today.

ENQUIRIES:

The British Land Company PLC

Stephen Hester	+44 20 7467 3503
John Weston Smith	+44 20 7467 2899

UBS Investment Bank—Joint Financial Adviser and Corporate Broker to British Land

Simon Warshaw	+44 20 7568 1000
Tim Guest	+44 20 7568 1000
Mihiri Jayaweera	+44 20 7568 1000

Morgan Stanley & Co. Limited—Joint Financial Adviser and Corporate Broker to British Land

Jonathan Lane	+44 20 7425 5000
Mark Warham	+44 20 7425 5000
Paul Baker	+44 20 7425 5000

Finsbury—Public relations adviser to British Land

Edward Orlebar	+44 20 7251 3801

Pillar Property PLC

Raymond Mould	+44 20 7915 8000
Patrick Vaughan	+44 20 7915 8000

Credit Suisse First Boston—Financial Adviser to Pillar

Andrew Christie	+44 20 7888 8888
Ian Marcus	+44 20 7888 8888
Ian Brown	+44 20 7888 8888

JPMorgan Cazenove—Financial Adviser and Corporate Broker to Pillar

Richard Cotton	+44 20 7588 2828
Bronson Albery	+44 20 7588 2828
Roger Clarke	+44 20 7588 2828

Gavin Anderson—Public relations adviser to Pillar

Charlotte Stone	+44 20 7554 1400
Richard Constant	+44 20 7554 1400

Morgan Stanley & Co. Limited and UBS Investment Bank are acting for British Land and no one else in relation to the Acquisition and the matters referred to in this announcement and will not be responsible to any person other than British Land for providing the protections afforded to clients of Morgan Stanley & Co. Limited and UBS Investment Bank nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

Credit Suisse First Boston and JPMorgan Cazenove are acting for Pillar and no one else in connection with the Acquisition and the matters referred to herein and will not be responsible to any other person for providing the protections offered to clients of Credit Suisse First Boston and JPMorgan Cazenove or for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The Proposals will not be made, directly or indirectly, in, into or from or by the use of mail or any means or instrumentality (including, without limitation, telephone, facsimile or other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of Canada, Australia or Japan. Accordingly, neither this announcement nor the Scheme Document or accompanying documents (or any copy thereof) is being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan. All Shareholders or other persons (including nominees, trustees and custodians) who would otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or the Scheme Document and accompanying documents to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Securities Act 1933 or under any relevant securities laws of any states or other jurisdiction of the United States, nor have the relevant clearances been, nor will they be, obtained from the securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with or registered by the Australian Securities and Investments Commission nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities law of Japan. Accordingly, unless an exception under the Securities Act 1933 or such securities laws is available, the Loan Note Alternative is not being made available in, and the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from, the United States, Canada, Australia or Japan, or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration thereof, or to or for the account or benefit of any US Person or resident of Canada, Australia or Japan.

The Directors of British Land accept responsibility for the information contained in this announcement, other than that relating to Pillar, the Pillar Group, the Directors of Pillar and members of their immediate families, related trusts and persons connected with them (within the meaning of Section 346 of the Companies Act) and information relating to the recommendation of voting in favour of the Proposals and the recommendation itself. To the best of the knowledge and belief of the Directors of British Land (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors of Pillar accept responsibility for the information contained in this announcement relating to Pillar, the Pillar Group, the Directors of Pillar and members of their immediate families, related trusts and persons connected with them (within the meaning of Section 346 of the Companies Act) and information relating to the recommendation of voting in favour of the Proposals and the recommendation itself. To the best of the knowledge and belief of the Directors of Pillar (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor a

solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Pillar, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Pillar is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel by not later than 12.00 noon (London time) on the business day following the date of the relevant transaction in such securities during the period from the date of this announcement to the date of the Meetings. Please consult your independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately if you believe this Rule may be applicable to you or consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on +44 (0)20 7638 0129.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN.
FOR IMMEDIATE RELEASE

23 May 2005

RECOMMENDED ACQUISITION

by

THE BRITISH LAND COMPANY PLC

for all the issued and to be issued share capital of

PILLAR PROPERTY PLC

to be effected by means of
a Scheme of Arrangement
under section 425 of the Companies Act 1985

1. Introduction

The boards of British Land and Pillar are pleased to announce they have reached agreement on the terms of the recommended Proposals under which British Land will acquire the entire issued and to be issued ordinary share capital of Pillar.

The Pillar Directors, who have been so advised by Credit Suisse First Boston and JPMorgan Cazenove, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Pillar Directors, Credit Suisse First Boston and JPMorgan Cazenove have taken into account the commercial assessments of the Pillar Directors.

2. The Acquisition

It is intended that the Acquisition is to be implemented by way of a Court sanctioned Scheme of Arrangement under section 425 of the Companies Act, which will be subject to the conditions and further terms set out in Appendix I to this announcement and to the further terms to be set out in the Scheme Document. Pillar Shareholders other than those who validly elect for the Loan Note Alternative will receive:

for each Pillar Share **855 pence in cash**

The Acquisition values the entire issued and to be issued ordinary share capital of Pillar at approximately £811.0 million.

- The Acquisition price represents a premium of:

  - 9.6 per cent. to the fully diluted net asset value of 780 pence per Pillar share as at 31 March 2005;

  - 7.5 per cent. to the closing price of 795 pence per Pillar Share as of 19 May 2005, the day prior to announcement that Pillar was in discussions with a possible offeror.

The Acquisition will be made by British Land or, at its option, a wholly owned subsidiary of British Land.

Definitions of certain expressions used in this announcement are contained in Appendix III.

3. Loan Note Alternative

Pillar Shareholders (other than certain Overseas Persons) may elect to receive Loan Notes to be issued by British Land (or a wholly owned subsidiary of British Land) as an alternative to receiving any or all of the cash consideration which they would otherwise receive under the Acquisition on the following basis:

For every £1 of cash consideration under the Scheme, £1 nominal value of Loan Notes.

The Loan Notes will be unsecured obligations of British Land (or, if relevant, the wholly owned subsidiary of British Land) and will be issued, credited as fully paid, in amounts and integral multiples of £1 in nominal value. The obligation to pay the principal sum under the Loan Notes will be irrevocably and unconditionally guaranteed for three years from the date of the instrument creating the Loan Notes. The Loan Notes will not be transferable other than in certain limited circumstances. All fractional entitlements will be disregarded and not paid. The Loan Notes will be governed by English Law.

The Loan Notes will bear interest (from the date of issue) payable to the relevant holder of Loan Notes (subject to any requirement to deduct tax thereon) semi-annually in arrears on 31 December and 30 June at the rate of 0.55 per cent. below LIBOR. The first interest payment will be made on 31 December 2005 in respect of the period from and

including the date of issue of the relevant Loan Notes up to (but excluding) that date.

The Loan Note Alternative will be conditional upon the Scheme becoming effective, and valid elections having been received by such time for at least £5 million in nominal value of Loan Notes. The Loan Notes will have a term of 10 years and holders of Loan Notes will have the opportunity to redeem them on each interest payment date falling on or after 30 September 2006, provided that any Loan Notes issued after 30 September 2005 will be redeemable only from the first interest payment date falling after the first anniversary of the issue of such Loan Notes. British Land will be entitled to redeem all outstanding Loan Notes if the aggregate nominal value of outstanding Loan Notes is below £5 million at any time during their term.

The aggregate principal amount of the Loan Note is limited to £200 million. If valid elections are received from holders of Scheme Shares in excess of this amount, elections will be scaled back on a pro-rata basis so that the aggregate principal amount of Loan Notes issued shall not exceed £200 million.

Further details of the Loan Note Alternative will be set out in the Scheme Document.

4. Recommendation, irrevocable undertakings and share purchase

The Pillar Directors, who have been so advised by Credit Suisse First Boston and JPMorgan Cazenove, consider the terms of the Proposals to be fair and reasonable. In providing advice to the Pillar Directors, Credit Suisse First Boston and JPMorgan Cazenove have taken into account the commercial assessments of the Pillar Directors.

The Pillar Directors are unanimously recommending Pillar Shareholders to vote in favour of the Scheme. The Directors of Pillar have irrevocably undertaken to vote in favour of the Proposals in respect of a total of 4,093,617 Pillar Shares representing, approximately 4.5 per cent. of the existing issued ordinary share capital of Pillar. These irrevocable undertakings will only cease to be binding in the event that the Scheme lapses or is withdrawn.

An irrevocable undertaking has also been received from the trustee of the Employee Share Option Trust (ESOT) in respect of a total of 1,166,762 Pillar Shares representing approximately 1.3 per cent. of the existing issued ordinary share capital of Pillar. This irrevocable undertaking will only cease to be binding in the event that the Scheme lapses or is withdrawn.

British Land has today acquired from GE Pension Trust its holding of 19,335,710 Pillar shares representing approximately 21.5 per cent. of the existing issued ordinary share capital of Pillar.

5. Background to and reasons for the Acquisition

The Acquisition of Pillar is consistent with British Land's strategic evolution, to be more fully presented with its preliminary results for the year ended 31 March 2005 on Wednesday, 25 May 2005. This builds on the bedrock of British Land's existing focus on UK real estate offering growth, quality and security. The aim is to further intensify British Land's asset management and its portfolio management, as well as to build and renew its talent base. The principal benefits of the transaction include:

The transaction, together with existing assets, gives British Land a unique and distinctive leadership position in the highest performing retail asset class. Pillar (directly and indirectly) owns approximately £1.3 billion of high quality property assets and manages an attractive portfolio of some of the largest out of town retail parks in the UK valued at approximately £2.7 billion. Retail warehousing has been and is expected to remain one of the most attractive asset classes with strong prospects. British Land believes that retail warehousing continues to be an attractive asset class and British Land expects demand to continue to grow, while restrictions on planning consents are expected to limit further supply of this asset class. With approximately 77 per cent. of the Hercules Unit Trust ("HUT") portfolio consisting of retail parks with open A1 consent, Pillar offers a unique opportunity to obtain exposure to such a high quality portfolio of this type and of such a large size. Through a 36.4 per cent. ownership in PREF, this transaction will also give British Land exposure to a high quality growth market in Continental Europe—which fits well with the core UK competencies of the combined company following the Acquisition.

Following the Acquisition, British Land will own or manage in excess of £10 billion in retail assets. This is expected to create management synergies and further strategic options if UK REITs are successfully implemented.

The acquisition of Pillar's fund management operation creates an additional revenue stream which is expected to grow. This is a logical and attractive extension of British Land's distinctive track record in property partnerships with third parties. Additionally, this fund management expertise may be useful in considering future options around British Land's existing assets.

British Land will also welcome Pillar's high quality management team which has a track record of generating growth from active property management with a strong performance orientation. They will intensify and add to the property management skills of British Land's existing team.

6. Financial effects of the Acquisition

From an earnings and total return perspective, Pillar will primarily be reflected in British Land's accounts from the second half of the 2005/6 financial year. British Land expects attractive growth in total returns from Pillar to make the acquisition value enhancing for British Land. *Inter alia*, Pillar's profits are expected to benefit from strong rental reversions, ongoing rental increases, significant interest and administration cost savings on integration and the revised fee arrangements expected to be agreed with HUT unit holders at the HUT EGM. Additionally there remain attractive prospective development profits in the Pillar portfolio for realisation over the next three years. The timing of these effects will determine whether or not there will be any modest initial cash earnings dilution.

British Land also believes that there may be additional attractive synergies in the Group as a whole from management of the combined retail portfolio and performance of the enlarged property management team.

On a pro-forma basis, the acquisition of Pillar would have increased British Land's Loan to Value Ratio by approximately 5 percentage points. British Land's financial position remains strong with interest payments well covered by income. The enlarged asset portfolio enjoys a unique and substantial level of income security (long leases, low voids) and a secure debt structure.

7. Information on British Land

British Land is the largest UK property investment company by assets and a prominent constituent of the FTSE 100 Index. The company invests in, manages and develops prime, modern properties principally in the Retail and London Office Sectors. Properties under management at 30 September 2004 totalled £12.3 billion: the majority is directly owned; the balance is held in joint ventures and partnerships, of which British Land's share was valued at £1.2 billion.

British Land's investment approach is biased towards high quality, long lease assets with strong long-term income growth in prospect. A key

criterion is a property's enduring attraction to occupiers because of its business suitability, location and efficiency.

The portfolio focuses on areas where the trends of supply and demand are favourable over the long term. Approximately 55 per cent. is invested in retail properties (37 per cent. out-of-town), including Meadowhall Shopping Centre (one of only six regional centres in the UK), 71 superstores, 40 retail warehouse parks and 39 prime department stores. A further 37 per cent. is invested in Central London offices, including Broadgate, the premier City office estate.

The company blends its leasing, development, asset and liability management skills in a single integrated approach. Efficient capital structures and strong risk management disciplines are an integral part of that approach.

British Land's management of its high quality properties, balanced portfolio and efficient capital structure has produced total returns of 10.1 per cent. per annum for shareholders over the 10 years to 31 March 2004 plus 9.1 per cent. during the 6 months to the last reported results at 30 September 2004.

British Land generated profit before tax of £80.1 million for the six months ended 30 September 2004 (£186.0 million for the year ended 31 March 2004), Group gross rental income of £252.1 million for the six months ended 30 September 2004 (£486.7m for the year ended 31 March 2004). Net assets were £5,265.0 million at 30 September 2004 (£4,669.4 million at 31 March 2004) and adjusted diluted net asset value per share was 1,049 pence at 30 September 2004 (966 pence at 31 March 2004). Net debt was £4,936.4 million at 30 September 2004 (£4,866.8 million at 31 March 2004) with a Loan to Value ratio of 46 per cent. (48 per cent. at 31 March 2004).

British Land aims to manage its business and assets to achieve a Loan to Value range of 45-55 per cent. This process also underlines British Land's commitment to improving shareholder returns through active portfolio management.

8. Information on Pillar

Pillar is a listed property company active in both UK and European commercial property markets. Its principal investments are focussed on UK retail parks and City of London offices.

In addition as property adviser to both HUT, the largest retail park unit trust investing in the UK, and City of London Office Unit Trust ("CLOUT"),

which specialises in City of London offices, Pillar Retail Europark Fund ("PREF"), a European retail park fund and Hercules Income Fund ("HIF"), a UK smaller retail parks fund, Pillar manages property with a gross value of over £3 billion. Pillar receives management fees on the trust portfolios and performance fees dependent upon trust investment performance exceeding certain benchmarks. In addition, Pillar develops retail schemes which will be offered to HUT. New fee arrangements have recently been put to the unit holders of HUT which would, if approved, provide an increase in base management fees and a revised HUT performance fee for the future.

The majority of Pillar's investments are in the form of units in HUT and CLOUT. As at 28 April 2005, HUT had a gross property value of £2.5 billion of which Pillar owned 34.4 per cent. and CLOUT had a gross property value of £582 million of which Pillar owned 35.9 per cent. HUT was created in September 2000 as a closed-ended Jersey property unit trust to invest in properties in major warehouse or shopping park locations in the United Kingdom. The objective of HUT is to creatively and actively manage the retail park assets to achieve rental and capital growth above benchmarked targets whilst not exposing itself to speculative risk.

Pillar had Net Assets of £720.9 million at 31 March 2005 compared with £655.6 million as at 31 March 2004. Pillar generated profit before tax of £21.7million for the year ended 31 March 2005 compared with £20.9 million for the year ended 31 March 2004.

9. The Structure of the Acquisition

The Proposals will be effected by means of a Scheme of Arrangement between Pillar and Scheme Shareholders under section 425 of the Companies Act. The Acquisition by British Land of the whole of the issued and to be issued share capital of Pillar is to be achieved by the cancellation of the Cancellation Shares and the application of the reserve arising from such cancellation in paying up in full a number of New Pillar Shares (which is equal to the number of Cancellation Shares) and issuing the same to British Land and/or its nominees in consideration for which holders of Cancellation Shares will receive consideration on the basis set out in the introduction and in paragraph 2 of this announcement.

Scheme Shares acquired under the Loan Note Alternative will be transferred to British Land in exchange for the issue of the Loan Notes to holders of Scheme Shares who elect for the Loan Note Alternative.

It is expected that the Scheme Document will be posted in June and that the Scheme will become effective in August 2005, subject to the satisfaction or waiver of all the Conditions set out in Appendix I to this announcement.

The Scheme requires approval of the Pillar Shareholders (other than the British Land Shareholder) by passing a resolution at the Court Meeting. In order to become effective, the Scheme must be approved by a majority in number representing at least 75 per cent. in value of the Pillar Shares that are voted at the Court Meeting. In addition, a special resolution approving any alteration of Pillar's articles of association and sanctioning the related Capital Reduction must be passed by Pillar Shareholders representing 75 per cent. of the votes cast at the Extraordinary General Meeting.

Following the Meetings, the Scheme and the related Capital Reduction must be sanctioned and confirmed by the Court and will only become effective on delivery to and registration by the Registrar of Companies of:

(i) a copy of the Court Order sanctioning the Scheme and approving the Capital Reduction ; and

(ii) a copy of the Scheme Document.

The British Land Shareholder will give an undertaking to the Court to be bound by the Scheme.

If the Scheme becomes effective, it will be binding on all Pillar Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting.

The Scheme will (subject to the passing of the resolution at the Extraordinary General Meeting) extend to any Pillar Shares issued under the Pillar Share Schemes or otherwise before the record date for the Scheme. The Scheme will not extend to Pillar Shares issued after that date.

Further details of the Scheme will be contained in the Scheme Document.

10. Implementation Agreement

Pillar and British Land have entered into the Implementation Agreement which governs their relationship during the period until the Scheme becomes effective or the Proposals lapse. Amongst other

things, the parties have agreed to cooperate with regard to the process to implement the Scheme and Pillar has undertaken to conduct the business in the ordinary course prior to the date the Scheme becomes effective. Under the Implementation Agreement British Land has reserved the right to effect the Acquisition to by way of a takeover offer for Pillar.

Pillar has agreed to pay an inducement fee to British Land of £3.1 million if:

(a) the Acquisition subsequently lapses or is withdrawn or (with the consent of the Panel) is not made and before this time an Independent Competing Offer for Pillar is announced (whether or not a pre-conditional basis), and that Independent Competing Offer or other Independent Competing Offer subsequently becomes or is declared unconditional in all respects or is otherwise completed; or

(b) the Pillar Directors (or any committee of the board) withdraw or adversely modify for whatever reason their recommendation of the Proposals or agree to resolve to recommend an Independent Competing Offer.

(c) the Panel allows British Land to withdraw its support for the Scheme by reason of a breach of any of the conditions (other than those set out in paragraphs 2(a)-(e) and 2(g) where such breach arose as a result of an act or omission of Pillar) or because the Implementation Agreement is terminated for breach of certain covenants relating to the conduct of Pillar's business prior to the Effective Date of the Acquisition and obligations to be performed by Pillar if the circumstances are of such material significance to British Land that the Panel permits the Scheme to be withdrawn, provided that (if the breach is remediable within the timeframe contemplated for effecting the Scheme) Pillar has been given such period as is reasonable in the light of that timetable (not exceeding 15 days) to remedy the same and has not so remedied it within such time.

Pillar has further agreed that it shall not (i) solicit, initiate or otherwise seek to procure any Independent Competing Offer or (ii) enter into or continue any discussions, negotiations, correspondence or arrangement relating to any Independent Competing Offer other than in accordance with obligations imposed under the terms of the City Code and (save to the extent that the Pillar Directors (having taken appropriate legal advice) reasonably consider that they would be in breach of their fiduciary duties not to do so).

Pillar has also agreed to notify British Land if it receives a serious approach from a third party and an Independent Competing Offer is capable of being implemented.

Save insofar as is not consistent with Pillar's Directors fiduciary duties or duties owed to the Court with regard to the process relating to the Scheme, if an Independent Competing Offer is announced for Pillar, Pillar has undertaken that it will not withdraw the Scheme for a period of 72 hours from the time of that announcement and if, within that time, British Land communicates to Pillar a revision to the terms of the Acquisition, so that the terms of the Acquisition, as so revised, provide for a price in cash per Pillar Share at not less than 5 per cent. more than the price per Pillar Share offered under the Independent Competing Offer, the Pillar Directors will continue to recommend the Scheme and withdraw any recommendation of the Independent Competing Offer.

11. Financing of the Acquisition

The cash consideration payable by British Land to Pillar Shareholders under the terms of the Scheme will be provided by British Land from existing resources.

12. Management and employees

The British Land Directors have given assurances to Pillar that, if the Scheme becomes effective, the existing employment rights, including pension rights, of all Pillar management and employees will be fully safeguarded.

If the Scheme becomes effective, British Land will be pleased to welcome key members of Pillar's executive management team to important roles in the combined company at closing.

It is intended that Patrick Vaughan will join British Land as an Executive Director for a transitional period expected to be around one year to oversee the smooth integration of Pillar and the successful continuance of the fund management business. Andrew Jones will join British Land's Executive Committee as Co-Head of Asset Management, together with Tim Roberts, currently Joint Head of Asset Management at British Land, who is being promoted into the same role. The two of them represent the talented younger generation of property managers that British Land is committed to promoting. The other key senior members of Pillar's property team will continue in their existing roles.

British Land is committed to the expansion of Pillar's fund management business to the benefit of all unit holders. Additionally as a sign of its

commitment, British Land expects to remain the largest unit holder overall. To ensure continuity of management, it is anticipated that the fund management business within the combined group will appoint Andrew Jones as its managing director. Stephen Hester, Chief Executive of British Land will chair the fund management board and its other Directors will include Valentine Beresford and Mark Stirling.

13. Pillar Employee Share Schemes

Appropriate proposals will be made to participants in the Pillar Employee Share Schemes in due course. Details of these proposals will be set out in the Scheme Document.

14. Delisting and Cancellation of trading

It is intended that application will be made to the UK Listing Authority for the listing of the Pillar Shares to be cancelled and to the London Stock Exchange for them to cease to be admitted to trading with effect from the Effective Date.

15. General

The Acquisition will be subject to the applicable requirements of the City Code. The Scheme Document containing the full terms and conditions of the Acquisition will be posted to Pillar Shareholders (other than to any Pillar Shareholders with addresses in Canada, Australia or Japan) in due course.

In deciding whether or not to vote in favour of the Scheme in respect of their Pillar Shares, Pillar Shareholders should rely on the information contained in, and follow the procedures described in, the Scheme Document and accompanying documents.

Save in respect of the irrevocable undertakings and the purchase of the GE stake referred to in paragraph 4 above neither British Land nor any of the British Land Directors, nor, so far as British Land is aware, any party acting in concert with it, owns or controls any Pillar Shares or holds any options to purchase Pillar Shares or has entered into any derivative referenced to securities of Pillar which remain outstanding.

British Land reserves the right to change the structure of making the Acquisition to a takeover offer.

ENQUIRIES:

The British Land Company PLC
Stephen Hester +44 20 7467 3503
John Weston Smith +44 20 7467 2899

Morgan Stanley & Co. Limited—Joint Financial Adviser and Corporate Broker to British Land
Jonathan Lane +44 20 7425 5000
Mark Warham +44 20 7425 5000
Paul Baker +44 20 7425 5000

UBS Investment Bank—Joint Financial Adviser and Corporate Broker to British Land
Simon Warshaw +44 20 7568 1000
Tim Guest +44 20 7568 1000
Mihiri Jayaweera +44 20 7568 1000

Finsbury—Public relations adviser to British Land
Edward Orlebar +44 20 7251 3801

Pillar Property PLC
Raymond Mould +44 20 7915 8000
Patrick Vaughan +44 20 7915 8000

Credit Suisse First Boston—Financial Adviser to Pillar
Andrew Christie +44 20 7888 8888
Ian Marcus +44 20 7888 8888
Ian Brown +44 20 7888 8888

JPMorgan Cazenove—Financial Adviser and Corporate Broker to Pillar
Richard Cotton +44 20 7588 2828
Bronson Albery +44 20 7588 2828
Roger Clarke +44 20 7588 2828

Gavin Anderson—Public relations adviser to Pillar
Charlotte Stone +44 20 7554 1400
Richard Constant +44 20 7554 1400

UBS Investment Bank and Morgan Stanley & Co. Limited are acting for British Land and no one else in relation to the Acquisition and the matters referred to in this announcement and will not be responsible to any person other than British Land for providing the protections afforded to customers of UBS Investment Bank and Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

Credit Suisse First Boston and JPMorgan are acting for Pillar and no one else in connection with the Acquisition and the matters referred to herein and will not be responsible to any other person for providing the protections offered to clients of Credit Suisse First Boston and JPMorgan Cazenove or for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The Proposals will not be made, directly or indirectly, in, into or from or by the use of mail or any means or instrumentality (including, without limitation, telephone, facsimile or other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of Canada, Australia or Japan.

Accordingly, neither this announcement nor the Scheme Document or accompanying documents (or any copy thereof) is being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan. All Shareholders or other persons (including nominees, trustees and custodians) who would otherwise intend to, or may have a contractual or legal obligation to, forward this announcement or the Scheme Document and accompanying documents to any jurisdiction outside the United Kingdom should refrain from doing so and seek appropriate professional advice before taking any action.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Securities Act 1933 or under any relevant securities laws of any states or other jurisdiction of the United States, nor have the relevant clearances been, nor will they be, obtained from the securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with or registered by the Australian Securities and Investments Commission nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities law of Japan. Accordingly, unless an exception under the Securities Act 1933 or such securities laws is available, the Loan Note Alternative is not being made available in, and the Loan Notes may not be offered, sold, resold or delivered,

directly or indirectly, in, into or from, the United States, Canada, Australia or Japan, or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration thereof, or to or for the account or benefit of any US Person or resident of Canada, Australia or Japan.

The Directors of British Land accept responsibility for the information contained in this announcement, other than that relating to Pillar, the Pillar Group, the Directors of Pillar and members of their immediate families, related trusts and persons connected with them (within the meaning of Section 346 of the Companies Act) and information relating to the recommendation of voting in favour of the Proposals and the recommendation itself. To the best of the knowledge and belief of the Directors of British Land (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors of Pillar accept responsibility for the information contained in this announcement relating to Pillar, the Pillar Group, the Directors of Pillar and members of their immediate families, related trusts and persons connected with them (within the meaning of Section 346 of the Companies Act) and information relating to the recommendation of voting in favour of the Proposals and the recommendation itself. To the best of the knowledge and belief of the Directors of Pillar (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Pillar, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Pillar is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel by not later than 12.00 noon (London time) on the business day following the date of the relevant transaction in such securities during the period from the date of this announcement to the

date of the Meetings. Please consult your independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately if you believe this Rule may be applicable to you or consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on +44 (0) 20 7638 0129.

Appendix I

CONDITIONS OF THE SCHEME

The Scheme will comply with the rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. The Scheme will be governed by English law and will be subject to the jurisdiction of the English courts and to the terms and conditions set out below and to the further terms set out in the Scheme *Document*.

(1) The Proposals will be conditional upon the Scheme becoming unconditional and becoming effective by no later than 31 October 2005 or such later date (if any) as British Land and Pillar may agree and (if required) the Court shall approve.

(2) The Scheme is conditional upon:

(a) approval of the Scheme by a majority in number representing 75 per cent. or more in value of Pillar Shareholders (other than the British Land Shareholder) *present and voting*, either in person or by proxy, at the Court Meeting or at any adjournment of that meeting;

(b) the resolution(s) in connection with or required to approve and implement the Scheme being duly passed by the requisite majority at the Extraordinary General Meeting or at any adjournment of that meeting;

(c) the sanction of the Scheme and the confirmation of the Capital Reduction involved therein by the Court (in either case, with or without modifications on terms acceptable to Pillar and British Land) and the delivery of an office copy of the Court Order and the minute of such reduction attached thereto to the Registrar of Companies in England and Wales and the registration, in relation to the Capital Reduction, of such Court Order by him.

(d) the earlier of:

i. the Financial Services Authority (***FSA***) notifying British Land of its approval, being given on terms reasonably satisfactory to British Land, of the proposed acquisition by British Land of control of each Pillar entity regulated by it; or

ii. the expiry of a period of three months *beginning* with the date on which the FSA received the notice of control (as defined in section 178(5) of the Financial Services and Markets Act 2000 (***FSMA***)) relating to the proposed acquisition by

British Land of control of each Pillar entity regulated by it, in circumstances where the FSA has neither:

(i) approved the acquisition by British Land of such control; nor

(ii) served a warning notice on British Land pursuant to sub-sections 183(3) or 185(3) of FSMA,

(e) the Luxembourg Commission de Surveillance du Secteur Financier notifying British Land of its approval, being given on terms reasonably satisfactory to British Land, of the proposed acquisition by British Land of control of Pillar and each Pillar entity regulated by it;

(f) no Third Party having intervened and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which is or is likely to be material in the context of the Pillar Group and which would or might reasonably be expected to:

(i) make the Scheme, its implementation or the acquisition or proposed acquisition by British Land or any member of the Wider British Land Group of any shares or other securities in, or control or management of, Pillar or any member of the Wider Pillar Group void, illegal or unenforceable in any relevant jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional adverse conditions or obligations with respect to the Scheme or such acquisition, or otherwise impede, challenge or interfere with the Scheme or such acquisition, or require material amendment to the terms of the Scheme or the acquisition or proposed acquisition of any Pillar Shares or the acquisition of control or management of Pillar or the Wider Pillar Group by British Land or any member of the British Land Group;

(ii) impose any material limitations on, or result in a material delay in the ability of any member of the British Land Group or any member of the Wider Pillar Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider Pillar Group or any member of the British Land Group;

(iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider British Land Group or by any member of the Wider Pillar Group of all or any portion of their

respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

(iv) require any member of the British Land Group or of the Wider Pillar Group to acquire, or offer to acquire, any shares or other securities (or the equivalent) in any member of either Group owned by any third party (other than in the implementation of the Proposals);

(v) impose any material limitation on the ability of any member of the Wider British Land Group or of the Wider Pillar Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider British Land Group or of the Wider Pillar Group;

(vi) result in any member of the Wider Pillar Group or the Wider British Land Group ceasing to be able to carry on business under any name under which it presently does so; or

(vii) otherwise adversely affect any or all of the business, assets, profits, financial or trading position of any member of the Wider Pillar Group,

and all applicable waiting and other time periods during which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(g) without limitation to condition (f) above:

(i) the Office of Fair Trading having indicated, in terms satisfactory to British Land, that the Office of Fair Trading does not intend to refer the proposed acquisition of Pillar by British Land, or any matters arising from that proposed acquisition, to the Competition Commission; and

(ii) all appropriate time periods (including any extensions of such time periods) for any person to apply for a review of any decision taken by the Office of Fair Trading under paragraph (g)(i) having expired or lapsed (as appropriate) without any such application for review having been made;

(h) all notifications and filings which are necessary or are reasonably considered appropriate by British Land having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all necessary statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Scheme or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Pillar or any other member of the Wider Pillar Group by any member of the Wider British Land Group or the carrying on by any member of the Wider Pillar Group of its business;

(i) all Authorisations which are necessary or are reasonably considered necessary or appropriate by British Land in any relevant jurisdiction for or in respect of the Scheme or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Pillar or any other member of the Wider Pillar Group by any member of the Wider British Land Group or the carrying on by any member of the Wider Pillar Group of its business having been obtained, in terms and in a form reasonably satisfactory to British Land, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Pillar Group has entered into contractual arrangements in each case where the absence of such Authorisation would have a material adverse effect on the Pillar Group taken as a whole and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(j) since 31 March 2004 and except as disclosed in Pillar's annual report and accounts for the year then ended or Pillar's interim results for the period ending 30 September 2004 or Pillar's preliminary results for the year ending 31 March 2005 or as publicly announced by Pillar prior to 23 May 2005 (by the delivery of an announcement to a Regulatory Information Service) or as fairly disclosed prior to 23 May 2005 in writing to British Land by or on behalf of Pillar in the course of negotiations, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Pillar Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Scheme or the acquisition or proposed acquisition of any shares or other securities in, or control of, Pillar or any other member of the Wider Pillar Group by any member of the Wider British Land Group or otherwise, could or might reasonably be expected to result in, (in any case to an

extent which is or would be material in the context of the Wider Pillar Group taken as a whole):

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Pillar Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider Pillar Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Pillar Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider Pillar Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv) any asset or interest of any member of the Wider Pillar Group being or falling to be disposed of or ceasing to be available to any member of the Wider Pillar Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Pillar Group otherwise than in the ordinary course of business;

(v) any member of the Wider Pillar Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of material liabilities (actual or contingent) by any member of the Wider Pillar Group other than in the ordinary course of business;

(vii) the rights, liabilities, obligations or interests of any member of the Wider Pillar Group under any such arrangement, agreement, licence, permit, franchise or other

instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(viii) the financial or trading position or the prospects or the value of any member of the Wider Pillar Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, could result in/would be reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (vii) of this condition (j) in any case to an extent which is or would be material in the context of the Pillar Group taken as a whole;

(k) since 31 March 2004 and except as disclosed in Pillar's annual report and accounts for the year then ended or Pillar's interim results for the period ending 30 September 2004 or Pillar's preliminary results for the year ending 31 March 2005 or as otherwise publicly announced by Pillar prior to 23 May 2005 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 23 May 2005 in writing to British Land by or on behalf of Pillar in the course of negotiations no member of the Wider Pillar Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities, other than as between Pillar and wholly-owned subsidiaries of Pillar;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital to an extent which (other than in the case of Pillar) is material in the context of the Pillar Group taken as a whole;

(iii) recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to Pillar or a wholly-owned subsidiary of Pillar);

(iv) except as between Pillar and its wholly-owned subsidiaries or between such wholly-owned subsidiaries made or authorised any change in its loan capital;

(v) (other than any acquisition or disposal in the ordinary course of business or a transaction between Pillar and a wholly-owned subsidiary of Pillar or between such wholly-owned subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same in each case to an extent which is material in the context of the Pillar Group taken as a whole;

(vi) issued or authorised the issue of, or made any change in or to, any debentures or (except in the ordinary course of business and save as between Pillar and any wholly-owned subsidiary) incurred or increased any indebtedness or liability (actual or contingent) which in any case is material in the context of the Pillar Group taken as a whole;

(vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

A. is of a long term, onerous or unusual nature or magnitude or which is reasonably likely to involve an obligation of such nature or magnitude; or

B. is reasonably likely to restrict the business of any member of the Pillar Group; or

C. is other than in the ordinary course of business,

and which in any case is material in the context of the Pillar Group taken as a whole;

(viii) except as between Pillar and its wholly-owned subsidiaries or between such wholly-owned subsidiaries entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider Pillar Group otherwise than in the ordinary course of business which in

any case is material in the context of the Pillar Group taken as a whole;

(ix) entered into or varied the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider Pillar Group;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the Pillar Group taken as a whole;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case which has a material adverse effect on the Pillar Group taken as a whole;

(xii) waived or compromised any claim (otherwise than is the ordinary course of business) which is material in the context of the Pillar Group taken as a whole;

(xiii) made any alteration to its memorandum or articles of association which is material in the context of the Scheme;

(xiv) made or agreed or consented to:

A. any material change:

(I) to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(II) the benefits which accrue or to the pensions which are payable thereunder; or

(III) the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(IIII) the basis upon which the liabilities (including pensions) or such pension schemes are funded or made,

in each case, which has an effect that is material in the context of the Pillar Group taken as a whole, or

B. any change to the trustees including the appointment of a trust corporation;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Pillar Group in a manner which is material in the context of the Pillar Group taken as a whole; or

(xvi) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (k).

(l) since 31 March 2004 and except as disclosed in Pillar's annual report and accounts for the year then ended or Pillar's interim results for the period ending 30 September 2004 or Pillar's preliminary results for the year ending 31 March 2005 or as otherwise publicly announced by Pillar prior to 23 May 2005 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 23 May 2005 in writing to British Land in the course of negotiations:

(i) there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Wider Pillar Group which in any case is material in the context of the Pillar Group taken as a whole;

(ii) no contingent or other liability of any member of the Wider Pillar Group having arisen or become apparent or increased which in any case would be reasonably likely to adversely affect any member of the Wider Pillar Group to an extent which is material in the context of the Pillar Group taken as a whole;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider

Pillar Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Pillar Group which in any case is material in the context of the Pillar Group taken as a whole; and

(iv) (other than as a result of the Scheme) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider Pillar Group which in any case would be reasonably likely to adversely affect any member of the Wider Pillar Group to an extent which is material in the context of the Pillar Group taken as a whole;

(m) British Land not having discovered:

(i) that any financial or business or other information concerning the Wider Pillar Group publicly disclosed or disclosed at any time by or on behalf of any member of the Wider Pillar Group to any member of the Wider British Land Group is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the Preliminary Results dated 23 May 2005 by disclosure either publicly or otherwise to British Land or to its professional advisers to an extent which in any case is material in the context of the Pillar Group taken as a whole;

(ii) that any member of the Wider Pillar Group is subject to any liability (actual or contingent) which is not disclosed in Pillar's annual report and accounts for the financial year ended 31 March 2004 and which in any case is material in the context of the Pillar Group taken as a whole; or

(iii) any information which adversely affects the import of any information disclosed at any time by or on behalf of any member of the Wider Pillar Group to an extent which is material in the context of the Pillar Group taken as a whole.

(n) British Land not having discovered other than to the extent fairly disclosed in writing to British Land by or on behalf of Pillar or as publicly announced prior to 23 May 2005:

(i) that any past or present member of the Wider Pillar Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Pillar Group which in any case is material in the context of the Pillar Group taken as a whole;

(ii) that there is, or is likely to be, any material liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Pillar Group under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise which in any case is material in the context of the Pillar Group taken as a whole; or

(iii) that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Pillar Group which is or would be material in the context of the Pillar Group taken as a whole.

(3) For the purpose of these conditions the definitions in appendix III shall apply and in addition:

(a) "**Third Party**" means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(b) a Third Party shall be regarded as having "**intervened**" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(c) "**Authorisations**" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals;

(d) "**Wider Pillar Group**" means Pillar and its subsidiaries, subsidiary undertakings, associated undertakings (including any joint venture, partnership, firm, unit trust or company in which any member of the Pillar Group is interested or any undertaking in which Pillar and such undertakings (aggregating their interests) have a substantial interest;

(e) "**Wider British Land Group**" means British Land and its subsidiaries, subsidiary undertakings, associated undertakings (including any joint venture, partnership, firm or company in which any member of the British Land Group is interested or any undertaking in which British Land and such undertakings (aggregating their interests) have a substantial interest; and

(f) **"substantial interest"** means a direct or indirect interest in 20 per cent. or more of the equity capital (as defined in the Companies Act) of an undertaking or the relevant units.

Subject to the requirements of the Panel, British Land reserves the right to waive all or any of the above conditions, in whole or in part, except conditions 2(a) to (e) and 2 (g).

Except with the Panel's consent, British Land will not invoke any of the above conditions (except conditions 2(a) to (c)) so as to cause the Scheme not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the relevant condition are of material significance to British Land in the context of the Scheme.

If the Panel requires British Land to make an offer for Pillar Shares under the provisions of Rule 9 of the City Code, British Land may make such alterations to any of the terms and conditions of the offer as are necessary to comply with the provisions of that Rule.

Appendix II

Bases, sources and other information

(a) Unless otherwise stated, the information concerning British Land is extracted without material adjustment from British Land's Interim Report and Accounts for the 6 months ended 30 September, 2004.

(b) Unless otherwise stated, the information concerning Pillar is extracted without material adjustment from Pillar's Preliminary Results for the year ended 31 March 2005 and Accounts for the 6 months ended 30 September, 2004.

(c) The value of the Acquisition is based on 90,048,875 issued Pillar shares and 4,800,000 underlying options, which have exercise prices of 384.7 pence at the date of this announcement. The Acquisition value of £811 million for the entire issued and to be issued Share Capital has been calculated as follows: 855 pence multiplied by the total number of Pillar Shares in issue plus the number of Pillar Shares underlying options with exercise prices of 384.7 pence.

(d) The closing middle market prices of Pillar Shares are derived from the London Stock Exchange Daily Official List for the relevant dates:

Closing price on (pence)	**Price**
20 May 2005	845
19 May 2005	795

The International Securities Identification Number for Pillar Shares is GB00B01HL065.

Appendix III

DEFINITIONS

The following words and expressions have the following meanings in this announcement, unless the context requires otherwise:

Acquisition	the proposed acquisition by British Land of the entire issued and to be issued share capital of Pillar by means of the Scheme as described in this announcement
Act or Companies Act	the Companies Act 1985 (as amended)
acting in concert	has the meaning given by the City Code
British Land	The British Land Company PLC a company incorporated in England and Wales, or as the context requires a wholly owned subsidiary of The British Land Company PLC (which subsidiary shall be incorporated with limited liability under the laws of England and Wales) which is designated by The British Land Company PLC to make the Acquisition
British Land Board or British Land Directors	the board of directors of British Land
British Land Shareholder	British Land, members of its group and persons acting in concert with it holding Pillar Shares
Business Day	any day, other than a Saturday, Sunday or public holiday or bank holiday, on which banks are open for business in the City of London
British Land Group	British Land and its subsidiary undertakings or where the context permits, each of them
Cancellation Shares	the Scheme Shares other than the Loan Note Shares and the Shares held by the British Land Shareholder
Capital Reduction	the reduction of Pillar's share capital associated with the cancellation and extinguishing of the Scheme Shares provided for by the Scheme under section 137 of the Companies Act

City Code	the City Code on Takeovers and Mergers
CLOUT	the City of London Office Unit Trust
Conditions	the conditions to the Scheme and the Acquisition which are set out in Appendix I of this announcement
Court	the High Court of Justice in England and Wales
Court Meeting	the meeting of the Scheme Shareholders convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Scheme (without or without amendment) and any adjournment thereof
Court Order	the Court Order sanctioning the scheme of arrangement and authorising the reduction of capital
Credit Suisse First Boston	Credit Suisse First Boston (Europe) Limited
Effective Date	the day on which the Scheme becomes effective in accordance with its terms
Extraordinary General Meeting	the extraordinary general meeting of Pillar Shareholders expected to be held immediately after the Court Meeting and any adjournment thereof
HUT	Hercules Unit Trust
Implementation Agreement	the agreement executed by Pillar and British Land which governs their relationship during the period until the Effective Date or the Proposals lapse
Independent Competing Offer	an offer or scheme of arrangement, merger or business or combination, or similar transaction which is announced or entered into by a third party which is not acting in concert with British Land to acquire all of the share capital of Pillar, or all of its undertaking, assets and/or business
JPMorgan Cazenove	JPMorgan Cazenove Limited
Listing Rules	the listing rules of the UK Listing Authority, as amended

Loan Note	the floating rate guaranteed unsecured loan notes to be issued by a member of the British Land Group pursuant to the Loan Note Alternative, particulars of which will be the Scheme Document
Loan Note Alternative	the alternative whereby holders of Scheme Shares (other than certain Overseas Persons) may elect to receive, subject to certain terms and conditions, Loan Notes in exchange for all or some only of their Scheme Shares instead of receiving the consideration to which they would otherwise be entitled upon the cancellation of their Scheme Shares under the Scheme
Loan Note Shares	Scheme Shares (if any) in respect of which (a) valid elections have been made under the Loan Note Alternative and (b) Loan Notes are to be issued under the Loan Note Alternative
Loan to Value ratio	the ratio of Group net debt to the aggregate value of the Group's properties (including the surplus of the open market value over the book value of both development and trading properties), investments in joint ventures and other investments
London Stock Exchange	London Stock Exchange PLC
Meetings	the Court Meeting and the Extraordinary General Meeting
New Pillar Shares	the new ordinary shares of 10 pence each in the capital of Pillar to be issued in accordance with the Scheme
Overseas Persons	Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the UK
Panel	the Panel on Takeovers and Mergers
Pillar	Pillar Property PLC a company incorporated in England and Wales
Pillar Board or Pillar Directors	the board of directors of Pillar
Pillar Employee Share Schemes	the Pillar Management Incentive Plan and the Pillar Capital Reward Incentive Share Plan
Pillar Group	Pillar and its subsidiary undertakings any holding company of Pillar and any such holding company and, where the context permits, each of them.
Pillar Shareholders	holders of Pillar Shares from time to time

Pillar Share(s)	the ordinary shares of 10 pence each in the capital of Pillar
Pounds or £	UK pounds sterling, the lawful currency of the UK
PREF	Pillar Retail Europark Fund
Proposals	the Scheme and other matters to be considered at the Meetings
Scheme of Arrangement	the scheme of arrangement proposed to be made under section 425 of the Act between Pillar and the holders of Scheme Shares, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Pillar
Scheme Document	the document containing the formal proposals, expected to be published and sent to Pillar Shareholders
Scheme Shares	(i) the Pillar Shares in issue at the date of the Scheme; and (ii) any Pillar Shares issued after the date of this Scheme and before the voting record time in connection with the scheme; other than any Pillar Shares held by the British Land Shareholder
Scheme Shareholders	holders of Scheme Shares
Subsidiary or subsidiary undertaking	have the meanings given by the Companies Act
UK Listing Authority	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
United Kingdom or UK	The United Kingdom of Great Britain and Northern Ireland

The British Land Company PLC

8 June 2005

BL Rosemound sells at Daventry

The British Land/Rosemound joint venture at DIRFT, Daventry, has completed the sale of a 300,000 sq ft pre-let freehold distribution warehouse to Sun Life Unit Assurance Limited.

The pre-let was signed in November 2004 with Exel for a term of 10 years and construction commenced in the same month. A forward commitment to purchase was entered into with Sun Life in April 2005 and was completed at practical completion of the development in May 2005. This profitable sale at £23.5m reflects an initial yield of 6.65%.

Nigel Webb, Head of Developments at British Land said, "Since acquiring the site in March 2004 BL Rosemound has pre-let over 1m sq ft at DIRFT, endorsing its leading location for distribution warehousing. This profitable first phase has been completed on time and within budget."

Sun Life was advised by AXA REIM UK Limited and Strutt and Parker. The BL Rosemound joint venture was advised by M3.

Contacts

The British Land Company PLC:

John Weston Smith	Tel: 020 7467 2899
Nigel Webb	Tel: 020 7467 2860

Finsbury:

Edward Orlebar	Tel: 020 7251 3801
Faeth Birch	Tel: 020 7251 3801

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England - Established in 1856

05050950

The British Land Company PLC

SEC MAIL PROCESSING
RECEIVED
OCT 1 0 2006
WASH. D.C. 213 SECTION

14th July 2005

Press Release

INTERNATIONAL FINANCIAL REPORTING STANDARDS

British Land is presenting its unaudited accounts for the year ended 31st March 2005 restated under International Financial Reporting Standards ('IFRS'). The change to the accounting basis arises from legislation requiring all EU listed companies to apply IFRS in their financial statements.

The disclosures include guidance as to the effect of IFRS on the Group's reported results and balance sheet and the comparative figures expected to be used in the interim statement and final accounts for the 6 months to 30th September 2005 and 31st March 2006 respectively.

There are no changes in interpretation or methodology from the advance guidance given by the Company in its presentation on 25th January 2005.

In adopting IFRS no adjustments have been necessary in respect of the refinancing of Broadgate carried out in March 2005, nor for expensing share-based incentives, which were already expensed on the basis of their fair values under the Company's previous accounting policies.

Good progress is being made with other European companies through the industry body EPRA to define industry standard reporting measures for net assets and earnings.

Contacts:

The British Land Company PLC

Graham Roberts	020 7467 2948
Lucinda Bell	020 7467 2888

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England - Established in 1856

The British Land Company PLC ('British Land')

Adoption of International Financial Reporting Standards ('IFRS') Results for the year ended 31 March 2005 presented under IFRS

Introduction

On 25 May 2005 British Land reported its financial results for the year ended 31 March 2005, prepared for the last time under UK Generally Accepted Accounting Practice ('UK GAAP'). Going forward the Group will prepare its consolidated financial statements in accordance with IFRS as required for all European Union listed companies. British Land's first IFRS results will be for the six months to 30 September 2005 and the Group's first annual report under IFRS will be for the year to 31 March 2006.

The following unaudited IFRS results include comparative information for the half year to 30 September 2004 and the year ended 31 March 2005.

This announcement describes for investors:

- the key impacts of the conversion from UK GAAP to IFRS on the Group's results for the year to 31 March 2005;
- the key judgements in making the transition to IFRS; and
- the restated results under IFRS for the half year to 30 September 2004 and the year to 31 March 2005, which are expected to form the comparative figures for both the interim six months to 30 September 2005 and the year to 31 March 2006 statements.

Although the impact on the reporting of our results is significant, the underlying performance of the business and its cash flows remain unaffected.

The principal changes to British Land's previously reported UK GAAP financial information are:

- to recognise investment property and other investment revaluation surpluses in the income statement;
- to provide for deferred tax on property and investment revaluations;
- to recognise certain financial instruments at fair value; and
- to reflect on a single line within income, the Group's share of joint venture income after revaluation surpluses and current and deferred taxes.

No adjustment is required on transition to IFRS for the accounting of share-based incentives or pension costs as the Group took advantage of the option to adopt similar UK GAAP standards early and has reported its results for the year to 31 March 2004 and 31 March 2005 in accordance with these standards. No adjustment is required to the accounting treatment of the Broadgate refinancing carried out in March 2005.

To assist an understanding of the results, we include on pages 29 and 30 summary financial statements which consolidate on a proportional basis the Group's share of joint venture income, assets and liabilities.

Key financial highlights

The key financial highlights of adopting IFRS for our 31 March 2005 results are:

	IFRS £m	Impact on results previously disclosed
Group and share of joint ventures		
Net rental income	584.7	Increased by £12.9m
Profit before tax	779.2	Increased by £757.4m
Underlying profits before tax*	180.9	Increased by £6.1m
Balance sheet net assets	4,782.6	Decreased by £796.7m - principally due to recognition of deferred taxation
Adjusted diluted net assets**	5,913.2	Increased by £89.6m
Net debt	6,563.1	Increased by £26.9m
Weighted average debt maturity	13.5 yrs	Unchanged
Loan to value (debt / property & investments)	52%	Unchanged
Weighted average interest rate	6%	Unchanged

* Underlying profits are profits adjusted in line with the industry proposed earnings measure and adjusted for the exceptional refinancing of Broadgate. The industry proposed adjusted earnings measure excludes gains on asset revaluations and disposals and related taxation and the capital allowance effects of IAS 12 where applicable.

** Adjusted Net Asset Value (NAV) is based on the industry proposed net asset performance measure. It includes the external valuation surplus on trading and finance lease properties but excludes the contingent taxation provision, any related goodwill, the fair value adjustments for debt and derivatives and capital allowance effects of IAS12.

Contents

Overview of impact
Income statement

Under the industry proposed adjusted earnings measure (earnings before gains on asset revaluations and disposals), our IFRS diluted earnings per share are 35.5p, as compared with an underlying 34.3p as previously reported under UK GAAP.

Reconciliation of profit before tax and underlying profit before tax - 31 March 2005

	PBT £m	Underlying PBT* £m
As previously reported - UK GAAP 31 March 2005	**21.8**	**174.8**
Revaluations on property and investments included in income	753.2	
Deferred and current taxation of joint ventures now recognised in pre tax profits	(41.6)	
Recognition of fair value adjustments on financial instruments	(5.9)	(5.9)
Adjustment for timing differences on recognition of lease incentives	11.0	11.0
Other movements	(0.9)	1.0
As restated - IFRS 31 March 2005	**737.6**	**180.9**

*Underlying profits are profits adjusted in line with the industry proposed earnings measure and adjusted for the exceptional refinancing of Broadgate. The industry proposed adjusted earnings measure excludes gains on asset revaluations and disposals and related taxation and the capital allowance effects of IAS 12 where applicable.

Diluted earnings per share

Diluted earnings per share and underlying diluted earning per share, which is calculated after taking account of taxation, is as follows:

	EPS pence	Underlying EPS pence
UK GAAP	11.3	34.3
IFRS	125.9	35.5

Overview of impact (continued)

Balance Sheet

On an adjusted diluted basis the NAV per share of 1128p (industry proposed performance measure) is slightly higher than the 1111p that was previously reported under UK GAAP.

Reconciliation of diluted net assets - 31 March 2005	**NAV £m**	**Adjusted NAV £m**
As previously reported - UK GAAP 31 March 2005	**5,693.4**	**5,823.6**
Recognition of contingent taxation on revaluation gains	(963.5)	
Goodwill adjustments*	108.0	33.0
Recognition of financial instruments at fair value net of deferred taxation	(16.6)	
Deferred taxation on external surplus on trading & finance lease properties	(17.0)	
Final dividend only recognised on approval	56.5	56.5
Other movements	(2.2)	0.1
As restated - IFRS 31 March 2005	**4,858.6**	**5,913.2**
Diluted NAV per share	**pence**	**pence**
UK GAAP	1087	1111
IFRS	927	1128

Adjusted Net Asset Value (Adjusted NAV) is the industry proposed net asset performance measure. It includes the external valuation surplus on trading and finance lease properties but excludes the contingent taxation provision, any related goodwill, the fair value adjustments for debt and derivatives and capital allowance effects of IAS12 (see note 17).

* The goodwill adjustment primarily relates to some £75 million of deferred taxation recognised on corporate acquisitions and £33 million of negative goodwill written back on transition to IFRS.

Key accounting judgements

As the understanding of the application of IFRS is still evolving it is possible that the treatment of items may change. The following key accounting judgements have been made as part of the transition to IFRS.

Deferred taxation - basis of calculation
IFRS requires that deferred tax is recognised where assets are held at values greater than their tax base cost (usually historical cost). This deferred tax provision is reversed for the industry proposed performance measures of Adjusted Net Asset Value and underlying earnings per share.

The basis of calculating this provision varies depending on whether value is expected to be achieved through sales or retention in the business. As British Land has a proven record of portfolio recycling through sales and a committed strategy to recycle its capital the deferred tax provision is calculated on the basis that assets will be sold and takes account of available loss relief including indexation, but does not assume any mitigation that could be achieved through tax structuring.

Deferred taxation and goodwill
Under IFRS corporate acquisitions are treated as either business combinations or asset acquisitions.

Under business combinations the purchase consideration is compared to the fair value of the assets and liabilities of the company acquired and any excess is recognised as goodwill. In property acquisitions it is from time to time common for less than a full deduction to be made in the purchase price for contingent CGT, in recognition that contingent CGT may not be crystallised for some time, if at all. IFRS prohibits any revision of the deferred tax to its fair value and therefore goodwill may arise on acquisition accounting, equal to the amount of deferred tax provided and not discounted in the purchase price.

Asset acquisitions arise when an asset, or a group of assets, that does not constitute a business is acquired. Under the asset acquisition method the assets and liabilities are treated as though acquired individually even if acquired in a corporate entity. There is no deferred tax relating to revaluations as the assets are treated as acquired at cost. Under this method there is no goodwill.

All corporate acquisitions in prior years and in the year to 31 March 2005 have been treated as business combinations.

Properties - classification as operating leases or finance leases
Under IFRS, we are required to distinguish between properties let under operating leases and those let under finance leases. This distinction is made at the inception of the lease and is not re-assessed over the life of the lease unless the lease terms are varied significantly. Operating leases continue to be shown as a property interest in the balance sheet, but where a finance lease has been identified, IFRS requires the value of the cash flows related to the buildings to be shown as a debtor and the land as a property interest. Income is shown on the building element on a financial rather than a rental basis.

British Land has worked closely with the British Property Federation ('BPF') on guidance notes for the application of IFRS in a UK context (see www.bpf.org.uk/files/resdoc110494339418914-1.pdf). A comprehensive review of the terms of each of our leases has been undertaken using the approach recommeded by the BPF, this review has identified only one material finance lease within one joint venture.

Key accounting judgements (continued)

British Land uses derivatives to manage its interest rate risk. Under IFRS all derivatives, including hedges, are held on the balance sheet at fair value. The default treatment under this standard is for movements in the fair value to be recognised in the income statement, where they will impact reported profits. However, if an entity can demonstrate that its derivatives are effective hedges of specific risks it can choose to adopt hedge accounting. The Group has chosen to adopt hedge accounting.

Under the transitional rules for IFRS, companies may elect to commence application of IAS 39 with effect from 1 April 2005. British Land has chosen to apply IAS 39 in full retrospectively and not use this election.

Derivatives which hedge the Group's floating rate bank debt are classified as cash flow hedges and movements in their fair value are recognised in the hedging reserve, which is part of equity reserves.

The mark to market adjustment on financial instruments and related taxation effects are reversed in calculating Adjusted Net Asset Value.

Consolidated income statement (unaudited)

	Note	IFRS Restated Year ended 31 March 2005 £m	IFRS Restated Six months ended 30 September 2004 £m
Gross rental income - Group	2	**557.5**	256.7
Service charge income less expenses	2	**2.8**	2.1
Property operating expenses	2	**(43.3)**	(21.4)
Net rent and related income		**517.0**	237.4
Administrative expenses		**(48.8)**	(22.4)
Other income		**7.9**	2.9
Profit from operations		**476.1**	217.9
Share of net profit of joint ventures after tax	10	**157.9**	82.6
Profit from operations including share of joint ventures		**634.0**	300.5
Net financing costs			
financing income		**26.7**	6.8
financing expenses		**(352.4)**	(167.5)
	3	**(325.7)**	(160.7)
Net valuation gains on property and investments	4	**609.3**	306.5
Exceptional item refinancing of Broadgate	5	**(180.0)**	
Profit on ordinary activities before tax		**737.6**	446.3
Taxation credit (expense)			
current		**45.5**	(5.7)
deferred		**(129.6)**	(68.9)
	6	**(84.1)**	(74.6)
Profit for the year		**653.5**	371.7
Attributable to:			
Shareholders of the Company		**653.5**	371.7
Basic earnings per share	7	**128.3 p**	74.3 p
Diluted earnings per share	7	**125.9 p**	71.6 p

The results stated above relate to the continuing activities of the Group.

Consolidated Balance Sheet (unaudited)

	Note	IFRS Restated 31 March 2005 £m	30 September 2004 £m
ASSETS			
Properties			
Investment properties	8	**10,876.7**	9,578.5
Development properties	8	**212.4**	196.2
Trading properties (at cost, valuation: £92.6m; Sep 2004: £91.6m)	8	**35.9**	36.0
		11,125.0	9,810.7
Non-current assets			
Investments in joint ventures	10	**700.0**	671.6
Other investments	9	**153.1**	113.9
Goodwill		**72.7**	
		12,050.8	10,596.2
Current assets			
Trade and other debtors	12	**76.5**	54.8
Cash and short-term deposits	15	**150.8**	128.3
		227.3	183.1
Total assets		**12,278.1**	10,779.3
LIABILITIES			
Current liabilities			
Short-term borrowings and overdrafts	15	**(407.7)**	(152.8)
Trade and other creditors	13	**(351.5)**	(382.8)
		(759.2)	(535.6)
Non-current liabilities			
Debentures and loans	15	**(5,753.7)**	(4,881.5)
Other non-current liabilities	14	**(37.0)**	(21.7)
Deferred tax liabilities	18	**(945.6)**	(816.7)
		(6,736.3)	(5,719.9)
Total liabilities		**(7,495.5)**	(6,255.5)
Net Assets		**4,782.6**	4,523.8
EQUITY			
Share capital	20	**129.6**	129.5
Share premium	20	**1,249.3**	1,248.8
Other reserves	21	**12.2**	8.7
Retained earnings	21	**3,391.5**	3,136.8
Total equity attributable to shareholders of the Company		**4,782.6**	4,523.8

		Note	31 March 2005	30 September 2004
Adjusted NAV per share:	Basic	17	**1135 p**	1065 p
	Fully diluted	17	**1128 p**	1060 p

The Adjusted Net Asset Value (Adjusted NAV) per share includes the external valuation surplus on trading and finance lease properties but excludes the contingent taxation provision, any related goodwill, the fair value adjustments for debt and derivatives and capital allowance effects of IAS12.

Consolidated Cash Flow Statement (unaudited)

	Note	IFRS Restated Year ended 31 March 2005 £m	Six months ended 30 September 2004 £m
Cash generated from operations	19	**479.7**	230.1
Interest paid		**(350.7)**	(160.7)
Interest received		**9.8**	2.8
UK Corporation tax paid		**(10.0)**	(5.1)
Foreign tax paid		**(3.6)**	(1.9)
Net cash inflow from operating activities		**125.2**	65.2
Cash flows from investing activities			
Purchase of investment properties and development expenditure		**(508.9)**	(136.0)
Purchase of investments		**(97.9)**	(97.4)
Sale of investment properties		**81.3**	16.4
Sale of investments		**3.7**	
Investment in and loans to joint ventures		**(23.4)**	(3.1)
Sale of shares in and loans repaid by joint ventures		**54.8**	
Purchase of subsidiary companies (net of cash acquired (note 11))		**(36.1)**	
Net cash outflow from investing activities		**(526.5)**	(220.1)
Cash flows from financing activities			
Issue of ordinary shares		**1.2**	0.6
Purchase of ESOP shares		**(10.9)**	(7.6)
Dividends paid		**(76.6)**	(51.7)
Issue of Broadgate Estate securitised debt		**2,080.7**	
Redemption of Broadgate Funding PLC securitised debt		**(1,439.7)**	
Redemption of 135 Bishopsgate Financing Ltd securitised debt		**(138.4)**	
Repayment of debt acquired with subsidiary companies		**(648.6)**	
Increase in bank and other borrowings		**614.3**	175.4
Net cash inflow from financing activities		**382.0**	116.7
Net decrease in cash and cash equivalents		**(19.3)**	(38.2)
Cash and cash equivalents at 1 April 2004		**166.4**	166.4
Cash and cash equivalents at 31 March 2005		**147.1**	128.2
Cash and cash equivalents consists of:			
Cash and short-term deposits		**150.8**	128.3
Overdrafts		**(3.7)**	(0.1)
		147.1	128.2

Consolidated statement of recognised income and expense (unaudited)

	IFRS Restated	
	Year ended 31 March 2005 £m	Six months ended 30 September 2004 £m
Profit for the year after taxation	**653.5**	371.7
Exchange movements on translation of foreign subsidiary	**(0.4)**	(0.4)
Valuation movements:		
- on development properties	**12.5**	3.0
- attributable to joint ventures	**2.9**	5.3
- on foreign currency derivatives	**(14.6)**	(0.4)
- on cash flow hedges	**(9.9)**	(3.5)
Actuarial gains/(losses) on defined benefit pension schemes	**(3.9)**	
Tax on items taken directly to equity	**5.7**	(0.5)
Net gain (loss) recognised directly in equity	**(7.7)**	3.5
Transferred to the income statement:		
- foreign currency derivatives	**4.6**	(2.5)
- cash flow hedges	**10.1**	5.1
Transfers	**14.7**	2.6
Total recognised income and expense for the year	**660.5**	377.8

Notes to the accounts (unaudited)

1. Basis of preparation

The financial information presented in this document is unaudited and has been prepared in accordance with International Financial Reporting Standards and International Accounting Standards ('IFRS' or as applicable 'IAS') and interpretations adopted by the International Accounting Standards Board (the 'IASB').

IFRS continues to evolve through the development and adoption of new Standards and Interpretations as well as through the practical experience gained from the application of IFRS by companies and their auditors. As a result, the financial information contained in this release may be amended before it is finally presented as comparative figures in the IFRS accounts to be issued by the Group for the six months ending 30 September 2005 as well as for the year ending 31 March 2006. Furthermore, the financial information contained in these accounts does not constitute a complete set of financial statements (including comparative figures and all relevant and required notes) and therefore does not purport to show a true and fair view of the Group's financial position and results of operations in accordance with IFRS for the year to 31 March 2005.

On 19 November 2004, the European Commission endorsed an amended version of IAS 39, "Financial Instruments: Recognition and Measurement" rather than the full version as previously published by the IASB. In accordance with guidance issued by the UK Accounting Standards Board, the full version of IAS 39, as issued by the IASB, has been adopted in the preparation of this financial information.

The financial information has been prepared under the historical cost convention, except for the revaluation of investment and development properties, fixed asset investments, certain financial instruments and deferred tax thereon. The principal accounting policies adopted are set out below.

Consolidation of subsidiaries and joint ventures
The consolidated accounts include the accounts of The British Land Company PLC and all subsidiaries (entities controlled by British Land). Control is assumed where British Land has the power to govern the financial and operating policies of an investee entity so as to gain benefits from its activities.

The results of subsidiaries or joint ventures acquired or disposed of during the year are included from the effective date of acquisition or to the effective date of disposal. Accounting practices of subsidiaries and joint ventures which differ from Group accounting policies are adjusted on consolidation.

Business combinations are accounted for under the acquisition method. Any excess of the purchase price of business combinations over the fair value of the assets, liabilities and contingent liabilities acquired and resulting deferred tax thereon is recognised as goodwill. Any discount received is credited to the income statement in the period of acquisition. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Joint ventures are accounted for under the equity method, whereby the consolidated Balance Sheet incorporates the Group's share of the net assets of its joint ventures. The consolidated income statement incorporates the Group's share of joint venture profits after tax. Their profits include revaluation movements on investment properties.

Other investments
Other investments are shown at fair value. Any surplus or deficit arising on revaluation is recognised directly in the income statement.

Properties
Investment Properties
Investment properties, including freehold and long leasehold properties, are independently valued each year on an open market basis. Any surplus or deficit arising is recognised in the income statement for the period.

Development properties
Development properties which were not previously investment properties are independently valued each year on an open market basis. A valuation in excess of a property's historic cost is credited directly to equity within the revaluation reserve. Where the value of a property falls below its historic cost, the surplus or deficit on valuation is recognised in the income statement.

Where an investment property is being redeveloped the property is accounted for as if it were an investment property and any movement in valuation is recognised in the income statement.

The cost of properties in the course of development includes attributable interest and other associated outgoings. Interest is calculated on the development expenditure by reference to specific borrowings where relevant and otherwise on the average rate applicable to short-term loans. Interest is not capitalised where no development activity is taking place. A property ceases to be treated as a development property on practical completion.

Trading properties
Trading properties are stated at the lower of cost and net realisable value.

Property disposals and transfers
Disposals are recognised on completion: profits and losses arising are recognised through the income statement, the profit on disposal is determined as the difference between the sales proceeds and the carrying amount of the asset.

Head leases
Where an investment property is held under a head lease it is initially recognised as an asset as the sum of the premium paid on acquisition and the present value of minimum ground rent payments. The corresponding rent liability to the head leaseholder is included in the Balance Sheet as a finance lease obligation.

Financial instruments

Trade debtors and creditors

Trade debtors and creditors are stated at their nominal value. Trade debtors are reduced by appropriate allowances for estimated irrecoverable amounts.

Financial Obligations

Debt instruments are stated at their net proceeds on issue. Finance charges including premiums payable on settlement or redemption and direct issue costs are spread over the period to redemption, using the effective interest method.

Hedging instruments

As defined by IAS39, cash flow hedges are carried at fair value in the Balance Sheet. Changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges are recognised directly in the hedging reserve and any ineffective portion is recognised in the income statement.

Fair value hedges are carried at fair value in the Balance Sheet. Changes in the fair value of derivatives that are designated and qualify as effective fair value hedges, are recorded in the income statement, along with any changes in the fair value of the hedged item that is attributable to the hedged risk. Any ineffective portion is also recognised in the income statement.

The Group's use of financial derivatives is governed by the Group's financing policies, details of which are included in the Financing Policy and Risk Management section of the Annual Report and Accounts.

Net rental income

Rental income is recognised on an accruals basis, exclusive of service charge recoveries. Rental income from fixed and minimum guaranteed rent reviews is recognised on a straight line basis over the shorter of the entire lease term or the period to the first break option. Where rental income is recognised ahead of the related cash flow, an adjustment is made to ensure the carrying value of the related property including the accrued rent does not exceed the external valuation.

Initial direct costs incurred in negotiating and arranging a new lease are amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date.

Where a lease incentive payment does not enhance the property, it is amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date. Where a rent free period is included in a lease, the rental income forgone is allocated evenly over the period from the date of lease commencement to the earliest termination date.

Service charges and other recoveries are credited directly against relevant expenditure.

Taxation

The tax expense represents the sum of the tax currently arising and deferred tax for the period.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, most notably revaluation movements, and it further excludes items that are never taxable or deductible. The liability is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets and liabilities arise from differences between the carrying amounts of assets and liabilities in the balance sheet and their tax bases (known as 'temporary differences'), principally due to revaluation movements on properties held for the long term. Deferred tax is provided in respect of all taxable temporary differences at the balance sheet date that may give rise to an obligation to pay more or less tax in the future. Deferred tax is measured on a non-discounted basis.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

On business combinations, the deferred tax effect of fair value adjustments is incorporated in the consolidated balance sheet.

Employee costs
Defined benefit pension scheme assets are measured using fair values; pension scheme liabilities are measured using the projected unit credit method and discounted at the rate of return of a high quality corporate bond of equivalent term to the scheme liabilities. The net surplus or deficit is recognised in full in the consolidated balance sheet. Any asset resulting from the calculation is limited to past service costs plus the present value of available refunds and reductions in future contributions to the plan.

The current service cost and gains and losses on settlement and curtailments are charged to operating profit. Past service costs are recognised in the income statement if the benefits have vested or, if they have not vested, are amortised on a straight line basis over the period until vesting occurs. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.

Contributions to the Group's defined contribution schemes are expensed on the basis of the contracted annual contribution.

Share-based incentives
The fair value of equity-settled share-based payments to employees is determined at the date of grant and is expensed on a straight-line basis over the vesting period based on the Group's estimate of shares or options that will eventually vest. In the case of options granted, fair value is measured by a Black-Scholes pricing model.

IFRS transitional arrangements
When preparing the Group's IFRS balance sheet at 1 April 2004, the date of transition, the following material optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

(i) Business combinations - the provisions of IFRS 3 'Business combinations' have been applied prospectively from 1 April 2004. The Group has chosen to not restate business combinations that took place before the date of transition; and

(ii) Employee benefits – the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves.

Financial Instruments - the Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the option that would enable the Group to only apply these standards from 1 April 2005.

2. Revenue and property expenses

	IFRS Restated	
	31 March	30 September
	2005	2004
	£m	£m
Gross rental income - Group	**557.5**	256.7
Service charge income	**47.1**	21.1
Other income	**7.9**	2.9
Interest receivable	**12.6**	3.0
Proceeds on sale of trading properties	**6.6**	6.6
Gains on investment property sales	**15.7**	1.7
Share of net profit of joint ventures after tax	**157.9**	82.6
Total Revenue	**805.3**	374.6
Service charge expense	**(44.3)**	(19.0)
Property operating expenses	**(43.3)**	(21.4)
Service charge expense and property operating expenses	**(87.6)**	(40.4)

3. Net financing costs

	IFRS Restated	
	31 March	30 September
	2005	2004
	£m	£m
Interest payable on:		
bank loans and overdrafts	**83.6**	35.2
other loans	**261.0**	130.2
obligations under finance leases	**1.7**	0.9
	346.3	166.3
Deduct development cost element	**(7.8)**	(2.5)
	338.5	163.8
Interest receivable on:		
deposits and securities	**(9.4)**	(2.7)
loans to joint ventures	**(3.2)**	(0.3)
	(12.6)	(3.0)
Other finance (income) costs:		
Pension scheme:		
Expected return on pension scheme assets	**(2.7)**	(1.3)
Interest on pension scheme liabilities	**2.5**	1.2
	(0.2)	(0.1)
Fair value hedges:		
Valuation movements on fair value debt	**6.8**	
Valuation movements on fair value derivatives	**(6.8)**	
Foreign currency hedges:		
Valuation movements on translation of foreign currency debt	**(4.6)**	2.5
Hedging reserve recycling	**4.6**	(2.5)
Net financing costs	**325.7**	160.7

4. Net revaluation gains on property and investments

	IFRS Restated	
	31 March	30 September
	2005	2004
	£m	£m
Revaluation of investments (note 9)	**43.1**	(0.2)
Revaluation of properties (note 8)	**549.9**	304.3
Gains on property disposals	**16.3**	2.4
	609.3	306.5

5. Exceptional financing item

On 2 March 2005 the Group incurred an exceptional charge of £180m whilst redeeming the securitised debt of Broadgate (Funding) PLC and 135 Bishopsgate Financing Limited. On the same day Broadgate Financing PLC issued £2,080m of new securitised debt in respect of the Broadgate Estate (see note 15). The pre tax exceptional item of £180m (post tax: £126m, after £54m tax credit) relates mainly to the difference between the redemption value and the carrying value of the redeemed debt.

6. Income tax expense

	IFRS Restated	
	31 March	30 September
	2005	2004
	£m	£m
Current tax		
UK corporation tax (30%)	**(2.5)**	10.0
Foreign tax	**2.1**	1.3
	(0.4)	11.3
Adjustments in respect of prior years	**(45.1)**	(5.6)
Total current tax (credit) charge	**(45.5)**	5.7
Deferred tax		
Origination and reversal of timing differences	**129.8**	68.9
Tax associated with pension movements	**(0.2)**	
Total deferred tax charge	**129.6**	68.9
Group total taxation (net)	**84.1**	74.6

Tax reconciliation		
Profit on ordinary activities before taxation	**737.6**	446.3
Less - Share of profit of joint ventures	**(157.9)**	(82.6)
Group profit on ordinary activities before taxation	**579.7**	363.7
Tax on group profit on ordinary activities at UK corporation tax rate of 30% (2004: 30%)	**173.9**	109.1
Effects of:		
Valuation gains on investment properties	**(177.9)**	(91.2)
Capital allowances	**(9.3)**	(3.4)
Tax losses and other timing differences	**11.0**	(5.4)
Expenses not deductible for tax purposes	**1.9**	2.2
Adjustments in respect of prior years	**(45.1)**	(5.6)
Group current tax (credit) charge	**(45.5)**	5.7

7. Basic and diluted earnings per share

		IFRS Restated		
		Weighted average number of shares m	Underlying earnings per share* £m	Earnings per share £m
Basic earnings per share				
Profit for the year as shown on income statement		509.2	653.5	653.5
Exceptional item			180.0	
Share of joint ventures:	Valuation gains		(160.2)	
	Property disposals		(8.8)	
			(169.0)	
Net valuation gains on:	Investments		(43.1)	
	Property		(549.9)	
	Property disposals		(16.3)	
			(609.3)	
Taxation on the above:	Current		(32.6)	
	Deferred		161.5	
			128.9	
Earnings attributable to ordinary shares			184.1	653.5
At 31 March 2005			**36.2 p**	**128.3 p**
Diluted earnings per share				
Earnings attributable to ordinary shares		509.2	184.1	653.5
Adjust to diluted on exercise of share options		10.0		
Earnings attributable to ordinary shares		519.2	184.1	653.5
At 31 March 2005			**35.5 p**	**125.9 p**

* Underlying profits are profits adjusted in line with the industry proposed earnings measure and adjusted for the exceptional refinancing of Broadgate. The industry proposed adjusted earnings measure excludes gains on asset revaluations and disposals and related taxation and the capital allowance effects of IAS 12 where applicable.

8. Investment, development and trading properties

Investment, development and trading properties were valued, at the relevant companies year end, by external valuers on the basis of open market value, supported by market evidence, in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors:

		IFRS Restated	
		31 March 2005	30 September 2004
		£m	£m
United Kingdom:	ATIS REAL Weatheralls	**10,801.7**	9,547.1
	FPD Savills	**282.6**	246.5
Republic of Ireland:	Jones Lang LaSalle	**68.6**	49.8
Netherlands:	CB Richard Ellis B.V.	**1.0**	1.0
Total Group property portfolio valuation		**11,153.9**	9,844.4
Represented by:			
Investment properties		**10,876.7**	9,578.5
Development properties		**212.4**	196.2
Trading properties at cost		**35.9**	36.0
Carrying value of properties on Balance Sheet		**11,125.0**	9,810.7
External valuation surplus on trading properties		**56.7**	55.6
Head lease liabilities		**(27.8)**	(21.9)
Total Group property portfolio valuation		**11,153.9**	9,844.4

Properties valued at £7,051.9m (September 2004: £6,513.3m) were subject to a security interest and other properties of non-recourse companies amounted to £41.9m (September 2004: £40.4m).

Total property valuations including share of joint ventures

	£m	£m
British Land Group		
As disclosed above	**11,153.9**	9,844.4
Share of joint ventures		
Investment properties	**1,321.3**	1,191.9
Development properties	**3.6**	0.3
Trading properties at cost	**25.3**	26.5
Finance lease properties	**7.6**	7.6
External valuation surplus on trading properties	**2.4**	2.7
External valuation surplus on finance lease properties	**3.5**	3.2
Head lease liabilities	**(10.7)**	(10.7)
	1,353.0	1,221.5
Total property portfolio valuation	**12,506.9**	11,065.9

8. Investment, development and trading properties (continued)

	IFRS Restated		
	Freehold £m	Leasehold * £m	Total £m
Investment properties (including properties being redeveloped)			
Carrying value 1 April 2004	8,765.8	416.4	**9,182.2**
Additions - corporate acquisitions	655.9	52.2	**708.1**
- purchases	278.4	94.6	**373.0**
- capital expenditure	78.3	11.8	**90.1**
Disposals	(69.0)	0.1	**(68.9)**
Reallocation	(21.7)	21.7	
Transfer from development properties	1.5		**1.5**
Exchange fluctuations	1.0		**1.0**
Revaluations	528.8	21.1	**549.9**
Lease incentive and minimum guaranteed rent review debtor movement	39.8		**39.8**
Investment properties - carrying value 31 March 2005	10,258.8	617.9	**10,876.7**
Development properties			
Valuation 1 April 2004	156.3		**156.3**
Additions	45.1		**45.1**
Transfer to investment properties	(1.5)		**(1.5)**
Revaluations	12.5		**12.5**
Valuation 31 March 2005	212.4		**212.4**
Trading properties			
At lower of cost and net realisable value 31 March 2005	27.2	8.7	**35.9**
			11,125.0
External valuation surplus on trading properties			**56.7**
Head lease liabilities			**(27.8)**
Total Group property portfolio valuation			**11,153.9**

* Includes short leasehold properties (1 April 2004 £7.7m; 31 March 2005: £8.8m).

9. Other investments

	IFRS Restated £m
At 1 April 2004	17.2
Additions	97.9
Disposals/depreciation/write down in value	(5.1)
Revaluations	43.1
At 31 March 2005	**153.1**

Listed investments are held at market value. British Land's investment in Songbird Estates PLC was valued by a major, independent firm of Chartered Accountants on the basis of open market value at £140m as at 31 March 2005.

10. Joint ventures

British Land's share of profits of joint ventures

	IFRS Restated	
	31 March 2005	30 September 2004
	£m	£m
Gross rental income	**73.1**	35.6
Net rental income	**67.7**	33.3
Other expenditure	**(3.5)**	(1.5)
Other income	**1.0**	0.6
Operating profit	**65.2**	32.4
Net financing costs	**(34.7)**	(16.6)
Net underlying profit before tax	**30.5**	15.8
Profits on property trading and disposal of fixed asset investments	**8.8**	3.9
Net valuation gains on investment property	**160.2**	85.6
Profit on ordinary activities before taxation	**199.5**	105.3
Taxation (current and deferred)	**(41.6)**	(22.7)
Profit for the year after tax	**157.9**	82.6

The movement for the period:

	Equity £m	Loans £m	**Total £m**
At 1 April 2004	515.8	71.6	**587.4**
Additions		23.4	**23.4**
Disposals		(54.8)	**(54.8)**
Share of profit after taxation attributable to joint ventures	157.9		**157.9**
Dividends received from joint ventures	(15.8)		**(15.8)**
Hedging reserve movements	2.0		**2.0**
Revaluation of development properties	(0.1)		**(0.1)**
At 31 March 2005	**659.8**	**40.2**	**700.0**

Summary of British Land's share in joint ventures

	Net rental income £m	**Profit for the period £m**	**Gross assets £m**	**Gross liabilities £m**	**Net investment £m**
BL Fraser Limited	7.1	11.8	147.0	(101.3)	**45.7**
BLT Properties Limited	7.3	10.7	154.9	(112.9)	**42.0**
The Tesco British Land Property Partnership	4.7	8.9	80.9	(58.7)	**22.2**
Tesco BL Holdings Limited	12.7	29.6	256.2	(186.7)	**69.5**
BL Davidson Limited	12.5	49.4	319.3	(179.1)	**140.2**
BL West	8.1	11.8	106.0	(57.8)	**48.2**
The Scottish Retail Property Limited Partnership	14.8	32.1	320.6	(35.9)	**284.7**
BL Rosemound	0.0	(0.3)	19.1	(11.7)	**7.4**
Other joint ventures	0.5	3.9	46.2	(6.1)	**40.1**
Total	**67.7**	**157.9**	**1,450.2**	**(750.2)**	**700.0**

11. Acquisition of subsidiary undertakings - IFRS Restated

On 15 October 2004, the Group acquired 100% of the issued share capital of Spirit Wisley Limited, which owned 65 public houses; the fair value of the consideration was £14.5m. On 22 February 2005 the Group subscribed for 100% of the 'B' ordinary shares in BF Properties (No. 4) Limited and gained control over the company and its subsidiaries, which owned 23 Debenhams department stores; the fair value of the consideration was £1.8m. On 22 February 2005 the Group subscribed for 100% of the issued share capital of the Tweed Premier group of companies, which owned a residential property portfolio; the fair value of the consideration was £32.3m.

	Book value acquired					
	Spirit Wisley Limited £m	BF Properties (No. 4) Limited £m	Tweed Premier group of companies £m	Accounting policy alignment £m	Fair value adjustment £m	£m
Properties	174.0	499.2	28.0	0.8	6.1	**708.1**
Other assets		0.1	6.8			**6.9**
Cash		4.9				**4.9**
Creditors	(2.1)	(9.9)	(1.1)			**(13.1)**
Shareholder loans		(125.1)				**(125.1)**
Bank loans	(158.1)	(365.4)				**(523.5)**
Minority interest		(5.0)				**(5.0)**
	13.8	(1.2)	33.7	0.8	6.1	**53.2**
Deferred taxation	(27.0)	(43.2)	(2.7)	(0.2)	(1.9)	**(75.0)**
Goodwill						**72.7**
Negative goodwill - recognised in income statement						**(2.3)**
						48.6
Satisfied by:						
Cash paid	14.5	0.5	26.0			**41.0**
Non cash consideration			5.8			**5.8**
Acquisition accruals		1.3	0.5			**1.8**
Total consideration	14.5	1.8	32.3			**48.6**
Repayment of shareholder loans		125.1				**125.1**
Repayment of bank loans	158.1	365.4				**523.5**
Total amounts payable	172.6	492.3	32.3			**697.2**

The accounting policy alignment reverses the depreciation previously charged in BF Properties (No. 4) Limited. The fair value adjustment is required to show the properties at fair value (BF Properties (No. 4) Limited: £0.9m; Tweed Premier group: £5.2m), with the related deferred tax adjustment.

The fair values of the assets and liabilities acquired have been determined on a provisional basis as the Group is currently in the process of finalising the balance sheets as at the acquisition date.

Deferred taxation is calculated on the difference between the accounting and tax base costs of assets and liabilities and is not adjusted to reflect the fair value of contingent tax liabilities in entities acquired. As a result of this accounting requirement goodwill arises.

12. Trade and other debtors

	IFRS Restated	
	31 March 2005	30 September 2004
	£m	£m
Trade debtors	**39.4**	40.8
Prepayments and accrued income	**4.8**	5.3
Corporation tax	**22.3**	
Interest rate derivatives*	**10.0**	8.7
	76.5	54.8

13. Trade and other creditors

	IFRS Restated	
	31 March 2005	30 September 2004
	£m	£m
Trade creditors	**38.3**	53.3
Amounts owed to joint ventures	**27.9**	38.5
Corporation tax		35.4
Other taxation and social security	**13.5**	6.3
Accruals and deferred income	**211.7**	200.3
Interest rate derivatives*	**60.0**	48.9
Obligations under finance leases (note 16)	**0.1**	0.1
	351.5	382.8

14. Other non-current creditors

	IFRS Restated	
	31 March 2005	30 September 2004
	£m	£m
Obligations under finance leases (note 16)	**27.7**	21.8
Minority interest	**5.0**	
Retirement benefit obligations	**4.3**	(0.1)
	37.0	21.7

* Includes amounts due with a maturity greater than one year.

15. Net Debt

Secured on the assets of the Group	Footnote	IFRS Restated 31 March 2005 £m	IFRS Restated 30 September 2004 £m
Class A4 4.821% Bonds 2036	1.1, 2	**395.9**	
6.5055% Secured Notes 2038	1.2, 3		97.4
5.920% Secured Notes 2035	1.3	**59.1**	57.9
Class C2 5.098% Bonds 2035	1.1, 2	**215.0**	
Class B 4.999% Bonds 2033	1.1, 2	**364.6**	
Class A3 4.851% Bonds 2033	1.1, 2	**174.4**	
Class A1 Floating Rate Bonds 2032	1.1, 2	**224.3**	
Class A2 4.949% Bonds 2031	1.1, 2	**314.0**	
Class D Floating Rate Bonds 2025	1.1, 2	**149.5**	
7.743% Secured Notes 2025	1.4	**19.7**	19.7
Class C1 Floating Rate Bonds 2022	1.1, 2	**234.2**	
5.66% 135 Bishopsgate Securitisation 2018	1.5, 3		1.9
8.49% 135 Bishopsgate Securitisation 2018	1.5, 3		7.1
8⅞% First Mortgage Debenture Bonds 2035		**246.7**	246.7
9⅜% First Mortgage Debenture Stock 2028		**197.3**	197.3
10½% First Mortgage Debenture Stock 2019/24		**12.6**	12.6
11⅜% First Mortgage Debenture Stock 2019/24		**20.4**	20.4
6¾% First Mortgage Debenture Bonds 2020	1.6	**205.6**	205.9
6¾% First Mortgage Debenture Bonds 2011	1.6	**103.0**	103.2
Bank loan	1.7	**44.7**	44.9
		2,981.0	1,015.0
Unsecured			
Class A1 5.260% Unsecured Notes 2035	1.3	**572.5**	567.9
Class B 5.793% Unsecured Notes 2035	1.3	**99.2**	99.1
Class C Fixed Rate Unsecured Notes 2035	1.3	**84.2**	83.4
Class C2 6.4515% Unsecured Notes 2032	1.2, 3		73.5
Class B 6.0875% Unsecured Notes 2031	1.2, 3		220.3
Class A3 5.7125% Unsecured Notes 2031	1.2, 3		146.8
Class A2 5.67% Unsecured Notes 2029	1.2, 3		281.1
Class A2 (C) 6.457% Unsecured Notes 2025	1.4	**212.2**	212.3
Class B2 6.998% Unsecured Notes 2025	1.4	**206.0**	205.8
Class B3 7.243% Unsecured Notes 2025	1.4	**20.6**	20.5
Class A1 Fixed Rate Unsecured Notes 2024	1.2, 3		321.5
5.66% 135 Bishopsgate Securitisation 2018	1.5, 3		21.7
8.49% 135 Bishopsgate Securitisation 2018	1.5, 3		86.7
Class A1 6.389% Unsecured Notes 2016	1.4	**79.8**	82.2
Class B1 7.017% Unsecured Notes 2016	1.4	**79.6**	82.9
Class C1 6.7446% Unsecured Notes 2014	1.2, 3		140.3
Class A2 5.555% Unsecured Notes 2013	1.3	**39.7**	42.2
		1,393.8	2,688.2
6.30% Senior US Dollar Notes 2015	4	**81.1**	84.6
10¼% Bonds 2012		**1.7**	1.7
7.35% Senior US Dollar Notes 2007	4	**84.8**	88.4
Guaranteed Floating Rate Unsecured Loan Notes 2005		**0.3**	0.5
Bank loans and overdrafts		**1,618.7**	1,155.9
		3,180.4	4,019.3
Gross Debt	5	**6,161.4**	5,034.3
Interest rate derivatives (liabilities)		**60.0**	48.9
Interest rate derivatives (assets)		**(10.0)**	(8.7)
		6,211.4	5,074.5
Cash and short-term deposits	6	**(150.8)**	(128.3)
Net debt		**6,060.6**	4,946.2

15. Net Debt (continued)

1 These borrowings are obligations of ringfenced, special purpose companies, with no recourse to other companies or assets in the Group.

		31 March 2005 £m	30 September 2004 £m
1.1	Broadgate Financing PLC	**2,071.9**	
1.2	Broadgate (Funding) PLC		1,280.9
1.3	MSC (Funding) PLC	**854.7**	850.5
1.4	BLSSP (Funding) PLC	**617.9**	623.4
1.5	135 Bishopsgate Financing Ltd		117.4
1.6	BL Universal PLC	**308.6**	309.1
1.7	BLU Nybil Ltd	**44.7**	44.9

2 A total of £2,080m Bonds were issued by Broadgate Financing PLC on 2 March 2005.

3 All the outstanding Notes of Broadgate (Funding) PLC and external loans of 135 Bishopsgate Financing Ltd were redeemed on 2 March 2005.

4 Principal and interest on these borrowings were fully hedged into Sterling at the time of issue.

5 The principal amount of gross debt at 31 March 2005 was £6,208.8m (Sept 2004:£5,096.1m). Included in this, the principal amount of secured borrowings and other borrowings of non-recourse companies was £4,392.5m (Sept 2004: £3,742.3m).

6 Cash and short-term deposits not subject to a security interest amount to £54.4m (Sept 2004: £42.3m).

Comparison of market values and book values at 31 March 2005

	Market Value £m	Book Value £m	Difference £m
Securitisations	3,581.1	3,544.5	36.6
Debentures and unsecured bonds	1,190.5	953.2	237.3
Bank debt and other floating rate debt	1,663.7	1,663.7	
Cash and short-term deposits	(150.8)	(150.8)	
	6,284.5	6,010.6	**273.9**
Other financial (assets) liabilities			
- interest rate derivative assets	(10.0)	(10.0)	
- interest rate derivative liabilities	60.0	60.0	
	50.0	50.0	
Total	**6,334.5**	**6,060.6**	**273.9**

The differences are shown before any tax relief.

15. Net Debt (continued)

Maturity analysis of net debt - excluding finance lease liabilities

		IFRS Restated	
		31 March 2005 £m	30 September 2004 £m
Repayable:	within one year and on demand	**407.7**	152.8
between:	one and two years	**259.0**	382.3
	two and five years	**1,327.6**	1,023.5
	five and ten years	**532.6**	539.1
	ten and fifteen years	**795.2**	545.8
	fifteen and twenty years	**580.5**	753.1
	twenty and twenty five years	**948.1**	752.0
	twenty five and thirty years	**1,000.7**	579.0
	thirty and thirty five years	**310.0**	306.7
		5,753.7	4,881.5
Gross debt		**6,161.4**	5,034.3
Interest rate derivatives		**50.0**	40.2
Cash and short-term deposits		**(150.8)**	(128.3)
Net debt		**6,060.6**	4,946.2

Maturity of committed undrawn borrowing facilities

		IFRS Restated	
		31 March 2005 £m	30 September 2004 £m
Expiring:	within one year	**114.0**	32.3
between:	one and two years	**95.0**	20.4
	two and three years	**10.0**	25.0
	three and four years	**441.9**	286.0
	four and five years	**132.1**	672.1
	over five years	**25.0**	
Total		**818.0**	1,035.8

Interest rate profile - including effect of derivatives

	IFRS Restated	
	31 March 2005 £m	30 September 2004 £m
Fixed rate	**5,359.4**	4,053.7
Capped rate	**100.0**	100.0
Variable rate (net of cash)	**601.2**	792.5
Net debt	**6,060.6**	4,946.2

16. Finance lease liabilities

Finance lease liabilities are payable as follows, no contingent rents are payable in either period:

	IFRS Restated 31 March 2005			IFRS Restated 30 September 2004		
	Minimum lease payments £m	**Interest £m**	**Principal £m**	Minimum lease payments £m	Interest £m	Principal £m
Less than one year (note 13)	2.2	2.1	0.1	1.8	1.7	0.1
Between one and five years	8.8	8.2	0.6	7.3	6.7	0.6
More than five years	158.8	131.7	27.1	135.8	114.6	21.2
	169.8	**142.0**	**27.8**	144.9	123.0	21.9

17. Net Asset Value per share

	IFRS Restated		
	Shares	Adjusted Net Assets	Net Assets
	m	£m	£m
Net Asset Value (undiluted)			
Shareholders' funds as shown on balance sheet	518.3	4,782.6	4,782.6
IAS12 capital allowance effects:			
British Land Group		123.2	
Share of joint ventures		7.0	
		130.2	
Contingent taxes on revaluation gains:			
British Land Group		851.3	
Share of joint ventures		112.2	
		963.5	
Goodwill		(72.7)	
Fair value adjustments for debt and derivatives, net of deferred tax:			
British Land Group		11.6	
Share of joint ventures		5.0	
		16.6	
Total external valuation surplus on trading & finance lease properties		62.6	62.6
Deferred taxation on external surplus on trading & finance lease properties			(17.0)
Net assets attributable to ordinary shares		5,882.8	4,828.2
At 31 March 2005		**1135 p**	**932 p**
Fully diluted Net Asset Value			
Net assets attributable to ordinary shares	518.3	5,882.8	4,828.2
Adjust to fully diluted on exercise of share options	5.7	30.4	30.4
Net assets attributable to fully diluted ordinary shares	524.0	5,913.2	4,858.6
At 31 March 2005		**1128 p**	**927 p**

The adjusted NAV includes the external valuation surplus on trading and finance lease properties but excludes the contingent taxation provision, any related goodwill, the fair value adjustments for debt and derivatives and capital allowance effects of IAS12.

18. Deferred tax liabilities

	IFRS Restated	
	31 March	30 September
	2005	2004
	£m	£m
Capital allowances	**123.2**	106.4
Other timing differences	**(28.9)**	(0.3)
Property and investment revaluations	**851.3**	710.6
	945.6	816.7

19. Notes to the cash flow statement

Reconciliation of profit on ordinary activities before tax to cash generated from operations

	IFRS Restated	
	31 March	30 September
	2005	2004
	£m	£m
Profit on ordinary activities before tax	**737.6**	446.3
Depreciation	**0.9**	0.5
Negative goodwill	**(2.3)**	
Net valuation gains on investment property	**(549.9)**	(304.3)
Net valuation loss on investments	**(43.1)**	0.2
Gain on disposal of fixed assets	**(15.7)**	(1.7)
Share of profits after tax of joint ventures	**(157.9)**	(82.6)
Dividends received from joint ventures	**15.8**	6.8
Share options, share awards and pension funding	**8.0**	3.7
Net financing costs (including valuation movements on debt & derivatives)	**325.7**	160.7
Exceptional item (as disclosed in note 5)	**180.0**	
Decrease in trading properties	**5.7**	5.6
Increase in debtors	**(36.3)**	(11.8)
Increase in creditors	**11.2**	6.7
	(257.9)	(216.2)
Cash generated from operations	**479.7**	230.1

Cash acquired with interest in subsidiary companies amounted to £4.9m (September 2004: £Nil).

20. Share Capital

	Number of shares	Ordinary shares £m	Share premium £m	**Total £m**
At 1 April 2004	487,999,692	122.0	1,109.3	1,231.3
Shares issued	30,307,328	7.6	140.0	147.6
At 31 March 2005	**518,307,020**	**129.6**	**1,249.3**	**1,378.9**

The total authorised number of ordinary shares is 799,200,000 with a par value of 25p per share. All issued shares are fully paid.

21. Reserves - IFRS Restated

	Other reserves	**Equity reserve**	**Retained earnings**	**Total**
	£m	**£m**	**£m**	**£m**
At 1 April 2004	2.6	46.3	2,820.8	2,869.7
Total recognised income and expense	9.6		650.9	660.5
Adjustment for share and share option awards			7.3	7.3
Purchase of ESOP shares			(10.9)	(10.9)
Dividends paid			(76.7)	(76.7)
Shares issued - conversion of Convertible Bonds		(46.3)	0.1	(46.2)
At 31 March 2005	12.2		3,391.5	3,403.7

Retained earnings
Retained earnings includes revaluation surpluses in the current and prior years that are recognised as income under IFRS.

Equity reserve
The equity reserve represented the equity component of the irredeemable convertible bonds which converted during the year, net of the related deferred tax asset.

Other reserves
Other reserves comprises the following reserve accounts:

(i) Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow and foreign currency hedging instruments.

(ii) Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the translation of the liabilities that hedge the Company's net investment in a foreign subsidiary.

(iii) Revaluation reserve
The revaluation reserve relates to development properties and other investments.

22. Contingent Liabilities

Contingent liabilities of the Parent for guarantees to third parties amounted to £Nil (30 September 2004: £Nil).

TPP Investments Limited, a wholly owned ringfenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £43.6m (30 September 2004: £43.6m) and recourse is only to the partnership assets.

23. Post balance sheet events - IFRS Restated

On 18 April 2005 the Group obtained 100% ownership of the BLWest joint venture companies by buying for £50m the equity owned by the other joint shareholders. Immediately following the acquisition, the £108m debt was repaid.

On 22 April 2005 the Scottish Retail Property Limited Partnership joint venture raised £430m by way of a seven year securitisation. The majority of the funds raised were returned to the joint venture partners.

On 23 May 2005 the Group and Pillar Property PLC announced the terms of recommended proposals under which the Group would acquire the entire issued and to be issued ordinary share capital of Pillar Property at a valuation of approximately £811m.

On 25 May 2005 a final dividend of 10.9 pence per ordinary share (£56.5m) was proposed by the directors and is subject to approval by shareholders at the Annual General Meeting on 15 July 2005. (Under IFRS proposed dividends are not recognised as liabilities until approved).

The final dividend will be paid on 19 August 2005 to shareholders on the register at the close of business on 22 July 2005.

Summary income statement based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It shows the results of the group, with joint ventures consolidated on a proportional basis.

		IFRS restated	
		Year ended 31 March 2005 Unaudited £m	Six months ended 30 September 2004 Unaudited £m
Gross rental income		**630.6**	292.3
Service charge income less expenses		**3.2**	1.7
Property operating expenses		**(49.1)**	(23.3)
Net rent and related income		**584.7**	270.7
Administrative expenses		**(52.3)**	(23.9)
Other income		**8.9**	3.5
Profit from operations		**541.3**	250.3
Net financing costs		**(360.4)**	(177.3)
Net valuation gains on property and investments		**778.3**	396.0
Exceptional item - Refinancing of Broadgate		**(180.0)**	
Profit on ordinary activities before tax		**779.2**	469.0
Taxation expense	- Current	**35.8**	(10.3)
	- Deferred	**(161.5)**	(87.0)
Profit for the year		**653.5**	371.7
Earnings per share	**- Basic**	**128.3 p**	74.3 p
	- Diluted	**125.9 p**	71.6 p
Underlying earnings per share*	**- Basic**	**36.2 p**	12.1 p
	- Diluted	**35.5 p**	11.7 p

* Underlying profits are profits adjusted in line with the industry proposed earnings measure and adjusted for the exceptional refinancing of Broadgate. The industry proposed adjusted earnings measure excludes gains on asset revaluations and disposals and related taxation and the capital allowance effects of IAS 12 where applicable.

Summary balance sheet based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It shows the results of the group, with joint ventures consolidated on a proportional basis with trading and finance lease properties shown at valuation.

	IFRS restated	
	31 March 2005 Unaudited £m	30 September 2004 Unaudited £m
ASSETS		
Properties		
Investment properties	**12,159.5**	10,737.8
Development properties	**216.0**	196.5
Trading and finance lease properties at valuation	**131.4**	131.6
	12,506.9	11,065.9
Non-current assets		
Other investments	**153.1**	113.9
Goodwill	**72.7**	
	12,732.7	11,179.8
Current assets		
Trade and other debtors	**114.0**	107.6
Cash and short-term deposits	**207.2**	182.4
	321.2	290.0
Total assets	**13,053.9**	11,469.8
LIABILITIES		
Current liabilities		
Short-term borrowings and overdrafts	**(488.9)**	(171.0)
Trade and other creditors	**(424.2)**	(437.3)
	(913.1)	(608.3)
Non-current liabilities		
Debentures and loans	**(6,223.6)**	(5,354.7)
Other non-current liabilities	**(9.3)**	0.1
Deferred tax liabilities	**(1,062.7)**	(921.5)
	(7,295.6)	(6,276.1)
Total liabilities	**(8,208.7)**	(6,884.4)
Net assets	**4,845.2**	4,585.4
Total equity attributable to shareholders of the Company	**4,845.2**	4,585.4
Adjusted NAV per share: Basic	**1135 p**	1065 p
Fully diluted	**1128 p**	1060 p

Adjusted Net Asset Value (Adjusted NAV) is the industry proposed net asset performance measure. It includes the external valuation surplus on trading and finance lease properties but excludes the contingent taxation provision, any related goodwill, the fair value adjustments for debt and derivatives and capital allowance effects of IAS12 (see note 17).

The British Land Company PLC
Reconciliations of UK GAAP to International Financial Reporting Standards
Income Statement for the year ended 31 March 2005

	UK GAAP Results in IFRS Format	Income Taxes	Property, Plant and Equipment	Leases	Investment Property	Operating Leases - Incentives	Financial Instruments	Other	IFRS
		IAS 12	IAS 16	IAS 17	IAS 40	SIC 15	IAS32/39		
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross rental income - Group	546.5					11.0			557.5
Service charge income less expenses	2.8								2.8
Property operating expenses	(45.0)			1.7					(43.3)
Net rental and related income	504.3			1.7		11.0			517.0
Administrative expenses	(48.8)								(48.8)
Other income	6.2							1.7	7.9
Profit from operations	461.7			1.7		11.0		1.7	476.1
Share of net profit of Joint Ventures	31.7	(33.0)			159.7		1.6	(2.1)	157.9
Profit from operations including share of joint ventures	493.4	(33.0)		1.7	159.7	11.0	1.6	(0.4)	634.0
Net financing costs	(316.5)			(1.7)			(7.5)		(325.7)
Net valuation gains on property and investment	16.3			(0.1)	604.0	(10.9)			609.3
Exceptional item - Refinancing of Broadgate	(180.0)								(180.0)
Profit on ordinary activities before tax	13.2	(33.0)		(0.1)	763.7	0.1	(5.9)	(0.4)	737.6
Taxation expense	45.5	(129.6)							(84.1)
Profit for the year	58.7	(162.6)		(0.1)	763.7	0.1	(5.9)	(0.4)	653.5

The British Land Company PLC
Reconciliations of UK GAAP to International Financial Reporting Standards
Opening Balance Sheet as at 1 April 2004

	UK GAAP Balances in IFRS Format	Property, Plant and Equipment	Investment Property	Business Combinations	Leases	Events After the Balance Sheet Date*	Financial Instruments	Income Taxes	Other	IFRS
		IAS 16	IAS 40	IFRS 3	IAS 17	IAS 10	IAS 32/39	IAS 12		
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ASSETS										
Properties										
Investment properties	9,278.8	(138.1)	19.8		21.7					9,182.2
Development properties		156.3								156.3
Trading properties	41.6									41.6
	9,320.4	18.2	19.8		21.7					9,380.1
Non-current assets										
Investments in joint ventures	658.2		0.2	19.2			(11.7)	(76.3)	(2.1)	587.5
Other investments	3.1			14.1						17.2
	9,981.7	18.2	20.0	33.3	21.7		(11.7)	(76.3)	(2.1)	9,984.8
Current assets										
Trade and other debtors	40.2									40.2
Cash and short-term deposits	173.7									173.7
	213.9									213.9
Total assets	10,195.6	18.2	20.0	33.3	21.7		(11.7)	(76.3)	(2.1)	10,198.7
LIABILITIES										
Current liabilities										
Short term borrowings and overdrafts	(485.2)									(485.2)
Trade and other creditors	(384.7)					49.2	1.4			(334.1)
	(869.9)					49.2	1.4			(819.3)
Non-current liabilities										
Debentures and loans	(4,406.3)						(3.0)			(4,409.3)
Convertible Bonds	(149.0)						68.7			(80.3)
Other non-current liabilities	0.1				(21.7)					(21.6)
Deferred tax liabilities	(101.1)							(666.1)		(767.2)
	(4,656.3)				(21.7)		65.7	(666.1)		(5,278.4)
Total liabilities	(5,526.2)				(21.7)	49.2	67.1	(666.1)		(6,097.7)
Net assets	4,669.4	18.2	20.0	33.3		49.2	55.4	(742.4)	(2.1)	4,101.0
EQUITY										
Share capital	122.0									122.0
Share premium account	1,109.3									1,109.3
Other reserves	2,617.2	71.3	(2,667.7)				49.2	(20.6)	(0.5)	48.9
Retained earnings	820.9	(53.1)	2,687.7	33.3		49.2	6.2	(721.8)	(1.6)	2,820.8
Total equity shareholders' funds	4,669.4	18.2	20.0	33.3		49.2	55.4	(742.4)	(2.1)	4,101.0

* proposed dividend recognised when approved

The British Land Company PLC
Reconciliations of UK GAAP to International Financial Reporting Standards
Closing Balance Sheet as at 31 March 2005

	UK GAAP Balances in IFRS Format	Opening balance sheet adjustment	Income taxes	Properties Plant and Equipment	Leases	Financial Instruments	Investment property	Business combinations	Other*	IFRS
			IAS 12	IAS 16	IAS 17	IAS 32/39	IAS 40	IFRS 3		
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ASSETS										
Properties										
Investment properties	11,036.7	(96.6)		(53.0)	6.1		(16.5)			10,876.7
Development properties		156.3		56.1						212.4
Trading properties	35.9									35.9
	11,072.6	59.7		3.1	6.1		(16.5)			11,125.0
Non-current assets										
Investments in joint ventures	804.0	(70.7)	(33.9)		(1.4)	4.5	(0.5)	(2.0)		700.0
Other investments	153.1									153.1
Goodwill	(18.1)	14.1						76.7		72.7
	12,011.6	3.1	(33.9)	3.1	4.7	4.5	(17.0)	74.7		12,050.8
Current assets										
Trade and other debtors	66.5					10.0				76.5
Cash and short-term deposits	150.8									150.8
	217.3					10.0				227.3
Total assets	12,228.9	3.1	(33.9)	3.1	4.7	14.5	(17.0)	74.7		12,278.1
LIABILITIES										
Current liabilities										
Short term borrowings and overdrafts	(407.7)									(407.7)
Trade and other creditors	(348.9)	50.6			(0.1)	(60.4)			7.3	(351.5)
	(756.6)	50.6			(0.1)	(60.4)			7.3	(759.2)
Non-current liabilities										
Debentures and loans	(5,783.7)	(3.0)				33.0				(5,753.7)
Convertible Bonds		68.7							(68.7)	
Other non-current liabilities	(8.0)	(21.7)			(6.0)				(1.3)	(37.0)
Deferred tax liabilities	(101.3)	(666.1)	(104.5)					(75.0)	1.3	(945.6)
	(5,893.0)	(622.1)	(104.5)		(6.0)	33.0		(75.0)	(68.7)	(6,736.3)
Total liabilities	(6,649.6)	(571.5)	(104.5)		(6.1)	(27.4)		(75.0)	(61.4)	(7,495.5)
Net assets	5,579.3	(568.4)	(138.4)	3.1	(1.4)	(12.9)	(17.0)	(0.3)	(61.4)	4,782.6
EQUITY										
Share capital	129.6									129.6
Share premium account	1,251.9								(2.6)	1,249.3
Other reserves	3,395.3	(2,568.4)	24.3	3.0	(1.4)	(5.3)	(768.5)	(2.1)	(64.7)	12.2
Retained earnings	802.5	2,000.0	(162.7)	0.1		(7.6)	751.5	1.8	5.9	3,391.5
Total equity shareholders' funds	5,579.3	(568.4)	(138.4)	3.1	(1.4)	(12.9)	(17.0)	(0.3)	(61.4)	4,782.6

* Other includes the incremental adjustment for dividends not recognised until approved

The British Land Company PLC

SEC MAIL RECEIVED PROCESSING
OCT 10 2006
WASH., D.C. 213 SECTION

15th July 2005

THE BRITISH LAND COMPANY PLC

RESULTS OF ANNUAL GENERAL MEETING

The Board of British Land announces the results of the poll taken at the Annual General Meeting of the Company held earlier today. Votes (including votes withheld) were cast for a total of 348,584,967 ordinary shares of the Company, representing 67 per cent. of the issued share capital.

The resolutions were approved by majorities in excess of 97% in every case.

Full details of the results of the poll are set out in the Appendix to this announcement.

Contacts

The British Land Company PLC
John Weston Smith, Chief Operating Officer } tel: 020 7467 2899

Finsbury:
Edward Orlebar } tel: 020 7251 3801
Faeth Birch }

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

Press Release

Appendix

RESOLUTION	VOTES				Votes Withheld
	For		Against		
	Shares	As % of votes cast[1]	Shares	As % of votes cast[1]	Shares
1	346,277,148	99.81	675,904	0.19	1,631,915
2	348,569,277	99.99	13,237	0.01	2,453
3	333,888,364	99.55	1,519,354	0.45	13,177,249
4	347,840,484	99.80	711,229	0.20	33,254
5	338,235,229	99.65	1,192,508	0.35	9,157,230
6	347,120,604	99.59	1,438,700	0.41	25,663
7	347,871,041	99.80	686,263	0.20	27,663
8	342,817,556	98.35	5,739,615	1.65	27,796
9	347,074,217	99.57	1,488,045	0.43	22,705
10	333,903,355	97.03	10,217,443	2.97	4,464,169
11	344,307,719	98.78	4,251,400	1.22	25,848
12	348,451,288	99.98	77,109	0.02	56,570
13	348,521,888	99.99	22,763	0.01	40,316
14	347,274,008	99.64	1,264,679	0.36	46,280
15	347,270,767	99.64	1,259,801	0.36	54,399

Note 1: Excludes votes withheld

Note to Editors

The resolutions voted on at the AGM today were as follows:

1. To receive the Report of the Directors and audited Accounts for the year ended 31st March 2005.

2. To declare a Final Dividend for the year ended 31st March 2005.

3. To re-elect John Ritblat as a Director.

4. To re-elect John Weston Smith as a Director.

5. To re-elect Michael Cassidy as a Director.

6. To re-elect Graham Roberts as a Director.

7. To re-elect Stephen Hester as a Director.

8. To re-appoint Deloitte & Touche LLP as Auditors.

9. To authorise the Directors to fix the remuneration of the Auditors.

10. To approve by Ordinary Resolution the policy set out in the Remuneration Report.

11. As Special Business:
To renew by Ordinary Resolution the directors' authority to allot unissued share capital or convertible securities. (Section 80 Companies Act 1985).

12. As Special Business:
To renew by Special Resolution the limited waiver of pre-emption rights attaching to future issues of equity securities. (Section 89(1) Companies Act 1985).

13. As Special Business:
To grant by Special Resolution authority to the Company to exercise its power to purchase its own shares.

14. As Special Business:
To sub-divide and re-designate by Ordinary Resolution the Company's 6% cumulative redeemable convertible preference shares into ordinary shares.

15. As Special Business:
To amend by special resolution the Company's Articles of Association.

The British Land Company PLC

Press Release

15 July 2005

Statement by Mr. John Ritblat,

Chairman of The British Land Company PLC

at the Company's Annual General Meeting on Friday, 15 July 2005

When we recently published our 2005 results we revealed another record and lively year extending our excellent track record of growth with security. British Land's compound total shareholder return for the last five years has been 18% per annum, which means that £1,000 invested in 2000 had risen to £2,288 at March end 2005. On a much longer view, we have increased our dividend every year without break for over a quarter of a century.

2004/5 was a particularly pleasing year for British Land in showcasing both the enduring strength of our business model as well as our determination to update and change elements to assure continued success in the future.

Pre-exceptionals, earnings per share, increased 7.2% and net assets per share 19.1%. This financial success reflected contributions from right across our business. Rents increased 9.3% reflecting a wide range of asset management successes. We let 3 million sq ft, delivered 1.1 million sq ft of new developments and were very active in repositioning our portfolio with both purchases and sales. The financial side of our business remains a distinctive strength, with a notable refinancing of Broadgate among our achievements.

Stephen Hester joined as Chief Executive in November and I am pleased that he has grasped leadership of our Executive team so swiftly and effectively. Our results announcement in May presented clearly our focused strategy for the future and the key planks upon which it will be built.

The £811 million takeover of Pillar Property PLC, announced on 23 May, has this week been approved by its shareholders. We have been preparing for its assimilation, expected on 28 July 2005, when we will have £17.1 billion of assets owned and under management. I am confident that the influx of new properties and new people in the business of fund management will bring sustained benefits to British Land shareholders.

Elsewhere, British Land is putting together a new 5 year revolving unsecured bank facility to provide funding for its initiatives. Over £750 million is already committed. We have also taken profitable advantage of the strong market to sell the 300,000 sq ft pre-let warehouse we had developed at DIRFT in Daventry and our half-interest in the ILAC Centre in Dublin, while many other initiatives are progressing well across the business.

/...

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

The outlook for the sectors where we are invested remains promising. A tougher retailing climate will underline the strengths of our prime portfolio, especially with trends still favouring our distinctive position in out-of-town locations. In the office sector, potential City of London occupiers remain active with vacancy rates declining. As we predicted, the market is delivering more yield shift this year, in recognition of the solid fundamentals relative to inflation, bonds and equity yields. As always the best properties command most interest.

Meanwhile we continue to work hard on our entire portfolio, which enjoys high occupancy, is of prime quality, with excellent covenants on long leases. We concentrate on recycling capital towards the best opportunities for growth, and on creating plenty of further opportunities to improve returns on the assets we own. Of course, all of these efforts rely heavily on the skills and dedication of our management team. Here too we are changing and renewing whilst asking for ever higher performance. On your behalf, I would like to thank our colleagues, old and new, for these continuing endeavours.

The Company is in fine fettle and I remain confident both that the property industry is the place to be and that British Land's prospects are excellent.

<u>Contacts</u>

John Weston Smith
The British Land Company PLC   tel. 020 7467 2899

Faeth Birch
Finsbury   tel. 020 7251 3801

The British Land Company PLC

30th August 2005

BRITISH LAND SUBSIDIARIES PROFIT FROM ILAC CENTRE SALE

Firmount Limited and Arch Properties Limited (wholly-owned subsidiaries of The British Land Company PLC) announce the sale of a 50% interest in the Ilac Shopping Centre, Dublin for €121.32m. The half share was originally acquired in 2001 for €56.6m.

The shopping centre has been co-owned with Irish Life Assurance Company Plc, with the British Land subsidiaries acting as Asset Managers since acquisition in July 2001.

Strategic asset management has achieved significant new agreements with Dunnes stores, Roches stores, Dublin City Council and Easons. A 14,000 sq ft flag-ship store has been created for H&M at the newly remodelled entrance at Mary Street and a new Dunnes store fronting Henry Street and Moore Mall across Sampson's Lane is scheduled to be opened by Christmas 2006. In addition, during 2004 the asset managers put in place an agreement with South Dublin Construction for the development of 10,000 sq ft of retail space on Parnell Street with 126 apartments above.

Contacts

John Weston Smith The British Land Company PLC	tel: 020 7467 2899
Cyril Metliss The British Land Company PLC	tel: 020 7467 2822
Merrick Marshall The British Land Company PLC	tel: 020 7467 2973
Faeth Birch Finsbury	tel: 020 7251 3801

The British Land Company PLC

2nd September 2005

British Land Director to Retire at 2006 AGM

John Weston Smith (73), Chief Operating Officer of British Land will retire at the Company's next AGM in July 2006 and prior to then will progressively hand over direct management of his existing responsibilities, much of which will be accomplished by the end of 2005. These will be assumed by Peter Clarke (39) and Tony Braine (48), currently executives of British Land. From 1st October Peter Clarke will join the Executive Committee of which Tony Braine is already Secretary.

John Weston Smith has been one of the most significant contributors to British Land's success over the last 34 years. He joined the Company in 1971, has been an Executive Director since 1973 and served as Finance Director from 1989 until being appointed to his current role in 2002.

Stephen Hester, Chief Executive of British Land comments "It is with sadness that we have agreed with John his retirement plans, but characteristic of the man that the handover to our next generation of management be well planned and executed. He has been a great influence within the Company and we will all miss him. I look forward to working with John for several months more and then properly celebrating his contribution to the Company when he steps down."

Enquiries:

The British Land Company PLC
Stephen Hester, Chief Executive — Tel: 020 7467 3500

Finsbury
Edward Orlebar — Tel: 020 7251 3801

The British Land Company PLC

6th September 2005

British Land sells 10 Fleet Place for £109.12 Million

The British Land Company PLC has sold 10 Fleet Place, London EC4, part of its Ludgate Estate, to CIT for a gross price of £109.12 million. The building comprises 180,000 sq.ft in 10 storeys and is held on a 999 year headlease at a peppercorn rent from Network Rail. Tenants include Scottish Widows, Kroll, Dow Jones, BTG and MCI Worldcom. Average length of unexpired term is 4 years and the current income £6,674,000 per annum.

Also at Fleet Place, British Land currently retains its holding in One Fleet Place let to Denton Wilde Sapte and has started work on its 128,000 sq.ft Ludgate West development. As part of the development Ludgate Square will be improved by substantial landscaping works.

DTZ represented British Land and Strutt & Parker represented CIT.

Contacts:

The British Land Company PLC
John Weston Smith Tel: 0207 467 2899
Robert Bowden Tel: 0207 467 2892

Finsbury
Ed Orlebar Tel: 0207 251 3801

The British Land Company PLC

13 September 2005

DOW JONES SUSTAINABILITY INDICES LIST BRITISH LAND AS WORLD MARKET LEADER FOR THE THIRD YEAR RUNNING

For the third year running Dow Jones Sustainability Indices have listed The British Land Company PLC as world market leaders for the financial services sector.

The results of this latest annual review for the Dow Jones Sustainability Indices (DJSI) are effective from the opening of equity markets on 19 September 2005.

Stephen Hester, Chief Executive of British Land said "Corporate Responsibility matters go to the heart of the control of our risks and thus British Land's reputation, bearing upon the value which we are creating for our shareholders and our other stakeholders."

BREEAM Qualifications

Claudine Blamey, British Land's Corporate Responsibility Executive, last year became the Company's first qualified BREEAM (Building Research Establishment Environmental Assessment Method) assessor and this year added the Ecohomes Assessment, also from Building Research Establishment. This means that Claudine is now qualified to undertake Ecohomes and BREEAM assessments. Independent assessors will continue to be used by British Land but the presence of qualified in-house expertise helps new development projects achieve the highest possible BREEAM rating.

Contacts:

Claudine Blamey — Tel: 0207 467 3455
Corporate Responsibility Executive
Email: Claudine.blamey@britishland.com

Finsbury
Ed Orlebar — Tel: 0207 251 3801

The British Land Corporate Responsibility Report 2004 is available on www.britishland.com

The British Land Company PLC

20 September 2005

BRITISH LAND SELLS 2-16 BAKER STREET, LONDON W1

British Land is selling its interest in 2-16 Baker Street, London W1, to McAleer & Rushe Ltd. for £57.20 million, significantly above its March 2005 book value. Completion is due to take place shortly.

The building, built in the 1950s and last refurbished in the 1980s, comprises some 94,000 sq. ft. of office, retail and ancillary accommodation and is held on a 98 year headlease from the Portman Estate. The offices are let to BDO Stoy Hayward on a lease expiring in December 2009 with an average rent of £46.00/sq. ft. The retail accommodation is let under four separate leases, with the longest lease expiring also in December 2009. The current income receivable from the property equates to £3.69 million per annum.

British Land was represented by Jones Lang LaSalle and James Andrew International. McAleer & Rushe was represented by Stan Cooney Associates.

Contacts:

The British Land Company PLC
John Weston Smith tel: 0207 467 2899
Tim Roberts tel: 0207 467 2977

Finsbury
Edward Orlebar tel: 0207 251 3801

The British Land Company PLC

3 October 2005

£52 MILLION OF HIGH STREET PROPERTY SALES AND KEY LETTING TO MARKS & SPENCER AT TEESSIDE SHOPPING PARK

British Land has sold profitably nine retail properties from its High Street portfolio for a total of £52.25m.

The properties comprise five prime high street shops in Edinburgh, Aberdeen, Kingston Upon Thames and Leeds which have been sold for a total of £33.59m reflecting an average initial yield of 3.89%. Two in-town supermarkets have also been sold, one let to Morrisons in Kidderminster, which has been sold for £7.47m showing an initial yield of 4.5%, and the other let to Somerfield in Helston, Cornwall, which has been sold for £4.1m showing an initial yield of 5.66%. Finally, two short leaseholds in Birmingham and Newbury have been sold for £7.1m reflecting an initial yield of 6.22%.

The sales are the results of an on-going review of the performance of each property within the portfolio and the sub 4% yield achieved on the prime shops reflects the continued buoyant market for retail investments. More sales from the High Street portfolio are being planned.

In a separate asset management initiative, British Land has reached agreement with Marks & Spencer for them to take a newly created 33,000 sq ft store at Teesside Shopping Park. The opening, which is planned for the Spring of 2006, will reaffirm Teesside's status as a regional Shopping Park.

The addition of Marks & Spencer to the 340,000 sq ft open A1 Shopping Park is a major step forward and the store will be a significant draw for shoppers. The letting is part of an on-going strategy of improving the tenant line-up and therefore offering better choice to shoppers. In recent months lettings have been agreed with other leading retailers such as Borders, Sportsworld and T K Maxx, joining a retail line-up which already includes Next, Boots, Outfit, PC World and W H Smith. In the process top rents achieved on the Park have moved forward to £40 per sq ft.

Agents acting on the sales and the lettings, on behalf of British Land, were Colliers CRE and Wilkinson Williams.

Contacts:

The British Land Company PLC	John Weston Smith	020 7467 2899
	Tim Roberts	020 7467 2977
Finsbury	Gordon Simpson	020 7251 3801

The British Land Company PLC

11th October 2005

BRITISH LAND EXPANDS SHOPPING CENTRE ASSET MANAGEMENT TEAM

The British Land Company PLC has expanded its shopping centre asset management team with the appointment of Steve Hadfield B.Prop (Auckland) and Victoria McKenzie BSc (Hons) MRICS ACIARB.

Steve comes from Jones Lang La Salle where he spent six years as an associate director in shopping centre management, responsible for schemes throughout the South East and Midlands. Victoria joins from PruPIM where she worked on shopping centres in Uxbridge, Lincoln and Coventry.

An internal appointment, Chris Betts BSc (Hons) MRICS has also joined the team.

All three report direct to Merrick Marshall BA (Hons) MRICS Dip IPF, British Land's Joint Head of Shopping Centres.

Commenting on the appointments, Merrick Marshall said: "The British Land shopping centre asset management team is currently working on schemes in a range of locations including Meadowhall, Dublin, Slough, Basildon, Woking, Hull, Aberdeen and East Kilbride. I am delighted that we have put in place a strong team to take these exciting projects forward".

Contacts:

The British Land Company PLC
John Weston Smith — Tel: 0207 467 2899
Merrick Marshall — Tel: 0207 467 2973

Finsbury
Gordon Simpson — Tel: 0207 251 3801

The British Land Company PLC

17th October 2005

New City Letting by British Land

British Land has completed the letting of 42,000 sq ft at Plantation Place South to the specialist insurer Beazley Group plc.

Beazley is taking the top three floors in the building on a 15 year lease at rents of £43 and £44 per sq ft.

Paul Burgess, Head of London Leasing at British Land said, "Beazley is a very well regarded and expanding business and it is great to have them as occupiers. In the past 12 months over 250,000 sq ft has been let at Plantation Place and this confirms our policy of creating the best City buildings in the best locations. We have strong levels of interest in the remaining space at Plantation Place South".

Further details of this letting will be available at British Land's interim results presentation.

Attached : photograph of Plantation Place South.

Contacts
The British Land Company PLC:
Paul Burgess Tel: 020 7467 2914

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England - Established in 1856



The British Land Company PLC

Press Release

17 November 2005

British Land Sells 1 Fleet Place EC4
After Restructuring Lease

British Land has completed the profitable sale of the 999 year lease of 1 Fleet Place, Ludgate, London EC4 for £119.5 million to the Legal & General Assurance Society. British Land had restructured the lease to the principal tenant, Denton Wilde Sapte, for a term of 20 years without break at an average office rent of £36 per sq ft. The price shows an initial yield to the purchaser after full acquisition costs of 5%.

Bob Bowden, Property Investment Director of British Land, commented:

"We are delighted with this price which resulted from strong competition from a number of potential purchasers and the sale is simply a matter of taking profits after a beneficial lease renegotiation and allowing us to recycle capital into other City projects."

Mark Creedy of Legal & General commented:

"Our Linked Life Fund has been growing strongly and was underexposed to the Central London office market. 1 Fleet Place is a modern well-let building with attractive income growth potential when rent reviews occur in 2008."

Contacts

The British Land Company PLC:
Robert Bowden tel: 0207 467 2892
John Weston Smith tel: 0207 467 2899

Finsbury:
Edward Orlebar tel: 0207 251 3801

Legal & General Property Ltd:
Mark Creedy tel. 0207 528 6996

The British Land Company PLC

18 November 2005

New Star Acquires Heathrow Gateway From British Land

New Star Property Unit Trust has acquired The British Land Company PLC's successful Heathrow Gateway development in Feltham, near Heathrow Airport, for in excess of £65million.

British Land developed the first 219,939 sq ft unit, which was pre-let to Consignia PLC at £7.75 per sq ft in 2002, and subsequently developed speculatively the second phase 126,958 sq ft unit, which was let prior to practical completion to Eagle Global Logistics at £11.20 per sq ft. There is an outstanding rent review in respect of the Royal Mail unit which is expected to provide a substantial rental uplift.

A final phase, comprising a 93,500 sq ft unit, was also developed speculatively and sold to an owner occupier in July of this year.

King Sturge acted for British Land and Rogers Chapman acted for New Star.

Contacts

The British Land Company PLC:
John Weston Smith - 020 7467 2899
Tim Roberts - 020 7467 2977

The British Land Company PLC

20 February 2006

British Land Sells £300 million Residential Property Investment Portfolio to Insight Investment

The British Land Company PLC ("British Land") has contracted to sell its interests in its residential property investment portfolio to clients of Insight Investment for a total consideration of approximately £300 million (being the most recently reported net asset value). At the same time a subsidiary of British Land has entered into a contract under which it will provide on-going asset management services for the portfolio.

Stephen Hester, Chief Executive of British Land, commented: "The sale of these residential assets results from our continuing review of the portfolio to identify non-core assets for disposal. We are also pleased to be utilising our asset management expertise in the sector on an ongoing basis as advisers to Insight, thereby extending the fund management track record and earnings of British Land. We look forward to a fruitful partnership and helping them to build a leadership position in this sector."

Contacts

The British Land Company PLC:	
Stephen Hester	020 7467 3500
John Weston Smith	020 7467 2899
Finsbury:	
Ed Orlebar	020 7251 3801
Insight Investment:	
Press Office	020 7321 1358

The British Land Company PLC

28 February 2006

British Land completes £753m superstore refinancing at average interest rate of less than 5%

The British Land Company PLC ('British Land') has today completed the £753 million refinancing of its securitised superstore portfolio.

As a result of the transaction, BL Superstores Finance PLC has issued £753 million of bonds at an average interest rate of 4.96%. The weighted average life of the new bonds is 13.4 years.

After recent significant property disposals and the repayment of bank facilities British Land has closed out derivatives in order to maintain, in line with its interest rate policy, an appropriate balance of fixed and floating rate debt.

These actions result in British Land's interest charge reducing by £11 million per annum. The Company will incur an exceptional accounting charge against pre-tax profits in the final quarter of its financial year ending 31 March 2006 of some £122 million. The weighted average cost of debt is reduced from 5.92% to 5.67% on a proforma basis as of 31 December 2005 with weighted average debt maturity unchanged at 13.7 years. Adjusted NAV is reduced by 16 pence per share, NNNAV by 2 pence per share.

Contacts

The British Land Company PLC:
Graham Roberts, Finance Director — Tel: +44 20 7467 2948
Peter Clarke, Executive Officer — Tel: +44 20 7467 2886

Finsbury
Edward Orlebar — Tel: +44 20 7251 3801

The British Land Company PLC

7 March 2006

British Land sells Auldhouse Retail Park, Glasgow for £39.8 Million

The British Land Company PLC ('British Land') has completed the disposal of Auldhouse Retail Park, Glasgow for £39.8 million to AXA REIM UK Limited.

Located in the Pollockshaws district of Glasgow five miles south of the city centre and close to Junction 1 and 2 of the M77, the scheme comprises 118,000 sq ft (10,962 sq m) of retail accommodation with an open A1 non-food (partially restricted) planning consent. The tenant line-up includes a number of national retail brands including Homebase, Carpetright, MFI, Powerhouse, Harry Corry, Linda Reid and Comet. Planning consent has also been obtained to increase the park by a further 20,000 sq ft (1,858 sq m).

Commenting on the transaction, Darren Richards of British Land said:

"The disposal of this park follows a recent strategic review of our retail park portfolio and we are delighted that the transaction has now completed with AXA."

Montagu Evans acted on behalf of British Land and Donaldsons acted on behalf of AXA REIM UK Ltd.

Contacts:

The British Land Company PLC:
Andrew Jones, Co-Head of Asset Management — Tel: +44 20 7486 4466

Finsbury:
Edward Orlebar — Tel: +44 20 7251 3801

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England - Established in 1856

The British Land Company PLC

20 March 2006

BRITISH LAND SELLS B&Q RETAIL WAREHOUSE

British Land has sold the freehold interest in B&Q's 122,000 sq ft Warehouse unit on Portrack Lane, Stockton to DVS for £29.25m, reflecting a net initial yield of 4.64%.

The property is let for 20 years unexpired at a passing rental of £1,434,722 pa, reflecting £11.75 per sq ft, with a rent review due in September 2006. The planning consent is primarily for the sale of DIY goods.

Montagu Evans advised British Land and Barrs Freer Smith represented DVS.

Contacts

The British Land Company PLC:
Bob Bowden 020 7467 2892
John Weston Smith 020 7467 2899

Finsbury:
Edward Orlebar 020 7251 3801

The British Land Company PLC

23rd March 2006

British Land sells Plantation Place, London, EC3

The British Land Company PLC announces the sale of One Plantation Place Property Unit Trust for £527 million. The Unit Trust owns the freehold interest in One Plantation Place.

British Land developed this 550,000 square feet building which was completed in 2004. It is fully let to tenants Accenture, Wachovia Bank, Aspen Insurance and Royal & Sun Alliance and produces an income, after rent guarantees to cover rent free periods, of £27 million per annum.

The purchaser is a consortium of Tishman International and Clients of Insight Investment Management.

Bob Bowden, Property Investment Director of British Land commented -

'Whilst we have been bullish for sometime about the prospects for rental growth in the City, this sale enables us to take a development profit at a price that exceeds the 31st December valuation and enables us to recycle capital into further Central London developments; these are 822,000 square feet at 201 Bishopsgate and 127,000 square feet at Ludgate West where development has commenced coupled with the recent purchase of the units in Ropemaker Place Property Unit Trust which owns the freehold interest of Ropemaker Place, a cleared site, with full planning consent for 511,000 square feet.'

British Land were advised by Jones Lang LaSalle and the purchaser by Morgan Consulting.

Contact:

The British Land Company PLC:	
Bob Bowden,	020 7467 2892
John Weston Smith	020 7467 2899
Finsbury:	
Edward Orlebar	020 7251 3801

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England - Established in 1856

The British Land Company PLC

Press Release

28 March 2006

TWO NEW NON-EXECUTIVE DIRECTORS FOR BRITISH LAND

Lord Turnbull and Kate Swann join the Board

The Board of The British Land Company PLC is pleased to announce the appointment of two new Non-Executive Directors with effect from 1 April 2006.

They are **Lord Turnbull**, until recently Secretary of the Cabinet and Head of the Home Civil Service: and **Kate Swann**, Chief Executive Officer of W. H. Smith Group Plc.

Sir John Ritblat, Chairman, said. "We are delighted to welcome two such distinguished individuals to the Board. These appointments ensure British Land continues its strong Board membership and excellent governance with a diverse mix of experience to represent shareholders and aid the success of our Executive Team".

Contact:

The British Land Company PLC:	
Stephen Hester	020 7467 3503
John Weston Smith	020 7467 2899
Finsbury:	
Edward Orlebar	020 7251 3801

The British Land Company PLC

Press Release

Notes to Editors

The other Non-Executive Directors are:

Sir Derek Higgs, Deputy Chairman. He will be retiring at the 2006 Annual General Meeting. He was recently appointed Chairman of Alliance & Leicester plc.

Dr. Chris Gibson-Smith, Senior Independent Non-Executive Director, who is Chairman of the London Stock Exchange.

Michael Cassidy, a practising solicitor who is President of the London Chamber of Commerce and Industry.

Robert Swannell, Vice-Chairman of Citigroup Europe.

David Michels, until recently Group Chief Executive of Hilton Group plc.

Further details on the New Non-Executive Directors:

Lord Turnbull, KCB, CVO

Andrew Turnbull (61) studied economics at Cambridge. From 1968-70 he was an Overseas Institute Fellow working as an economist for the Zambian Government. In 1970 he joined HM Treasury. From 1983-85 he was Private Secretary (Economics) to the Prime Minister and he returned to No. 10 as Principal Private Secretary to Margaret Thatcher and then John Major. From 1994-98 he was Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions). He returned to HM Treasury in 1998 as Permanent Secretary. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in the summer of 2005. He entered the House of Lords as a Life Peer in 2005. This appointment has been approved by the Prime Minister on the advice of the Advisory Committee on Business Appointments.

Lord Turnbull is a non-executive director of Frontier Economics. He also works part-time as a Senior Adviser to the London partners of Booz Allen Hamilton (UK).

Kate Swann

Kate Swann (41) is Chief Executive Officer of W. H. Smith Group Plc and a Non-Executive Director of Lambert Howarth Group. Before joining W. H. Smith she was Managing Director of Argos Ltd. within GUS PLC, and before that Managing Director of Homebase, within Sainsbury PLC. She began her career with Tesco in commercial and marketing roles before moving to Homepride Foods as a Brand Manager in 1988. After four years with the company she joined Coca-Cola, rising to General Manager Marketing for the UK before transferring to electronics retailer Dixons in 1993, where she was latterly Marketing Director for Curry's.

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

The British Land Company PLC

SEC MAIL PROCESSING RECEIVED OCT 1 0 2006 WASH. D.C. 213 SECTION

29 March 2006

Press Release

BRITISH LAND PURCHASES ROPEMAKER PLACE, LONDON EC2

The British Land Company PLC announces the purchase, for a price in excess of £130 million of the units in The Ropemaker Place Property Unit Trust from Grandbesitz-invest, the German open ended fund advised by DB Real Estate. The Trust owns the freehold interest in Ropemaker Place, an island site of just over one acre fronting Ropemaker Street, London EC2. The site has detailed planning consent for 505,000 square feet of offices.

Bob Bowden, Property Investment Director of British Land commented:

"This is a cleared site ready to go. Construction will start later this year for delivery to the market in the first quarter of 2009, which fits in with our forecast timing when we expect City rental growth to put rents significantly higher than today.

This enhances our City development programme where we have under construction The Willis Building (475,000 sq ft) which completes first quarter 2007; Ludgate West (127,000 square feet) for delivery in November 2007 and 201 Bishopsgate (822,000 square feet) completing in mid 2008. We also have planning consent for 122 Leadenhall Street of 601,000 square feet, where we anticipate delivery in mid 2010."

Agents acting for the Vendor were Jones Lang LaSalle.

Contacts

The British Land Company PLC:
John Weston Smith 020 7467 2899
Nigel Webb 020 7467 2860

Finsbury:
Edward Orlebar 020 7251 3801

The British Land Company PLC

4th April, 2006

BRITISH LAND APPOINTS DIRECTOR OF CORPORATE COMMUNICATIONS

The British Land Company PLC has appointed Laura De Vere as Director of Corporate Communications.

The newly created post forms part of a range of new communication initiatives at British Land, including the Company's recent move to quarterly financial reporting.

Laura De Vere joins from British Airways where she has held the position of Corporate Communications Senior Manager for seven years.

Stephen Hester, CEO British Land said: "The creation of this role underlines our commitment to improving communication and relationships with all our stakeholders and business partners. It is an important element in our continued drive for greater transparency and knowledge of the Company's strategies.

"Laura joins at an exciting time for British Land and the property industry in general. She has a wealth of customer, corporate and media experience and we are pleased to welcome her to British Land."

Notes to Editors

- Laura De Vere (50) was born and educated in Dublin.
- She joins British Land on 1st May, 2006.
- Her association with British Airways began in 1989 as the airline's PR consultant for the Midlands. Moving in-house in 1993 she took over communications responsibility for all the UK regions, including Scotland and Northern Ireland. Subsequent roles included responsibility for the airline's London Gatwick communications before moving to head office.
- Prior to her association with British Airways Laura De Vere presented for local commercial radio and BBC Radio 4.
- British Land is the UK's largest property company measured by assets managing a portfolio exceeding £18 billion.
- It is the first major UK property company to introduce quarterly financial reporting. For the nine month period ending 31 December 2005 British Land posted headline pre-tax profits £1.4 billion with net asset value up 23.2 per cent.
- This year British Land celebrates 150 years since its foundation.

Contacts

The British Land Company PLC
John Weston Smith tel: 020 7467 2899

Finsbury
Gordon Simpson tel: 020 7251 3801

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

The British Land Company PLC

Press Release

25 April 2006

British Land Names New Executive Directors

The British Land Company PLC is pleased to announce that Andrew Jones and Tim Roberts, currently members of the Executive Committee, will be nominated to join the full Board at the Company's AGM in July. This date coincides with the planned retirement as Executive Directors of John Weston Smith and Patrick Vaughan.

Sir John Ritblat, Chairman of British Land, comments

"Andrew and Tim have made an excellent impact since being named Co-Heads of Asset Management last summer and represent the level of talent integral to our ability to outperform as a Company. Their nomination to the Board reflects this and is an important ingredient for the future at British Land."

Contacts

John Weston Smith, The British Land Company PLC	020 7467 2899
Edward Orlebar, Finsbury	020 7251 3801

Notes to Editors

British Land is Europe's largest quoted property company by assets, owning and managing some £18 billion of prime real estate, primarily in the UK Retail and London Office sectors.

Andrew Jones and Tim Roberts will retain their functions as Co-Heads of Asset Management, with Andrew becoming primarily responsible for the Company's UK Retail property sector (including its Retail Fund advisory roles) and Tim for the Office and "Other" categories.

Andrew Jones is 38 and joined British Land in July 2005 as part of the acquisition of Pillar Property plc. He was previously a Director of Pillar responsible for the Hercules and HIF retail warehouse Unit Trusts. Prior to that he was responsible for Pillar's £350 million shopping centre portfolio. Before joining Pillar in 1995 he was at Burwood House (a joint venture between Arlington and Asda) with responsibility for their superstore portfolio.

Tim Roberts is 41 and joined British Land in 1997 having been a partner of Drivers Jonas in Investment Agency. In 2002 he was made Joint Head of Asset Management together with responsibility for investment sales and purchases which role was broadened in 2005 on his appointment to British Land's Executive Committee.

The other 'ongoing' Executive Directors of British Land are Stephen Hester (Chief Executive), Bob Bowden (Property Investment Director) and Graham Roberts (Finance Director).

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England - Established in 1856

The British Land Company PLC

22 May 2006

British Land Expands In Europe

British Land has taken a significant step in expanding its European out of town retail interests.

It has formed a 50:50 joint venture with a group of European private investors and one of Spain's largest construction companies, Copcisa Corp, to develop a 2.1 million sq ft mixed retail and leisure scheme in Zaragoza, Spain.

The scheme, known as **Puerto Venecia,** is situated in 60 hectares on the city's new ring road. It is one of the largest schemes of its kind underway in Europe.

Valentine Beresford, Director of British Land European Fund Management, said: "This is our first major exposure to Eurozone retail development outside of the expanding PREF retail park fund. It is directly in line with our strategy to expand in Europe in out- of-town retail and builds on our existing UK/Europe expertise.

"We are delighted to be partnering on such a significant scheme. It has been in the design and planning stage for some six years and will be a major attraction for the city of Zaragoza."

The retail park is scheduled to open in late 2007, with the final phase of the shopping centre due to be completed and trading at the end of 2008.

The end capital value of the scheme is anticipated to be in the order of €500m.

Anchor tenants committing to the big box element of the scheme include IKEA, Leroy Merlin, Conforama, Decathlon, Boulanger and Porcelanosa.

Contacts:

The British Land Company PLC:
Valentine Beresford 020 7486 4466
Laura De Vere 020 7467 2920

Finsbury:
Faeth Birch 020 7251 3801

Notes to Editors overleaf .../

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com

Registered Office at business address Reg No 621920 England – Established in 1856

Notes to Editors:

- The development will comprise an 87,000m^2 retail park, a 61,000m^2 shopping centre, "Lifestyle Big Box Retail" of 10,400 m^2, a multiplex/leisure complex of 31,000m^2 and a hotel/convenience retail of 5,000m^2.

- Zaragoza is one of Spain's rapidly expanding cities and has been instrumental in pushing forward the planning process to ensure that Puerto Venecia is open and trading in time for Expo 2008. The city is a logistic focal point between Madrid, Barcelona and Valencia, being circa 300km from each.

- Commercial licensing has been obtained and infrastructure works are already underway. IKEA has begun construction.

- The city commands a catchment in excess of 1.5 million people within 90 minutes.

- British Land was advised on the development by CBRE, as well as its British Land European Fund Management partners, Doric Properties, who will be working with British Land to bring the development to fruition.

- British Land's other interests in Europe include retail parks in Spain, Italy, Portugal, Belgium and France through its property advisor role and 40 per cent holding in PREF. Assets owned and committed in PREF total some €600 million.

The British Land Company PLC

Press Release

23 June 2006

British Land acquires Partner's Share of BL Davidson Limited

The British Land Company PLC has exchanged contracts to acquire the outstanding 50% ownership of the BL Davidson joint venture.

British Land is purchasing for approximately £253 million the 50% shareholding held by the Davidson family interests, in consideration for loan stock to be issued by the Company. Completion is expected in August.

The joint venture was formed in 2001 by British Land and the Davidson family interests to acquire Asda Property Holdings Limited, an established and successful property investment company built up by Manny Davidson over many years. It specialises primarily in Retail Parks – the overwhelming majority of which are in Open A1 Retail – and Central London offices. The current investment portfolio has a value of over £700 million.

Contacts

The British Land Company PLC	
Bob Bowden	020 7467 2892
Graham Roberts	020 7467 2948
Laura de Vere	020 7467 2920
Finsbury	
Faeth Birch	020 7251 3801

The British Land Company PLC

14 July 2006

KINGFISHER AND BRITISH LAND AGREE STORES DEAL

Kingfisher plc and The British Land Company PLC have agreed a deal on seven B&Q Warehouse large format stores. Kingfisher plc has sold a subsidiary company, which owns the seven stores, to The British Land Company PLC for a total cash payment of £198 million.

The stores, all freehold, are in prime edge of town locations in Ashford, Bury, Exeter, Glasgow, Grimsby, Lincoln and North Shields. The stores are approximately 100,000 sq ft each and, in total, extend to nearly 700,000 sq ft. The portfolio represents approximately 7 per cent of Kingfisher's total freehold and long leasehold assets.

The stores are let at current market rental levels to B&Q PLC (Kingfisher's main UK subsidiary) on 20-year leases with the tenant having an option to break after 15 years.

The leases have been structured to provide significant operational flexibility through assignment, under-letting and alterations. The rent is payable monthly in advance and will be uplifted annually in line with the change in the Retail Prices Index, subject to a cap. This reflects B&Q's desire to align property occupation costs more closely with the operating business environment. It will limit B&Q's rental increases for the stores and protects the business from any increases above the current rate of inflation. It also provides stability and certainty of cashflow for B&Q.

Terry Hartwell, Group Property Director of Kingfisher plc, said: "Through this transaction, Kingfisher is taking advantage of the current buoyancy in the direct property investment market in the UK to finance its operational business at attractive rates going forward. The proceeds of the transaction will be used to repay existing debt and to invest in Kingfisher's worldwide store opening programme, including further freehold acquisitions."

Bob Bowden, Property Investment Director, British Land Company PLC, said: "This purchase lies within our core out of town retail expertise and adds to our portfolio of index linked leases in which we see value."

Contacts:

Kingfisher: 020 7372 8008
Ian Harding, Group Communications Director

British Land: 020 7486 4466
Bob Bowden, Property Investment Director.
Laura De Vere, Corporate Communications Director.

Finsbury: 020 7521 3801
Faeth Birch

The British Land Company PLC

SEC MAIL RECEIVED PROCESSING
OCT 10 2006
WASH. D.C. 213 SECTION

Statement by Sir John Ritblat
Chairman of The British Land Company PLC
at the Company's Annual General Meeting, Friday, 14 July 2006

I am pleased to be able to report to you that British Land's 2006/7 financial year – my 36th with the Company – is off to a thoroughly robust start. The property investment market remains strong, particularly for the prime properties in which we specialise.

Since 31st March 2006 we have taken a further significant step in our European business with the purchase of a 50% interest in a 2.1 million sq ft mixed retail and leisure development, at Puerto Venecia, Zaragoza, Spain. We expect it to have an end-value of some €500 million.

Just a few days ago we were able to announce the purchase for £253 million of the half we did not own of BL Davidson. This joint venture with the Davidson family has a gross value in excess of £700 million, the assets being prime UK retail warehousing, overwhelmingly Open A1 Retail, and Central London offices. At the present time we have a number of UK disposals in course, all at prices ahead of last March's valuation.

We are seeing some signs of greater discrimination among investors as they review growth prospects and some slowing of yield shift. Occupiers too are becoming more discerning. The demand from the stronger tenants for quality buildings in good locations continues unabated.

Now to some personal matters. We take our leave today of three valued directors. Sir Derek Higgs has served with great distinction since 2000, latterly as Deputy Chairman. Derek has contributed greatly to our deliberations over many years, especially on corporate governance, but told us last Autumn that he wished to focus on his new role as Chairman of Alliance & Leicester. John Weston Smith, who served successively as Company Secretary, Director, Finance Director and Chief Operating Officer, has been truly instrumental in the Company's success over the last 35 years. And Patrick Vaughan has completed his year of service post the acquisition of Pillar, the success of which is in no small part due to his efforts.

And finally an even more personal matter. I have always spoken of property as a long-term business, and indeed I personally have been actively engaged in it for over half a century, since 1952. I first became head of a public company in 1969, as Managing Director of Union Property Holdings, which I merged the next year with The British Land Company.

I have told the Board that I would like to stand down at the end of 2006. The Company is in excellent shape after another record year and with management transition to Stephen Hester now successfully complete. I do not think it would be too immodest to say that he has received a pretty respectable inheritance! He has already made a distinctive mark on the Company and in our industry as our Chief Executive, and he has my best wishes for a long and happy future.

I am proud and complimented that the Board has been kind enough to elect me Honorary President of the Company when I cease to be Chairman. My successor as Chairman will be Dr. Chris Gibson-Smith, and he steps up to be our Deputy Chairman today.

He was a Managing Director of BP, and then took charge of National Air Traffic Services before being appointed to his present position as Chairman of the London Stock Exchange. We are fortunate to have him and I am sure that he will be a popular choice and will continue the Company's successful path.

He will be succeeded as Senior Independent Non-Executive Director in January by Sir David Michels, whom we congratulate on his knighthood in the Queen's Birthday Honours.

We have come a long way. When I took over Union Property Holdings (London) Ltd., the precursor of British Land in 1969, it had assets of just £6 million and a share price of a few pennies – old pennies at that. Now we have assets owned and managed in excess of £18 billion and net assets per share of some £15. I am sure that the future prospects of the portfolio will continue to shine.

For further information contact:

The British Land Company
Laura De Vere tel: 020 7486 4466

Finsbury
Faeth Birch tel: 020 7521 3801

The British Land Company PLC

14th July 2006

THE BRITISH LAND COMPANY PLC

RESULTS OF ANNUAL GENERAL MEETING

The Board of British Land announces the results of the poll taken at the Annual General Meeting of the Company held earlier today. Votes (including votes withheld) were cast for a total of 346,680,235 ordinary shares of the Company, representing 67 per cent. of the issued share capital.

The resolutions were approved by majorities in excess of 95% in every case.

Full details of the results of the poll are set out in the Appendix to this announcement.

Contacts

The British Land Company PLC
Laura de Vere
Corporate Communications Director 020 7486 4466

Finsbury:
Faeth Birch 020 7251 3801

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com

Registered Office at business address Reg No 621920 England – Established in 1856

Appendix

RESOLUTION	VOTES				Votes Withheld
	For		Against		
	Shares	As % of votes cast[1]	Shares	As % of votes cast[1]	Shares
1	337,725,507	99.78	751,108	0.22	8,203,620
2	345,676,814	100.00	486	0.00	1,002,935
3	330,616,976	99.01	3,317,738	0.99	12,645,521
4	342,246,592	99.72	955,261	0.28	3,478,382
5	342,974,448	99.23	2,655,352	0.77	1,050,435
6	342,565,756	99.11	3,071,376	0.89	1,043,103
7	342,954,224	99.22	2,682,908	0.78	1,043,103
8	342,893,938	99.22	2,696,861	0.78	1,089,436
9	343,074,780	99.26	2,556,839	0.74	1,048,616
10	344,095,121	99.84	560,703	0.16	2,024,411
11	344,092,894	99.84	562,978	0.16	2,024,363
12	335,859,092	97.46	8,746,922	2.54	2,074,221
13	338,045,167	98.83	4,011,890	1.17	4,623,178
14	328,456,478	97.68	7,813,292	2.32	10,410,465
15	338,976,063	98.08	6,652,696	1.92	1,051,476
16	343,948,622	99.52	1,666,914	0.48	1,064,699
17	345,351,730	99.91	320,148	0.09	1,008,357
18	336,622,564	98.66	4,569,507	1.34	5,488,164
19	329,061,798	95.26	16,381,678	4.74	1,236,759
20	304,811,799	98.41	4,935,499	1.59	36,932,937
21	315,580,927	98.76	3,967354	1.24	27,131,954

Note 1: Excludes votes withheld

Note to Editors

The resolutions voted on at the Company's AGM today were as follows:

1. To receive the Report of the Directors and audited Accounts for the year ended 31st March 2006.

2. To declare a Final Dividend for the year ended 31st March 2006.

3. To re-elect Sir John Ritblat, aged 70, as a Director.

4. To re-elect Michael Cassidy as a Director.

5. To re-elect Robert Swannell as a Director.

6. To re-elect Dr Christopher Gibson-Smith as a Director.

7. To re-elect Sir David Michels as a Director.

8. To re-elect Lord Turnbull as a Director.

9. To re-elect Kate Swann as a Director

10. To elect Andrew Jones as a Director

11. To elect Tim Roberts as a Director

12. To re-appoint Deloitte & Touche LLP as Auditors.

13. To authorise the Directors to fix the remuneration of the Auditors.

14. To approve by Ordinary Resolution the Remuneration Report set out on pages 57 – 66 of the Annual Report & Accounts and policy set out therein.

15. As Special Business:
To renew by Ordinary Resolution the directors' authority to allot unissued share capital or convertible securities. (Section 80 Companies Act 1985).

16. As Special Business:
To renew by Special Resolution the limited waiver of pre-emption rights attaching to future issues of equity securities for cash. (Section 89(1) Companies Act 1985).

17. As Special Business:
To grant by Special Resolution authority to the Company to exercise its power to purchase its own shares.

18. As Special Business:
To approve by Ordinary Resolution a new performance plan.

19. As Special Business:
To approve by Ordinary Resolution a new matching share plan.

20. As Special Business:
To approve by Ordinary Resolution amendments to the British Land Long Term Incentive Plan.

21. As Special Business:
To approve by Ordinary Resolution the establishment of further plans for overseas employees based on the performance plan and matching plan.

The British Land Company PLC

21st July 2006

BRITISH LAND ANNOUNCES

£1 BILLION DEBENTURE RESTRUCTURING

The British Land Company PLC (the "Group" or "British Land") today announces its plans for a restructuring of its existing Group debentures to create a market leading, multi-tranche £1 billion debenture [(1)] with a common security pool and covenants. The proposed transaction (the "Proposed Transaction") will deliver benefits to both British Land and its debentureholders.

For debentureholders this restructuring will create the largest individual UK debenture security pool and is expected to improve the liquidity of the debentures given the overall enlarged size, improved covenants and enhanced transparency. In addition holders of BL Universal PLC ("BLU") debentures will benefit from an upgrade of the obligor to British Land. Shareholders will benefit from re-couponing to give a lower average interest cost on the new debentures and as such British Land will have increased dividend cover and distribution flexibility. In addition British Land will benefit from the creation of a simplified, uniform secured debt structure for the non-securitised part of the Group.

Highlights

- The Existing 2028 Debentures and Existing 2019/24 Debentures will be redeemed by the issue of New 2028 Debentures and the Existing 2035 Debentures will be redeemed by the issue of New 2035 Debentures, both with current market coupons [(2)]
- Debentureholders will benefit from one common and enlarged security pool initially valued at approximately £1.8 billion
- The New Debentures will benefit from a new information and a new change of control covenant
- The current obligor under the Existing BLU Debentures will be upgraded to British Land and benefit from the same common security pool and same covenant package
- British Land will make a pre-tax exceptional charge of £256 million [(3)] mainly due to the difference between the redemption value and book/nominal value of the existing debentures
- EPRA adjusted NAV will be reduced by 34 pence per share; there will be virtually no effect on NNNAV
- The Group's annual interest costs will be reduced by approximately £11 million
- The Group's weighted average cost of debt will be reduced from 5.71% to 5.39%

Commenting on the Proposed Transaction, Graham Roberts, Finance Director of The British Land Company PLC, said: "Following on from the successful BL Superstores and Broadgate restructurings, these proposals again reflect British Land's commitment to finding optimal long-term structures to benefit both lenders and shareholders. These proposals will give the debentures the benefits of a common security pool and

improved covenants while allowing shareholders to benefit from a reduced annual interest cost. We recommend our debentureholders to vote in favour in line with the endorsement given by the Special Committee of the ABI".

Enquiries:

The British Land Company PLC

Graham Roberts, Finance Director	Tel: +44 20 7467 2948
Peter Clarke, Executive Officer	Tel: +44 20 7467 2886

The Royal Bank of Scotland

Robert St. John, Managing Director	Tel: +44 20 7085 3205
Andrew Burton, Head of Liability Management	Tel: +44 20 7085 8056

UBS Investment Bank

Andrew Dennis, Executive Director	Tel: +44 20 7568 2902
Duane Hebert, Executive Director	Tel: +44 20 7567 7480

Finsbury

Faeth Birch	Tel: +44 20 7521 3801

[1] Throughout this announcement, calculations are based on current pricing and assume all investors choose to redeem, rather than retain the Existing 2028 Debentures and Existing 2035 Debentures.
[2] Holders of the Existing 2028 Debentures and the Existing 2035 Debentures will also be given, to a limited extent, the option to retain their existing debenture holdings at the current 9.375% and 8.875% respective coupons, whilst the terms of such existing debentures will be amended to benefit from the new common security pool and the new covenants.
[3] Throughout this announcement, the financial effects of the Proposed Transaction on British Land are stated on a pro forma basis as though it were completed on 31 March 2006.

Background

British Land continually seeks to optimise its debt portfolio for the benefit of both its shareholders and its lenders. As part of this policy the Group has decided to restructure its debenture issues. British Land and BLU have, between them, six outstanding debentures with an aggregate nominal value of £783m and coupons ranging from 6.75% to 11.375%.

The British Land Debentures (the "Existing BL Debentures")

- £200m 9.375% First Mortgage Debenture Stock due March 2028 (the "Existing 2028 Debentures")
- £250m 8.875% First Mortgage Debenture Bonds due September 2035 (the "Existing 2035 Debentures")
- £12.6m 10.5% First Mortgage Debenture Stock due September 2019/24 (the "Existing First 2019/24 Debentures")
- £20.4m 11.375% First Mortgage Debenture Stock due September 2019/24 (the "Existing Second 2019/24 Debentures", and together with the Existing First 2019/24 Debentures the "Existing BL 2019/24 Debentures")

British Land will also give holders of the Existing 2028 Debentures and the Existing 2035 Debentures the option to retain their existing debenture holdings with their existing respective 9.375% and 8.875% coupons. The terms of their current debentures

will be amended so that they benefit from the new common security pool and the new covenants, but their existing debentures will not be redeemed, reissued or otherwise reconstituted and there will be no change to their coupon (and hence no cash payment in respect of the mark-to-market premium) or nominal value of the debenture. Under

the Proposals, a minimum of £2m and a maximum of £30m of the Existing 2028 Debentures and a minimum of £2m and maximum of £50m of the Existing 2035 Debentures can opt for the alternative, although this condition might be waived. Debentureholders taking this option will, however, receive a lower level of incentive fees.

The 2019/24 Debentures

British Land offers each eligible holder of the Existing 2019/24 Debentures the opportunity to redeem their existing holdings and receive in return New 2028 Debentures. This will be structured as a redemption of the existing debentures at market value, with the redemption price being settled by delivery, to eligible holders, of the New 2028 Debentures in a principal amount equal to the market value price, so that holders will be compensated for the premium value of the Existing 2019/24 Debentures by the delivery of additional New 2028 Debentures.

The BLU Debentures

The nominal amounts, coupons, and maturity dates of the Existing BLU Debentures will remain unchanged. However, under the Proposed Transaction, British Land would assume all of the obligations of BLU under the Existing BLU Debentures (and BLU will be released from its obligations). The New 2011 Debentures and New 2020 Debentures will benefit from the common security pool and improved covenant package.

Following the Proposed Transaction, it is expected that the total nominal value of outstanding debentures will be approximately £1,028 million.

Indicative terms of the Proposals

Under the Proposals, the yield at which the Existing 2028 Debentures, Existing 2035 Debentures and Existing 2019/24 Debentures will be redeemed will be equal to the sum of the relevant Mid-Market Benchmark Security Rate on the Pricing Date and the applicable fixed spread as stated in the table below.

Subject to certain exceptions, the redemption price will be settled, by delivery to the holders of Existing BL Debentures, of the New 2028 Debentures and New 2035 Debentures and a cash payment to compensate for the premium value of the Existing 2028 Debentures and Existing 2035 Debentures above the nominal amount. The cash amount will be financed by additional issuance of New 2028 Debentures and New 2035 Debentures. Indicative terms of the Proposals to Existing BL Debentureholders are summarised in the table below, assuming all debentureholders choose to re-coupon

	Existing Securities				New Securities					Cash	
					New Securities						
Government Benchmark	Security	Size (£m)	Spread over Benchmark	Price (%)	Issue Price (%)	Size (£m)	Issue Spread	Coupon (%)	Maturity	(%)	(£m)
UKT 6% Dec-28	9.375% due Mar 2028	200.0	G + 105	149.62	100.00	200.0	G + 105	5.440	Mar 28	49.62	99.2
UKT 4.25% Mar-36	8.875% due Sep 2035	250.0	G + 110	151.72	100.00	250.0	G + 110	5.348	Sep 35	51.72	129.3
UKT 4.75% Mar-20	10.500% due Sep 2019/24	12.6	G + 100	145.36	100.00	18.3	G +105	5.440	Mar 28	0.00	0.00
UKT 4.75% Mar-20	11.375% due Sep 2019/24	20.4	G + 100	153.42	100.00	31.3					

Incentive Fees

Holders consenting to redeem their Existing BL Debentures and receive New Debentures will be paid incentive fees as set out in the table below if they submit voting instructions before the relevant Deadlines, subject to the Extraordinary Resolutions being approved. Holders of the Existing 2028 Debentures and Existing 2035 Debentures choosing to retain their existing holdings at the existing coupon will only be entitled to an Early Submission Fee and will not be entitled to an Amendment Fee (see below):

Existing BL Debentures	**Early Submission Fee**		**BL Amendment Fee**	
	Approx. bps running yield	**Expressed as % of nominal amount**	**Approx. bps running yield**	**Expressed as % of nominal amount**
2028 Debentures	1.0	0.17%	4.0	0.68%
2035 Debentures	1.0	0.20%	4.0	0.82%
First 2019/24 Debentures	1.0	0.12%	4.0	0.48%
Second 2019/24 Debentures	1.0	0.12%	4.0	0.49%

Holders of the Existing BLU Debentures will be paid the following incentive fee if they submit voting instructions before the relevant Deadlines, subject to the Extraordinary Resolutions held at two separate meetings and at the joint meeting of holders of the Existing BLU Debentures being approved:

- The holders of the two Existing BLU Debentures will vote at a joint meeting on the main amendments.
- The holders of the two Existing BLU Debentures will also vote at two separate meetings of each series thereof to provide solely for the modification of the early redemption provision such that it is to be calculated with reference to their respective European Investment Bank benchmark securities rather than their respective UK gilt-edged securities.

Existing BLU Debentures	**Early Submission Fee**		**BLU Amendment Fee**	
	Approx. bps running yield	**Expressed as % of nominal amount**	**Approx. bps running yield**	**Expressed as % of nominal amount**
2011 Debentures	1.0	0.04%	1.5	0.06%
2020 Debentures	1.0	0.10%	1.5	0.15%

Expected timetable

Date	Event
21 July 2006 (Fri.)	Announcement / launch of transaction Notice of meetings sent to Debentureholders
11 August 2006 (Fri.)	Early Submission Deadline and Revocation Deadline (12 noon UK)
17 August 2006 (Thu.)	Expiration Date (3 p.m. UK)
21 August 2006 (Mon.)	Meetings
22 August 2006 (Tue.)	Confirmation Date and Pricing Date
29 August 2006 (Tue.)	Settlement Date

The Consent Solicitation Document

The Consent Solicitation Document contains notices convening meetings of the holders of each class of the Existing BL Debentures and Existing BLU Debentures to be held on or around 21 August 2006 to consider and, if thought fit, approve Extraordinary Resolutions to effect the Proposals. Subject to the Proposals being approved, and the conditions specified in the Consent Solicitation Document being satisfied or (if capable of being waived) waived, holders of the Existing BL Debentures and Existing BLU Debentures who deliver valid voting instructions as required by the Consent Solicitation Document (which, subject as provided in the Consent Solicitation Document, are not subsequently revoked or withdrawn) before 12 noon on 11 August 2006 (the "Early Submission Deadline") will be entitled to receive a fee payable in cash (the "Early

Submission Fee"). The Expiration Date for the holders of the Existing BL Debentures and Existing BLU Debentures to submit completed voting instructions in order to vote at the meetings and receive the Amendment Fee is 17 August 2006. The Proposed Transaction is expected to close on 29 August 2006.

Effects on holders of Existing BL Debentures

Holders of the Existing BL Debentures will benefit from an enlarged, more diverse security pool initially valued at approximately £1.8 billion, expected to provide an improvement in liquidity through additional transparency and increased tranche sizes in most cases. The re-couponing of the Existing BL Debentures will mark-to-market the premium value above par and gives investors current coupon debentures; the increase in the nominal outstanding value requires British Land to provide initially an additional £165m of collateral as security to cover investors' current mark-to-market premium. Holders will enjoy an improved covenant package including a new information covenant and a new change of control clause. An Amendment Fee will be paid to all voting holders of the Existing BL Debentures assuming a successful conclusion. In addition, holders of the Existing 2028 Debentures and the Existing 2035 Debentures have the option to retain their existing holdings with their existing respective 8.875% and 9.375% coupons, with the terms of their current debentures amended so that they benefit from the new common security pool and the new covenants, albeit whilst only being eligible to receive the Early Submission Fee, subject to the Extraordinary Resolutions being approved.

Effects on holders of Existing BLU Debentures

The holders of the Existing BLU Debentures will benefit from the upgrade of obligor to British Land, being a more substantial entity, whilst maintaining identical nominal amounts, coupons and maturity dates. In addition, they will be able to enjoy the benefits of an enlarged security pool initially valued at approximately £1.8 billion, providing additional diversity and expected improvements in liquidity due to the transparency of a single British Land asset pool and the same improved covenant package applicable to the Existing BL Debentures. An Amendment Fee will be paid to all voting holders of the Existing BLU Debentures assuming a successful conclusion.

The Special Committee of the ABI

A Special Committee of the Association of British Insurers, consisting of five members, representing approximately 48% of the principal amount outstanding of the Existing BL Debentures and 55% of the principal amount outstanding of the Existing BLU Debentures, has considered the Proposals. The members of the Special Committee have indicated that they find the Proposals acceptable, that they intend to vote in favour of the Proposals in respect of their holdings and that they will be inviting other ABI members to consider a similar course of action.

Impact on The British Land Company PLC

The financial impact on the Group of the Proposed Transaction will depend on the nominal amount of Existing BL Debentures held by debentureholders who decide to receive the New 2028 Debentures and New 2035 Debentures and market interest rates at the date the proposed transaction completes. The financial impacts shown below assume all debentureholders chose to re-coupon their Existing 2028 Debentures and Existing 2035 Debentures.

As a result of the Proposed Transaction, the Group could incur a pre-tax exceptional charge of £256 million, mainly due to the difference between the

redemption value and book/nominal value of the Existing BL Debentures. However, the Proposed Transaction is expected to result in a recurring annual positive impact on pre-tax profits of £11 million (£8 million after tax) and to reduce the weighted average

cost of all debt secured on the portfolio from the current 8.28% to approximately 5.79%. British Land's ongoing headline cost of debt will decrease overall on a pro forma basis from 5.71% to 5.39%.

The impact of the exceptional charge will be to reduce EPRA adjusted net asset value ("NAV") by £179 million, equivalent to 34 pence per fully diluted share. However, there will be virtually no effect on the Group's NNNAV, 'triple net' asset value, that is, broadly, adjusted net asset value less the post-tax mark to market of debt and derivatives and less contingent capital gains tax.

The common security pool will lower the debt management and administration costs as well as creating a uniform secured debt structure outside the securitised financing of the Group.

Important Notice

The contents of this press release, which have been prepared by and are the sole responsibility of British Land, have been approved by UBS Limited, a subsidiary of UBS AG ("UBS") solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. UBS, together with The Royal Bank of Scotland plc ("RBS"), are acting for British Land and BLU in connection with the Proposed Transaction and no one else, and will not be responsible to anyone other than British Land and BLU for

P roviding the protections offered to clients of UBS and/or RBS nor for providing advice in relation to the Proposed Transaction. The address of UBS is 1 Finsbury Avenue, London, EC2M 2PP.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities of British Land or BLU. Nothing in this press release constitutes advice on the merits of buying or selling a particular investment or exercising any right conferred by the securities described herein.

Any investment decision as to any purchase of securities referred to herein must be made solely on the basis of information contained in the final form of the Prospectus of

The British Land Company PLC and no reliance may be placed on the completeness or accuracy of the information contained in this press release.

Securities are not suitable for everyone. The value of securities can go down as well as up. You should not deal in securities unless you understand their nature and the extent of your exposure to risk. You should be satisfied that they are suitable for you in the light of your circumstances and financial position. If you are in any doubt you should consult an appropriately qualified financial advisor.

Notes to editors:

The British Land Company PLC is one of the UK's biggest property companies with £18 billion of gross property assets owned and managed. It is based in London and listed on the London Stock Exchange, investing in prime, modern properties.

The Group's portfolio is valued at £14.4 billion: the majority is directly owned and managed; the balance is held in joint ventures, partnerships and funds, of which the Group's share is valued at £2.6 billion. Of the total Group portfolio, approximately £1.8 billion will be secured against the New Debentures and any retained Existing 2028 Debentures and Existing 2035 Debentures, assuming the Proposals are approved. Additional Group properties are held within securitisations, including the Broadgate, Meadowhall and BL Superstores portfolios.

The £200 million 9.375% 2028 First Mortgage Debenture Stock were launched in April 1993; the £250 million 8.875% 2035 First Mortgage Debenture Bonds in September 1995; the £100 million 6.75% 2011 and £200 million 6.75% 2020 First Mortgage Debenture Bonds in March 1998; the £12.6 million 10.5% 2019/24 First Mortgage

Debenture Stock in March 1986; and the £20.4 million 11.375% 2019/24 First Mortgage Debenture Stock in August 1991.

UBS Limited is acting as Lead Manager in connection with the Proposed Transaction, and together with the Royal Bank of Scotland plc, both parties are acting as Joint Solicitation Agents and Joint Bookrunners in connection with the Proposed Transaction.

The British Land Company PLC

SEC Mail Processing Section
RECEIVED
OCT 10 2006
Wash. DC
213

10 August 2006

NORTHAMPTON SHOPPING CENTRE TO CHANGE HANDS

The Tesco British Land Property Partnership Limited has exchanged contracts to sell its interest in the edge-of-town Weston Favell Shopping Centre, Northampton.

The partnership, a 50:50 joint venture between Tesco and British Land, expects to complete the £122 million sale of this 307,800 sq ft scheme to private investors later this month.

The sale of the freehold delivers an initial yield of 4.75 per cent and Tesco will continue to anchor the scheme with its 157,000 sq ft store. The remainder of the shopping centre is let primarily to national multiples and a range of local retailers.

Weston Favell was one of 12 properties which formed the original Tesco British Land Property Partnership in 1998. Since then, the partnership extended Weston Favell by 60,000 sq ft, added a petrol filling station and re-geared the Tesco lease.

Neil Earp, Tesco Property Director, said: "This is an opportunistic sale which takes advantage of the current strong investment market for retail assets that are let to national retailers. It is consistent with our strategy of raising cash from our property portfolio whilst retaining operational flexibility. We remain committed to serving our customers in Weston Favell."

Note to Editors:

- Tesco remains the anchor tenant of the scheme, with a 22 year RPI linked lease.
- The Centre attracts around 120,000 shoppers a week and provides 1,150 car parking spaces.
- Tesco and British Land have three property joint ventures, with assets totalling £1.15 billion as at 31 March 2006. The properties included: 4 Retail Parks, 4 Shopping Centres and 13 Tesco stores.
- The Tesco British Land Property Partnership appointed Morgan Williams and Jones Lang LaSalle to market the property to interested parties.
- Churston Heard acted for the purchaser.

<u>Contacts</u>

Tesco Plc:
Tony Fletcher, Corporate Affairs 01707 287 471

The British Land Company PLC:
Tim Roberts, Director and Co Head of Asset Management 020 7467 2977
Laura De Vere, Director Corporate Communications 020 7467 2920

The British Land Company PLC

30 August 2006

£1 BILLION DEBENTURE RESTRUCTURING COMPLETED

The British Land Company PLC ("British Land") has completed a market leading, multi-tranche £1 billion restructuring of its debentures.

All tranches benefit from being issued by The British Land Company PLC and the restructuring creates the largest individual UK debenture security pool valued at £1.8 billion. The deal is expected to improve the liquidity of the debentures, given the overall enlarged size, improved common covenants and enhanced transparency.

The new debentures are as follows:

- £98 million 6.75% First Mortgage Debenture Bonds due 2011
- £200 million 6.75% First Mortgage Debenture Bonds due 2020
- £310 million 5.357% First Mortgage Debenture Bonds due 2028
- £25 million 9.375% First Mortgage Debenture Bonds due 2028
- £330 million 5.264% First Mortgage Debenture Bonds due 2035
- £42 million 8.875% First Mortgage Debenture Bonds due 2035

British Land will make a pre-tax exceptional charge of £228 million [(1)], mainly due to the difference between the redemption value and book/nominal value of the re-couponed debentures. EPRA adjusted NAV will be reduced by 30 pence per share; there will be virtually no effect on NNNAV. British Land's annual interest costs will be reduced by approximately £10 million and its weighted average cost of debt will be reduced from 5.69% to 5.41%.

Shareholders will benefit from re-couponing to give a lower average interest cost on the new debentures and as such British Land will enjoy increased dividend cover and distribution flexibility. In addition, British Land benefits from the creation of a simplified, uniform secured debt structure for the non-securitised part of the group.

This announcement follows a prior regulatory announcement issued on 21 July 2006 that provides more detail on the transaction and the initial proposal to bondholders.

Contacts

The British Land Company PLC
Laura De Vere Tel.: +44 20 7467 2920

Finsbury
Faeth Birch Tel.: +44 20 7521 3801

[1] The financial effects of the Proposed Transaction on British Land are stated on a pro forma basis as though the Proposed Transaction were completed on 30 June 2006.

The British Land Company PLC

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 10 2006
WASH, D.C.
213

31 August 2006

£110 MILLION CITY DEAL AGREED

The British Land Company PLC has disposed of 133 Houndsditch in the City of London to the Henderson Central London Office Fund for £110 million.

The net initial yield is 4.0% and reversionary yield is 6.5%.

The Houndsditch site extends to an area of 1.02 acres with office, retail and ancillary accommodation accounting for 210,046 sq ft. Income receivable from the property, which is 60 per cent occupied, totals £4.5 million per annum.

Bob Bowden, Property Investment Director, British Land said: "The sale has delivered a strong investment price for us and is at a premium to the March 2006 book value. It reflects our on-going programme to reshape the portfolio and recycle capital into other projects, particularly developments, which have better prospects for enhanced returns."

Commenting on the deal, Clive Castle, Fund Manger of Henderson's Central London Office Fund said: "The property offers the Fund significant exposure to the City market which we believe will continue to strengthen in the short to medium term, driven by a limited supply of good quality floorplates and healthy tenant demand. The Fund will undertake a major refurbishment of the building including 80,000 sq ft of floorspace over the coming year."

British Land was advised by DTZ on the Houndsditch sale. Henderson was advised by Nelson Bakewell.

Notes to Editors

- British Land also concludes the disposal of 51 Eastcheap, at the heart of London's financial and insurance services district, for £55 million this month. The sale delivers a 7 per cent gain above the March 2006 valuation.
- In the financial year to date, British Land has carried out more than £500 million of value enhancing disposals and acquired £820 million of new assets as it continues to tighten its focus on London Office and Retail Parks while recycling capital within advantaged sectors.
- British Land's office assets are valued at £5.5 billion and represent 36 per cent of the £15.2 billion property portfolio.

About Henderson's Central London Office Fund

A closed ended Jersey Property Unit Trust, the Central London Office Fund was launched in March 2004. Principally investing in the City, West End and Mid Town, the fund offers investors the opportunity to access the Central London office markets. The current portfolio includes 23 assets with a combined value of £766 million (August 2006). The portfolio is largely multi-let, offering opportunities for asset management initiatives.

The Fund Manager is Clive Castle.

About Henderson Property

Henderson is one of Europe's leading property asset managers with over €8.7 billion of property funds managed pan Europe. The property team comprises 129 employees in London, Frankfurt, Milan, Paris and Amsterdam. It also has additional asset management capabilities through joint venture partners in Hamburg and Vienna.

The property business manages pooled and segregated accounts, which invest in properties offering core and value-added returns. In addition to investing across all commercial sectors, it also manages funds with sector specialist and/or regional themes. Henderson's property business includes a market-leading research capability. Every month it carries out analysis and forecasting for over 400 individual pan-European towns, assessing opportunities in order to maximise returns and deliver out performance.

About Henderson Global Investors

Established in 1934, Henderson Global Investors is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private capital. Headquartered in London, Henderson is one of Europe's largest investment managers, with £67.7 billion assets under management (as at December 2005) and employs around 900 people world-wide.

<u>Contacts</u>

The British Land Company PLC
Laura De Vere, Director Corporate Communications 020 7467 2920

Henderson
Richard Acworth 020 7818 4222
Henderson Press Office pressoffice@henderson.com

Finsbury:
Ed Simkins 020 7521 3801

The British Land Company PLC

Press Release

16 January 2006

BRITISH LAND SELLS £137M OF RETAIL PROPERTY

British Land has sold seven retail properties for a total sale price of £137M.

The largest sale was the Greyhound Retail Park, Chester, which has been sold for £67M. It comprises a 204,000 sq ft Retail Park, including 63,500 sq ft of leisure and 19,000 sq ft of light industrial/trade counters. Also, contracts have been exchanged for the sale of Priory Retail Park, Merton, at £42.75M. Priory Retail Park provides 70,000 sq ft of out-of-town retail accommodation with a bulky goods consent.

In addition, four in-town Somerfield supermarkets in Coleford (Gloucestershire), Llandrindod Wells and Buckley (Wales), and Shaftesbury (Dorset) have been sold for £15.26M reflecting an average initial yield of 5.25%. Finally, a prime shop in Donegall Place, Belfast, has been sold for £11.968M showing a sub 4% yield.

More sales from the Retail portfolio are planned.

Contacts

The British Land Company PLC:
Tim Roberts 020 7467 2977
John Weston Smith 020 7467 2899

Finsbury:
Ed Orlebar 020 7251 3801

The British Land Company PLC

Press Release

17 January 2006

BRITISH LAND SELLS LEGAL & GENERAL HOUSE, KINGSWOOD, SURREY

A subsidiary of The British Land Company PLC ("British Land") has sold for approximately £73.6M the investment vehicle which held its interest in this property.

The property is let in its entirety to Legal & General Assurance Society Ltd. for a 20 year term from August 2005 with 5 yearly rent reviews. It comprises a well located and impressive headquarters complex with circa. 259,000 sq. ft. of offices set in 43 acres and within 5 miles of Junction 8 of the M25.

The marketing of the investment produced considerable domestic and international interest and has been acquired from British Land by Kingswood Property Holdings, with funding from The Royal Bank of Scotland plc. The sale price, above book value, reflects an initial yield to the purchasers of 3.9%, rising to 5.62% in April 2008.

Colliers CRE and Smee Associates acted for the vendor, advised by Nabarro Nathanson. DTZ Debenhams Tie Leung represented the purchaser, with legal advice from Clifford Chance LLP. Carey Olsen advised on Jersey aspects of the transaction.

Bob Bowden, British Land's Property Investment Director, commented: "The sale follows on from our successful regear of the lease with Legal & General. This has created an investment of bond–like characteristics and allowed the opportunity to take advantage of the very strong investment market to realise an exceptional sale price and recycle capital into projects with better prospects going forward".

Contacts

The British Land Company PLC:

Bob Bowden	020 7467 2892
John Weston Smith	020 7467 2899

Finsbury:

Ed Orlebar	020 7251 3801

The British Land Company PLC

SEC MAIL RECEIVED PROCESSING OCT 10 2006 WASH. D.C. 213 SECTION

18 January 2006

BRITISH LAND PLANS £750 MILLION SUPERSTORE PORTFOLIO REFINANCING

REDUCING GROUP INTEREST COST BY £7 MILLION PER ANNUM

The British Land Company PLC ("British Land") announces plans for a refinancing of its existing superstore portfolio (BLSSP)[1] which is securitised through Werretown Supermarkets Securitisations plc. BLSSP will be refinanced by a new simplified securitisation issued by BL Superstores Finance PLC, a wholly owned subsidiary of British Land. The proposed refinancing, which unlocks value for both British Land and existing bondholders, is expected to amount to £750 million[2] and includes £52 million in new floating rate bonds. The new financing is expected to have a weighted average interest rate of approximately 4.9%.

The refinancing follows on from the success of, and positive investor reception for, the similar exercise carried out in March 2005 on British Land's £2 billion Broadgate securitisation.

Highlights

- Group interest costs reduced by £7 million per annum
- Group weighted average cost of debt reduced from 5.87% to 5.70%[3]
- Financing costs of BLSSP reduced from 6.75% to 4.93%
- Pre-tax exceptional charge of £104 million mainly due to difference between the redemption value and book/nominal value of existing debt
- Adjusted NAV reduced by 14 pence per share; NNNAV virtually unchanged
- The new simplified structure will provide significant rating improvements for existing bondholders

Commenting on the Proposed Transaction, Graham Roberts, Finance Director of British Land, said: "This major refinancing of the Sainsbury's portfolio continues our investor friendly positioning, unlocking significant additional value for bondholders and British Land. Bondholders will benefit from a simplified structure and significant rating improvements; for shareholders there is improved financing flexibility and reduced interest charges going forward. The Proposals have been approved by a Special Committee of the ABI representing 34% of the existing fixed rate bonds."

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

Enquiries:

The British Land Company PLC

Graham Roberts, Finance Director	**Tel.: +44 20 7467 2948**
Peter Clarke, Executive Officer	**Tel.: +44 20 7467 2886**

Morgan Stanley

Cecilia Tarrant, Executive Director	**Tel.: +44 20 7677 5350**
Justin Sulger, Vice President	**Tel.: +44 20 7677 5340**

The Royal Bank of Scotland

Andrew Burton, Securitisation Product Manager	**Tel.: +44 20 7085 8056**
Colin Lally, Securitisation Director	**Tel.: +44 20 7085 6668**

Finsbury

Edward Orlebar	**Tel.: +44 20 7251 3801**

Notes:

(1) BLSSP (Funding) PLC ("BLSSP"), a wholly-owned subsidiary of British Land, has issued one tranche of secured and 5 tranches of unsecured notes. The former are secured on 35 Sainsbury superstores and the latter are guaranteed by the ring-fenced British Land subsidiaries that own the superstores. At 4 January 2006, BLSSP had £608 million of notes outstanding.

(2) Throughout this announcement, the nominal value and coupons of the New Bonds are stated based on market pricing as of 16 January 2006.

(3) Throughout this announcement, the financial effects of the Proposed Transaction on British Land are stated on a pro forma basis as though it had completed on 30 September 2005 assuming the number of shares in issue as at that date and using the assumed nominal value and coupons of the New Bonds as described in note (2) above. The actual financial effects, including the nominal value and coupons of the New Bonds issued and the accounting charge that will be incurred by British Land, will be determined by interest rates on the Pricing Date.

Background

The BLSSP financing, funded by Werretown Supermarkets Securitisations plc (the "Existing Bonds"), was issued in June 2001 and subsequently tapped in October 2003. The BLSSP portfolio consists of 35 superstores let to J Sainsbury PLC ("Sainsbury's"), located throughout England and Wales. The current portfolio, with one exception described below, has been collateral for the BLSSP financing since its origination in 2001, and is currently valued at £1.1 billion. Rental increases have been achieved on the portfolio including as a result of extensions to 11 of the 35 superstores. In July 2005, the Selly Oak property was substituted by the more valuable and higher-income producing Crawley property. Consistent rental and capital growth in the portfolio since the last tap issue can also support some further issuance.

The Proposed Transaction

BL Superstores Finance PLC, a wholly owned subsidiary of British Land, is proposing to issue new bonds totalling approximately £750 million (the "New Bonds") secured on the BLSSP portfolio. The outstanding £608 million of Existing Bonds are proposed to be redeemed.

Under the Proposed Transaction, which is subject to the approval of holders of each class of the Existing Fixed Rate Bonds (as defined below):

- British Land will be moving the BLSSP financing to a simplified CMBS structure in line with current rating agency requirements and the ratings of the bonds will be de-linked from Sainsbury's credit. The proposed covenant changes will closely follow those in its Broadgate securitisation, including provisions for new tap issuance if the rating condition is satisfied.
- The Existing Bonds will be refinanced as follows:
  - £459 million of Existing Bonds with fixed rate coupons (the "Existing Fixed Rate Bonds") will be redeemed at the applicable redemption price. Subject to certain exceptions, the redemption price will be settled by delivery of new fixed rate bonds issued by BL Superstores Finance PLC (the "New Fixed Rate Bonds") to the holders of Existing Fixed Rate Bonds. The New Fixed Rate Bonds will be issued with a compensating increase in nominal value of approximately £90 million, calculated at the yield to maturity commensurate with the relevant class of Existing Fixed Rate Bonds, and with new coupons which are expected to be higher than the current market for similarly rated securities. Accrued interest will be paid in cash. The Class A2 bonds are expected to be upgraded 2 notches from AA/AA to AAA/AAA, and the Class B2 and B3 bonds are expected to be upgraded 3-4 notches from BBB/BBB- to A/A.
  - The remaining £149 million of the Existing Bonds which have floating rate coupons (the "Existing Floating Rate Bonds") will be redeemed in cash on the interest payment date falling due in April 2006 in accordance with their terms. The Existing Floating Rate Bonds will be redeemed out of the proceeds of new floating rate bonds proposed to be issued by BL Superstores Finance PLC (the "New Floating Rate Bonds").

Following the Proposed Transaction, it is expected that the total nominal value of the outstanding BLSSP debt will be approximately £750 million. The actual amount will depend on the final pricing determined by reference to interest rates on a date closer to the date of settlement (the "Pricing Date").

A Consent Solicitation Document (containing a Preliminary Offering Circular in respect of the New Bonds) is being published by Werretown Supermarkets Securitisations plc today setting out proposals to the Existing Fixed Rate Bondholders (the "Proposals") and setting out terms for the New Bonds.

The Consent Solicitation Document contains notices convening meetings of each class of the Existing Fixed Rate Bondholders to be held on or around 9 February 2006 to consider and, if thought fit, approve Extraordinary Resolutions to effect the Proposals. Subject to the Proposals being approved, and the conditions specified in the Consent Solicitation Document being satisfied or (if capable of waiver) waived, Existing Fixed Rate Bondholders who deliver valid voting instructions as required by the Consent Solicitation Document (which, subject as provided in the Consent Solicitation Document, are not subsequently revoked or withdrawn) before 2.00 pm on 1 February 2006 will be entitled to receive a fee payable in cash in an amount equal to 0.40% of the current nominal principal amount of their Existing Fixed Rate Bonds (the "Early Solicitation Fee"). The expiration date for Existing Fixed Rate Bondholders to submit completed voting instructions in order to vote at the meetings is 7 February 2006. Assuming the Proposals are approved, the Proposed Transaction is expected to close in early March 2006.

Effect on Existing Bondholders

Holders of Existing Fixed Rate Bonds will receive New Fixed Rate Bonds with a compensating increase in nominal value of approximately £90 million, calculated at the yield to maturity commensurate with the relevant class of Existing Fixed Rate Bonds, and with new coupons which are expected to be higher than the current market for similarly rated securities. Holders of Existing Fixed Rate Bonds will also enjoy significant improvements in their credit metrics as compared to the original issuance in 2001 and the tap issue in 2003. In addition, by receiving New Fixed Rate Bonds at an increased nominal value, calculated at current market rates, in the new BL Superstores Finance PLC structure, holders of Existing Fixed Rate Bonds will gain security for the current mark-to-market premium as well as the potential for increased market liquidity.

A significant benefit to holders of Existing Fixed Rate Bonds is the multiple-notch credit rating upgrades expected to be achieved by moving the strongly performing superstore portfolio onto a traditional CMBS structure de-linked from Sainsbury's corporate credit rating.

The Class A1 and B1 Existing Floating Rate Bonds will be redeemed at par on the interest payment date falling due in April 2006. The Class M1, C1 and D1 Existing Floating Rate Bonds will be issued at current market levels, of which £52 million will represent new incremental debt.

Benefits for Existing Fixed Rate Bondholders

The Proposed Transaction offers a number of benefits to the Existing Fixed Rate Bondholders including:

- the switch to a structure that is de-linked from Sainsbury's rating, together with a number of other related structural changes, will enable the New Fixed Rate Bonds to achieve ratings higher than those that currently apply to the Existing Fixed Rate Bonds. As an incentive to Existing Fixed Rate Bondholders to vote in favour of the

Proposals, the New Fixed Rate Bonds will be issued at a discount to where comparable issues with similar ratings are trading as at today's date;

- the switch from a Sainsbury's linked deal to a traditional CMBS structure will unlock significant value and is also likely to result in some or all of the New Fixed Rate Bonds having less volatility than the Existing Fixed Rate Bonds;
- the issuance of the M1 New Floating Rate Bonds subordinate to the A2 New Fixed Rate Bonds and the C1 and D1 New Floating Rate Bonds subordinate to the B2 and B3 New Fixed Rate Bonds respectively will improve the credit metrics of the New Fixed Rate Bonds when compared with the Existing Fixed Rate Bonds and contribute to the achievement by the New Fixed Rate Bonds of higher ratings than the Existing Fixed Rate Bonds;
- the New Fixed Rate Bonds will benefit from a less complex structure than the Existing Fixed Rate Bonds;
- by receiving New Fixed Rate Bonds of an increased nominal amount, calculated at current market rates, Existing Fixed Rate Bondholders will obtain security over the premium to nominal value at which the Existing Fixed Rate Bonds are currently trading;
- the liquidity facility in respect of the New Bonds will increase in size and will provide cover in respect of interest and scheduled principal on all classes of the New Fixed Rate Bonds (subject to certain restrictions on principal payments and other agreed limits). The liquidity facility is not currently available to holders of Class B2 Existing Fixed Rate Bonds and Class B3 Existing Fixed Rate Bonds; and
- market liquidity for the New Fixed Rate Bonds is expected to increase slightly as a result of the increase in the aggregate issue size, with the total value of outstanding New Fixed Rate Bonds in issue increasing by approximately 20% above the total value of the Existing Fixed Rate Bonds currently in issue.

A Special Committee of the Association of British Insurers, representing approximately 34% of the principal amount outstanding of the Existing Fixed Rate Bonds, has considered the proposals. The members of the Special Committee have indicated that they find the proposals acceptable, that they intend to vote in favour of the Proposals in respect of their holdings and that they will be inviting other ABI members to consider a similar course of action.

Effect on British Land

Under the Proposed Transaction, British Land will be raising approximately £750 million of financing secured on the BLSSP portfolio in a simplified structure with improved covenants and sufficient operational flexibility to address its business needs going forward. As part of this refinancing, British Land will be raising £52 million of additional funding.

British Land will incur a pre-tax exceptional charge of approximately £104 million,[(4)] mainly due to the difference between the redemption value and book/nominal value of its existing debt. However, the Proposed Transaction is expected to result in a recurring annual positive impact on pre-tax profits of approximately £7 million (£5 million after tax). The Proposed Transaction is expected to reduce the weighted average cost of all debt secured on the portfolio from the current 6.75% to approximately 4.93% and reduce British Land's ongoing headline cost of debt overall on a pro forma basis from 5.87% to approximately 5.70%.

The impact of the exceptional charge will be to reduce adjusted net asset value[5] ("NAV") by £73 million, equivalent to 14 pence per fully diluted share and 1% of British Land's fully diluted adjusted NAV per share as at 30 September 2005. However, there will be virtually no effect on British Land's NNNAV, "triple net" asset value, that is, broadly, adjusted net asset value ("NAV") less the post-tax mark to market of debt and derivatives and less contingent capital gains tax.

The Proposed Transaction, which is subject to the approval of holders of each class of the Existing Fixed Rate Bonds, is expected to close in early March 2006.

Notes:

(4) The exceptional charge includes an amount relating to the Early Solicitation Fee, which is assumed to be payable to all Existing Fixed Rate Bondholders, though the actual amount will depend on the number of such bondholders submitting their voting instructions in the required form on or prior to 1 February 2006.

(5) Adjusted net asset value per diluted share as at 30 September 2005 of 1,256 pence, stated after adding back the £132 million capital allowance effects of IAS 12; the £73 million surplus on development and trading properties; the £990 million contingent taxes on revaluation gains (net of goodwill); and the £63 million fair value adjustments for debt and related derivatives (net of deferred tax).

Indicative terms of the Proposals

Under the Proposals, the yield at which the Existing Fixed Rate Bonds will be redeemed will be equal to the sum of the relevant Benchmark Reference Security Yield on the Pricing Date and the applicable fixed spread as stated in the table, expressed on an annual 30/360 day count basis, compounded quarterly. Subject to certain exceptions, the redemption price will be settled by delivery to the holders of New Fixed Rate Bonds at a discount to the current market price for similarly rated securities.

Indicative terms of the Proposals to Existing Fixed Rate Bondholders based on yields on 16 January 2006 are summarised in the table below.

Class	Existing Nominal	Existing Coupon	Final Maturity	Benchmark Reference Security	Redemption Spread	New Nominal (6)	New Issue Spread	New Coupon (6)
A2	£209m	6.453%	2028	UKT 4 3/4's of 2020	52 bps	£258m	46 bps	4.439%
B2	£209m	6.994%	2028	UKT 4 3/4's of 2020	137 bps	£243m	117 bps	5.141%
B3	£41m	7.239%	2028	UKT 5's of 2025	177 bps	£48m	157 bps	5.462%
	£459m	**6.769%** (7)				**£549m**	87 bps	4.840%

(6) Illustrative pro forma based on market pricing at the close of business on 16 January 2006. Final pricing will be determined by reference to yields on the relevant Benchmark Reference Securities on the Pricing Date. Existing Fixed Rate Bondholders will also receive accrued interest payable and the Early Solicitation Fee (as applicable) in cash.

(7) Average cost of debt weighted by nominal value.

Important notice

The contents of this press release, which have been prepared by and are the sole responsibility of British Land, have been approved by Morgan Stanley & Co. International Limited ("Morgan Stanley") solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. Morgan Stanley, together with The Royal Bank of Scotland plc ("RBS"), are acting for Werretown Supermarkets Securitisations plc, British Land and BL Superstores Finance PLC in connection with the Proposed Transaction and no one else, and will not be responsible to anyone other than Werretown Supermarkets Securitisations plc, British Land and BL Superstores Finance PLC for providing the protections offered to clients of Morgan Stanley and/or RBS nor for providing advice in relation to the Proposed Transaction. The address of Morgan Stanley is 25 Cabot Square, Canary Wharf, London E14 4QA.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities of BL Superstores Finance PLC. Nothing in this press release constitutes advice on the merits of buying or selling a particular investment or exercising any right conferred by the securities described herein. Any investment decision as to any purchase of securities referred to herein must be made solely on the basis of information contained in the final form of the Offering Circular of BL Superstores Finance PLC and no reliance may be placed on the completeness or accuracy of the information contained in this press release.

Securities are not suitable for everyone. The value of securities can go down as well as up. You should not deal in securities unless you understand their nature and the extent of your exposure to risk. You should be satisfied that they are suitable for you in the light of your circumstances and financial position. If you are in any doubt you should consult an appropriately qualified financial advisor.

Notes to editors:

The BLSSP portfolio consists of 35 superstores located throughout England and Wales. 25 of the stores are classified as out-of-town/edge-of-town/suburban, and 10 are classified as town or district centre.

The current portfolio value, as of 30 September 2005, is £1,128 million, with passing rent of £56.4 million; however, there are a number of rent reviews currently under negotiation, expected to be settled before the closing of the transaction. The current stabilised rent is £59.1 million.

British Land first securitised the BLSSP portfolio in 2001 and subsequently tapped the transaction in 2003, both through issues by Werretown Supermarkets Securitisations PLC.

Morgan Stanley & Co. International Limited and The Royal Bank of Scotland plc are acting as Solicitation Agents and Joint Lead Managers and Joint Bookrunners in connection with the Proposed Transaction.

The British Land Company PLC

25 May 2005

SEC MAIL PROCESSING
RECEIVED
OCT 10 2006
WASH. D.C. 213 SECTION

THE BRITISH LAND COMPANY PLC

PRELIMINARY ANNOUNCEMENT
RESULTS FOR THE YEAR ENDED 31 MARCH 2005

- **Net asset value** per share* **up 15.0%** to **1111 pence** (2004: 966 pence). Without the exceptional charge of £180 million relating to the refinance of Broadgate and the removal of stamp duty exemption for disadvantaged areas, net asset value would have risen by **20.8%**.

- **Underlying profit before tax up 17.0%** to **£174.8 million** (2004: £149.4 million) before gains on asset disposals of £27.0 million (2004: £36.6 million) and the exceptional charge.
  Profit before tax and exceptional item £201.8 million (2004: £186.0 million); after exceptional charge, profit before tax £21.8 million (2004: £186.0 million).

- **Underlying earnings per share* up 9.9%** to **34.3 pence** (2004: 31.2 pence) before gains on asset disposals and the exceptional charge; unadjusted diluted earnings per share 11.3 pence (2004: 34.5 pence).

- **Total return** (adjusted diluted net asset value per share growth plus dividend) for the year **22.4%** before the exceptional charge and stamp duty change; **16.6%** including the exceptional and stamp duty.

- **Final dividend up 8.2%** to **10.9 pence** per share.
  Total distribution for the year **up 8.3%** to **15.7 pence** (2004: 14.5 pence).

- **Net rents+ increased** by **9.3%** to **£571.8 million** (2004: £523.0 million).

- **Portfolio valuation increased 6.5%** to **£12.5 billion,** including retail warehouses up 13.7%. This increase is **8%** excluding the stamp duty change.

Quarterly reporting: will be introduced from December 2005.

New Valuers: Knight Frank appointed from September 2005.

Pillar Property PLC: recommended offer for Pillar Property – see next page.

All figures include British Land's share of joint ventures unless stated otherwise.

* adjusted to exclude the capital allowance effects of FRS19 and, in calculating NAV, to include the external valuation surplus on development and trading properties and, in calculating the number of shares, diluted for all potential share issues including, where relevant, the potential conversion of the Convertible Bonds (Notes 8, 19)

+ (Note 2)

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

Press Release

Pillar Property PLC: On 23 May 2005 British Land and Pillar announced the recommended acquisition by British Land of Pillar for a total consideration of approximately £811 million; the terms are set out in the press release issued on 23 May.

Pillar is a leading property fund manager; it owns (directly and indirectly) approximately £1.3 billion of top quality property and has a portfolio under management of £3.3 billion. The principal benefits of the transaction include:

- unique opportunity to access a portfolio of this size and quality, principally in out of town retail parks, which are expected to offer the most attractive continuing fundamental growth in the retail sector

- attractive Fund Management business creating an additional and growing revenue stream. Additionally, Fund expertise adds to British Land's strategic options within its existing portfolio

- highly regarded management team; known for intensive asset management, performance orientation and customer focus.

Commenting on the acquisition, Stephen Hester, Chief Executive of British Land, said:

"The acquisition of Pillar provides British Land with an attractive opportunity to accelerate our stated strategy. We are reshaping the portfolio towards growth assets and intensifying property asset management activity. By adding over £3 billion of fund assets under management a valuable new avenue of income growth also opens up."

STATEMENT BY THE CHAIRMAN, JOHN RITBLAT

British Land has had a thoroughly good year. In attracting major new tenants to occupy our new developments in the City of London our properties have passed the acid test. We have raised funds of £3.1 billion including a record financing in excess of £2 billion on Broadgate, and we spent £1.3 billion. In November 2004 we were delighted to welcome Stephen Hester as our new Chief Executive.

Results

Our financial results revealed profits – pre-tax, pre-exceptional – exceeding £200 million for the first time ever. We took a £180 million (24p per share net of tax) exceptional charge in respect of the Broadgate refinancing, and suffered a reduction (32p per share) in net assets as a consequence of the arbitrary removal of the Stamp Duty exemption for disadvantaged areas but, even so, we made a 15% increase in net assets per share, which rose 145p to 1111p on an adjusted diluted basis.

The total return was 22.4% before the exceptional charge and the loss of Stamp Duty exemption, and still 16.6% after.

The final dividend is up 8.2% to 10.9p per share, making a distribution of 15.7p for the year.

British Land's Approach

We strive to buy or construct buildings to match what tenants need and want, not just now but in the future. In today's market they are much better informed and more selective than was the case when property was a scarce commodity. Energy efficiency, the quality of life and amenities for occupiers, and the impact on local communities, all must pass muster. Buildings also need to be capable of being kept up-to-date by easy adaptation as technology evolves ever further. This is not a short-term business.

British Land selects its portfolio to encourage tenants to take long leases in our high quality, well located buildings. Property offering these advantages is a good investment for our shareholders and will grow in value over time as it produces increasing income.

Property Market and Regulations

There may be some disillusionment among private investors with equities, but that makes the prospect of REITs (Real Estate Investment Trusts) even more significant. These Trusts will enable investors to put their funds into those property companies which convert to REIT status without, as at present, being taxed twice, at both the corporate and personal levels. This is not to suggest of course that investors should be beguiled by the blandishments of tax benefits over the merits of the underlying assets. The foundation of the portfolio for our investors is always the prospects and quality of our buildings.

The enactment, when the Government has ended its consultation process, of considered legislation on REITs will signify real progress. We are pleased that the interests of all property companies are being represented by Lucinda Bell, our own Head of Tax and Accounting.

I have every confidence in the current property market, but I must still stress the skills, instincts and sometimes courage that are required to achieve good returns. A successful equity fund manager may make good picks, but does not manage the companies selected. A successful property entrepreneur also has to make good picks, but additionally has to apply creative managerial and asset management skills, coupled with awareness of emerging trends to maximise returns. The results can be only too obvious: there is nowhere to hide.

The extra managerial dimension required is nowhere more evident than in the testing aspects of new development of property, where the gap between success and failure, often the result of idiosyncrasies of personal judgments, can have such severe economic consequences.

Many factors can influence the judgments, and the resulting success or failure is all too apparent. See-through clothing may be revealing, but a see-through building is a disaster!

The risks are very real, and a constant reminder to those of us who devote our lives to property that often we are exposed to changes in the business environment over which we have no control. It is therefore salutary that one change sought by some tenants – destroying upward only rent reviews – was resisted by the Government after it had considered the facts. Of course there should be choices offered to tenants, and the movement towards shorter lease terms and thus fewer rent reviews has accommodated this choice. That's what a free market is about.

Many tenants insist on long leases even with reviews. They are aware that long-term security, often coupled with extracting substantial cash from lease-back arrangements, can fully justify an upward only rent review clause, and may well be preferable as a better economic bet on market forces. Tenants currently exercising this preference include some with considerably greater financial muscle than their poor landlords!

Tenants and landlords have common commercial interests, and work together to achieve their separate objectives. British Land has made the use of joint ventures and leasebacks a particular feature of its business. By co-operating with partners it has been possible to obtain the benefits of extending assets under management to £14 billion, well above our own assets of £12.5 billion. And property owners risking capital have to work together – they are often neighbours – and communities gain from major redevelopment schemes carried out jointly.

Financial Resources

A major property business takes a lot of financing and as I have always said, half of our business is simply about money. Though the assets, our buildings, are highly visible counters, the liabilities demand almost as much attention. Since we launched the first securitisation by a British property company in 1996 we have raised over £5.3 billion through this route, refining techniques and reducing costs to provide a range of maturities. The maintenance of adequate financial resource remains a key focus of our business, with managed and structured gearing providing an important method of extracting superior returns from our portfolio of quality. Yields may appear lower – but not the long-term prospects for gain and total return.

In reality and in real estate there are no short cuts to sustained growth. Major property decisions to buy, sell or develop, and related financial decisions, have to stand the tests of time. Though instant uplifts are nice, it is the long-term projects that bring greater rewards for shareholders and at lower risk.

Warmest thanks to Lord Burns, who leaves the Board on 30th September 2005. He has been a highly valued non-executive director since 2000, and chairman of our Audit Committee. We wish him every success in his new appointment at Marks & Spencer plc.

We are most grateful to Atisreal whose 20 years' exemplary professional service as valuers to the Group has now concluded.

Shareholders have been well served in the past year by our staff at Head Office, Meadowhall, Broadgate and elsewhere. My warm thanks go to our entire team, including management and my colleagues on the Board, for their sustained and cohesive efforts in all aspects of our business.

STATEMENT BY THE CHIEF EXECUTIVE, STEPHEN HESTER

It is my pleasure to write this having enjoyed an active first six months at British Land. The Company, its people and its assets are everything I was expecting and I am greatly optimistic for British Land's future.

Strategy

As this is my first letter it makes sense to update you on British Land's strategy, characteristics and the evolution we are now embarked upon.

British Land has long been about growth, quality and security in its chosen markets – and brings to this focus an entrepreneurial spirit, a willingness to change and to embrace opportunity. These tenets are grounded on a deep understanding of both property and financial risk. British Land fully appreciates the value of firm foundations to the portfolio and the Company's role as a safe investment vehicle for its shareholders, but one which nevertheless delivers superior bottom line performance. The Company has a strong bias to high quality real estate for its core, a portfolio feature that can often be undervalued in bull markets but is essential in less certain times.

And I should add to these core themes, three business principles. At all times, cliché though it may be, the primary mission is to deliver superior shareholder value; we need to be unafraid of radical change but equally happy to sit on our hands where that is the wisest course – without being misled by temporary market fads. We must stay true to medium and longer term value trends; especially as many real estate decisions are made with at least five to ten years' progression in mind.

Companies which do not maintain a clear focus on where and why they will be good at what they are doing can come unstuck, which of course is a lesson well rehearsed in other sectors. That is not the same as saying a company can only do one thing, or can never nurture new initiatives – far from it – but it does encourage an important strategic discipline.

Finally, I believe in staying at the forefront of investor friendly behaviour; in disclosure and transparency; in straight talking and in open listening. British Land has already distinguished itself in this respect and we plan to take a further step by introducing quarterly reporting at the end of 2005 along with the early introduction in this Annual Report of new and fuller "Operating and Financial Review" reporting.

Business Results

Turning to our business results for 2004/5, British Land delivered a total return of 22.4% (underlying) which even after charges for Broadgate refinancing and stamp duty increases was still 16.6%. These attractive returns maintain our successful record relative to our major competitors.

Portfolio activity was high, as the Company showed its distinctive ability to add value through purchases, sales, partnerships and developments. These skills will remain important to complement organic growth in our long-term cash flows.

During the year we took full advantage of many opportunities to improve our assets. The misfortunes of Allders became the route to installing Debenhams at the Queensmere Shopping Centre, Slough, at the Peacocks Centre, Woking and at the Eastgate Centre, Basildon. British Land also bought the Allders store at Clapham and leased it to Debenhams. Additionally a range of other retail, office and leisure assets have been acquired, strengthening the portfolio in sectors where the Company's managers have a proven record of adding value.

Nearly all the portfolio enjoys high occupancy, is of prime quality, with excellent covenants on long leases. In turn the bias to quality allows room for greater adventurousness in trading or development as well as in financial leverage. British Land is intrinsically low risk, and its

properties are therefore able to support gearing through debt on fine terms. We thereby improve shareholder returns at modest total risk compared to the less visible but very real challenges that too much secondary property can bring.

The Future

Our portfolio is well positioned for the next few years – though we will continue to actively reshape it. 55% is in top quality retail property, dominated by out-of-town assets benefiting from long-term fundamental growth trends that will endure a more challenging retail climate. This is complemented by our prominent and prime exposure to the London office cycle with both investments and future developments and is well protected against the downside of short leases or of secondary buildings or of unpromising locations.

On management matters, we are focused on adding to our capacity for pro-active asset management and strong customer orientation. We also have introduced a regular, disciplined and dispassionate assessment of our assets. Each asset in the portfolio has to be established as having good prospects for the future or we will lessen our capital exposure to it over time.

As to the prospects for our industry, it is encouraging that rents appear to be affordable in most sectors of the economy. The yield shift that has occurred is supported by the fundamentals, particularly in comparison to alternative asset classes and we see some more to come. Investors know that the risks and returns of property offer a favourable mix. So investor demand for property has been exceeding supply as a process of reweighting takes place, and the prospective establishment of REITs seems likely to support this trend. However, it is important to note that we will continue to manage our business on the bedrock of our properties and their cash flows – not for the ebbs and flows of transaction pricing and activity.

To achieve the changes we target, and to continue to make our shareholders' money, one resource remains particularly crucial – our people. The talents and experience of British Land's management are well recognised and it is our prime responsibility to retain, develop and renew our team. This we are doing. I would like to thank my new colleagues at British Land for all their efforts in 2004/5 and their results in which we can have some pride. But I should also thank them especially for a warm welcome and a fine inheritance!

FINANCIAL HIGHLIGHTS

Profit and Loss Account	Year ended 31 March 2005	Year ended 31 March 2004
Net rental income	**£571.8m**	£523.0m
Net rental income (Group)	**£504.3m**	£450.3m
Net interest payable	**£352.0m**	£336.2m
Profit on property trading and disposal of fixed assets	**£27.0m**	£36.6m
Underlying profit before taxation[1]	**£174.8m**	£149.4m
Exceptional item[2]	**£(180.0)m**	
Pre-exceptional profit before taxation[2]	**£201.8m**	£186.0m
Profit before taxation	**£21.8m**	£186.0m
Pre-exceptional tax charge	**£17.1m**	£14.5m
Tax (credit)/charge	**£(36.9)m**	£14.5m
Earnings per share:		
Underlying adjusted diluted[1,4,5]	**34.3 pence**	31.2 pence
Pre-exceptional adjusted diluted[2,4,5]	**38.9 pence**	36.3 pence
Diluted[5]	**11.3 pence**	34.5 pence
Dividend per share	**15.7 pence**	14.5 pence

Balance Sheet	31 March 2005	31 March 2004
Total properties[3]	**£12,506.9m**	£10,639.4m
Adjusted net assets[4]	**£5,793.2m**	£4,877.3m
Net assets	**£5,579.3m**	£4,669.4m
Adjusted diluted net assets[4,5]	**£5,823.6m**	£5,035.4m
Diluted net assets[5]	**£5,693.4m**	£4,922.5m
Adjusted diluted net asset value per share[4,5]	**1111 pence**	966 pence
Diluted net asset value per share[5]	**1087 pence**	944 pence
Group:		
Net debt	**£6,040.6m**	£4,866.8m
Loan to value (debt / property & investments)	**50%**	48%

Total Return (adjusted diluted net asset value per share growth plus dividend) for the year **22.4%** before the exceptional item and the removal of stamp duty exemption for disadvantaged areas, 16.6% including the exceptional item and full stamp duty.

All figures in this preliminary announcement include British Land's share of joint ventures unless stated otherwise.

[1] excludes profits on asset disposals and exceptional item (Note 2 for underlying profit before tax)
[2] exceptional charge of £180 million relating to the refinance of Broadgate (Note 5)
[3] pre adjustments for lease incentive and minimum guaranteed rent review debtors (Note 9) and does not include the investment in Canary Wharf through Songbird Estates plc
[4] adjusted to exclude the capital allowance effects of FRS 19 and, in calculating NAV, to include the external valuation surplus on development and trading properties (Note 19 for net assets)
[5] diluted for all potential share issues (including, at March 2004, for the potential conversion of the Convertible Bonds, which were converted in July 2004) (Notes 8, 19)

PORTFOLIO HIGHLIGHTS

Valuation by Use	Total £m	Portfolio %	Uplift[2] %	% Uplift[2] pre-stamp[3]
Retail				
Shopping centres	2,431.0	19.4	4.8	7.7
Superstores	1,548.8	12.4	4.2	5.4
Retail warehouses	1,678.0	13.4	13.7	16.1
High street	1,196.7	9.6	9.1	10.8
Development	24.4	0.2	2.2	6.6
All retail	**6,878.9**	**55.0**	**7.4**	**9.6**
Offices				
City	3,671.1	29.4	6.3	6.3
West End	652.1	5.2	4.5	7.8
Business parks & Provincial	248.8	2.0	3.1	3.3
Development	277.3	2.2	0.9	1.4
All offices	**4,849.3**	**38.8**	**5.6**	**6.1**
Industrial and distribution	205.5	1.6	6.4	7.7
Residential	292.1	2.3	-0.2	-0.2
Leisure	262.8	2.1	10.2	10.8
Other development	18.3	0.2	2.2	2.2
Total	**12,506.9**[1]	**100**	**6.5**	**8.0**

[1] British Land's **share of joint venture properties is £1,353 million**

[2] including valuation movement in developments, purchases and capital expenditure, and excluding sales

[3] excluding the effect of removal of stamp duty exemption for disadvantaged areas

Current Reversions (excluding developments)	Annualised Net Rents £m	Reversionary Income* (5 years) £m	Current yield %	Reversionary yield (5 years) %
Retail				
Shopping centres	128.9	14.6	5.3	5.9
Superstores	85.0	2.1	5.5	5.6
Retail warehouses	77.5	15.5	4.6	5.5
High street	62.9	7.8	5.3	5.9
All retail	**354.3**	**40.0**	**5.2**	**5.8**
Offices				
City	178.2	55.9	4.9	6.4
West End	34.0	3.3	5.2	5.7
Business parks & Provincial	18.8	-0.2	7.6	7.5
All offices	**231.0**	**59.0**	**5.1**	**6.3**
Industrial and distribution	10.5	2.5	5.1	6.3
Residential	14.6	0.1	5.0	5.0
Leisure	15.2	1.9	5.8	6.5
Total	**625.6**	**103.5**[+]	**5.1**	**6.0**

* includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at current estimated rental value (as determined by external valuers)

[+] £66.9 million contracted under expiry of rent free periods and minimum rental increases

Long Lease Profile (excluding residential* & developments)	**Weighted average lease term, years** to expiry	to first break	**Vacancy rate** %
Retail			
Shopping centres	15.3	14.8	3.2
Superstores	21.8	21.8	0
Retail warehouses	16.2	16.0	1.5
High street	27.2	25.6	0.6
All retail	**19.0**	**18.5**	**1.8**
Offices			
City	14.0	11.9	6.8
West End	12.1	9.8	1.0
Business parks & Provincial	12.2	8.4	2.9
All offices	**13.6**	**11.4**	**5.7**
Industrial and distribution	14.7	12.9	19.1
Leisure	34.0	33.7	1.0
Total	**17.1**	**15.9**	**3.5**

includes 100% joint ventures
* predominantly let on short leases

Security of Income (from 31 March 2005)	**% of income remaining at:** expiry	first break
5 years	93.1	87.0
10 years	79.2	69.8
15 years	55.5	49.6

includes 100% joint ventures
assumes no re-letting after first break or expiry

Tenant Risk Profile: 88% of current rental income is rated negligible, low and low/medium risk, by IPD using Experian Stress Score

Development Programme

		Net Area sq m	Rent (est) pa	Construction cost	Cost to Complete
Completed	Total	104,290	£42.5m	£309.7m	
	British Land Share		£41.5m	£305.2m	
Committed	**Total**	**159,430**	**£33.9m**	**£292.9m**	**£232.6m**
	British Land Share		£31.3m	£274.1m	£217.5m
Development prospects	Total	485,760	£152.6m	£1,357.3m	£1,330.4m
	British Land Share		£151.1m	£1,348.1m	£1,321.3m

OPERATING AND FINANCIAL REVIEW

Highlights of the Year to 31 March 2005

Net Asset Value per share[1] increased by 15.0% to 1111 pence, up 20.8% underlying[3,4]

Underlying Profit before tax up 17.0% to £174.8 million[2,3]

Underlying Earnings per share[1] up 9.9% to 34.3 pence[2,3]

Introduction

British Land has delivered to shareholders exceptional growth and value creation over the year reviewed herein. This stems from the combination of an outstanding portfolio of prime assets and the successful application of intense management activity in leasing, development, asset management and financing.

At the same time, British Land is positioning itself clearly and actively for future success. Our new Chief Executive has led a review of strategy, output of which is being implemented. The portfolio mix is moving to underpin future growth and a significant refinancing has reduced costs and increased flexibility moving forward.

The investment property market has remained strong with growth based on robust fundamentals relative to other asset classes. This looks set to continue, albeit perhaps at a slower pace overall.

Objectives

British Land's primary objective is to produce superior, sustained and secure long term shareholder returns from management of our chosen real estate activities and their financing.

The bedrock of our strategy is:

- to focus on areas of competitive advantage
- a bias to high quality assets, with long lease profiles and favourable demand and supply characteristics, complemented by an efficient capital structure
- a distinctive ability to add value through purchases, disposals and partnerships
- excellent integrated risk management skills – blending leasing, development, asset and liability risk into a single attractive and secure growth proposition for shareholders
- superior long-term income/cash flow growth
- a confident, entrepreneurial and, where justified, contrarian culture.

How British Land will Evolve

We plan to develop further:

- the intensity of our asset management activities, with increasing focus on our customers
- the disciplined process of regular review of our assets' prospective performance, as individual properties and the portfolio composition, making changes as appropriate
- our human capital, managing change and renewal, while maintaining focus on performance for shareholders
- the company's positioning at the forefront of investor friendly behaviour

and so to build on our strong record of value creation for shareholders.

[1] adjusted, diluted (Notes 8, 19)
[2] excludes profits on asset disposals (Note 2 for underlying profit before tax)
[3] before exceptional charge of £180m relating to refinance of Broadgate (net of tax where relevant) (Note 5)
[4] without the removal of stamp duty exemption for disadvantaged areas

Activity During the Year

2004/5 has been a year of intense and fruitful activity.

Acquisitions and Disposals

We have made a significant net investment this year reflecting our portfolio management priorities as well as confidence in market fundamentals. Several attractive opportunities became available to us, assisted by our strong market and tenant relationships, and where our financial capacity and ability to execute complex property transactions played a major part. Despite the short period of ownership, these purchases have already produced an aggregate 7% increase in value over purchase price.

A key feature of these acquisitions was the negotiation of **minimum rent increases** for at least 20 years on £732 million of purchases. As a result, across the entire portfolio, minimum guaranteed income uplifts now apply at the next rent review to property of some £1.6 billion, 13% of the total portfolio, underpinning rental growth and providing certainty of rising income. This includes over £950 million of retail and leisure property, where such uplifts may be of increasing importance should consumer sales result in slower rental growth in these sectors.

Purchases £1,361m – *already making money*	**Price £m**	**Uplift in Value %**
Group		
24 Debenhams stores	516	5.7
Queensmere & Observatory Shopping Centres	192	1.6
65 freehold pubs	174	7.3
6 Homebase stores and Crawley, Sainsburys	102	3.6
Investment in Canary Wharf	97	44.2
471 residential units	71	2.3
Other	17	11.0
	1,169	8.2
Joint Ventures		
4 retail parks and 1 industrial estate	122	2.9
7 interests at East Kilbride and Aberdeen	70	(1.2)
	192	1.4
Total	**1,361**[1]	**7.2**[2]

[1] Group and 100% of JVs (including our 50% share of JVs, £1,234 million purchases completed in the year)
[2] valuation uplift on purchase price

The 24 **Debenhams department stores** were bought for £516 million and leased for a minimum of 30 years at an initial yield of 5.6%. The leases have been structured with rent increasing by a minimum of 2.5% per annum, with a review in March 2019 and five yearly thereafter to market rent if higher. There are opportunities, with tenant agreement, to remodel stores and enhance value.

Queensmere and Observatory Shopping Centres in Slough were bought for £192 million. The initial yield is 6.0%. The zone A equivalent rents are relatively low and we believe there is considerable scope for improving these assets; a masterplanning exercise is in hand.

The **65 pubs** were purchased from the Spirit Group for £174 million, an initial yield of 6.1%. The leases to Spirit are for 30 years with minimum annual rental uplifts of 2.5% per annum for 20 years, and with a landlord's option to revert to open market rents from year 15.

The **six Homebase stores** and an adjacent Sainsbury's store in Crawley were bought for £102 million at an overall initial yield of 4.75% with reversions to come. All these out of town Homebase stores share sites with a Sainsbury's food store and five have open A1 planning status.

The **Scottish Retail Property Limited Partnership** (a joint venture with Land Securities) acquired further adjoining malls at the East Kilbride Shopping Centre; these strategic purchases consolidated into the Partnership the ownership of the entire town centre scheme

and enable all the interconnecting malls to be managed by the Partnership as an integrated shopping destination. The Partnership also purchased additional ancillary interests at the Bon Accord and St Nicholas Centres, Aberdeen.

£97.1 million was invested in **Songbird Estates plc**, representing a 15.8% interest in the consortium which now owns 61.85% of Canary Wharf Group PLC. At the published 31 December 2004 values (adjusted for the change in stamp duty relief in March 2005) British Land's interest is supported by £486 million of underlying investment and development properties in Canary Wharf, financed through this leveraged vehicle.

After 31 March 2005, we acquired our joint venture partners' 50% share in the BL West companies, for £50 million plus repayment of the related £108 million bank loan. We now own the office properties at 1 and 10 Fleet Place, EC4.

Sales £344m – 8% *above valuation*	**Price £m**	**Gain £m**
Group		
Swiss Centre, Leicester Square	47	12
3 Somerfield supermarkets	13	1
33 residential units	8	-
7 properties (retail, offices and industrial)	18	1
	86	14
Joint Ventures		
100 New Bridge Street and Watling House	151	-
6 office properties	59	9
17 pubs	22	1
13 properties (residential, industrial)	26	2
	258	12
Total	**344**[1]	**26**[1,2]

[1] Group and 100% of JVs (including our 50% share of JVs, £215 million sales completed in the year)
[2] gross gain over latest year end valuation

The BL West joint venture sold the City office properties at 100 New Bridge Street and Watling House, Cannon Street, EC2, for £151 million; the offer was known at the time of the valuation and reflected in it.

The largest gain was on the Swiss Centre, Leicester Square, W1. We had relocated the Swiss Tourism office and put other tenants on break clauses, so creating a premium price for its development potential.

Adding Value to our Assets

We add value by a range of asset management and development initiatives, building on our quality assets and customer focus. The product of these endeavours typically is increased rents and new lettings.

New Lettings – *value creation*	**Number**	**Sq ft 000**	**Rent* £m**	**Increase in rent+ £m**
Retail warehouses	25	330	6.1	**3.4**
Shopping centres	138	226	9.9	**4.5**
High street	26	71	3.4	**2.3**
City offices	17	755	34.4	**32.9**
West End offices	19	113	4.0	**3.4**
Other	129	1,532	10.1	**7.8**
Total	**354**	**3,027**	**67.9**	**54.3**

including 100% of joint ventures
* total annual rent including rent free periods
+ above previous passing rent

In the year under review, including joint ventures:

- **354 new lettings and lease renewals**, covering 278,700 sq m (3 million sq ft) of property brought new rent of £67.9 million per annum, after expiry of rent free periods. These include letting all the available offices and most of the retail at Plantation Place, EC3 and concluding agreement with Willis to develop their new City headquarters;

- **226 rent reviews** were settled which have increased rent by over £12.7 million per annum, 7% above our external valuers' estimates at the valuation date preceding the rent review, and representing 4.6% per annum year on year growth over the five year review pattern;

- redevelopment of the **ILAC Shopping Centre, Dublin,** owned jointly with Irish Life Assurance, has commenced. This major upgrade will involve relocating certain tenants, remodelling units and extensive works to create new facilities and amenities for tenants and shoppers in what has become Dublin's premier retail destination. A return of 80% is projected on the cost of *60 million;*

- three **extensions** were completed at stores occupied by Tesco providing 1,630 sq m (17,500 sq ft) at a cost of £4.1 million. Initial additional rent is £300,000 per annum;

- the **surrender and re-letting** to Next of a unit in Beaumont Leys shopping centre, Leicester has been agreed. In addition to improving the tenant mix, the new rent of £22 per sq ft will significantly increase the rental values for the adjacent units, from the previous low level of £12-14 per sq ft. This is estimated to generate an increase in value after costs of some £2 million;

- we were in active dialogue with **Allders and Courts** and following their recent failures, we took the opportunity to negotiate the take back, remodelling, reletting and/or assignment of the eight stores in our portfolio, thereby improving tenant mix and increasing rents overall by an estimated £1.6 million per annum;

all examples of the many asset management projects each year which add value but are not widely reported.

Development Programme

The Group's development programme is based on opportunities created from or otherwise complementing the existing portfolio. Development returns can involve substantial, unmanageable market risk and our approach often favours building to customer specifications, by agreeing pre-lets. We commit to projects in controlled stages on the basis of the pre-lets or anticipated demand, adding value and quality assets to the portfolio and minimising income deficits, finance and other carrying costs.

Projects of 104,300 sq m (1.1 million sq ft) have completed on time and within budget. In a testing market we have achieved considerable letting success at these high quality office developments. At Plantation Place, EC3, the offices were fully let by November 2004 and the retail space is also now substantially let. Plantation Place South, EC3 is now being marketed.

We have committed to a further 159,400 sq m (1.7 million sq ft) of new projects, 75% of which are already pre-let.

Developments – *73% let*

	Sector	PC[1]	Sq ft 000	% Let by rent	Income Contracted £m
Completed projects					
Plantation Place	City office	Q2 2004	542	99	26.6
Plantation Place South	City office	Q3 2004	161	1	0.1
10 Exchange Square	City office	Q2 2004	164	46	3.2
Thatcham	Distribution	Q3 2004	256		
			1,123	**72**	**29.9**
Committed projects					
51 Lime Street	City office	Q4 2006/ Q1 2007	475	99	21.0
The York Building, W1	W/E office	Q4 2006	138		
Daventry (Plot E4 & C1)	Distribution	Q2/4 2005	1,050	100	2.5
Blythe Valley (Plot A1)	Business Park	Q4 2005	53		
			1,716	**75**	**23.5**
Total			**2,839**	**73**	**53.4**

[1] practical completion of construction, achieved or anticipated
Based on Group and 50% share of JVs (except areas which are at 100%)

At 51 Lime Street, **Willis Group** have contracted to take all the offices under a 25 year lease without breaks, take backs or put backs. In March 2005, we obtained a revised planning consent and have now started on site with a target to enable Willis to occupy in 2007.

The recent major pre-let of a 69,690 sq m (750,000 sq ft) distribution warehouse at the Daventry International Rail Freight Terminal on a 15 year lease to Tesco is in addition to the letting to Exel/Mothercare of 27,870 sq m (300,000 sq ft), and reinforces Daventry's position as a leading distribution location. Both developments have been contracted for forward sale on completion, at a significant surplus above cost.

Development prospects, as shown below, are those sites and properties where we have identified opportunities and are progressing with design, planning applications and site preparation for development projects. For example, at The Leadenhall Building a detailed planning consent has been obtained for a new 47 storey tower to provide 55,800 sq m (601,000 sq ft) of office accommodation; that is three times the floor space of the existing building.

Development prospects

Project	**Sector**	**Sq ft 000**	**Cost £m[1]**	**Planning**
201 Bishopsgate	City office	836	279	Revised submitted
The Leadenhall Building	City office	601	270	Detailed
Regent's Place	West End office/Residential	1,036	370	Osnaburgh submitted NEQ pending
Ludgate West	West End office	123	47	Detailed
Blythe Valley Park	Business Park	751	115	Outline/Detailed
New Century Park	Business Park /Distribution	657	88	Outline
Meadowhall Casino	Leisure	409	124	Pending
Theale	Residential	254	46	Submitted
Daventry (BLR)	Distribution	335	5	Outline
Redditch (BLG)	Distribution	227	4	Detailed
Total		**5,229**	**1,348**	

[1] estimated costs of construction excluding land and interest costs
Based on Group and 50% share of JVs (except areas which are at 100%)

We have planning permission for 58% of the development prospects for commercial properties which, if they were built at a total cost to the Group of £529 million and fully let, would add further rental income of some £60 million per annum at current market rental values. This does not include 201 Bishopsgate where we have an existing permission but are in the process of seeking a revised planning consent for 77,630 sq m (835,600 sq ft).

At current market rents, if all these development prospects were completed and let, they would add a further £151 million per annum to rental income.

Further details of our development projects are shown later in this report.

Financial Results, year to 31 March 2005

Our asset management, development and investment activity has contributed to a strong financial performance:

	March 2005	March 2004	% Increase
Revenue:			
Gross rental income	**£619.9m**	£565.6m	**9.6%**
Net rental income	**£571.8m**	£523.0m	**9.3%**
Underlying profit before tax[1]	**£174.8m**	£149.4m	**17.0%**
Underlying earnings per share[1,2]	**34.3p**	31.2p	**9.9%**
Dividends per share	**15.7p**	14.5p	**8.3%**
Capital Growth and Total Return:			
NAV per share[2]	**1111p**	966p	**15.0%**
Total return[3] per share	**161p**	122p	
Total return[3]	**16.6%**	14.1%	
Pre-exceptional total return[3,4]	**22.4%**	14.1%	

[1] excludes £180m exceptional charge relating to the refinance of Broadgate and profits on asset disposals (Notes 2, 5)
[2] adjusted, diluted (Notes 8, 19)
[3] growth in adjusted, diluted net asset value per share plus dividends per share
[4] excludes exceptional charge (Note 5) and the removal of stamp duty exemption for disadvantaged areas (£166m)

Our financial results are discussed below on the basis which includes our 50% share of joint ventures. Note 2 to the accounts shows pro-forma information in more detail.

Revenue returns:

Gross rental income for the year increased by 9.6% to £619.9 million. Net rental income, rose 9.3% to £571.8 million. The gross rents for the year were increased by £43 million due to the purchases and reduced by £10 million due to sales in the year. New lettings added £23 million.

Interest costs rose £15.8 million to £352 million (2004: £336.2 million) reflecting the cost of the acquisitions, the full year effect of acquiring our partners' share of BL Universal in November 2003, and the conversion into equity of the 6% £150 million Convertible Bond in July 2004. Net rents covered interest 1.6 times (2004: 1.5 times).

Our administrative expenses, which fell last year, have risen this year by £7.6 million to £51.2 million, due to increased staff and other costs following major acquisitions and key personnel recruitment. Our administration costs remain low at only 0.4% of the value of the portfolio, a competitive advantage we intend to maintain. These costs include all management and staff incentives charged at full fair value.

Broadgate was refinanced by a new £2.08 billion securitisation (details of which are set out later in this review) resulting in an exceptional accounting charge against pre-tax profits in the second half of the year of £180 million, mainly due to the difference between the redemption value and book value of the existing Broadgate debt. The effect on net asset value is a reduction of 24 pence per share after tax. The impact on British Land's NNNAV ("triple net" asset value), broadly the NAV if debt was valued at market rates and with deferred tax provided on unrealised capital gains, is a reduction of less than 3 pence per share.

Underlying profits before tax (excluding the exceptional charge and profits on asset disposals) were up by 17.0% to £174.8 million. Significant contributions to this increase were the additional rental income from new lettings and the interest saving following the redemption of the Convertible Bonds.

Profits on asset disposals amounted to £27.0 million, representing sales proceeds less sales costs and the relevant properties' valuation at March 2004. After the exceptional charge of £180 million, **profits before tax** were £21.8 million.

The **pre exceptional tax rate** this year is 8.5% (2004: 7.8%). This low rate arises principally through resolution of prior year items. The exceptional charge arising on the Broadgate refinancing has been used to relieve profits in the current year. The balance is being carried forward for use in 2006 and later years.

Earnings per share were also affected by the exceptional charge and are more comparable on an underlying, pre-exceptional basis:

Diluted earnings per share:	**March 2005**	March 2004	
Underlying[1]	**34.3 pence**	31.2 pence	+9.9%
Reported	**11.3 pence**	34.5 pence	-67.2%

[1] adjusted and excludes exceptional item and profits on asset disposals (Note 8)

Growth in the dividend is maintained again this year; a final dividend of 10.9 pence is proposed, making a total dividend for the year of 15.7 pence per share, up 8.3% on the year, covered 2.2x by the profits for the year after tax and before the exceptional item. This continues our policy of progressive dividend growth, delivered consistently for over 20 years.

Capital Growth and Total Return:

The effects of portfolio value growth and retained profits significantly **increased net assets** this year:

Adjusted diluted:	**March 2005**	March 2004	
Net assets[1]	**£5,823.6m**	£5,035.4m	+15.7%
Net assets per share[1]	**1111 pence**	966 pence	+15.0%

[1] Note 19

The underlying increase in the portfolio valuation was 8% before the re-imposition of stamp duty in disadvantaged areas, which reduced values by £166 million, or 32 pence per share, such that the valuation increase became 6.5%.

As we restrict the amount of equity financing the business, the capital growth attributable to shareholders is more than double the growth in the portfolio valuation.

Total returns to shareholders, the increase in net assets plus the dividend, grew significantly this year, both pre and post the exceptional charge and the impact of the re-imposition of stamp duty on disadvantaged areas:

Adjusted diluted:	**March 2005**	March 2004
Total return	**+16.6%**	+14.1%
Pre-exceptional and stamp duty	**+22.4%**	+14.1%

The performance in the year builds on our **strong record of value creation**, with total returns of 14.7% per annum and 12.6% per annum over the last three and five years, outperforming the average of our major peers by 48% and 31% over those periods. We have also generated shareholder returns above the average of our major peers and above the FTSE Real Estate Index over the three and five years.

Cash Flows

Net cash flow from operating activities has grown strongly reflecting growing rents and the effects of consolidating the former BL Universal JV for a full year. A reduced level of cash dividend received from JVs against the particularly high 2004 receipts and an extra interest payment due to the timing of the Broadgate refinancing have led to the £34 million reduction in pre investment and financing cash flows. Notwithstanding this reduction cash dividends paid during the year have been covered over 1.6 times. The increased investment and development cash flows in the year represent the Group's significant net investment in assets, these investments being principally financed by increased borrowings.

	March 2005 £m	March 2004 £m
Net cash flow from operating activities	462.2	381.4
Net cash flow after JV dividends, interest, tax and working capital movements	125.2	163.1
Net investment cash flows	(526.5)	(185.6)
Financing	440.0	136.5
Dividends	(76.6)	(67.0)

Strong Contracted Income Growth

Our cash flow is generated from the rental income profile of our portfolio. Annualised net rents, including our share of joint ventures, were £625.6 million at the year end. This income is generated from long leases to strong tenants, with a weighted average unexpired lease term of 15.9 years. The resulting cash flow is robust and long term: 69.8% (2004: 72.1%) of the current rent roll remains in place in ten years time, March 2015.

Income quality has been measured by IPD using the Experian Stress Score and shows 88% of our current rental income is receivable from tenants rated negligible, low and low/medium risk.

Strong growth in rental income is expected within the next five years from the existing portfolio and from the committed development programme. At current market rental values, without projecting any growth or inflation, this would add a further £134.8 million per annum. Some £90.4 million of this cash flow growth is already contracted as at March 2005, being £66.9 million from expiry of rent free periods and minimum rental uplifts, plus £23.5 million from pre-let agreements on developments. There is also further potential for income growth from the development prospects.

Rental growth - *£90.4m contracted*	**Total £m**	**of which contracted £m**
Annualised net rents, 31 March 2005	625.6	625.6
Reversion*, 5 years	103.5	66.9
Committed developments⁺	31.3	23.5
Development prospects⁺	151.1	
Total	911.5	**716.0**

* includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at ERV (as determined by external valuers)

⁺ to achieve income from developments the Group will incur construction and associated costs, which are not shown here – further details are set out in the Development Programme.

Portfolio Valuation, up 6.5% in the year (8% underlying)

Our portfolio focus is:

Retail 55% - with the emphasis on out of town, representing 68% of total retail
Offices 39% - 94% in Central London

The British Land property portfolio has increased in value by £1.87 billion over the year to March 2005 to £12.5 billion, £770 million from growth of 6.5% and the balance £1.1 billion from net additions to the portfolio.

The removal by the Chancellor of stamp duty relief applicable to properties in disadvantaged areas reduced the valuation of the British Land portfolio by £166 million, or 1.5%, at a stroke. If that additional potential cost of transactions had not been imposed, the underlying growth in the portfolio would have been 8%.

All commercial sectors improved in value this year. The tables below set out details of the valuation.

Valuation by Use	Total £m	Portfolio %	Uplift[2] %	Uplift[2] pre-stamp[3]
Retail				
Shopping centres	2,431.0	19.4	4.8	7.7
Superstores	1,548.8	12.4	4.2	5.4
Retail warehouses	1,678.0	13.4	13.7	16.1
High street	1,196.7	9.6	9.1	10.8
Development	24.4	0.2	2.2	6.6
All retail	**6,878.9**	**55.0**	7.4	9.6
Offices				
City	3,671.1	29.4	6.3	6.3
West End	652.1	5.2	4.5	7.8
Business parks & Provincial	248.8	2.0	3.1	3.3
Development	277.3	2.2	0.9	1.4
All offices	**4,849.3**	**38.8**	5.6	6.1
Industrial and distribution	205.5	1.6	6.4	7.7
Residential	292.1	2.3	-0.2	-0.2
Leisure	262.8	2.1	10.2	10.8
Other development	18.3	0.2	2.2	2.2
Total	**12,506.9**[1]	**100**	**6.5**	**8.0**

[1] includes British Land's **share of joint ventures at £1,353 million**
[2] including valuation movement in developments, purchases and capital expenditure, and excluding sales
[3] excluding the effect of removal of stamp duty exemption for disadvantaged areas

Further details of the principal investment properties are shown after this review.

Meadowhall Shopping Centre, Sheffield, was up £22 million, or 1.6%, after an adverse stamp duty change of some £59 million on this property alone. Activity continues apace at this prime shopping centre: examples include: taking back the Allders, Sainsbury's and part of Boots space for reconfiguration; letting alternative adjoining space to Boots; installing a mezzanine level in the 9,290 sq m (100,000 sq ft) ex-Sainsbury unit to create over 50% more space; then splitting the unit for reletting – all expected to result in a significant uplift in income.

Superstores rose by 4.2%, a little disappointing following the increase of 15.1% last year. We are making more good progress with rent reviews and expect further growth.

Retail warehouses performed well, up 13.7% this year, building on a rise of 15.1% last year.

Broadgate, our prime City of London office estate, has risen in value by £98 million, 3.6%, due to a small yield shift and expiry of rent free periods. The offices are well let with a low vacancy rate of only 2%. Broadgate is low rise and low density, with 372,000 sq m (4 million sq ft) on 12 hectares (30 acres), excluding the station; the plot ratio is only 3:1. We have started a masterplanning exercise looking into the long term future of the Estate, where we believe we can significantly increase the density.

Plantation Place is up 25.3%, which reflects the completion of the building and the successful letting of all the offices and substantially all the retail. (Plantation Place South is being marketed for letting.)

A small uplift was seen at Regent's Place; this property was hit by the stamp duty changes but benefited from a yield shift.

Our in town retail investments, shops, shopping centres and department stores, have increased in value overall by 9.5%.

Our investment in Songbird Estates plc has been independently valued at £140 million, an increase over the year of 44% on cost. This investment also includes a 'D' share which gives a prior return to British Land on the performance of the Canary Wharf retail assets.

Performance against IPD index

For several years the Group has used Investment Property Databank ('IPD') to provide independent benchmarking of property returns as one tool in assessing portfolio performance. The statistics below show the ungeared total property returns of the Group, including our share of joint venture properties and excluding overseas properties, in comparison to the index of fund performance.

Ungeared Returns: Year to March 2005	British Land %	IPD[1] %	Relative %
All retail	**13.8**	**18.4**	**-3.9**
Retail warehouses	20.2	22.0	-1.4
Shopping centres	9.1	14.8	-5.0
High street	13.8	19.2	-4.6
All offices	**11.3**	**14.8**	**-3.0**
City	11.7	12.9	-1.1
West End	9.8	17.9	-6.8
Total portfolio	**12.6**	**16.9**	**-3.7**
Of which Stamp Duty change	**-1.5**	**-0.5[2]**	**-1.0**

[1] IPD December Universe (extrapolated to March 2005) unfrozen
[2] IPD estimate based on monthly index in March 2005

British Land's leveraged total returns outperformed the index at **22.4%** on an pre-exceptional basis and were similar at **16.6%** on a headline basis. However, at the ungeared level there was a shortfall versus the index of 2.7% after adjusting for stamp duty changes.

In considering the shortfall it is important to note that we target absolute risk adjusted total return and are not an index tracker. We do not mirror the composition of the benchmark assets; indeed we select concentrations of assets significantly different from the benchmark. This will give rise to volatility in relative returns in any given period.

The principal reason for the difference in 2004/5 performance when measured against IPD is that the IPD benchmark portfolio has a greater mix of secondary assets than British Land. Secondary property, not forming a significant part of the British Land portfolio, has performed particularly well in the year as investors have had to search for acquisitions in a competitive market and the risk factors normally associated with secondary property have been discounted. Approximately 4.3% of the IPD benchmark total return is accounted for by the

additional yield shift on secondary properties. British Land's higher weighting in prime City offices has also tended to lower its comparative ungeared performance in this period. We expect these factors to adjust favourably for British Land going forward, as City offices move further into recovery and as investors reassess the relative risks of prime and secondary.

Views on the Property Market

Current conditions

Investors across a broad range, including overseas purchasers and new property funds, find **UK property attractive** because:

- over the last 10 years total returns from property have been higher at 11.2% per annum than those from equities and gilts at 8.1/8.8% per annum
- income yield on property is higher than both gilts and equities, and above inflation
- property returns have been much less volatile
- well let property remains readily financeable with income yield remaining above the cost of borrowing
- property provides diversification benefits in an investment portfolio
- further rental and capital growth is expected.

In addition, readers familiar with the UK real estate market will already be aware of these **key structural features**:

- lease contracts usually have a term of between 10 and 25 years, regular rent reviews, typically every five years and upwards only, with tenants fully responsible for repairs and insurance
- demand drivers, from the UK's overall density and population growth, with a growing open market economy and a flexible labour force, particularly in London's experienced multinational financial sector
- supply constraints due to limited availability of land and a restrictive planning regime which tend to create barriers to new supply and support land values (although the pre-requisite work and costs of submitting planning applications have risen)
- transparency of the market with an established legal and transactional system, open access to land registry and a regulated and established valuation profession.

These current attractions and fundamentals of the market have been and are still resulting in **competition between buyers** for available property, and increasing upward pressure on market prices. UK institutional weighting to property has been low and is being re-rated, with institutions seeking to match commitments with bond-like income and growth potential. Overseas purchasers represented about one-third of total property acquisitions and European investors are now meeting competition from US and Australian purchasers.

As we anticipated at the interim report, the continued pressure of investment demand for UK property has resulted in further tightening of yields and consequently higher values. This yield shift has affected higher yielding secondary properties to a greater extent than for prime assets, as strong investor demand has led to the greater risk factors in secondary property being heavily discounted. Investors have reviewed their approach to UK property as an asset class and there is now a more favourable appreciation of its merits and investment qualities.

Retail
Retail sales have been much in the news recently and it is widely reported that in many cases the rate of sales growth has slowed. The high levels of consumer expenditure have paused as individuals' earnings growth has moderated and discretionary spending power has come under some pressure. For the retailers, overall operating margins have built up some resilience and rents as a proportion of sales is steady, so rents are not too high.

More significantly for British Land's portfolio positions, **out of town retail,** where our retail portfolio is focused, continues to take an increasing share of the total consumer spend; out of town sales grew 6% in 2004 with further growth forecast over the next five years, such that by 2009 out of town is expected to take over 34% of total retail sales. Fashion retailers need open A1 planning consents and these properties, which have good potential, represent 59% of our out of town retail warehouse portfolio. All retailers are continuing to require the large floorplate units provided on good out of town sites where they achieve on average a higher ratio of the value of sales per cost of rent. At the same time, the planning regime continues to limit the supply of new retail parks, concentrating both occupier and investor demand and maintaining pressure on rental and capital values. The introduction later this year of further planning restrictions relating to mezzanine levels, which has prompted a flurry of construction, will further add to the limitation of floorspace at these preferred locations.

In town retail still has an important position in the portfolio, where we concentrate on the best towns and high streets, and assets which have good opportunities for growth under our management.

Retailers' demand for trading space remains strong and overall retail rents have continued to grow, particularly out of town, and while the retail climate is feeling more challenging, we expect the supply and demand factors to continue to be favourable for our assets.

Offices
London is a financial centre of global importance with competitive advantages including its highly skilled and flexible labour force, ideally located time zone, stable political, economic and legal system and a workable regulatory environment.

The Central London office occupier market has been through a testing few years with tenant demand subdued and rental values declining. During the last 12 months tenant demand has picked up and is now running at a level around the average for the last 10 years. Occupiers are seeking well designed and high quality space. British Land design and development standards have met these requirements and our developments have let well. Overall in the year we have agreed lettings of 63,000 sq m (680,000 sq ft) of City office developments.

Projected City Rents:	**Agents' Consensus**		**BL City rent reviews**
	Range £psf	**Average increase**	**% of rent roll**
2005	45.00-48.00	**+1.9%**	14
2006	47.50-50.40	**+5.1%**	19
2007	52.50-55.40	**+9.3%**	14
2008	57.00-59.00	**+8.3%**	23
2009	59.75-63.00	**+5.1%**	28

As the City office market is now considered to be in the early stages of **recovery** with demand for space at trend levels, the take up of space is expected to increase. Due to reduced availability of required accommodation as a result of new speculative developments all but ceasing in 2003, rising rental values can be expected from 2006. Agents' forecasts show an average increase in headline City office rents in the range of 5-9% per annum over the next three/four years. We are aware of early indications of new development starts increasing, but any potential increased supply will only arise in the longer term cycle.

Outlook

Looking at the principal features of the UK property investment market we see that:

- rents are affordable in most sectors across the UK economy
- global competitiveness issues may restrain occupancy and rental growth, except where supply and demand imbalances exist
- the yield shift seen for property has been supported by fundamentals of comparison of the risks versus returns from alternative asset classes; this yield correction is now slower but continuing
- investor demand is still exceeding supply as property reweighting is in progress, which REITs can only reinforce.

Sentiment towards the property sector overall is also affected by the UK's economic performance and, in particular, levels of interest rates. There are no signs of rate increases at present and UK property yields overall remain significantly above market spot and 10 year interest rates.

Property Market Analysis LLP, Europe's largest independent property research consultancy, has identified Central London offices and out of town retail as the sectors with the best prospects for total returns over the next five years. British Land's portfolio is strongly weighted in these sectors.

Portfolio Positioned for Growth with Security

PMA* Forecast – next 5 years	**Average Ungeared Total Return % pa**	**British Land's Weighting %**
Shopping centres	5.5	20
Retail warehouses	10.1	+26
High street	6.0	10
Central London offices	7.9	37
Provincial offices	5.9	2
Industrial	6.6	2

* Property Market Analysis LLP
\+ including superstores

British Land is positioned for growth through investment in prime assets, principally out of town retail and central London offices. Security against any downside risk is provided by the quality of the assets, let on long leases to strong tenants, including a significant proportion of guaranteed minimum rental uplifts.

Finance and capital structure

British Land is managed on a fully integrated basis to produce secure and attractive shareholder returns. Risk management is a distinctive skill at British Land where the mix of assets, leases, developments and debt are managed together to ensure the most effective risk adjusted result. Overall, the Group's prime assets and their uniquely secure rental income present lower risks than other property portfolios, enabling the returns to shareholders to be enhanced using financial leverage: a 45-55% loan to value ratio is targeted. The financing policy is also highly risk averse, to ride out any cycle.

Since we seek to maximise shareholder returns, we prefer to avoid equity issuance, except where the commercial opportunity clearly merits it. We also would expect to return capital to shareholders if surplus arises over what we believe can be attractively deployed in the business.

Debt is raised from a variety of sources with a spread of maturity dates; the weighted average maturity is 14.3 years. Longer term debt is raised principally through securitisations and debentures. Securitisations have a range of benefits, including long maturities at competitive rates with no recourse to other companies or assets in the Group, and without financial covenants by British Land. The securitisations of £3.5 billion include £2.4 billion, about 40% of Group net debt, rated AAA or AA.

Unsecured bank facilities tend to be for terms of five to seven years, and we aim to spread the maturities of the different facilities from a wide range of banks. Further details are set out later in this report.

The Group borrows at fixed and floating rates and uses derivatives to achieve the desired interest rate profile; currently the policy is to maintain around 85% (subject to 5% tolerance) of debt at fixed and capped rates. This interest rate profile is closely monitored as part of our management of the overall financial effects of transactions in the Group.

The joint ventures are separately financed, and have their own interest rate derivatives, all with no recourse to British Land.

Our principal liabilities comprise net debt of £6 billion, increased over the year as funds were drawn for net property acquisitions and offset by a £150 million reduction as a result of the conversion of the Convertible Bonds.

Financing statistics	**31 March 2005**	31 March 2004
Group:		
Net debt	**£6,040.6m**	£4,866.8m
Weighted average debt maturity	**14.3 years**	16.9 years
Weighted average interest rate	**6.00%**	6.38%
% of net debt at fixed/capped interest rates	**90%**	84%
% of gross debt ringfenced with no recourse to other Group companies/assets	**63%**	64%
Interest cover (net rents/net interest)	**1.59x**	1.55x
Loan to value (debt/property & investments)	**50%**	48%
Cash and available committed facilities	**£2,632.2m**	£2,149.6m
- of which drawn	**£1,663.4m**	£1,011.0m
Group and share of joint ventures:		
Net debt	**£6,536.2m**	£5,396.6m
Weighted average debt maturity	**13.5 years**	15.7 years
Loan to value (debt/property & investments)	**52%**	51%
Weighted average interest rate	**6.03%**	6.41%

The reduction in weighted average debt maturity reflects three main factors: the new Broadgate securitisation has a longer term than the Notes redeemed, offset by the conversion of the £150 million Convertible Bonds and the significant net investment in property, predominantly financed by unsecured facilities.

At 31 March 2005, the market value of the Group's net debt and interest rate derivatives was £293.9 million more than book values (£302.4 million including share of joint ventures).

Financing activity

We have also been active this year in arranging financing of the business, in the banking and capital markets. In the year some £500 million from 13 facilities came to the end of their terms and all but one was renewed or replaced. New bank lines of over £1 billion were agreed, including a £600 million syndicated loan facility.

The major refinancing of Broadgate was completed in March 2005: £2.08 billion of bonds were issued at an average interest rate of 5.05% and a weighted average maturity of 20 years. After repayment of the existing debt previously securitised on the Estate, the costs of closing out interest rate hedging and payment of transactions costs, the net additional finance raised was approximately £500 million. British Land's future interest charges are reduced by some £13 million per annum. The timing of the transaction was particularly advantageous, achieving tight market pricing of the bonds, particularly at the AAA rated level. This financing reduces the Group's interest costs overall and extends the maturity profile of borrowings.

Broadgate refinancing - *£2.08 billion at an average rate of 5.05% pa*

Key benefits	**Key financial effects 2004/5**
Additional £500m of long term funding	Pre-tax exceptional charge of £180m
Interest costs reduced by £13m per annum	NAV reduced by 24p per share
Weighted average maturity of 20 years	NNNAV reduced by less than 3p per share
Attractive shareholder post-tax return	
Improved prepayment provisions	

The Tesco BL Properties Limited joint venture was refinanced by a group of banks in January 2005, repaying existing debt and returning some £50 million surplus to each of British Land and Tesco.

As we reported at the interim, the £150 million 6% Subordinated Irredeemable Convertible Bonds all converted to ordinary shares, resulting in the issue of 30 million new shares, and an interest saving from April 2004 of £9 million per annum.

The Scottish Retail Property Limited Partnership, a joint venture established in March 2004 with funding from the partners, was refinanced after the year end by a seven year securitisation, returning some £210 million to each of the British Land and Land Securities partners.

Important Trends in the UK market

Real Estate Investment Trusts – prospects

The introduction of a tax efficient property investment vehicle is widely anticipated. It is still an uncertain process and might be available only on unattractive conditions. However, we do expect REITs to happen and with a structure to which the market will respond positively. British Land is fully supportive and deeply engaged in the process. We believe that British Land will make an attractive REIT due to our:
- outstanding property portfolio
- strong brand name
- significant range of structural alternatives
- safe financial structure.

Code of Practice for Commercial Leases

British Land is a supporter of the code of Practice for Commercial Leases and remains committed to promoting greater flexibility in leasing practices. In common with other major landlords it has signed a declaration allowing sub-letting at below passing rents reserved in the lease. Following a period of study and consultation the Government announced that it did not intend to legislate to ban upward only rent review clauses in commercial leases.

Planning

Town and Country Planning legislation sets the statutory and policy framework for our development programme, as well as for extensions and changes of use to the investment portfolio. The planning background is also an important consideration when acquisitions are made.

The 2004 Planning and Compulsory Purchase Act has changed nearly all aspects of the planning regime. The additional importance given to planning policy and the requirement for local planning authorities to keep their planning policies up to date makes it more important than ever that we engage with local and regional planning authorities. The new Act also stresses the need for more public consultation at the beginning of the process on major planning applications. At the same time, the scope and complexity of the technical issues influencing planning decisions continue to increase.

The Government's commitment to creating sustainable communities requires a considered approach to the long term masterplanning of our major development projects. At Regent's Place, Canada Water, New Century Park in Coventry and the development land around Meadowhall for example, we are working with local authorities to plan the mix of uses and the necessary infrastructure which create value and gain local support.

The Government is also issuing new and revised planning guidance to support the reforms to the planning system in the new Act. The recently published PPS 6 dealing with town centres confirms the Government's commitment to restricting out of town retail development and requires local authorities to take positive action to promote redevelopment in central areas. There are some exceptions to the general presumption against out of town centre retail development but the long trail of refused applications for this type of development will continue to dissuade all but the most determined.

Corporate Responsibility and relationships with key *Stakeholders*

The corporate responsibility programmes bring real benefits to the business. They build relationships with stakeholders, improving our reputation with tenants, investors, lenders, analysts, employees and local communities, reducing risk and costs by efficient resource management. We are pleased to report that in 2004, for the second year running, British Land was designated by the Dow Jones Sustainability Indices as the financial services sector world market leader in corporate responsibility issues.

Our 2004 Corporate Responsibility Report was published in April 2005. A key feature is the launch of the Sustainability Brief, a process that establishes sustainable design and construction in our developments, and has been recognised by government as a leading example. We have also been working with the Carbon Trust to develop and implement a Carbon Management Programme for the multi-let property portfolio. This enables the Company to benchmark the energy performance for all multi-let buildings' common areas and set targets to reduce carbon emissions, and, as a result, make cost savings.

Technology and innovation

There have been a number of initiatives designed to support our occupiers and improve operational efficiency.

Occupier initiatives include:

- our onsite replenishment and storage facility at Meadowhall (ARC), which has experienced increased retailer take up and has also won the ICSC (International Council for Shopping Centres) Award for Centre Productivity in 2005
- the Broadgate Environmental Working Group, where we have worked collaboratively with Broadgate occupiers to improve waste management and increase the incidence of recycling at Broadgate.

Operational efficiency initiatives include:

- wider deployment of the British Land portal (web based access to our systems) for our agents and other consultants, improving operational effectiveness
- a pilot project to explore ways to improve procurement and to improve the quality of the provision of services relating to the service charge, which are costs incurred by the building manager and paid for by the occupier.

Risks and Uncertainties

The Group's objective is to achieve attractive long term total returns whilst minimising risks. In order to identify and evaluate risks and design controls to mitigate them, a regular comprehensive assessment is undertaken which has identified some 50 individual risks affecting the Group. Responsibility for management of each key risk is clearly identified and delegated by the Board to specific executive directors and senior executives within the Group.

Most of the risks faced by the Group arise out of natural market volatility, relating to supply and demand imbalances in the following core areas:

- demand for space from occupiers against available space (including new developments)
- differential pricing for previous locations and buildings
- alternative use for buildings (particularly redevelopment)
- demand for returns from investors in property, compared to other asset classes
- price differentials for capital to finance the business
- legislative initiatives, including planning consents and taxation
- economic cycles, including the impact on tenant covenant quality, interest rates and inflation
- mis-pricing of property assets by the equity markets.

Our preference for long term investments let on long leases to strong tenants with upward only rent reviews provides stable long term cash flows which enables the Group to ride out much of this natural market volatility.

Following discussions held in 2002 and 2003, there has been a further round of consultation on corporation tax reform, in advance of intended legislation. We operate, in common with most other corporate entities, with considerable uncertainty as to when and how any legislation will take effect.

Explanatory Notes

The following sections provides shareholders with general information to assist with understanding the results.

Operating and Financial Review

From April 2006 British Land is required to publish an Operating and Financial Review in accordance with new regulations. Although guidance on its preparation is not finalised, this OFR aims to anticipate most of the new requirements.

In preparing this operating and financial review, we are required to advise the reader that by their nature, all forward looking statements made involve uncertainty since future events often cause outcomes and results to differ from those anticipated.

International Accounting Standards

This will be the Group's last set of results prepared under generally accepted accounting principles in the UK ("UK GAAP"). As from 1 April 2005 we have adopted International Accounting Standards ('IAS') as required for all European Union listed companies. We made a presentation to analysts of the expected impact of adoption of IAS on 21 January 2005, a copy of which can be found on our website www.britishland.com. We will be re-presenting our 2005 results in IAS format during summer 2005.

Understanding capital and revenue performance

Major accounting policies:

The Group's results comprise profits arising from revenues less expenses (revenue profits) and capital growth, some realised in the year through sales and the rest unrealised but quantified by way of external valuations. This is the last time we present the results under UK GAAP, which recognises in the profit and loss account only revenue profits and that element of capital profits on assets sold which derives from net sales proceeds exceeding valuation.

Investment properties and investments are revalued to market values each year. In assessing total returns, return on capital is therefore rebased each year. Returns on historical cost are considerably higher.

Tenant incentives such as rent free periods are spread to the nearest date when a rebasing to open market rent is expected. This means that net rental income in the profit and loss account is not the same as cash rents received. To avoid double counting, the asset arising from this rent adjustment is deducted from the valuation.

Accounting policies that may be different from other major property companies:

We account for rent reviews only on settlement. Other companies often accrue rent reviews on the basis of estimates of markets rents. Our policy, whilst conservative, does not smooth earnings and where commercially we decide to prolong negotiations or arbitrate, significant rent adjustments can arise in later years (back rents).

We account for equity settled share based incentives for directors and staff by charging the fair value as determined at the date of grant over the vesting period. We also account on balance sheet for our defined benefit scheme. Other companies are in the process of moving towards both of these bases as they implement IAS.

On acquisitions through corporate vehicles, any discount received in respect of contingent tax taken on, is treated as negative goodwill and is not added back to net asset value. The negative goodwill already recognised is taken into account when calculating contingent capital gains. Some companies add negative goodwill back to reserves thereby increasing net assets.

Application of policies for new material circumstances:

As a result of the acquisition in the second half of over £732 million of properties with minimum periodic uplifts in rents, we have followed UK GAAP in spreading the total minimum contracted rents evenly over the lease term. This recognises income substantially earlier than the cash flows. To avoid double counting the asset recognised is deducted from the valuation. The additional net rental income recognised is £5 million in the year to March 2005 (annualised £19 million).

Key Performance Indicators

British Land is focused on achieving attractive and sustainable risk adjusted total returns for shareholders. The property business is influenced by many factors and decisions are judged over multi-year periods. We do pay careful attention to a range of KPIs, which are presented elsewhere in this review. However, movements up or down in any of these indicators are not of themselves definitive performance indicators since, when seen in the light of other indicators, management strategies and market events, they may have quite different significance. The more prominent KPIs include:

Financial measures: return on equity; growth in total returns; earnings per share and underlying earnings per share; loan to value gearing; interest cover; average debt maturities; management of interest rate exposure and percentage of interest costs fixed; administrative costs as a percentage of revenues; tax rate.

Asset measures: average lease lengths; vacancy rate; security of income and tenant covenants; irrecoverable property costs as a percentage of rental income; income at risk from development programme.

PRINCIPAL INVESTMENT PROPERTIES

The Broadgate Centre, London EC2

Value £2,838m
372,000 sq m (4m sq ft) office, retail and leisure accommodation
12 hectare (30 acre) site
Adjoins Liverpool Street station (mainline and underground)
Distinctive environment for some of the world's largest corporations and leading professional practices
Approximately 30,000 employees based at Broadgate
Community website www.vicinitee.com
Tenants include:
ABN AMRO Holdings
Allianz Dresdner
Ambac
Ashurst
Bank of Scotland
Barclays Bank
Baring Investment Services
Calyon
Deutsche Bank
European Bank for Reconstruction & Development (EBRD)
F&C Management
Henderson Administration
Herbert Smith
ICAP
Lehman Brothers
Norinchukin
Prebon Marshall Yamane
Royal Bank of Scotland
Société Générale
Sumitomo Trust
Tokyo Mitsubishi
UBS
Western Asset Management
Williams de Bröe
The Broadgate Club
Freehold/virtual freehold
100% owned
Rent passing £150.9m pa
Average office passing rent £46.75 per sq ft
Weighted average lease term including breaks 11.8 years, to expiry 13.9 years

Broadgate is the premier City of London office estate.

We have continued to invest in the development of the Estate. Works to enhance the public spaces providing new landscaped areas, retail amenities, improved lighting and signage are complete and the completion of 10 Exchange Square during the year, has added a further 15,180 sq m (163,400 sq ft) to the Estate. As for all other buildings at Broadgate, its frame and mechanical and electrical services are designed to permit ongoing flexible updating of tenants' space as technology and operating requirements change.

Broadgate Estates Limited, a wholly owned subsidiary of British Land, manages the estate and maintains the external and common areas.

During the course of the year lease agreements were completed on a total of 13,100 sq m (141,000 sq ft) of office accommodation with Ambac in 6 Broadgate, Bank of Scotland in 155 Bishopsgate, F&C Management in Exchange House and with Western Asset and Herbert Smith in 10 Exchange Square. In addition, a further 740 sq m (8,000 sq ft) of retail accommodation has been agreed for letting to Monsoon and Gaucho Grill, complementing the retail and leisure facilities already available at Broadgate. The total rent passing of £150.9 million per annum has fallen by £0.8 million over last year principally as a result of a rent free period granted as part of a lease renewal negotiation. Total rent reverts to £177.3 million per annum after expiry of EBRD's nil rent period in November 2006, upon rent reviews (with minimum uplifts) and upon expiry of rent free periods in respect of recent lettings.

Meadowhall Shopping Centre, Sheffield

Value £1,430m
132,800 sq m (1,430,000 sq ft) retail
Site area 68 hectares (167.3 acres, 57.7 acres undeveloped)
199 shop units, 10 anchor stores, 11 screen Warner Village cinema, 26 speciality kiosks, 20 mall kiosks
28 restaurants and cafes (including Oasis food court) seating for some 3,300
Up to 800,000 visitors per week at peak time
Direct access to junction 34 of M1 motorway
Free parking for over 12,000 vehicles
On site transport interchange with bus, train and supertram services
www.meadowhall.co.uk
Anchor stores:
BHS
Boots
Debenhams
H&M
House of Fraser
Marks & Spencer
Next
Sports Soccer
WH Smith
Freehold
100% owned
Rent passing £72.2m pa
Average rent (excl M&S) £56.16 per sq ft
Weighted average lease term including breaks 16.1 years, to expiry 16.7 years

Meadowhall is one of the largest and most successful shopping centres in the UK.

The two level, fully enclosed mall with excellent transport links continues to be attractive to both retailers and their customers. For multiple retailers at Meadowhall, 80% of the units are in the top 10 performing outlets of their company, and for 26% they are the retailers' best performing outlet in the country.

Initiatives to benefit retailers and consumers include: the centre's interactive customer loyalty scheme, now with 100,000 subscribers; an on-line gift buying service; further development of technology to communicate effectively with both customers and retailers, including the introduction of 20 plasma screens.

The accelerated response centre (ARC), provides on-site warehousing and stock replenishment facilities and is being expanded during 2005. In total 70 retailers have now used this facility. The Source, a training and development centre, receives over 60,000 visits per annum.

Meadowhall's management has received more awards this year, including the British Council of Shopping Centres (BCSC) Merits award and the International Council of Shopping Centres (ICSC) productivity award for the ARC.

Rents passing are £72.2 million per annum and are expected to increase to £73.4 million per annum when outstanding rent reviews and lettings have been completed.

Superstores Portfolio

Total value £1,738m British Land's share £1,549m
71 supermarkets located across England, Wales and Northern Ireland
Total floor area 441,000 sq m (4.7m sq ft)
Total site area 165 hectares (407 acres)
Total car spaces c.28,000
Tenants:
Safeway (3 stores)
Sainsbury's (44 stores)
Somerfield (9 stores)
Tesco (14 stores)
Waitrose (1 store)
66 freeholds, 5 long leaseholds
58 stores 100% owned
13 stores owned 50% in joint ventures
Total rent passing £95.7m pa, British Land's share £85.0m pa
Average rent £20.19 per sq ft
Weighted average lease term to break and expiry 21.8 years

British Land's investment in supermarkets now represents 12% of the total portfolio.

We calculate that we are the largest owner of UK supermarket properties, other than the occupiers themselves.

In an increasingly restrictive planning environment and with limited new supply, the retailers continue to require more and larger stores and are prepared to commit to full lease lengths of over 20 years.

These investments, acquired over some 15 years, have been enlarged by 45 extensions adding a total of 60,850 sq m (655,000 sq ft), of which 1,625 sq m (17,500 sq ft) has been completed during the year.

In addition to these, British Land also owns, directly or 50% in joint ventures, a further 15 superstores which are included in other sectors of the portfolio (such as retail warehouse parks), and total a further 125,000 sq m (1,350,000 sq ft).

19 rent reviews were concluded during the year, adding some £4.5 million rent per annum. The most significant was the determination on the Sainsbury store at Islington. The store is 6,200 sq m (67,000 sq ft). The arbitrator's award, was £26 per sq ft as a base rent which equated to £29.21 per sq ft after the adjustments for fixtures and fittings and lease terms. This now represents the highest award for a food superstore in the country.

Out of Town Retail Warehouse Portfolio

Total value £1,986m British Land's share £1,678m
69 retail warehouse properties, of which:
40 retail parks with total 355 units; and
29 solus units
Total floor area 541,800 sq m (5.8m sq ft) 59% with open A1 use
Total site area 212 hectares (524 acres)
Tenants include:
Argos
Asda
B&Q
Boots
Borders
Carpetright
Comet
DFS
Dixons Group
Focus Group
Halfords
Homebase
Homestyle Group
JJB Sports
Marks & Spencer
Matalan
Mothercare
Next
Pets At Home
Poundstretcher
PRG Powerhouse
Sainsbury's
Sports World
Tesco
TK Maxx
Toys R Us
Predominantly freehold
Total rent passing £94.3m pa, British Land's share £77.5m pa
Average rent £16.17 per sq ft
Weighted average lease term including breaks 16 years, to expiry 16.5 years

British Land's retail warehouse investments represent 13% of the total portfolio.

Included in these investments are:

Teesside Retail Park, Stockton on Tees

This freehold property is located at the intersection of the A66 and A19 trunk roads between Stockton on Tees and Middlesbrough and comprises:

Phase 1: 31,500 sq m (340,000 sq ft) of open A1 retail space arranged in 29 units, on a site of 19 hectares (47 acres).
Phase 2: a 3.3 hectare (8.1 acre) site located on the Park's principal access, comprises two retail units totalling 3,900 sq m (42,000 sq ft) and three restaurant units totalling 1,090 sq m (11,700 sq ft).
Phase 3: an 11 hectare (27 acre) site, surrounding an existing leisure development (not in the Company's ownership), which may be considered for future development for commercial uses.
A standalone Pets at Home unit comprising 740 sq m (8,000 sq ft) and the reversionary interest in the adjoining Toys R Us unit.
Total passing rent from Teesside is £7.3 million per annum.

Greyhound Retail Park, Chester

This freehold investment extends to 19,100 sq m (205,000 sq ft) of mainly retail floor space, located to the west of the town centre, close to other areas of retail warehousing. Included on the park are two leisure units (cinema and bowling alley) where the rents are based on retail values. Almost all the retail units have a valuable open A1 non food planning consent.
The total passing rent is £3.9 million per annum.

Homebase DIY Stores

The portfolio of stand alone Homebase stores has been expanded to 22 properties following the acquisition in March 2005 of a further portfolio from J Sainsbury. Located mainly in the South East of England, annual rents total £12.5 million, averages£153.60 per sq m (£14.27 per sq ft). The majority are let on 20 year leases from December 2000. Total floor area is 81,430 sq m (876,500 sq ft).

The Kingston Centre, Kingston, Milton Keynes
(50% owned in joint venture)

The Kingston Centre occupies a freehold 14 hectare (35 acre) site, close to junctions 13 and 14 of the M1 motorway and provides a total of 22,500 sq m (242,000 sq ft) of open A1 retail space.

The Centre includes a 12,670 sq m (136,400 sq ft) Tesco Extra superstore with a petrol filling station and five retail warehouses totalling 7,100 sq m (76,500 sq ft). There is a covered shopping mall with 12 units totalling a further 850 sq m (9,200 sq ft), a drive-thru McDonalds, a pub and a car showroom. Tesco has an overriding lease covering the superstore and mall units. A further unit is in the course of construction for Next. Planning consent exists for a further retail warehouse unit which is under offer.
The total current rent is £5.0 million per annum.

Orbital Shopping Park, Swindon

This retail park adjoins a 13,935 sq m (150,000 sq ft) Asda superstore and comprises 18,650 sq m (200,700 sq ft) in 6 retail warehouse units and 7 shop units, together with a health club.
Rental income is £3.6 million per annum.

The Beehive Centre, Coldhams Lane, Cambridge

The site extends to 7 hectares (17 acres) in an area where major retailers are represented. Accommodation includes 14 non-food retail units totalling 14,600 sq m (156,900 sq ft) and a supermarket of 6,500 sq m (70,000 sq ft) let to Asda.
Rental income is £4.3 million per annum.

Castle Vale Retail Park, Birmingham

This scheme, close to junction 5 of the M6 motorway, is anchored by a 7,430 sq m (80,000 sq ft) Sainsbury store, with five non-food units, together 17,000 sq m (183,000 sq ft) with open A1 planning consent.
Rental income is £2.8 million per annum.

Regent's Place, London NW1

Value £547m
114,100 sq m (1.3m sq ft) office, retail, leisure and residential accommodation
4.2 hectare (10.4 acre) site, West End of London
Close to Euston mainline and 4 underground stations
2.0 hectares (4.9 acres) for further development at the North-East quadrant and site to the West of the estate
Community website www.vicinitee.com
Tenants include:
Abbey
Atos Origin
Balfour Beatty
Capital One
Elexon
General Medical Council
HM Government
Hodder Headline
JP Morgan Chase Bank
WS Atkins
Mainly freehold
100% owned
Rent passing £28.5m pa
Average office passing rent £33.57 per sq ft
Weighted average lease term including breaks 11.0 years, to expiry 14.0 years

This thriving West End business quarter has a major Euston Road frontage and excellent transport links.

Passing rents fell from £28.9 million to £28.5 million per annum over the course of the year, principally as a result of the pre-agreed surrender of the University of Westminster lease in preparation for the further redevelopment of the North East Quadrant. During the year, the letting of a further 4,740 sq m (51,000 sq ft) in 350 Euston Road to the General Medical Council was completed at a rent equating to £39.00 per sq ft pa, and the last available office floor in 350 Euston Road of 1,440 sq m (15,500 sq ft) was let to Balfour Beatty at a rent equating to £39.50 per sq ft. As a result of these lettings, the offices at Regent's Place are now 100% let and the passing rent of £28.5 million per annum is forecast to increase to £31.1 million per annum by July 2007 as rent free periods expire.

Retail offers within Regent's Place enhance the estate, including a Sainsbury's convenience supermarket, Holmes Place Health Club, Starbucks and Pret a Manger, a Davy's wine bar, hairdressers and a large crèche. 350 Euston Road incorporates further retail units which are available for letting to a mix of tenants.

Based on the Regent's Place Travel Plan, the transport initiatives at Regent's Place are featured in Government best practice guidance documents on travel plans.

Triton Square, a large public open space in the heart of Regent's Place, with a diverse collection of art, has recently won a Civic Trust Award. Broadgate Estates Limited continues to manage the external and common areas.

Plantation Place, London EC3

Value £499m
65,300 sq m (703,000 sq ft) offices and retail accommodation
1.0 hectare (2.4 acre) site in the City of London
Close to Fenchurch Street and Cannon Street mainline stations and six tube stations
Tenants include:
Accenture
Aspen Re
Chez Gerard (Bertorellis)
Davy's Wine Bar
Ernest Jones
Lady of Leisure
Molton Brown
Next
Royal and SunAlliance
Wachovia Bank NA
Freehold
100% owned
Rent passing £1.7m pa
Contracted rents £26.7m pa
Average office passing rent £52.05 per sq ft
Weighted average lease term including breaks 20.6 years, to expiry 21.4 years

The Plantation Place Estate includes two newly completed office buildings: Plantation Place and Plantation South located on a strategic site in the centre of the insurance district of the City of London.

Plantation Place is the larger of the two buildings, with 48,150 sq m (518,000 sq ft) of office and ancillary accommodation and a further 2,200 sq m (24,000 sq ft) of retail accommodation. It was completed to shell and core in April 2005. The office accommodation is fully let to Accenture, Wachovia Bank, Aspen Re and Royal & SunAlliance. All but three of the retail units (650 sq m/7,000 sq ft) are also let to a range of first class high street retailers, restaurants and bars, such as Next, Molton Brown, Ernest Jones and Chez Gerard. Passing rents will rise to £26.6 million per annum by November 2007 on expiry of rent free periods.

Plantation Place South comprises 14,670 sq m (158,000 sq ft) of office and ancillary accommodation and a further 280 sq m (3,000 sq ft) of retail space. It was completed to shell and core in the summer of 2004 and brought to the market in the autumn. The retail unit has been let to Davy's wine bar whilst the office accommodation is currently available for letting.

In-Town Retail Portfolio

Value £2,813m British Land's share £2,187m
10 Shopping Centres 418,060 sq m (4.5m sq ft)
39 Department Stores 554,150 sq m (5.9m sq ft)
91 High Street Shops
16 Supermarkets 27,760 sq m (298,800 sq ft)
Major Tenants:
Debenhams
House of Fraser
Miss Selfridge
New Look
Next
Primark
Somerfield
Predominantly freehold
Total rent passing £156.8m pa, British Land's share £119.5m pa
Weighted average lease term including breaks 19.1 years, to expiry 20.0 years

This portfolio includes shopping centres, department stores and high street shops in selected locations in major towns and cities. Purchases this year have added the Debenhams stores and two shopping centres in Slough.

Queensmere and Observatory Shopping Centres, Slough

Two adjoining freehold covered shopping malls comprising the major part of the retail centre of the town, acquired in October 2004. Queensmere links with an existing 7,430 sq m (80,000 sq ft) Debenhams department store on the High Street.

The Queensmere centre was built in 1970; extended in 1986 and 1999; and refurbished in 1996. The scheme comprises 83 units, in total 32,500 sq m (350,000 sq ft), and benefits from 700 car parking spaces. In addition to Debenhams, tenants include Littlewoods, Woolworths, New Look, HMV, H&M and Virgin. Although not within the ownership, Marks & Spencer also links into the scheme.

The Observatory was built in two phases in 1989 and 1991. It comprises: 52 retail units in 17,400 sq m (187,000 sq ft); a health and fitness club; and 840 car parking spaces. Major tenants include TK Maxx, Top Shop and Argos.

Eastgate Shopping Centre, Basildon

A freehold covered shopping mall that constitutes a major part of the town centre. Eastgate was built in two phases in 1980 and 1985 and refurbished in 1994. In addition to over 65,030 sq m (700,000 sq ft) of retail space there are three blocks of offices totalling 11,800 sq m (127,000 sq ft) and 1,000 car parking spaces.

The centre has benefited from the arrival of ASDA Wal-Mart and more recently Debenhams as anchor tenants (the latter taking over from Allders). Other major tenants include Primark, New Look, Next, HMV and TK Maxx. A 360 seat food court is proving very successful.

We are members of the Basildon Renaissance Partnership, one of whose aims is regeneration of the town centre under the auspices of the Government's Thames Gateway project.

The Peacocks Centre, Woking

A long-leasehold covered shopping mall of 29,730 sq m (320,000 sq ft) on three levels. Completed in 1992, the scheme is the prime retail destination in the town. There is a direct link to the theatre and multi-screen cinema complex, and parking for 2,500 cars.

Debenhams have recently taken over from Allders as the centre's principal anchor and tenant's among the 77 other units include Marks & Spencer, Miss Selfridge, Next, Primark. TK Maxx and Woolworths. A newly created 1,300 sq m (14,000 sq ft) unit has recently been let to New Look and all public facilities adjacent to the food court, an important element in the Centre's appeal, have been upgraded.

East Kilbride Shopping Centre, Scotland

We have a 50% ownership of The Scottish Retail Property Limited Partnership, a joint venture with Land Securities. Following further acquisitions this year, the Partnership owns and manages the six principal malls forming the East Kilbride Shopping Centre as an integrated shopping destination, providing virtually all of the retail facilities in the town centre. The principal anchor is Debenhams, with many other major multiple retailers represented in the 240 units. The investment, including adjacent offices, comprises over 130,000 sq m (1.4 million sq ft).

Bon Accord and St Nicholas Centre, Aberdeen

The Scottish Retail Property Limited Partnership also owns these prime shopping malls in the principal retail centre for north-east Scotland, providing more than 80 retail units with leisure and office facilities. A master plan is being developed to explore how to integrate the malls to provide a dominant, modern retail environment.

Through two joint venture companies we have 50% ownership of four shopping centres that are all anchored by Tesco superstores: Serpentine Green Shopping Centre, Hampton, Peterborough; Weston Favell Shopping Centre, Northampton; Beaumont Leys Shopping Centre, Leicester; Lisnagelvin Shopping Centre, Londonderry.

Serpentine Green Shopping Centre, Hampton, Peterborough is a freehold covered centre with a 12,080 sq m (130,000 sq ft) Tesco Extra plus 26 retail units totalling 15,610 sq m (168,000 sq ft). Other tenants include Boots, H&M, New Look, Gap, Next and WH Smith. There is a dedicated catering area, petrol station and 2,100 car parking spaces.

Department Stores

We are now investors in 39 department stores, 27 owned directly and 12 owned within the BL Fraser joint venture.

In March 2005, we invested in 23 Debenhams stores subject to leasebacks to Debenhams for a minimum of 24 years unexpired. In total there is 304,720 sq m (3.28 million sq ft) and locations include the flagship store in London's Oxford Street (34,070 sq m/366,700 sq ft); Market Street, Manchester (43,290 sq m/466,000 sq ft) and St Davids, Cardiff (13,010 sq m/140,000 sq ft). The total annual rent passing is approximately £28 million. The leases provide for minimum 2.5% per annum indexed rental increases as well as the opportunity for five-yearly open market reviews from 2019 onwards.

In a separate transaction, the 12,910 sq m (139,000 sq ft) former Allders store at Arding & Hobbs, Clapham Junction was acquired subject to a 25 year leaseback to Debenhams at £1.25 million per annum initial rent. The lease also provides for 2.5% per annum minimum rental increases and five-yearly open market rent reviews from 2015.

The 12 stores within the BL Fraser joint venture comprise a total of approximately 81,750 sq m/880,000 sq ft in locations including Cardiff, Guildford and Leeds. All are let on leases to House of Fraser with approximately 34 years unexpired. The aggregate rent passing of approximately £14 million per annum is subject to open market review in 2009, when a minimum rent based on 3% per annum indexation applies, and five-yearly thereafter.

Separately but on similar lease terms, the company owns 100% the 46,450 sq m (500,000 sq ft) House of Fraser store in Corporation Street, Birmingham.

High Street Shops

The majority are owned 100% and are located in prime retail positions throughout the UK. The 17 held within the BL Davidson joint venture are located within London. 68% by value is located within a Top 20 Centre as defined by retail consultants CACI Limited.

In-Town Supermarkets

16 stores mainly located in smaller, market towns and all except one are let to Somerfield.

DEVELOPMENT PROGRAMME

Committed projects	Sector	PC[1]	Sq ft 000	% Let by rent	Income Contracted
51 Lime Street	City office	Q4 2006/ Q1 2007	475	99	21.0
The York Building, W1	W/E office	Q4 2006	138	-	-
Daventry (Plot E4 & C1)	Distribution	Q2/4 2005	1,050	100	2.5
Blythe Valley (Plot A1)	Business Park	Q4 2005	53	-	-
			1,716	**75**	**23.5**

[1] anticipated practical completion of construction
Based on Group and 50% share of JVs (except areas which are at 100%)

Committed Projects	Valuation at start	Costs to date	Current Valuation (March '05)	Costs to complete	Notional Interest to PC[1]	Current Valuation + Cost to Complete + Interest	Net income / ERV[2]
BL Share £m	60	57	128	217	20	365	31

[1] estimated interest to practical completion, at 6.25% per annum, excludes allowances for rent free periods
[2] current estimated headline annual rent

51 Lime Street, EC3. In November 2004 we announced that the Company had exchanged a binding agreement with Willis Group, the leading risk management and insurance intermediate, for a new development at 51 Lime Street. This will comprise two buildings designed by Foster and Partners. Willis is to take the entire office content of the buildings totalling 43,200 sq m (465,000 sq ft) on 25-year leases without breaks or take-backs of existing accommodation. The new headquarters offices will enable Willis to bring all its London based operations. In March 2005 the Company secured revised planning approval for the development and construction work has now started on site with a target completion to enable Willis to take occupation in 2007.

Construction Cost	:	£191m
Lettable Area	:	43,200 sq m (465,000 sq ft) Office 920 sq m (10,000 sq ft) Retail/Storage
Site Area	:	1.24 acres
Tenure	:	Freehold
Ownership	:	100% owned
ERV	:	£21.3 pa
Prelettings	:	43,200 sq m (465,000 sq ft) to Willis Group

The York Building, London, W1. Following demolition in April 2005 of the former York House, construction of the new building, to be known as The York Building, has commenced. Completion is programmed for the fourth quarter of 2006 to provide 8,630 sq m (92,900 sq ft) of efficient and adaptable office accommodation on a generous floorplate, taking advantage of its imposing island site close to Marble Arch. West End buildings such as this, offering corporate presence, operating efficiencies and contemporary architectural style, are rare. In addition to the offices there will be 1,780 sq m (19,200 sq ft) of retail leisure space and 22 high quality residential apartments.

Construction Cost	:	£55m
Lettable Area	:	8,630 sq m (92,900 sq ft) Office 1,780 sq m (19,200 sq ft) Retail/Leisure 2,420 sq m (26,000 sq ft) Residential
Site Area	:	0.7 acres
Tenure	:	Geared long leasehold
Ownership	:	100% owned
ERV	:	£6.6m pa

Blythe Valley Park, Solihull. Construction has begun of two speculative, high quality flexible, 2 storey office buildings measuring 4,920 sq m (52,950 sq ft) in total at the successful 170 acre Blythe Valley Business Park, which includes an 87 acre Countryside Park. Completion is targeted for the 4th Quarter of 2005 to meet an improving occupational market.

Construction Cost	:	£9m
Lettable Area	:	4,920 sq m (52,950 sq ft)
Site Area	:	3.1 acres
Tenure	:	Freehold
Ownership	:	100% owned
ERV	:	£1.0m pa

Daventry International Rail Freight Terminal (DIRFT), Daventry. Following acquisition of this 74-acre site in joint venture with Rosemound Developments in March 2004, BL Rosemound has entered into pre-lettings for some 97,560 sq m (1,050,000 sq ft) of distribution warehouse accommodation with Tesco Stores Ltd and Exel Europe Limited. The two buildings are scheduled for completion in October and May 2005 respectively. Forward commitments to sell have been entered into on both buildings at a significant surplus to cost.

Construction Cost	:	£38m
Lettable Area	:	97,560 sq m (1,050,000 sq ft)
Site Area	:	59 acres
Tenure	:	Freehold
Ownership	:	50% Joint venture
ERV	:	£5.0m pa
Prelettings	:	750,000 sq ft to Tesco Stores Limited 300,000 sq ft to Exel Europe Limited

Development prospects

Project	Sector	Sq ft ,000	Cost £m[1]	Planning
201 Bishopsgate	City office	836	279	Revised submitted
The Leadenhall Building	City office	601	270	Detailed
Regent's Place	West End office/Residential	1,036	370	Osnaburgh submitted NEQ pending
Ludgate West	West End office	123	47	Detailed
Blythe Valley Park	Business Park	751	115	Outline/Detailed
New Century Park	Business Park /Distribution	657	88	Outline
Meadowhall Casino	Leisure	409	124	Pending
Theale	Residential	254	46	Submitted
Daventry (BLR)	Distribution	335	5	Outline
Redditch (BLG)	Distribution	227	4	Detailed
Total		**5,229**	**1,348**	

[1] estimated costs of construction excluding land and interest costs
Based on Group and 50% share of JVs (except areas which are at 100%)

Development Prospects	Costs to date	Current Valuation	Costs to complete[1]	Current valuation + cost to complete	Net income / ERV[2]
BL Share £m	27	286	1321	1607	151

[1] excluding interest
[2] current estimated headline annual rent

The Leadenhall Building, EC3. A detailed planning consent has been obtained for the new 47-storey tower at 122 Leadenhall Street. Designed by Richard Rogers Partnership the new building will rise to 224 m (736 ft) and provide 55,830 sq m (601,000 sq ft) of office accommodation. The offices have been designed to give a range of floor sizes but all

providing highly practical, useable space. The spectacular scale of the public space at the base of the building, featuring mature trees, shops, cafes and performance areas, would be unprecedented in the City. The existing building on the site is presently held as an income producing investment and a decision to proceed with redevelopment will be taken when circumstances are favourable.

Construction Cost	:	£270m
Lettable Area	:	55,830 sq m (601,000 sq ft)
Site Area	:	0.86 acres
Tenure	:	Freehold
Ownership	:	100% owned
ERV	:	£29m pa

Broadgate Tower & 201 Bishopsgate, EC2. Although we have planning consent for 201 Bishopsgate our view is that it will be advantageous to offer a wider choice to potential occupiers, so we have submitted a revised planning application to the City Corporation for a larger development comprising two buildings totalling 77,630 sq m (836,000 sq ft). The 35-storey tower and adjoining 13-storey building are both designed by the Chicago office of architects Skidmore Owings & Merrill (SOM) and have been meticulously researched to meet the needs of both financial and professional occupiers. The two buildings will form the next phase of Broadgate and will be centred around a new piazza and galleria.

Construction Cost	:	£279m
Lettable Area	:	77,630 sq m (836,000 sq ft)
Site Area	:	2.3 acres
Tenure	:	Long leasehold
Ownership	:	100% owned
ERV	:	£36m pa

Ludgate West, EC4. The next phase of the successful Ludgate development, Ludgate West, will provide 11,470 sq m (123,450 sq ft) of offices with ancillary retail. Designed by SOM the new building will front both Fleet Place and Farringdon Street. Demolition and site clearance has been completed and substructure works commenced pending a decision to proceed with full construction.

Construction Cost	:	£47m
Lettable Area	:	11,470 sq m (123,450 sq ft)
Site Area	:	0.45 acres
Tenure	:	Freehold
Ownership	:	100% owned
ERV	:	£5m pa

Regent's Place, NW1. Regent's Place is now an established West End business location offering a mix of high quality offices, shops, health club, cafes and bars. The lively public spaces are attractively designed and landscaped and feature especially commissioned works by leading modern artists. A detailed planning application has been submitted for 36,600 sq m (394,000 sq ft) of offices and 10,980 sq m (118,200 sq ft) of residential accommodation for the west side of the estate, in partnership with the Crown Estate. Detailed negotiations are underway with the London Borough of Camden planning department. On the northeast quarter (NEQ) of the estate our active programme is preparing the way for a further phase of development for 32,680 sq m (352,000 sq ft) of offices and 15,940 sq m (171,500 sq ft) of residential. A planning application will be submitted later in the year.

Construction Cost	:	£370m
Lettable Area	:	69,280 sq m (746,000 sq ft) Commercial 26,920 sq m (290,000 sq ft) Residential
Site Area	:	15 acres
Tenure	:	Freehold / long leasehold
Ownership	:	100% owned Development agreement with Crown
ERV	:	£32m pa – Commercial floor space only

Blythe Valley Park, Solihull. Considerable potential remains at Blythe Valley Park for new development. Outline planning consent is in place for up to 111,500 sq m (1.2m sq ft) of office accommodation across the park. Individual plots will be brought forward for development to meet market demand. The results of the recently published inspectors' report

into the Solihull UDP give support to the release of further land for development and an expansion of the Business Park.

Construction Cost	:	£115m
Lettable Area	:	69,790 sq m (751,000 sq ft)
Site Area	:	47 acres
Tenure	:	Freehold
Ownership	:	100% owned Development Agreement with Solihull Council
ERV	:	£15m pa

New Century Park, Coventry. This site of 67 developable acres is substantially let to Marconi Corporation. The Company entered into negotiations with Marconi to develop a new headquarters facility on part of the site and a resolution to grant detailed planning consent was obtained. Discussions with Marconi are ongoing in the light of its current trading position. Opportunities for further development at the site are being pursued whilst maintaining the current income stream.

Construction Cost	:	£88m
Lettable Area	:	61,070 sq m (657,000 sq ft)
Site Area	:	67 acres developable
Tenure	:	Freehold
Ownership	:	100% owned
ERV	:	£9m pa

In addition to the Company's significant commercial development pipeline, we are actively pursuing a number of residential led mixed-use projects. At Canada Water, in joint venture with Canada Quays Ltd, the Company has entered into a Development Agreement with the London Borough of Southwark for the development of a major mixed-use scheme, which includes masterplanning 40 acres on the Rotherhithe Peninsula. The Company aims to submit a planning application later this year.

In Sheffield, the Company is continuing to work closely with Sheffield City Council on the strategic masterplanning of the Lower Don Valley and the lands surrounding Meadowhall Shopping Centre.

Working with Countryside Properties, we are continuing to pursue a residential planning consent at Theale. A detailed planning application has been submitted and negotiations with the local planning authority are being actively progressed.

JOINT VENTURES

Introduction

British Land's net investment in joint ventures is £804 million (2004: £658 million) at 31 March 2005. This investment is principally in 12 (2004: 12) active joint ventures which hold £2.7 billion (2004: £2.4 billion) of properties in retail, offices and development. The joint ventures are financed by £496 million (2004: £530 million) of external debt, without recourse to British Land.

British Land has proven its sustained ability to work constructively with other major companies, and its reputation enables it to continue to attract new ventures.

Joint venture model

All British Land's joint ventures share a common framework:

- a separate entity formed to own property;
- the joint venture entity is controlled on a 50:50 basis by a board on which each partner is equally represented (with no casting votes);
- established with a specific term, at the expiry of which, unless otherwise agreed, it will terminate in accordance with the terms agreed at the outset (with additional provisions for early termination if the partners reach deadlock); and
- funding is by a varying combination of equity and subordinated loans (which enable income to be received gross) from the two joint venture partners and external debt.

Joint venture rationale

Joint ventures benefit British Land because:

- they have provided access to desirable properties that were not on the market;
- they enhance relationships and negotiations with tenants across a greater number of locations;
- they are able to raise finance on the strength of their own balance sheets with minimal or no support from either partner, thereby significantly lowering the initial equity investments and enhancing the returns on capital;
- they restrict the risks associated with a specific property investment or development by sharing the project with a partner; and
- British Land earns fees from services provided to joint ventures.

Joint venture activity

Key activities since April 2004 were:

- the sale in February 2005 of the Bristol store by BL Fraser Limited, significantly above valuation, with £26 million being returned to the shareholders from the proceeds;
- the refinancing in February 2005 of Tesco BL Holdings Limited which resulted in over £100 million being returned to the shareholders;
- the refinancing in April 2005 of The Scottish Retail Property Limited Partnership, joint venture with Land Securities Group PLC, with £430 million raised by way of a seven year securitisation, most of which was returned to the joint venture partners;
- The Public House Company continued with its programme of auction sales, in which 17 public houses were profitably sold in the year, raising £22 million;
- the acquisition by British Land of the outstanding 50% interest in the four BL West joint venture companies for £50 million (and the repayment of these companies' debt) in April 2005.

Summary of British Land's share in joint ventures

	2005 £m	2004 £m	Change £m
Profit and loss account			
Gross rental income	**73.4**	78.9	(5.5)
Operating profit	**67.7**	67.5	0.2
Disposal of fixed assets	**8.1**	7.4	0.7
Net interest – external	**(32.3)**	(40.0)	7.7
Net interest – shareholders	**(3.2)**	(6.6)	3.4
Profit before tax	**40.3**	28.3	12.0
Balance sheet			
Gross assets	**1,444.9**	1,299.8	145.1
Gross liabilities	**(640.9)**	(641.6)	0.7
Net investment	**804.0**	658.2	145.8
Number of active joint ventures	**12**	12	

The Scottish Retail Property Limited Partnership

JV Partner:	Land Securities Group PLC
Date Established:	March 2004
Portfolio value:	£605m, comprising shopping centres in Aberdeen and East Kilbride
Annualised net rent:	£33m
Finance:	£430m raised in April 2005, without recourse to the joint venture parties
Value of British Land net investment:	£301m

The joint venture properties comprise over 130,060 sq m (1.4 million sq ft) of retail space in major shopping centres: The St Nicholas and Bon Accord Centre, Aberdeen and the East Kilbride shopping centre.

The Partnership provides benefits of scale and enables the partners to maximise the long-term value of the centres. During the year the Partnership has acquired further strategic interests at East Kilbride such that the six principal malls are now managed and operated as an integrated shopping destination, providing almost all of the retail for the town centre of East Kilbride.

Following the year end, the joint venture raised £430 million though a seven year securitisation.

Joint ventures with Tesco PLC

British Land has three joint ventures with Tesco PLC, which together own £923 million of retail properties, comprising 13 superstores, four retail parks and four shopping centres, anchored by Tesco stores.

BLT Properties

JV Partner:	Tesco PLC
Date Established:	November 1996
Portfolio value:	£283m, comprising two retail parks and eight Tesco superstores
Annualised net rent:	£15m
Finance:	£185m loan provided by a syndicate of banks, without recourse to the joint venture partners
Value of British Land net investment:	£58m

One of the first joint ventures, BLT has been active in extending the properties, making capital contributions to the cost of further development and achieving increases in rental income.

During the year, the joint venture completed the funding of a 1,000 sq m (10,800 sq ft) extension at Formby and four other stores within the portfolio are being planned for extension, including mezzanine floor levels, or redevelopment in the next few years.

In November 2003, when the joint venture reached the end of its initial contracted term, it was renewed for a further seven year term and refinanced.

Tesco BL Holdings

JV Partner:	Tesco PLC
Date Established:	November 1999
Portfolio value:	£491m, comprising two retail parks and two shopping centres each anchored by Tesco, and five Tesco supermarkets
Annualised net rent:	£26m
Finance:	£315m loan provided by a syndicate of banks, without recourse to the joint venture partners
Value of British Land net investment:	£92m

This joint venture was established to acquire nine properties from The Tesco British Land Property Partnership in November 1999.

During the year the joint venture has successfully negotiated the surrender of the Focus unit at The Kingston Centre, Milton Keynes, which has been pre-let to Marks and Spencer. These transactions have increased the income to the joint venture and raised the overall rental value of the property. Next PLC have also signed an agreement to lease to move into a new unit at The Kingston Centre, which will enhance the Centre's retail offer.

The rent review of the Tesco store at the Serpentine Green Centre, Peterborough has been settled at a level of £23 per sq ft, representing one of the highest superstore rents achieved to date.

In February 2005 the joint venture was refinanced with a new £315 million loan, provided by a syndicate of banks led by WestLB and without recourse to the joint venture shareholders. This loan repaid the £200 million outstanding loan and returned over £100 million to the shareholders.

Tesco British Land Property Partnership

JV Partner:	Tesco PLC
Date Established:	February 1998
Portfolio value:	£149m, being two district shopping centres anchored by Tesco
Annualised net rent:	£10m
Finance:	£87m loan, with recourse only to the partnership assets
Value of British Land net investment:	£26m

The partnership with Tesco was originally established to acquire 12 retail properties from the partners, and in November 1999 it sold nine properties to the newly formed Tesco BL Holdings, retaining three properties, one of which was sold in 2001.

During the year the partnership settled both of the main Tesco store rent reviews at Weston Favell, Northampton and Beaumont Leys, Leicester. The partnership has developed and let a new unit to Wilkinson of 2,800 sq m (30,000 sq ft) and has recently agreed terms with Next PLC who will take a 930 sq m (10,000 sq ft) store in a prominent position at Beaumont Leys.

BL Davidson

JV Partner:	Manny Davidson, his family and family trusts
Date Established:	September 2001
Portfolio value:	£616m, comprising circa 70 properties, principally retail warehouses
Annualised net rent:	£33m
Finance:	£114m loan facilities provided by Royal Bank of Scotland, without recourse to the joint venture partners. The joint venture subsidiaries also have debentures of £115m, and other smaller bank loans.
Value of British Land net investment:	£166m

This joint venture was established to acquire Asda Property Holdings plc, which owned a portfolio of properties, principally retail warehousing and Central London offices.

During the year, BL Davidson purchased Harris Ventures' half share of the Retail Warehouse Company joint venture, containing four high quality retail parks and a new industrial and warehouse development, together valued at £122m.

BL Fraser

JV Partner:	House of Fraser PLC
Date Established:	July 1999
Portfolio value:	£286m, comprising 13 department stores
Annualised net rent:	£14m
Finance:	£138m loan provided by a syndicate of banks, without recourse to the joint venture partners
Value of British Land net investment:	£72m

This joint venture was established to acquire and leaseback 15 House of Fraser freehold and long leasehold department stores, mostly in major provincial towns and cities. The joint venture has purchased a further store in Bristol from Bentalls, funded a significant redevelopment of the Guildford store, and profitably sold the stores in Doncaster, Perth and Darlington.

In February 2005, the store in Bristol was sold at well above valuation, with funds totalling £26 million returned to the shareholders.

All properties are let on 40 year full repairing and insuring leases to House of Fraser with minimum guaranteed uplifts for each of the first two 5-yearly rent reviews, based on the higher of 3% per annum uplift (since 1999) or open market value.

BL West companies

JV Partners:	WestLB, WestImmo and Provinzial (together 50%)
Date Established:	September 2000
Portfolio value:	£181m, comprising two city office buildings
Annualised net rent:	£13m
Finance:	£108m bank loan provided by a syndicate, without recourse to the joint venture partners
Value of British Land net investment:	£49m

In April 2005 British Land obtained 100% ownership by acquiring the shares of its joint venture partners for £50 million and repaying the related debt.

We also have joint ventures with:

- Rosemound Developments to develop distribution warehouse accommodation at the Daventry International Rail Freight Terminal;
- Gazeley Properties to develop primarily distribution warehouses at Enfield (now all complete and sold), Redditch and Thatcham;
- Scottish & Newcastle (Public House Company) for the small remaining pubs investment;
- Conran Holdings and Wyndham International (GEH Properties) in respect of the long leasehold interest in the Great Eastern Hotel;
- Solihull Metropolitan Borough Council to provide the Blythe Valley Innovation Centre for start up, technology based businesses;
- The Royal Bank of Scotland plc, established in April 2005, for new residential investments.

Consolidated Profit & Loss Account
for the year ended 31 March 2005

	Note	2005 £m	2004 £m
Gross rental income		**619.9**	565.6
Less share of joint ventures	10	**(73.4)**	(78.9)
Gross rental income - Group		**546.5**	486.7
Operating profit	3	**462.3**	421.8
Share of operating profits of joint ventures	10	**67.7**	67.5
Disposal of fixed assets - including amounts from joint ventures (note 10)	4	**23.8**	32.9
Profit on ordinary activities before interest		**553.8**	522.2
Net interest payable - including amounts from joint ventures (note 10)	5	**(352.0)**	(336.2)
Exceptional item	5	**(180.0)**	
Profit on ordinary activities before taxation		**21.8**	186.0
Taxation credit (charge)	6	**36.9**	(14.5)
Profit on ordinary activities after taxation		**58.7**	171.5
Ordinary dividends	7	**(83.9)**	(70.8)
Retained (loss) profit for the year		**(25.2)**	100.7
Basic earnings per share	8	**11.5 p**	35.1 p
Diluted earnings per share	8	**11.3 p**	34.5 p
Adjusted basic earnings per share *	8	**39.7 p**	37.0 p
Adjusted diluted earnings per share *	8	**38.9 p**	36.3 p
Dividend per share	7	**15.7 p**	14.5 p

The results stated above relate to the continuing activities of the Group.

* Adjusted to exclude the capital allowance effects of FRS 19 and the post tax impact of the exceptional item disclosed in note 5.

Consolidated Balance Sheet
as at 31 March 2005

		Note	2005 £m	2004 £m
Fixed assets				
Investment properties		9	**10,981.8**	9,251.2
Investments in joint ventures				
Share of gross assets		10	**1,444.9**	1,299.8
Share of gross liabilities		10	**(640.9)**	(641.6)
			804.0	658.2
Other investments		11	**153.1**	17.2
Negative goodwill		11	**(18.1)**	(14.1)
			11,920.8	9,912.5
Current assets				
Trading properties		9	**35.9**	41.6
Debtors		12	**121.4**	67.8
Cash and deposits		16	**150.8**	173.7
Total current assets			**308.1**	283.1
Creditors due within one year		13	**(756.6)**	(869.9)
Net current liabilities			**(448.5)**	(586.8)
Total assets less current liabilities			**11,472.3**	9,325.7
Creditors due after one year		14	**(5,788.7)**	(4,406.3)
Convertible Bonds		16		(149.0)
Provisions for liabilities and charges		15	**(101.3)**	(101.1)
Pension (liability) asset		25	**(3.0)**	0.1
Net assets			**5,579.3**	4,669.4
Capital and reserves				
Called up share capital		20	**129.6**	122.0
Share premium		20	**1,251.9**	1,109.3
Capital redemption reserve		20	**8.1**	8.1
Other reserves		20	**(8.0)**	(6.1)
Revaluation reserve		20	**3,395.2**	2,615.2
Profit and loss account		20	**802.5**	820.9
Equity shareholders' funds			**5,579.3**	4,669.4
Adjusted Net Asset Value per share	Basic	19	**1118 p**	999 p
	Fully diluted	19	**1111 p**	966 p

(The adjusted Net Asset Value per share includes the external valuation surplus on development and trading properties but excludes the capital allowance effects of FRS 19.)

Approved by the Board on 24 May 2005

Other Consolidated Primary Statements
for the year ended 31 March 2005

	Note	2005 £m	2004 £m
Statement of total recognised gains and losses			
Profit on ordinary activities after taxation		**58.7**	171.5
Unrealised surplus on revaluation:			
- investment properties		**586.9**	396.6
- joint ventures		**161.5**	65.3
- other investments		**43.1**	0.3
		791.5	462.2
Exchange movements on net investments		**(0.3)**	0.3
Taxation on realisation of prior year revaluations			(4.6)
Pension scheme movements	25	**(2.7)**	(0.2)
Fair value adjustment on consolidation of former joint ventures			(8.3)
Total recognised gains and losses relating to the financial year		**847.2**	620.9

	2005 £m	2004 £m
Note of historical cost profits and losses		
Profit on ordinary activities before taxation	**21.8**	186.0
Realisation of prior year revaluations	**11.5**	72.2
Historical cost profit on ordinary activities before taxation	**33.3**	258.2
Taxation	**36.9**	(14.5)
Taxation on realisation of prior year revaluations		(4.6)
Ordinary dividends	**(83.9)**	(70.8)
Historical cost (loss) profit for the year retained after taxation and dividends	**(13.7)**	168.3

Other Consolidated Primary Statements (continued)
for the year ended 31 March 2005

	2005 £m	2004 £m
Reconciliation of movements in shareholders' funds		
Profit on ordinary activities after taxation	**58.7**	171.5
Ordinary dividends	**(83.9)**	(70.8)
Retained (loss) profit for the year	**(25.2)**	100.7
Revaluation of investment properties and investments	**791.5**	462.2
Exchange movements on net investments	**(0.3)**	0.3
Taxation on realisation of prior year revaluations		(4.6)
Fair value adjustment on consolidation of former joint ventures		(8.3)
	766.0	550.3
Shares issued	**150.2**	1.7
Pension scheme movements	**(2.7)**	(0.2)
Purchase and cancellation of own shares		(5.0)
Purchase of ESOP shares	**(10.9)**	(6.7)
Adjustment for share and share option awards	**7.3**	6.0
Increase in shareholders' funds	**909.9**	546.1
Opening shareholders' funds	**4,669.4**	4,123.3
Closing shareholders' funds	**5,579.3**	4,669.4

Consolidated Cash Flow Statement
for the year ended 31 March 2005

	Note	2005 £m	2004 £m
Net cash inflow from operating activities	18	**462.2**	381.4
Dividends received from joint ventures		**15.8**	79.7
Returns on investments and servicing of finance			
Interest received		**9.8**	12.9
Interest paid		**(349.0)**	(301.5)
Dividends received			0.2
		(339.2)	(288.4)
Taxation			
UK corporation tax paid		**(10.0)**	(4.1)
Foreign tax paid		**(3.6)**	(5.5)
		(13.6)	(9.6)
Net cash inflow from operating activities and investments after finance charges and taxation		**125.2**	163.1
Capital expenditure and financial investment			
Purchase of investment properties and development expenditure		**(508.9)**	(316.9)
Purchase of investments		**(97.9)**	(10.8)
Sale of investment properties		**81.3**	171.3
Sale of investments		**3.7**	20.8
		(521.8)	(135.6)
Acquisitions and disposals			
Purchase of subsidiary companies *		**(41.0)**	(110.2)
Cash at bank acquired with interest in subsidiary companies		**4.9**	5.8
Investment in and loans to joint ventures		**(23.4)**	(34.8)
Sale of shares in and loans repaid by joint ventures		**54.8**	89.2
		(4.7)	(50.0)
Equity dividends paid		**(76.6)**	(67.0)
Net cash outflow before management of liquid resources and financing		**(477.9)**	(89.5)
Management of liquid resources			
(Increase) decrease in term deposits		**(18.6)**	11.9
Financing			
Issue of ordinary shares		**1.2**	1.7
Purchase and cancellation of own shares			(5.0)
Purchase of ESOP shares		**(10.9)**	(6.7)
Issue of Broadgate Estate securitised debt		**2,080.7**	
Redemption of Broadgate Funding PLC securitised debt		**(1,439.7)**	
Redemption of 135 Bishopsgate securitised debt		**(138.4)**	
Repayment of debt acquired with subsidiary companies *		**(648.6)**	
Issue of Meadowhall Shopping Centre securitised debt			50.7
Issue of Sainsbury supermarkets securitised debt			84.0
Redemption of Broadgate Class D Unsecured Notes 2014			(73.5)
Increase in bank and other borrowings		**614.3**	73.4
		458.6	124.6
(Decrease) increase in cash	18	**(37.9)**	47.0

* Properties of £702.2m acquired through corporate structures.

Notes to the financial information
for the year ended 31 March 2005

1. Basis of preparation

The financial information is prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2004, consistently applied in all material respects.

The financial information set out in the announcement does not constitute the company's statutory accounts for the years ended 31 March 2005 or 2004, but is derived from those accounts. Statutory accounts for 2004 have been delivered to the Registrar of Companies and those for 2005 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985.

2. Proforma information based on proportional consolidation

The following proforma information does not form part of the consolidated primary statements or the notes thereto. It shows the results of the group, with joint ventures consolidated on a proportional basis, with development and trading properties shown at external valuation and lease incentive and rent review debtors reclassified to investment properties, and after adding back the capital allowance effects of FRS19.

	Note	2005 £m	2004 £m
Profit and loss account			
Gross rental income		**619.9**	565.6
Net rental income		**571.8**	523.0
Other income		**6.2**	6.2
Administrative expenses		**(51.2)**	(43.6)
Earnings before interest and property sales		**526.8**	485.6
Net interest payable	5	**(352.0)**	(336.2)
Underlying profit before taxation		**174.8**	149.4
Profit on property trading		**3.2**	3.7
Disposal of fixed assets	4	**23.8**	32.9
Exceptional item	5	**(180.0)**	
Profit on ordinary activities before taxation		**21.8**	186.0
Taxation	6	**36.9**	(14.5)
Adjustment for capital allowance effects of FRS19	8	**17.3**	9.1
Profit on ordinary activities after taxation		**76.0**	180.6
Ordinary dividends	7	**(83.9)**	(70.8)
Retained (loss) profit for the year		**(7.9)**	109.8

Balance sheet

	Note	2005 £m	2004 £m
Assets			
Total properties at valuation	9	**12,506.9**	10,639.4
Other investments	11	**153.1**	17.2
Negative goodwill		**(35.2)**	(33.3)
		12,624.8	10,623.3
Debtors and prepayments		**77.8**	49.8
Cash and deposits		**207.3**	211.7
		285.1	261.5
Creditors due within one year		**(877.1)**	(909.7)
Total assets less current liabilities		**12,032.8**	9,975.1
Creditors due after one year		**(6,258.5)**	(4,952.7)
Convertible bonds			(149.0)
Deferred taxation		**(108.3)**	(109.1)
Adjustment for capital allowance effects of FRS19	6	**130.2**	112.9
Pension (liability) asset		**(3.0)**	0.1
Net assets	19	**5,793.2**	4,877.3
Equity shareholders' funds		**5,793.2**	4,877.3

3. Operating profit

	2005 £m	2004 £m
Gross rental income	**546.5**	486.7
Service charge receivable	**47.1**	37.6
Total income	**593.6**	524.3
Rents payable	**(3.1)**	(3.7)
Other property outgoings	**(86.2)**	(70.3)
Net rental income	**504.3**	450.3
Profit on property trading (see below)	**0.6**	6.0
Other income	**6.2**	6.2
Administrative expenses	**(48.8)**	(40.7)
Operating profit	**462.3**	421:8
Profit on property trading		
Sale proceeds	**6.6**	11.0
Cost of sales	**(6.0)**	(5.0)
Profit on property trading	**0.6**	6.0

Property derivatives

The surplus of £0.2m arising on the revaluation of property derivatives is included in other income (2004: £nil).

Net rental income from encumbered assets

Net rental income for the year from properties which, at the year end, were subject to a security interest or held by non recourse companies was £376.5m (2004: £347.0m).

4. Profit on the disposal of fixed assets

	2005 £m	2004 £m
British Land Group	**15.7**	25.5
Share of joint ventures	**8.1**	7.4
	23.8	32.9

Included in the tax charge is a net charge of £2.2m (2004: £8.7m) attributable to property sales.

5. Net interest payable

		2005 £m	2004 £m
British Land Group			
Payable on:	bank loans and overdrafts	**76.5**	52.2
	other loans	**260.6**	263.7
		337.1	315.9
Deduct:	development cost element	**(7.8)**	(13.3)
		329.3	302.6
Receivable on:	deposits and securities	**(9.4)**	(6.7)
	loans to joint ventures	**(3.2)**	(6.6)
Other finance (income) costs:	expected return on pension scheme assets	**(2.7)**	(1.7)
	interest on pension scheme liabilities	**2.5**	2.0
Total British Land Group		**316.5**	289.6
Share of joint ventures			
Interest payable on shareholder loans		**3.2**	6.6
Other interest payable (net)		**32.3**	40.0
Total share of joint ventures (note 10)		**35.5**	46.6
Net interest payable		**352.0**	336.2

Interest on development expenditure is capitalised at a rate of 5.6% (2004: 4.7%).

Exceptional item

On 2 March 2005 the Group incurred an exceptional charge of £180m whilst redeeming the securitised debt of Broadgate Funding PLC and 135 Bishopsgate Financing Limited. On the same day Broadgate Financing PLC issued £2,080m of new securitised debt in respect of the Broadgate Estate (see note 16). The pre tax exceptional item of £180m (post tax: £126m, after £54m tax credit) relates mainly to the difference between the redemption value and the carrying value of the redeemed debt.

6. Taxation

	2005 £m	2004 £m
Current tax		
UK corporation tax (30%)	**(2.5)**	13.4
Foreign tax	**2.1**	4.1
	(0.4)	17.5
Adjustments in respect of prior years	**(45.1)**	(17.9)
Total current tax credit	**(45.5)**	(0.4)
Deferred tax		
Origination and reversal of timing differences	**0.2**	3.0
Tax associated with pension movements	**(0.2)**	2.7
Total deferred tax charge		5.7
Group total taxation	**(45.5)**	5.3
Attributable to joint ventures	**8.6**	9.2
Total taxation **- *effective tax rate: -169.3% (pre-exceptional: 8.5%) (2004: 7.8%)***	**(36.9)**	14.5
Pre-exceptional tax charge	**17.1**	14.5
Exceptional tax credit (note 5)	**(54.0)**	
Total tax credit	**(36.9)**	14.5
Tax reconciliation		
Profit on ordinary activities before taxation	**21.8**	186.0
Less - Share of profit of joint ventures	**(40.3)**	(28.3)
Group (loss) profit on ordinary activities before taxation	**(18.5)**	157.7
Tax on group profit on ordinary activities at UK corporation tax rate of 30% (2004: 30%)	**(5.6)**	47.3
Effects of:		
Capital allowances	**(9.3)**	(6.8)
Tax losses and other timing differences	**11.0**	(29.3)
Expenses not deductible for tax purposes	**3.5**	6.3
Adjustments in respect of prior years	**(45.1)**	(17.9)
Group current tax credit	**(45.5)**	(0.4)

Factors affecting future tax rate

Capital allowances and losses which are available will reduce the current tax charge below 30%. Capital allowances are claimed on eligible investment assets. Where a deferred tax asset is recognised for losses carried forward there will be a deferred tax charge when those losses are used. Chargeable gains arising when investment assets are sold may be reduced by available capital losses. Deferred tax provisions for capital allowances are expected to be released on sale.

Contingent tax

The unprovided tax, in relation to equity shareholders' funds of £5,579.3m, which would arise on the disposal of British Land Group properties, investments in joint ventures and other investments, at valuation, after available loss relief, but without recourse to tax structuring is in the region of £780m (2004: £570m).

Adjusted net assets are £5,793.2m and are stated after adding back the FRS19 provision of £130.2m (2004: £112.9) and the surplus on development and trading properties of £83.7m. The unprovided tax, in relation to adjusted net assets, which would arise on the disposal of British Land Group properties, other investments, and share of properties held in joint ventures, at valuation, after available loss relief, but without recourse to tax structuring, is in the region of £920m (2004: £680m).

7. Ordinary dividends

	2005 pence	2004 pence	2005 £m	2004 £m
Interim	**4.80**	4.43	**27.4**	21.6
Proposed final	**10.90**	10.07	**56.5**	49.2
Total for year	**15.70**	14.50	**83.9**	70.8

The final dividend of 10.90 pence will be paid on 19 August 2005 to shareholders on the register at the close of business on 22 July 2005. The ex-dividend date is 20 July 2005. The interim dividend was paid on 18 February 2005.

8. Basic and diluted earnings per share

Basic and diluted earnings per share are calculated on the profit on ordinary activities after taxation and on the weighted average number of shares in issue during the year as shown below:

	2005		2004	
	Weighted average number of shares m	**Profit after taxation £m**	Weighted average number of shares m	Profit after taxation £m
Earnings per share				
Basic	**509.2**	**58.7**	488.1	171.5
Diluted	**519.2**	**58.7**	519.0	179.3
Adjusted earnings per share				
Basic	**509.2**	**202.0**	488.1	180.6
Diluted	**519.2**	**202.0**	519.0	188.4
Underlying earnings per share				
Basic	**509.2**	**178.0**	488.1	154.3
Diluted	**519.2**	**178.0**	519.0	162.1

The basic weighted average number of shares has changed as a result of the conversion on or before 30 July 2004 of the 6% Irredeemable Convertible Bonds.

Adjusted earnings per share are calculated by excluding the post tax profit adjustment of £17.3m (2004: £9.1m) which is the capital allowance effect of FRS 19 which is not expected to arise, as described in note 15, in addition to the post tax effect of £126m of the exceptional item described in note 5.

Underlying earnings per share is calculated by taking the underlying profit before taxation (disclosed in note 2) and adjusting for related taxation (2005: credit £3.2m; 2004: credit £4.9m).

9. Investment, development and trading properties

	Freehold £m	Leasehold Long £m	Leasehold Short £m	Total £m
Investment and development properties				
Valuation and cost 1 April 2004	8,857.0	386.5	7.7	**9,251.2**
Additions - purchases and capital expenditure	1,059.1	152.5		**1,211.6**
Disposals	(69.0)		0.1	**(68.9)**
Reallocation	(21.7)	21.8	(0.1)	
Exchange fluctuations	1.0			**1.0**
Revaluations	565.7	20.1	1.1	**586.9**
Valuation and cost 31 March 2005	**10,392.1**	**580.9**	**8.8**	**10,981.8**
Trading properties				
At lower of cost and net realisable value				
31 March 2005	27.2	8.4	0.3	**35.9**
External valuation surplus on development and trading properties				**81.3**
Adjustment for lease incentive and minimum guaranteed rent review debtors				**54.9**
Total investment, development and trading properties				**11,153.9**

Investment, development and trading properties were valued by external valuers on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors.

		£m
On an open market basis - External valuations:		
United Kingdom:	ATIS REAL Weatheralls	**10,801.7**
United Kingdom:	FPD Savills	**282.6**
Republic of Ireland:	Jones Lang LaSalle	**68.6**
Netherlands:	CB Richard Ellis B.V.	**1.0**
Total investment, development and trading properties		**11,153.9**

Total external valuation surplus on development and trading properties

	£m
British Land Group	**81.3**
Share of joint ventures	**2.4**
	83.7

Properties valued at £7,051.9m (2004: £6,672.8m) were subject to a security interest and other properties of non-recourse companies amounted to £41.9m (2004: £84.3m).

9. Investment, development and trading properties (continued)

Total property valuations including share of joint ventures

	2005 £m	2004 £m
British Land Group		
Investment and development properties	**10,981.8**	9,251.2
Trading properties	**35.9**	41.6
External valuation surplus on development and trading properties	**81.3**	92.7
Lease incentive and minimum guaranteed rent review debtors	**54.9**	27.6
	11,153.9	9,413.1
Share of joint ventures		
Properties	**1,347.8**	1,221.8
External valuation surplus on development and trading properties	**2.4**	2.3
Lease incentive and minimum guaranteed rent review debtors	**2.8**	2.2
	1,353.0	1,226.3
Total property portfolio valuation	**12,506.9**	10,639.4

The valuation of the BL Davidson portfolio included within joint ventures has been agreed by the directors of the joint venture at 31 December 2004, and is derived from an open market valuation by FPD Savills at 30 June 2004, with adjustments made to reflect movements on property valuation to the year end date.

10. Joint ventures' summary financial statements

	BL Fraser Ltd	BLT Properties Ltd	The Tesco British Land Property Partnership	Tesco BL Holdings Ltd	BL Rosemound Limited Partnership	BL West companies
All joint ventures are held equally on a 50:50 basis						
Partners	House of Fraser plc	Tesco plc	Tesco plc	Tesco plc	Rosemound Developments Ltd	West LB, WestImmo, and Provinzial
Date established	July 1999	November 1996	February 1998	November 1999	March 2004	September 2000
Accounting year end	29 January	31 December	31 December	31 December	31 March	31 December
Summarised profit and loss accounts	£m	£m	£m	£m	£m	£m
Gross rental income	14.3	15.3	10.1	26.6		17.1
Net rental income	14.0	14.7	9.7	25.2		16.1
Other expenditure	(0.4)	(0.4)	(0.3)	(0.4)		(0.3)
Profit (loss) on property trading					0.4	
Operating profit	13.6	14.3	9.4	24.8	0.4	15.8
Disposal of fixed assets						(1.4)
Net interest - external	(9.0)	(10.9)	(3.6)	(13.7)	(1.2)	(11.2)
- shareholders	(1.5)	0.8		(6.0)		
Net interest (payable) receivable	(10.5)	(10.1)	(3.6)	(19.7)	(1.2)	(11.2)
Profit (loss) before tax	3.1	4.2	5.8	5.1	(0.8)	3.2
Tax	(0.5)	(1.3)	(2.1)	(0.9)	0.2	0.2
Profit (loss) after tax	2.6	2.9	3.7	4.2	(0.6)	3.4
Summarised statements of total recognised gains and losses						
Profit (loss) retained for the year	2.6	2.9	3.7	4.2	(0.6)	3.4
Unrealised surplus (deficit) on revaluation	29.9	26.1	18.7	74.8		18.0
Total recognised gains and losses relating to the financial year	32.5	29.0	22.4	79.0	(0.6)	21.4
Summarised balance sheets						
Investment properties at valuation	285.6	282.5	148.0	490.6		181.0
Development and trading properties at cost					36.6	
Total properties	285.6	282.5	148.0	490.6	36.6	181.0
Current assets	0.9	0.9	2.0	4.0	1.1	0.2
Upstream loans to joint venture shareholders		17.1				
Cash and deposits	5.9	9.3	11.8	17.9	0.5	30.5
Gross assets	292.4	309.8	161.8	512.5	38.2	211.7
Current liabilities	(5.0)	(7.4)	(21.6)	(12.1)	(2.6)	(6.3)
Bank debt falling due within one year	(4.0)				(10.8)	(108.0)
Bank debt falling due after one year	(133.7)	(184.6)	(86.8)	(314.0)	(10.0)	
Debentures						
Deferred tax	(5.0)	(1.0)	(1.2)	(3.0)		
Gross liabilities	(147.7)	(193.0)	(109.6)	(329.1)	(23.4)	(114.3)
Net external assets	144.7	116.8	52.2	183.4	14.8	97.4
Represented by:						
Shareholder loans	27.1				16.6	
Ordinary shareholders' funds / Partners' capital	117.6	116.8	52.2	183.4	(1.8)	97.4
Total investment	144.7	116.8	52.2	183.4	14.8	97.4
Capital commitments		24.1	2.5	2.6	32.6	0.4
Contingent tax	24.9	30.4	8.0	40.6		

10. Joint ventures' summary financial statements (continued)

	BL Davidson * Ltd	The Scottish Retail Property Limited Partnership	Other Joint Ventures	**British Land Share**	2004 Comparative
All joint ventures are held equally on a 50:50 basis					
Partners	Manny Davidson, his family & trusts	Land Securities Group PLC			
Date established	September 2001	March 2004			
Accounting year end	31 December	31 March			
Summarised profit and loss accounts	£m	£m	£m	**£m**	£m
Gross rental income	28.1	33.1	2.2	**73.4**	78.9
Net rental income	25.0	28.4	1.9	**67.5**	72.7
Other expenditure	(1.5)	(1.3)	(0.2)	**(2.4)**	(2.9)
Profit (loss) on property trading	4.7		0.1	**2.6**	(2.3)
Operating profit	28.2	27.1	1.8	**67.7**	67.5
Disposal of fixed assets	15.7		1.9	**8.1**	7.4
Net interest - external	(15.0)	0.3	(0.3)	**(32.3)**	(40.0)
- shareholders	(0.2)		0.5	**(3.2)**	(6.6)
Net interest (payable) receivable	(15.2)	0.3	0.2	**(35.5)**	(46.6)
Profit (loss) before tax	28.7	27.4	3.9	**40.3**	28.3
Tax	(4.6)	(8.2)		**(8.6)**	(9.2)
Profit (loss) after tax	24.1	19.2	3.9	**31.7**	19.1
Summarised statements of total recognised gains and losses					
Profit (loss) retained for the year	24.1	19.2	3.9	**31.7**	19.1
Unrealised surplus (deficit) on revaluation	109.0	39.5	7.0	**161.5**	65.3
Total recognised gains and losses relating to the financial year	133.1	58.7	10.9	**193.2**	84.4
Summarised balance sheets					
Investment properties at valuation	589.4	604.5	51.8	**1,316.7**	1,190.3
Development and trading properties at cost	19.2		6.4	**31.1**	31.5
Total properties	608.6	604.5	58.2	**1,347.8**	1,221.8
Current assets	10.8	5.6	2.9	**14.2**	11.8
Upstream loans to joint venture shareholders			35.8	**26.5**	28.2
Cash and deposits	18.6	15.4	2.9	**56.4**	38.0
Gross assets	638.0	625.5	99.8	**1,444.9**	1,299.8
Current liabilities	(52.9)	(23.1)	(32.7)	**(81.9)**	(65.8)
Bank debt falling due within one year	(41.5)		(0.1)	**(82.2)**	(21.4)
Bank debt falling due after one year	(93.8)		(1.9)	**(412.4)**	(484.4)
Debentures	(114.8)			**(57.4)**	(62.0)
Deferred tax	(3.7)		(0.1)	**(7.0)**	(8.0)
Gross liabilities	(306.7)	(23.1)	(34.8)	**(640.9)**	(641.6)
Net external assets	331.3	602.4	65.0	**804.0**	658.2
Represented by:					
Shareholder loans		39.8	(3.1)	**40.2**	71.6
Ordinary shareholders' funds / Partners' capital	331.3	562.6	68.1	**763.8**	586.6
Total investment	331.3	602.4	65.0	**804.0**	658.2
Capital commitments		0.5	2.5	**32.6**	12.9
Contingent tax	84.5	33.2	4.0	**112.8**	81.5

* British Land's share of negative goodwill is included in Current Liabilities, and amounts in total to £17.1m (2004 - £19.2m).

10. Joint ventures (continued)

The movement for the year:

	Equity £m	Loans £m	Total £m
At 1 April 2004	586.6	71.6	**658.2**
Additions	(0.2)	23.4	**23.2**
Repayment of loans		(54.8)	**(54.8)**
Share of profit attributable to joint ventures	31.7		**31.7**
Dividends from joint ventures	(15.8)		**(15.8)**
Revaluation	161.5		**161.5**
At 31 March 2005	**763.8**	**40.2**	**804.0**

The Group's share of joint venture external net debt as at 31 March 2005 was £495.6m (2004: £529.8m).

The Group's share of the market value of the joint venture debt and derivatives as at 31 March 2005 was £8.5m more than the Group's share of the book value (2004: £14.9m).

The Group's share of joint venture properties as at 31 March 2005 was £1,347.8m (2004: £1,221.8m).

All companies are property investment companies registered in England and Wales unless otherwise stated.

11. Other investments and negative goodwill

	Other investments £m
At 1 April 2004	17.2
Additions	97.9
Disposals	(5.1)
Revaluations	43.1
At 31 March 2005	**153.1**

For the year ended 31 March 2005 dividends and interest from other investments amounted to £0.7m (2004: £1.1m).

British Land's investment in Songbird Estates PLC was valued by a major, independent firm of Chartered Accountants on the basis of open market value at £140m as at 31 March 2005.

	Negative goodwill £m
At 1 April 2004	(14.1)
Additions - see note 17	(4.6)
Release on sales	0.6
At 31 March 2005	**(18.1)**

Negative goodwill arises on purchases of corporate entities with contingent tax liabilities. Any discount received is recognised as negative goodwill, which is released on subsequent sale of the related properties.

12. Debtors

	2005 £m	2004 £m
Trade debtors	**38.6**	37.3
Amounts owed by joint ventures	**0.8**	0.3
Corporation tax	**22.3**	
Prepayments and accrued income	**59.7**	30.2
	121.4	67.8

Included in Prepayments and accrued income is an amount of £54.9m (2004: £27.6m), relating to lease incentives which are amortised over the period to the next open market rent review, as well as fixed and minimum guaranteed rent reviews which are spread over the lease term.

13. Creditors due within one year

	2005 £m	2004 £m
Debentures and loans *	**27.3**	38.5
Overdrafts *	**3.7**	7.3
Bank loans *	**376.7**	439.4
Trade creditors	**38.3**	65.2
Amounts owed to joint ventures	**27.9**	28.2
Corporation tax		36.7
Other taxation and social security	**13.5**	7.7
Accruals and deferred income	**212.7**	197.7
Proposed final dividend	**56.5**	49.2
	756.6	869.9

* See maturity analysis of net debt - note 16.

14. Creditors due after one year

	2005 £m	2004 £m
Debentures and loans *	**4,500.7**	3,842.0
Bank loans *	**1,283.0**	564.3
Minority interest - see note 17	**5.0**	
	5,788.7	4,406.3

* See maturity analysis of net debt - note 16.

15. Provisions for liabilities and charges

	2005 £m	2004 £m
At 1 April 2004	**101.1**	92.7
Liabilities assumed on consolidation of former joint ventures		5.4
Charged to profit and loss account	**0.2**	3.0
At 31 March 2005	**101.3**	101.1
Deferred tax is provided as follows:		
Capital allowances	**123.2**	104.9
Other timing differences	**(21.9)**	(3.8)
	101.3	101.1

The deferred tax liability relates primarily to capital allowances claimed on plant and machinery within investment properties. When a property is sold and the agreed disposal value for this plant and machinery is less than original cost, there is a release of the surplus part of the provision. The entire amount of the capital allowance provision would be expected to be released on sale.

16. Net debt

	Footnote	2005 £m	2004 £m
Secured on the assets of the Group			
Class A4 4.821% Bonds 2036	1.1, 2	**395.9**	
6.5055% Secured Notes 2038	1.2, 3		97.8
5.920% Secured Notes 2035	1.3	**59.2**	59.2
Class C2 5.098% Bonds 2035	1.1, 2	**214.3**	
Class B 4.999% Bonds 2033	1.1, 2	**364.6**	
Class A3 4.851% Bonds 2033	1.1, 2	**174.4**	
Class A1 Floating Rate Bonds 2032	1.1, 2	**224.3**	
Class A2 4.949% Bonds 2031	1.1, 2	**314.0**	
Class D Floating Rate Bonds 2025	1.1, 2	**149.5**	
7.743% Secured Notes 2025	1.4	**19.7**	19.7
Class C1 Floating Rate Bonds 2022	1.1, 2	**234.2**	
5.66% 135 Bishopsgate Securitisation 2018	1.5, 3		1.9
8.49% 135 Bishopsgate Securitisation 2018	1.5, 3		7.1
8.875% First Mortgage Debenture Bonds 2035		**246.7**	246.7
9.375% First Mortgage Debenture Stock 2028		**197.3**	197.3
10.5% First Mortgage Debenture Stock 2019/24		**12.6**	12.6
11.375% First Mortgage Debenture Stock 2019/24		**20.4**	20.4
6.75% First Mortgage Debenture Bonds 2020	1.6	**205.6**	206.0
6.75% First Mortgage Debenture Bonds 2011	1.6	**103.0**	103.5
Bank loan	1.7	**44.7**	45.0
		2,980.4	1,017.2
Unsecured			
Class A1 5.260% Unsecured Notes 2035	1.3	**573.7**	573.4
Class B 5.793% Unsecured Notes 2035	1.3	**99.2**	99.1
Class C Fixed Rate Unsecured Notes 2035	1.3	**84.3**	83.8
Class C2 6.4515% Unsecured Notes 2032	1.2, 3		73.4
Class B 6.0875% Unsecured Notes 2031	1.2, 3		220.2
Class A3 5.7125% Unsecured Notes 2031	1.2, 3		146.8
Class A2 5.67% Unsecured Notes 2029	1.2, 3		283.4
Class A2 (C) 6.457% Unsecured Notes 2025	1.4	**212.2**	212.3
Class B2 6.998% Unsecured Notes 2025	1.4	**206.0**	205.8
Class B3 7.243% Unsecured Notes 2025	1.4	**20.6**	20.5
Class A1 Fixed Rate Unsecured Notes 2024	1.2, 3		319.1
5.66% 135 Bishopsgate Securitisation 2018	1.5, 3		22.3
8.49% 135 Bishopsgate Securitisation 2018	1.5, 3		88.4
Class A1 6.389% Unsecured Notes 2016	1.4	**79.8**	84.3
Class B1 7.017% Unsecured Notes 2016	1.4	**79.6**	85.9
Class C1 6.7446% Unsecured Notes 2014	1.2, 3		147.4
Class A2 5.555% Unsecured Notes 2013	1.3	**39.7**	44.6
		1,395.1	2,710.7
6.30% Senior US Dollar Notes 2015	4	**97.4**	97.4
10.25% Bonds 2012		**1.7**	1.7
7.35% Senior US Dollar Notes 2007	4	**97.8**	97.8
Guaranteed Floating Rate Unsecured Loan Notes 2005		**0.3**	0.7
Bank loans and overdrafts		**1,618.7**	966.0
		3,211.0	3,874.3
6% Subordinated Irredeemable Convertible Bonds	5		149.0
Gross debt		**6,191.4**	5,040.5
Cash and deposits	6	**(150.8)**	(173.7)
Net debt		**6,040.6**	4,866.8

1 These borrowings are obligations of ringfenced, special purpose companies, with no recourse to other companies or assets in the Group.

		2005	2004
1.1	Broadgate Financing PLC	**2,071.2**	
1.2	Broadgate (Funding) PLC		1,288.1
1.3	MSC (Funding) PLC	**856.1**	860.1
1.4	BLSSP (Funding) PLC	**617.9**	628.5
1.5	135 Bishopsgate Financing Ltd		119.7
1.6	BL Universal PLC	**308.6**	309.5
1.7	BLU Nybil Ltd	**44.7**	45.0

2 A total of £2,080m Bonds were issued by Broadgate Financing PLC on 2 March 2005.

3 All the outstanding Notes of Broadgate (Funding) PLC and external loans of 135 Bishopsgate Financing Ltd were redeemed on 2 March 2005.

4 These borrowings have been hedged into Sterling from the date of issue.

5 All the outstanding 6% Subordinated Irredeemable Convertible Bonds were converted into ordinary shares on or before 30 July 2004.

6 Cash and deposits not subject to a security interest amount to £54.4m (2004: £82.5m). Following the April Interest Payment Date total cash and deposits held within the securitisation structures were reduced to some £22m (2004: £23m).

16. Net debt (continued)

Interest rate profile - including effect of derivatives

	2005 £m	2004 £m
Fixed rate	**5,339.8**	3,985.7
Capped rate	**100.0**	100.0
Variable rate (net of cash)	**600.8**	781.1
Net debt	**6,040.6**	4,866.8

All the above debt is effectively Sterling except for £84.2m (2004: £64.6m) of Euro debt of which £46.0m (2004: £31.8m) is fixed and the balance floating. At 31 March 2005 the weighted average interest rate of the Sterling fixed rate debt is 6.08% (2004: 6.72%). The weighted average period for which the rate is fixed is 16.1 years (2004: 17.9 years), the reduction is primarily due to the conversion of the Irredeemable Convertible Bond which was treated as having a life of 100 years for this calculation. The weighted average interest rate for the Euro fixed rate debt is 3.87% (2004: 4.25%) and the weighted average period for which the rate is fixed is 5.0 years (2004: 1.4 years). The floating rate debt is set for periods of the Company's choosing at the relevant LIBOR (or similar) rate.

Total borrowings where any instalments are due after five years is £3,064.0m (2004: £3,266.6m).

		2005 £m	2004 £m
Maturity analysis of net debt			
Repayable:			
within one year and on demand		**407.7**	485.2
between:	one and two years	**272.0**	345.1
	two and five years	**1,327.6**	488.6
	five and ten years	**532.6**	572.6
	ten and fifteen years	**811.5**	556.6
	fifteen and twenty years	**580.5**	710.5
	twenty and twenty five years	**948.8**	791.2
	twenty five and thirty years	**1,000.7**	635.0
	thirty and thirty five years	**310.0**	306.7
Irredeemable			149.0
Gross debt		**6,191.4**	5,040.5
Cash		**(54.7)**	(96.2)
Term deposits		**(96.1)**	(77.5)
Total cash and deposits		**(150.8)**	(173.7)
Net debt		**6,040.6**	4,866.8
Maturity of committed undrawn borrowing facilities			
Expiring:			
within one year		**114.0**	45.0
between:	one and two years	**95.0**	150.0
	two and three years	**10.0**	165.0
	three and four years	**441.9**	
	four and five years	**132.1**	604.9
	over five years	**25.0**	
Total		**818.0**	964.9

The above facilities are those freely available to be drawn for Group purposes. There is an additional undrawn 364 day revolving liquidity facility totalling £185m which is only available for requirements of the Broadgate securitisation.

16. Net debt (continued)

Comparison of market values and book values at 31 March 2005

	2005			2004		
	Market Value £m	**Book Value £m**	**Difference £m**	Market Value £m	Book Value £m	Difference £m
Securitisations	**3,581.1**	**3,545.2**	**35.9**	3,122.8	2,896.4	226.4
Debentures and unsecured bonds	**1,190.5**	**982.5**	**208.0**	1,160.3	983.4	176.9
Convertible Bonds				195.2	149.0	46.2
Bank debt and other floating rate debt	**1,663.7**	**1,663.7**		1,011.7	1,011.7	
Cash and deposits	**(150.8)**	**(150.8)**		(173.7)	(173.7)	
	6,284.5	**6,040.6**	**243.9**	5,316.3	4,866.8	449.5
Derivatives						
- unrecognised gains	**(10.0)**		**(10.0)**	(12.3)		(12.3)
- unrecognised losses	**60.0**		**60.0**	47.1		47.1
	50.0		**50.0**	34.8		34.8
Total	**6,334.5**	**6,040.6**	**293.9**	5,351.1	4,866.8	484.3

The Differences are shown before any tax relief.

In accordance with Accounting Standards the book value of debt is par value net of unamortised issue costs, except for debt assumed on corporate acquisitions where the book value is the fair value of the debt at the date of acquisition. Short term debtors and creditors have been excluded from the disclosures (other than the currency disclosures). The valuations of the Broadgate Bonds (see borrowings of Broadgate Finance PLC shown as footnote 1.1 above) and Meadowhall Notes (see borrowings of MSC (Funding) PLC shown as footnote 1.3 above) have been undertaken by Morgan Stanley. The valuation of the 6.30% Senior US Dollar Notes 2015 has been undertaken by Barclays Capital. The valuations of other fixed rate debt and convertible debt have been undertaken by UBS. The bank debt has been valued assuming it could be renegotiated at contracted margins. The derivatives have been valued by the independent treasury advisor, Record Currency Management.

The Group uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. Of the unrecognised amount at 31 March 2005, £nil gains and £0.2m of losses are expected to be realised in the next financial year (2004: £0.2m gains; £1.8m losses) and the balance in subsequent years. Net costs of £0.7m (2004 costs: £5.7m) were recognised in the current year, comprising receipts of £16.5m (2004: £10.1m) and costs of £17.2m (2004: £15.8m).

16. Net debt (continued)

Balance sheet adjustments

In accordance with Financial Reporting Standard 4 'Capital Instruments', debt issue costs, less premiums received, have been deducted from the principal amount of debt in arriving at balance sheet values, as detailed below:

	2005	2004
	£m	£m
Securitised debt	**19.6**	37.8
Debentures	**9.5**	9.8
US Dollar Notes	**0.4**	0.5
Convertible Bonds		1.0
	29.5	49.1

In accordance with Financial Reporting Standard 7 'Fair Values In Acquisition Accounting', on a corporate acquisition, debt is recorded in the balance sheet at fair value. At 31 March 2005 the balance of the fair value adjustment arising on the Group's acquisition of the remaining 50% interest in BL Universal PLC was £12.1m (2004: £13.3m). This has the effect of increasing the carrying value of the Group's secured debt in the balance sheet.

17. Acquisition of subsidiary undertakings

On 15 October 2004, the Group acquired 100% of the issued share capital of Spirit Wisley Limited, which owned 65 public houses; the fair value of the consideration was £14.5m. On 22 February 2005 the Group subscribed for 100% of the 'B' ordinary shares in BF Properties (No. 4) Limited and gained control over the company and its subsidiaries, which owned 23 Debenhams department stores; the fair value of the consideration was £1.8m. On 22 February 2005 the Group subscribed for 100% of the issued share capital of the Tweed Premier group of companies, which owned a residential property portfolio; the fair value of the consideration was £32.3m.

	Book value acquired					
	Spirit Wisley Limited £m	BF Properties (No. 4) Limited £m	Tweed Premier group of companies £m	Accounting policy alignment £m	Fair value adjustment £m	Fair value to Group £m
Properties	174.0	493.3	28.0	0.8	6.1	**702.2**
Other assets		0.1	6.8			**6.9**
Cash		4.9				**4.9**
Creditors	(2.1)	(4.0)	(1.1)			**(7.2)**
Shareholder loans		(125.1)				**(125.1)**
Bank loans	(158.1)	(365.4)				**(523.5)**
Minority interest		(5.0)				**(5.0)**
	13.8	(1.2)	33.7	0.8	6.1	**53.2**
Negative goodwill						**(4.6)**
						48.6
Satisfied by:						
Cash payable	14.5	1.8	26.5			**42.8**
Non cash consideration			5.8			**5.8**
Total consideration	14.5	1.8	32.3			**48.6**
Repayment of shareholder loans		125.1				**125.1**
Repayment of bank loans	158.1	365.4				**523.5**
Total amounts payable	172.6	492.3	32.3			**697.2**

The accounting policy alignment reverses the depreciation previously charged in BL Properties (No. 4) Limited. The fair value adjustment is required to show the properties at fair value (BF Properties (No. 4) Limited: £0.9m; Tweed Premier group: £5.2m).

The BF Properties (No. 4) Limited group earned a profit after taxation of £4.7m for the period from incorporation on 26 October 2004 to 21 February 2005.

The fair values of the assets and liabilities acquired have been determined on a provisional basis as the Group is currently in the process of finalising the balance sheets as at the acquisition date.

18. Notes to the cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities

	2005 £m	2004 £m
Operating profit	**462.3**	421.8
Dividends received		(0.2)
Depreciation and release of negative goodwill	**0.3**	(0.9)
Adjustment for share options, share awards and pension funding	**8.0**	(3.3)
Decrease in trading properties	**5.7**	4.6
(Increase) decrease in debtors	**(25.3)**	15.1
Increase (decrease) in creditors	**11.2**	(55.7)
Net cash inflow from operating activities	**462.2**	381.4

Analysis of Group net debt

	1 April 2004 £m	Exceptional item + £m	Acquisitions * £m	Cash flow £m	Non cash movements £m	**31 March 2005 £m**
Cash at bank	(96.2)			41.5		**(54.7)**
Overdraft	7.3			(3.6)		**3.7**
Net cash per cash flow statement	(88.9)			37.9		**(51.0)**
Term debt	4,884.2	158.2	648.6	468.3	28.4 +	**6,187.7**
Convertible Bonds	149.0				(149.0)	
Term deposits	(77.5)			(18.6)		**(96.1)**
Group net debt	**4,866.8**	**158.2**	**648.6**	**487.6**	**(120.6)**	**6,040.6**

+ The cash impact of the exceptional item, described in note 5, was £158.2m. The remaining £21.8m is in respect of unamortised issue costs written off and is included in non cash movements.

* Excluding cash and overdrafts

Reconciliation of net cash flow to movement in Group net debt

	2005 £m	2004 £m
Brought forward	**4,866.8**	4,361.4
Decrease (increase) in cash	**37.9**	(47.0)
Cash inflow from movement in debt	**468.3**	134.6
Cash (outflow) inflow from term deposits	**(18.6)**	11.9
Changes resulting from cash flows	**487.6**	99.5
Non cash movements including acquisitions	**528.0**	405.9
Exceptional item	**158.2**	
Movement in net debt in the year	**1,173.8**	505.4
Carried forward	**6,040.6**	4,866.8

19. Net Asset Value per share

	31 March 2005 Shares m	31 March 2005 Adjusted Net Assets £m	31 March 2005 Net Assets £m	31 March 2004 Shares m	31 March 2004 Adjusted Net Assets £m	31 March 2004 Net Assets £m
Net Asset Value (undiluted)						
Shareholders' funds as shown on balance sheet	**518.3**	**5,579.3**	**5,579.3**	488.0	4,669.4	4,669.4
FRS 19 capital allowance effects - British Land Group		**123.2**			104.9	
- Share of joint ventures		**7.0**			8.0	
		130.2			112.9	
Total external valuation surplus on development and trading properties (note 9)		**83.7**	**83.7**		95.0	95.0
Net assets attributable to ordinary shares		**5,793.2**	**5,663.0**		4,877.3	4,764.4
Net Asset Value per share (undiluted)		**1118 p**	**1093 p**		999 p	976 p
Fully diluted Net Asset Value						
Net assets attributable to ordinary shares	**518.3**	**5,793.2**	**5,663.0**	488.0	4,877.3	4,764.4
Adjust to fully diluted on conversion of:						
6% Subordinated Irredeemable Convertible Bonds				30.0	149.0	149.0
Dilution re share options and share awards	**5.7**	**30.4**	**30.4**	3.3	9.1	9.1
Dilutive effect of share options and conversion of Convertible Bonds	**5.7**	**30.4**	**30.4**	33.3	158.1	158.1
Net assets attributable to fully diluted ordinary shares	**524.0**	**5,823.6**	**5,693.4**	521.3	5,035.4	4,922.5
Fully diluted Net Asset Value per share		**1111 p**	**1087 p**		966 p	944 p

The adjusted Net Asset Value includes the surplus before tax of the external valuation over the book value of both development and trading properties after adding back the FRS 19 deferred tax capital allowance provision (as described in note 15) which is not expected to arise.

20. Share capital and reserves

	Share capital £m	Share premium £m	Capital redemption reserve £m	Other reserves £m	Revaluation reserve £m	Profit and loss account £m	Total £m
At 1 April 2004	122.0	1,109.3	8.1	(6.1)	2,615.2	820.9	**4,669.4**
Share issues	7.6	142.6					**150.2**
Purchase of ESOP shares						(10.9)	**(10.9)**
Adjustment for share and share option awards						7.3	**7.3**
Pension scheme movements						(2.7)	**(2.7)**
Retained profit for the year						(25.2)	**(25.2)**
Realisation of prior year revaluations					(11.5)	11.5	
Current year revaluation					791.5		**791.5**
Exchange movements on net investments				(1.9)		1.6	**(0.3)**
At 31 March 2005	**129.6**	**1,251.9**	**8.1**	**(8.0)**	**3,395.2**	**802.5**	**5,579.3**

21. Contingent and other liabilities

At 31 March 2005 the Parent had no contingent liabilities for guarantees to third parties (2004: £nil).

TPP Investments Limited, a wholly owned ringfenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £43.6m (2004: £43.6m) and recourse is only to the partnership assets. Details of this Partnership are set out in the Joint Venture Review.

22. Capital commitments

	2005 £m	2004 £m
British Land	**535.7**	309.9
Share of joint ventures (note 10)	**32.6**	12.9
	568.3	322.8

23. Post balance sheet events

On 18 April 2005 the Group obtained 100% ownership of the BL West joint venture companies by buying for £50m the equity owned by the other joint venture shareholders. Immediately following the acquisition, the £108m debt was repaid.

On 22 April 2005 the Scottish Retail Property Limited Partnership joint venture raised £430m by way of a seven year securitisation. The majority of the funds raised were returned to the joint venture partners.

On 23 May 2005 the Group and Pillar Property PLC announced the terms of recommended proposals under which the Group would acquire the entire issued and to be issued ordinary share capital of Pillar Property at a valuation of approximately £811m.

24. Staff costs (including Directors)

	2005 £m	2004 £m
Wages and salaries	**23.0**	23.0
Social security costs	**3.2**	2.4
Pension costs	**3.7**	2.9
Equity-settled share-based payments		
- Incentive schemes (RSP, SIP, LTIP, RAA, CISP)	**8.4**	7.0
- Sharesave schemes (SAYE)	**0.1**	0.1
	38.4	35.4

The average number of employees of the Group during the year was 715 (2004: 713) of which some 540 (2004: 546) were employed directly at the Group's properties and their costs recharged to tenants.

The Group's equity-settled share-based payments comprise the Restricted Share Plan (RSP), the Long Term Incentive Plan (LTIP), the Share Incentive Plan (SIP), various Sharesave Plans and two recruitment schemes relating to the new Chief Executive, the Recruitment Award Agreement (RAA) and the Co-Investment Share Plan (CISP).

The RSP was used for the last time in June 2003. The company expenses an estimate of how many shares are likely to vest based on the market price at the date of grant, taking account of expected performance against the net asset value per share growth target and the three year service period. Under the SIP the company gives eligible employees free shares of up to £3,000 a year. They can also purchase partnership shares for up to £1,500 a year that are matched 2 for 1 by the company. The free and matching shares are purchased at fair value in the market and expensed at the time of allocation.

At the 2003 AGM the shareholders approved the LTIP whereby the company may award employees a combination of performance shares and options. Both components have the same performance targets based on net asset value per share growth and a three year service period. Performance shares are valued at the market value at the date of the award. The options are valued using a Black-Scholes model adjusted for dividends according to the table below:

Long-term incentive plan: 2004 Awards	28 May	29 November
Share price at grant date	663p	796p
Exercise price	663p	796p
Option life in years (maximum 10)	7	5
Risk free rate	5.10%	4.50%
Expected volatility	30%	30%
Expected dividend yield	3.00%	2.00%
Value per option	194p	223p

For both LTIP components the company estimates the number of shares or options likely to vest and expenses that value over the relevant period. Volatility has been estimated by taking the historical volatility in the company's share price over a four year period and adjusting where there are known factors that may affect future volatility. Vesting estimates take account of the company's high staff retention rate.

Under the Sharesave Plans eligible employees can save up to £250 a month over a three or five year period and use the savings to exercise an option granted at the outset at a 20% discount to the then prevailing share price. The fair value of the various options is expensed over the service period, based on a Black-Scholes model, assuming, for the grants during the current year, a risk-free rate of 4.50%, expected volatility of 30% and an expected dividend yield of 2.00%. The values per option for these schemes range from 259 pence to 294 pence. There are no performance measures. An estimated 5% of the three year options and 7% of the five year options are assumed to lapse as employees leave the company prior to the minimum service period.

Awards under the RAA and CISP are valued at the fair value of the shares at the date of grant and expensed over one year for the RAA, three years for the CISP.

25. Pensions

The British Land Group of Companies Pension Scheme ("the scheme") is the principal pension scheme in the Group. It is a defined benefit scheme which is externally funded and which is not contracted out of SERPS. The assets of the scheme are held in a trustee-administered fund and kept separate from those of the company. The Group has five other small pension schemes. The total pension cost charged for the year was £3.7m (2004: £2.9m).

A full actuarial valuation of the scheme was carried out at 31 March 2003 and updated to 31 March 2004 and to 31 March 2005 by consulting actuaries Hewitt Bacon & Woodrow. The employer's contributions will be paid in the future at the rate recommended by the actuary of 38.5% pa of basic salaries. The major assumptions used for the actuarial valuation were:

	2005	2004	2003
	% pa	% pa	% pa
Discount rate	**5.30**	5.50	5.50
Salary inflation	**5.10**	5.10	4.80
Pensions increase	**2.90**	2.90	2.50
Price inflation	**2.90**	2.90	2.60

The assets and liabilities of the scheme at 31 March 2005 and the expected return on assets over the following year were as follows:

	2005/6		2004/5		2003/4	
	Expected return		Expected return		Expected return	
	%	**£m**	%	£m	%	£m
Bonds	**4.5**	**19.1**	4.5	17.0	4.5	9.9
Equities	**7.0**	**31.4**	7.0	26.8	7.0	15.3
Other	**4.5**	**0.4**	4.0	0.6	4.0	3.0
Total assets		**50.9**		44.4		28.2
Liabilities		**(55.2)**		(44.3)		(36.8)
(Deficit) surplus in scheme		**(4.3)**		0.1		(8.6)
Related deferred tax asset		**1.3**				2.6
Net pension (liability) asset		**(3.0)**		0.1		(6.0)

The movement in the surplus (deficit) during the year is analysed below:	**2005**	2004
	£m	£m
Opening surplus (deficit) in the scheme	**0.1**	(8.6)
Current service cost	**(2.7)**	(2.1)
Past service cost	**(0.7)**	(0.3)
Employer contributions	**2.7**	11.7
Other finance income (cost)	**0.2**	(0.3)
Actuarial loss	**(3.9)**	(0.3)
Closing (deficit) surplus in the scheme	**(4.3)**	0.1

25. Pensions (continued)

History of experience gains and losses	2005 £m	2004 £m	2003 £m
Difference between the expected and actual return on scheme assets:			
Amount	**2.4**	3.8	(4.4)
Percentage of scheme assets	**4.7%**	8.6%	15.5%
Experience gain and losses on scheme liabilities:			
Amount	**(1.0)**	0.8	(1.7)
Percentage of the present value of scheme liabilities	**1.8%**	1.9%	4.5%
Changes in assumptions underlying the present value of scheme liabilities	**(5.3)**	(4.9)	(5.8)
Total actuarial loss recognised in the statement of total recognised gains and losses:			
Amount	**(3.9)**	(0.3)	(11.9)
Percentage of the present value of scheme liabilities	**7.1%**	0.8%	32.4%
Deferred taxation attributable to pension movements	**1.2**	0.1	3.6
Pension scheme movement for the year	**(2.7)**	(0.2)	(8.3)

The British Land Company PLC

Press Release

24 November 2005

MAIL PROCESSING SECTION
RECEIVED
OCT 10 2006
WASH. D.C.
213

PRELIMINARY ANNOUNCEMENT
THE BRITISH LAND COMPANY PLC
INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

Financial Highlights:

- **Net asset value[*] per share up 11.3%** to **1256 pence**
- **Properties owned and managed up 32%** to **£18.3 billion**
- **Net rental income[+] up 30%** to **£351 million**
- **Underlying profit before tax up 42%** to **£102 million** before gains on asset disposals and revaluation
  Headline profits before tax[+] up 66% to **£777 million** including, as required by IFRS, gains on asset disposals and revaluation. Profits on ordinary activities before tax £761 million, up 70.6%
- **Underlying earnings per share[*] up 32%** to **15.4 pence**
  (up 48% on restated[#] basis); unadjusted diluted earnings per share 118.3 pence, up 65%
- **Interim dividend up 8.3%** to **5.2 pence** per share

Business Highlights:

- Delivering on our promises to renew and work the business hard
- Pillar acquisition integrated. Combination going well
- £800 million value enhancing disposals, March to date
- Now starting 822,000 sq ft 201 Bishopsgate development
- Like for like rental growth of 2.7% underlines value of British Land's prime space, when yield shift subsides
- Management and culture renewal also going well

John Ritblat, Chairman, commented:

"Discriminating investors now see the case for a more appropriate property weighting as it again becomes established as an asset class of choice. Property's yield and its growing income stream, coupled with the backing of real assets, are substantive merits."

Stephen Hester, Chief Executive, commented:

"We are pleased to be reporting an excellent set of half-year results at British Land. The Company's fine inheritance and track record is blending with an extensive programme of change and we are in confident mood overall."

[*] adjusted, diluted – Notes 8, 19
[+] includes share of Funds and Joint Ventures – Table A
[#] Note 8

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

STATEMENT BY THE CHAIRMAN, JOHN RITBLAT

British Land now has over £18 billion of assets owned and under management, and an annualised gross income of some £700 million. In the half-year just ended we have been comprehensively engaged in all the principal activities of a property company – buying, building, leasing and selling – with a multitude of asset-enhancing initiatives and financing as well.

Our excellent half-year results are set out in this Report. I am very pleased that they more than justify continuation of our longstanding growth in dividends at market leading rates – and with plenty of room to spare! The interim dividend is increasing by 8.3% to 5.2p per share.

Growth

British Land's focus has always been on generating growth with security. Our six months total return of 12.3%, coming after the pre-exceptional 22.1% total return for the year to 31 March 2005, reflects the effective operation of the Company's long-term base model, which unites property of quality with managed gearing. We continually refine our portfolio, as a vibrant business should, and we now manage over 36 million sq ft of space.

We welcome our new Pillar colleagues and the new Fund Management activity they have brought to augment our own asset team, together with substantial holdings in retail warehouses. We have long been accustomed to managing joint ventures in partnership with, for example, Tesco and House of Fraser. Pillar's business is a logical extension of our existing activity in looking after property for others while retaining up to a 50% stake ourselves, so that our interests are aligned with our partners and we share in the growth we achieve.

Development

Our development programme extends to over 6 million sq ft and is focused on London. Both 51 Lime Street, EC3, the new headquarters building for Willis Group, and the York Building, W1, which will be available for letting, are already well advanced in construction. Going forward, our programme includes 201 Bishopsgate, EC2; 122 Leadenhall Street, EC3; and Ludgate West, EC4. In the West End of London we aim to add over 1 million sq ft to the major redevelopment of the 14 acre Regent's Place Estate.

Looking Forward

Our market has remained attractive, with a sustained yield correction and improving rents. We are not in a boom, but discriminating investors now see the case for a more appropriate property weighting as it again becomes established as an asset class of choice. The recent 50 year Indexed Gilt tranche yielding only 1.1%, surely implies that the property market has some way still to go. Property's yield and its growing income stream, coupled with the backing of real assets, are substantive merits. Moreover, those investors confused – one might say thwarted – by the impenetrable oddities of the new International Financial Reporting Standards – the majority of us I suspect – can derive some solace from the presence on the balance sheet of bricks and mortar, or nowadays, glass and steel.

In one sense perhaps we should be grateful to this Standard, because its convolutions by contrast serve to emphasise that property is a lot easier to grapple with. The hoped-for introduction of Real Estate Investment Trusts (REITs) will add still further to property's attraction for investors, who already appreciate through ownership of their own homes that property enjoys effective hedging qualities.

Not surprisingly we are less than enthusiastic about any charge on development – a Planning Gain Supplement. Entrepreneurial ventures need encouragement in Britain not new taxes – we have plenty of them already! Development is currently being strangled by waves of bureaucracy, which in British Land's case, as reported in our March 2005 Report and Accounts, can waste £5 million in additional costs for a single building in the City of London. The Government is currently looking at ways to reduce over-regulation, and here is an easy route. The additional administration of this further tax imposition should be cut out before it begins.

Board Changes

We are sorry to say farewell to Lord Burns on his appointment as Chairman Elect of Marks & Spencer plc, and our Deputy Chairman, Sir Derek Higgs, who has become Chairman of Alliance & Leicester plc and will be departing from us in due course. They are both highly effective non-executive directors and their perceptive and informed contributions will be missed.

Greatly to our regret, Nicholas Ritblat decided that he wished to stand down as an executive director. We will miss him. The Board is grateful to him for the many financial innovations he has introduced during the 18 years he has served the Company. We wish him well.

STATEMENT BY THE CHIEF EXECUTIVE, STEPHEN HESTER

We are pleased to be reporting an excellent set of half-year results at British Land. Just as positive, however, are the strides we are making to deliver on our promises of business renewal, so building strong foundations for future outperformance.

Just over a year since joining British Land, I am happy to report that the management transition has been smooth. Our course for the future has been clearly set out and is summarised again in this statement. The Company's fine inheritance and track record is blending with an extensive programme of change and we are in confident mood overall.

The Results

British Land's headline pre-tax profit on the new IFRS basis was up 66% to £777 million for the 6 months to 30 September. More illuminating is the 42% rise in Underlying Profits to £102 million and the 11.3% increase in adjusted Net Asset Value per share to 1256p.

The results benefited from continued strength (via yield shift) of the underlying property market. They also show the positive effects of management decisions and actions. These include portfolio selection and proactive asset management which have delivered better rental income growth than the market overall (2.7% like for like). The immediate fruits of capital recycling are also visible with gains or valuation increases on practically all our recent acquisitions and disposals. Our development pipeline is coming into its own and delivering good growth with landmark projects like our 201 Bishopsgate buildings offering prospects for more. And our strategic decision to run with temporarily higher gearing, in the face of a buoyant investment market and a range of disposal opportunities, is also paying off.

Market Conditions

As we have been predicting, property investment market conditions remain strong. Continued yield shift has been supported by real estate's attractive risk adjusted returns in comparison to those of equities and bonds. We see some more yield shift to come, albeit less than has already occurred.

The underlying occupancy market, which drives rental levels and therefore fundamental returns, remains well supported overall but restrained by modest economic growth and businesses' low pricing power in the economy. As always sectoral conditions vary with London office markets in particular showing good recovery prospects.

In the demanding economy which we will face during coming years, the ability to outperform through stock selection and asset management is clearer than in easier times when 'all boats rise with the tide'. We are confident of the prospects for our key portfolio choices in Open A1 'Out-of-Town' Retail and prime London Office property. At the same time there are parts of the property market where we see prices being pushed too high. In particular, yield compression has resulted in secondary property (whether by location, age, lease length, covenant strength or income growth prospect) often being optimistically valued versus prime.

Delivering on Our Promises

At the time of our 2004/5 Year End results presentation we set out British Land's focused strategy for the future. This builds on the bedrock of our Retail and Office sector expertise, our bias to prime property, long leases and our focus on secure, income led growth and disciplined risk management. We also laid out some important areas of change to enable British Land to outperform for our shareholders in the years to come. I am pleased to report that substantial progress has already been made in delivering on these promises.

Intensified Portfolio Reshaping: We have stepped up the pace of change to better position our property portfolio for further risk-adjusted growth. In the last 12 months this has involved £2.9 billion of attractive acquisitions and, since March to date, over £800 million of value enhancing disposals with further announcements in the pipeline. In practically every case we report profits on both purchases and sales.

Proactive Asset Management: Achieving rental growth relies not just on good asset selection but on how hard the assets are worked. We have created value, through a wide range of lease restructurings, lettings and tenancy moves. Pleasingly, during the period our rents have risen at a faster pace than the market as a whole and faster than predicted by our valuers. This is the bottom line result of intense activity across the business.

Management and Culture Renewal: Our people are the key building block to working the business harder and so outperforming for shareholders. Again we can report great progress. The new management team is in place and functioning well together. We have doubled the professionals in our Asset Management & Investment team in the last year and substantially increased its representation at Executive Committee level. Succession plans are formulated and happening where needed. And we are targeting a hard driving 'performance' culture using more explicit and demanding targets, greater individual responsibility and more variable pay to match.

Investor Friendly Positioning: British Land has now established itself as a leader in this regard – an important initiative to help improve translation of the economic value we create into value in the hands of our shareholders.

A clear, focused strategy has been set out and is being implemented. Management transition has happened. Our new valuers, Knight Frank, have reaffirmed the Company's strong asset values – the first time in many years a major company has so demonstrated. Our first quarterly results and valuation (for the period to 31 December 2005) will be released in February. And our business and financial disclosure is further improved and at industry leading levels.

Pillar

One of the major events of this half-year was our agreed takeover of Pillar which completed in late July. I am pleased to report that this move has already increased shareholder value. We are confident it will continue to do so whilst also supporting accelerated change at British Land.

With Pillar we acquired £1.5 billion of top quality real estate including some £1.3 billion of the best retail warehouse parks in the market – delivering superior value growth, even in tougher times for retailers, from an attractive combination of location and hands-on asset management. We also attracted their young and talented management team to add to our own, and a growing, distinctive Fund Management business. These offer the means to exploit our business further through new income streams, faster growth and give strategic options applicable to other British Land core assets.

Since announcing the transaction in May we have closed the deal and completed its integration – a not insignificant human and logistical challenge. Future profits have been increased from fee renegotiation, a reduction in interest costs (via a £1 billion securitisation) as well as other overhead cost reductions. Pillar's European retail warehouse fund is being significantly expanded. And the UK flagship Unit Trust, Hercules, has not missed a beat with a total trust return of 11% since March.

So, lots going on then. And the pace of change will remain high as we deliver on our promises in pursuit of outperformance for shareholders.

Let me close by paying tribute to the people who make this activity possible. Our staff are responding very well to the challenges. We have welcomed new colleagues from Pillar and elsewhere who have already made a big difference. Both they and all our people have shown great willing and goodwill in integration.

We also said goodbye, with sadness and great gratitude to Nick Ritblat. I echo the Chairman's sentiments regarding his contribution to British Land.

FINANCIAL HIGHLIGHTS

Income Statement	Six months to 30 September 2005	Six months to 30 September 2004 (restated for IFRS)
Net rental income	£351m	£270m
Net rental income (Group)	£305m	£237m
Net financing costs	£218m	£178m
Underlying profit before taxation[1]	£102m	£72m
Profit on disposals of assets	£37m	£6m
Revaluation gain	£641m	£390m
Profits before taxation	£777m	£468m
Underlying tax rate	21.6%	25.0%
Underlying diluted earnings per share [1,4]	15.4 pence	10.4 pence[5]
Diluted earnings per share [4]	118.3 pence	71.7 pence
Dividend per share	5.2 pence	4.8 pence

Balance Sheet	30 September 2005	31 March 2005 (restated for IFRS)
Total properties[2]	£14,651m	£12,507m
Net assets	£5,299m	£4,783m
Adjusted diluted net assets[3,4]	£6,595m	£5,913m
Adjusted diluted net asset value per share[3,4]	1256 pence	1128 pence
Group:		
Net debt	£6,870m	£6,061m
Loan to value[6]	51%	50%
Including share of Funds and Joint Ventures:		
Net debt	£8,104m	£6,563m
Loan to value[6]	54%	52%

Total return (adjusted diluted net asset value per share growth plus final dividend) for the **half-year 12.3%.**

Data includes share of Funds and Joint Ventures (Tables A and B), unless otherwise stated. 'Group' excludes share of Funds and Joint Ventures.

[1] excludes gains on disposals of assets and revaluation
[2] does not include the investment in Canary Wharf through Songbird Estates plc
[3] adjusted NAV includes the external valuation surplus on trading and finance lease properties and excludes goodwill, the fair value adjustments for debt and related derivatives and the deferred taxation on revaluations and capital allowances (Note 19)
[4] diluted for all potential share issues (Notes 8, 19, 21)
[5] restated from 11.7 pence (Note 8)
[6] borrowings to property and investments

PORTFOLIO HIGHLIGHTS

Valuation by Sector	Group £m	Funds/JVs[1] £m	Total £m	Portfolio %	Uplift[2] %
Retail					
Shopping centres	2,001	480	2,481	16.9	4.2
Superstores	1,378	202	1,580	10.8	5.4
Retail warehouses	1,714	1,373	3,087	21.1	2.2
Department Stores	680	135	815	5.6	8.1
High street	384	32	416	2.8	7.1
All retail	**6,157**	**2,222**	**8,379**	**57.2**	**4.3**
Offices					
City	3,908	214	4,122	28.1	6.0
West End	653	39	692	4.7	6.0
Business parks & Provincial	261	9	270	1.9	9.3
Development	370	4	374	2.6	10.5
All offices	**5,192**	**266**	**5,458**	**37.3**	**6.1**
Industrial and distribution	169	73	242	1.6	1.4
Residential	302	1	303	2.1	1.3
Leisure	257	12	269	1.8	2.5
Total	**12,077**	**2,574**	**14,651**	**100.0**	**4.9**

[1] Group's share of properties in Funds and Joint Ventures

[2] including valuation movement in developments, purchases and capital expenditure, and excluding sales

Total assets under management £18.3 billion, including all of Funds and Joint Ventures.

Current Reversions (excluding developments)	Annualised Net Rents[1] £m	Reversionary Income[2] (5 years) £m	Current Yield[3] %	Reversionary Yield[3] (5 years) %
Retail				
Shopping centres	123	19	5.0	5.7
Superstores	83	2	5.3	5.4
Retail warehouses	129	34	4.5	5.7
Department Stores	40	5	4.8	5.5
High street	21	2	5.2	5.6
All retail	**396**	**62**	**4.9**	**5.6**
Offices				
City	210	39	5.1	6.1
West End	36	3	5.2	5.6
Business parks & Provincial	14	2	5.2	5.8
All offices	**260**	**44**	**5.1**	**6.0**
Industrial and distribution	11	1	5.6	6.0
Residential	14	-	4.6	4.6
Leisure	15	2	5.6	6.3
Total	**696**	**109[4]**	**5.0**	**5.7**

[1] net rental income under IFRS will differ from annualised net rents which are cash based, due to accounting items such as spreading lease incentives and contracted future rental uplifts, as well as direct property costs

[2] includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at current estimated rental value (as determined by external valuers)

[3] gross yield to British Land

[4] £62 million (57%) contracted under expiry of rent free periods and minimum rental increases

Long Lease Profile (excluding residential[1] & developments)	Weighted average lease term, years to first break	Vacancy rate %
Retail		
Shopping centres	13.8	5.9[2]
Superstores	21.5	0.0
Retail warehouses	14.8	3.4[2]
Department Stores	31.6	0.0
High street	12.9	0.6
All retail	**17.5**	**3.2[2]**
Offices		
City	11.6	5.2
West End	9.9	0.6
Business parks & Provincial	8.2	1.8
All offices	**11.2**	**4.3**
Industrial and distribution	13.2	10.2
Leisure	27.5	0.4
Total	**15.4**	**3.7[2]**

[1] predominantly let on short leases
[2] 65% of vacancies in shopping centres and retail warehouses have been initiated by us under asset management projects, reducing the effective vacancy rate for all retail to 1.1% and the total portfolio vacancy rate to 2.4%

Security of Income from 30 September 2005	% of income remaining (to first break)
5 years	99
10 years	78
15 years	56

assumes no re-letting after first break or expiry, includes contracted rental increases

Development Programme	Net Area 000 sq ft[1]	Rent (est) pa £m	Construction Cost £m	Cost to complete £m
Completed	1,050	2.5	19.6	-
Committed	**1,198**	**40.0**	**337.3**	**203.8**
Development Prospects	4,833	158.6	1,377.0	1,327.0

[1] areas are shown at 100%

Data includes share of Funds and Joint Ventures, unless otherwise stated.

BUSINESS REVIEW

British Land's primary objective is to produce superior, sustained and secure long-term shareholder returns from management of our chosen real estate activities and their financing. We set out in the March 2005 Annual Report our updated strategy for British Land and the changes we planned to make. In the first half of this year we have been delivering on those plans to renew and work the business hard.

Activity during the six months

Portfolio Reshaping:

Through an intensified asset review process, we are reshaping our portfolio to enhance risk adjusted returns, increasing focus on property where we see good prospects for growth, particularly from improving rental income. In the present market environment, this is leading us to increase our focus on out of town retail and prime London offices. Our holdings in a number of other sectors are being reduced into a strong and favourable investment market. Furthermore, even in our preferred sectors, individual properties are being sold where we consider we can utilise the proceeds more profitably elsewhere.

Purchases £1,815m – ***2.6% increase in value***

	Price £m	BL Share £m	Value Uplift % [1]
Pillar (wholly owned + share of funds)	1,566	1,566	2.1[1]
St Stephen's Shopping Centre, Hull [2]	135	135	-
Others	127	114	12.5
	1,828	1,815	2.6

[1] from purchase price on completion to 30 September – for Pillar only 2 months since 28 July 2005
[2] forward purchase, expected completion mid 2007, not yet revalued

Completion in July 2005 of the purchase of **Pillar Property Plc** added over £1.5 billion of top quality assets, principally Open A1 planning permission retail parks offering the best prospects for continuing rental growth in a demanding retail sector. The properties were held directly by Pillar and through its share of the Funds which it managed, including the Hercules Unit Trust. On completion, 80% of the real estate was UK retail parks, 4% European retail parks and 16% City of London offices, with a total of over £3 billion under management. Pillar also brought a strong management team to add to our own. Its growing Fund Management business provides attractive new income streams. The Funds business is performing well whilst also giving us future options to launch new Funds, including introducing outside capital into existing British Land assets.

St. Stephen's Shopping Centre, Hull, is a new 46,500 sq m (500,000 sq ft) edge of town retail and leisure development project with strong prospects for improving value through both rental growth and yield shift. 68% of the space is already prelet, presold or under offer, with tenants to include Tesco, Next, New Look, H&M, Zara, TK Maxx, Boots, Sportsworld and Gala. There will also be an hotel and over 200 residential units.

In April 2005, we acquired our joint venture partners' 50% share in the **BL West companies**, owning the office properties at 1 and 10 Fleet Place, EC4, which have subsequently been profitably sold (see below).

We have committed to increase our investment in **PREF**, the European retail park fund, by €124 million as part of €214 million raised by PREF from a total of 4 investors to fund future acquisitions of out of town retail parks in the eurozone. Core countries for PREF include Spain, Italy, France, Portugal and the Benelux region. The Fund's current gross assets, including contracted acquisitions, amount to some €418 million with an average net yield of 6.1%. Average passing rents are €13.70/£9.60 per sq ft, well below UK levels and giving

much scope for growth. With the new equity and a target of 60% gearing, PREF's objective is to achieve a portfolio size of some €1 billion by end 2006. While this European expansion is new in recent times for British Land, we are confident of the prospects for attractive returns, especially given our expertise in the sector from our leading UK position.

Sales £392m – *13.3 % above valuation*

	Price £m	BL Share £m	Gain % [1]
10 Fleet Place, EC4	109	109	15.6
ILAC Shopping Centre, Dublin	85	85	25.0
9 High Street retail units	52	52	11.6
Daventry (Plots E4 & C1) [2]	76	38	19.8
Others	109	108	2.4
	431	392	13.3

[1] sale price above latest year end valuation
[2] International Rail Freight Terminal – BL Rosemound (JV)

These are **value enhancing disposals**, resulting from our continuing review of the performance of each asset. Significant gains above latest valuation have been achieved in a strong investment market, enabling us to recycle capital into properties where we can achieve higher returns, or to reduce gearing. In some cases, our disposals have also taken advantage of where the market has discounted risk factors such as location, lease length, income and forecast growth prospects, and where yield compression has also narrowed the gap in value between prime and more secondary assets. In other cases, our disposals have realised value created from completion of our asset management initiatives.

10 Fleet Place, EC4 had a weighted average lease length of some 4 years, with resulting void and capex risks, and passing rents above market levels.

The ILAC Shopping Centre, Dublin was purchased through our subsidiary in Ireland in 2001 for €56.6 million and owned jointly with Irish Life. Significant asset management during our ownership, including phased refurbishment and upgrade of facilities, new agreements with key tenants, remodelling of the principal Mary Street entrance and provision of a flagship store for H&M, added substantial value and enabled an opportune sale.

The sale of **9 retail properties** included an average initial yield of less than 4% for 5 prime high street shops. The market continues buoyant for such investments and further sales from our High Street portfolio are planned.

The distribution warehouse units we have developed at **Daventry** have been completed and profitably sold.

Since 30 September 2005, significant sales at 12% overall above the March year end valuation have also been achieved at:

- **2-16 Baker Street, W1**, an office and retail property, for £57.2 million,
- **Heathrow Gateway**, Units 1 & 2, Feltham, high bay distribution warehouses developed by British Land, for £65.5 million,
- **Manchester Fort Shopping Park**, for £167.3 million (a sale previously committed by Pillar),
- **1 Fleet Place, EC4**, City offices, after restructuring the principal lease, for £119.5 million.

Profitable sales since 31 March 2005 amount in total to over £800 million and we expect to achieve more over the second half of the year.

Proactive Asset Management:

Much of our energies, in every period, are devoted to improving the value of the property we own through proactive asset management and development. By improving our investments and providing space best suited to our tenant base, we achieve the goals of effective customer focus and resultant improvements in rental income or other aspects of property value.

150 New lettings – *£8.6m pa of new rent*

	Number	Sq ft 000	Total[1] Rent £m[2]	BL Share Rent £m	BL Increase Rent £m[3]
Retail Warehouses	9	111	2.9	1.9	1.3
Shopping Centres	53	100	5.0	4.7	2.2
High Street	7	8	0.5	0.5	0.3
City Offices	15	112	4.6	4.6	4.3
West End Offices	12	28	0.8	0.6	0.1
Other	54	114	1.2	0.8	0.4
Total	**150**	**473**	**15.0**	**13.1**	**8.6**

[1] including 100% of Funds and Joint Ventures
[2] total annual rent including rent free periods
[3] above previous passing rent

124 Rent reviews – *3.6% higher than ERV*

	Number	Total increase rent £m[1]	BL share increase £m	CAGR pa[2] over 5 yrs %	New rent Above ERV %[3]
Retail Warehouses	31	2.3	1.4	6.8	0.1
Superstores	7	0.7	0.7	1.8	4.6
Shopping Centres	49	1.0	0.7	2.2	7.2
High Street	12	0.3	0.3	6.1	13.1
City Offices	3	-	-	-	-
West End Offices	5	0.3	0.3	0.6	3.3
Other	17	0.5	0.5	2.9	-
Total	**124**	**5.1**	**3.9**	**2.1**	**3.6**

[1] including 100% of Funds and Joint Ventures
[2] compound average growth rate
[3] ERV at valuation date prior to rent review

In the 6 months to September 2005 (including our share of Funds and Joint Ventures):

- 150 new lettings and lease renewals in respect of 44,000 sq m (473,000 sq ft) of property in all sectors have resulted in new rent to British Land of £8.6 million per annum, after expiry of any rent free periods,
- 124 rent reviews were settled which have increased rent to us by £3.9 million per annum, 3.6% above our external valuer's estimates at the valuation date preceding the relevant rent review,
- significant activity at **Meadowhall Shopping Centre**, Sheffield has included agreement of 13 new lettings to retailers including River Island, Apple and Adams. One of these (post 30 September 2005) reflected a Zone A of £440 per sq ft, setting a new open market rental level. These lettings will assist us in negotiation of the round of 50 rent reviews at Meadowhall due as at September 2005,
- also at **Meadowhall** we have taken back the stores previously let to Sainsbury and Allders and are in the process of installing mezzanines to provide an additional retail area of around 3,700 sq m (40,000 sq ft). The new first floor area will be directly connected to the existing first floor mall by the construction of a new mall adjoining WH Smith. As part of this remodelling, the extension to the Boots store has been completed. We estimate that when complete, at a cost of £48 million, this project will increase rents by approximately £3.5 million per annum,
- at **Teesside Shopping Park** we have agreed a key new letting to Marks & Spencer on a newly created 3,100 sq m (33,000 sq ft) store, opening Spring 2006 – a further major step forward for this open A1 retail park, and part of an on-going strategy to improve tenant line-up and the retail offer. As a result, top rents achieved on this park have risen to £40 per sq ft. Recent lettings at Teesside have included Borders, Sportsworld and TK Maxx, who join Next, Boots, Outfit, PC World and WH Smith,

- we acquired **1 Fleet Place, EC4** in April 2005 as part of the purchase of our partners' interests in the BL West companies. This 15,900 sq m (171,000 sq ft) office building was let primarily to Denton Wilde Sapte for a remaining term of 4 years at a rent above current market levels. We negotiated a revised lease for a new term of 20 years without break and have recently sold the property (see above) for well above valuation,
- we successfully negotiated the surrender and regrant of the lease to **Legal & General** in respect of its 24,000 sq m (259,000 sq ft) **Headquarters** office complex at Kingswood, Surrey. The existing lease contained a tenant's break clause in 2008 and a rent above current market levels. The new lease is for a term of 20 years with no break, at a revised rent, significantly improving the value of this investment.

In October 2005 (just after the interim date and not included in the above data) we completed a letting of 3,900 sq m (42,000 sq ft) at our prime City office development at **Plantation Place South, EC3** to the specialist insurer Beazley Group plc. Beazley has taken the top 3 floors of the building on a 15-year lease at rents of £43 and £44 per sq ft. Plantation Place is already fully let and we have good levels of interest in the remainder of Plantation Place South.

Strong growth in rental income is targeted within the next 5 years from the existing portfolio and from the committed development programme. At current market rental values, without projecting any growth or inflation, settlement of rent reviews and full letting of committed developments would add £149 million to our annual passing net rents. Of this, £90 million per annum is already contracted (as at September 2005), £62 million from expiry of rent free periods and fixed/minimum rental uplifts, plus £28 million from pre-let agreements on developments. Considerable additional potential for income growth is in the development prospects.

Rental growth – *£90m contracted*	**Total £m**	**of which contracted £m**
Annualised net rents, 30 September 2005	696	696
Reversion*, 5 years	109	62
Committed developments⁺	40	28
	845	
Development prospects⁺	159	-
Total	1,004	**786**

* includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at ERV (as determined by external valuers)

⁺ to achieve income from developments the Group will incur construction and associated costs, which are not shown here – further details are set out in the Development Programme

Net rental income under IFRS will differ from annualised net rents which are cash based, due to accounting items such as spreading lease incentives and contracted future rental uplifts, as well as direct property costs.

Development Programme

British Land's development programme is based on opportunities created out of existing investments and from acquisitions. We commit to projects in controlled stages on the basis of pre-lets or anticipated market demand, adding quality assets to the portfolio.

Development Projects – ***adding value***

		Rent £m pa			
	Sq ft 000	Total[1]	Let/pre-let	Cost £m[2]	PC[3]
Completed					
(since 31 March 2005)					
Daventry (E4 & C1)[4]	1,050	2.5	2.5	19.6	
Committed					
Offices:					
51 Lime Street, EC3	475	21.3	21.0	191.0	Q1 2007
York Building, W1	138	6.6	-	56.0	Q4 2006
Basinghall Street, EC2[5]	199	3.3	3.3	21.0	Q2 2007
Coleman Street, EC2[5]	180	2.7	2.7	21.8	Q1 2007
Business Parks:					
Blythe Valley (Plot A1)	53	1.0	-	8.7	Q4 2005
Blythe Valley (Plot G2)	35	0.7	0.7	6.9	Q4 2006
Retail Park:					
Nugent, Orpington	118	4.4	0.4	31.9	Q1 2006
Total	1,198	40.0	28.1	337.3	
Cost to complete:				203.8	

[1] current estimated headline rent
[2] construction cost, estimated or achieved
[3] estimated practical completion of construction
[4] International Rail Freight Terminal – BL Rosemound (JV) – rent and cost data show BL's 50% share
[5] City of London Office Unit Trust (CLOUT)
Data for Group and its share of Funds and Joint Ventures, except areas in sq ft shown at 100%

Following successful completion of the Plantation Place and 10 Exchange Square office developments in the City, work is well under way at 51 Lime Street (the Willis Building) where Willis Group are contracted to take all the offices under a 25-year lease without breaks. The 43,200 sq m (465,000 sq ft) offices and 930 sq m (10,000 sq ft) retail are scheduled for completion in 2007.

The York Building in London's West End is also being constructed on time and on budget for completion at the end of 2006. This will provide over 12,800 sq m (138,000 sq ft) of high quality office, retail and residential apartments.

The development by BL Rosemound of substantial distribution facilities at the Daventry International Rail Freight Terminal has successfully completed with all plots now sold at a significant surplus above cost. This joint venture intends to acquire further projects for mixed use development.

Nugent Shopping Centre in Orpington is a mixed use Open A1 (part restricted) scheme, providing a retail park together with a residential element. Pre-lets have been achieved to tenants including Debenhams, Next, Mothercare and HMV.

CLOUT is undertaking two City office developments at Basinghall Street and Coleman Street, EC2; both are forward sold (and Coleman Street is also forward funded).

Development prospects, shown below, are sites and properties where we have identified opportunities and are progressing with design, planning applications and site preparation for development projects.

Development Prospects

	Sector	Sq ft 000	Rent £m pa	Cost[1] £m	Planning
201 Bishopsgate	City Office	822	40.2	291	Detailed
The Leadenhall Building	City Office	601	32.1	271	Detailed
Ludgate West	City Office	127	5.8	46	Detailed
Regents Place	West End Office				
	i) N.E. Quadrant	347	15.4	134	Pending
	ii) Osnaburgh St	391	17.2	148	Submitted
	Residential	282	6.1	102	Pending /submitted
Blythe Valley Park	Business Park	716	14.0	108	Outline /detailed
New Century Park	Business Park /Distribution	582	8.1	84	Outline
Meadowhall Casino	Leisure	409	12.2	124	Submitted
Theale	Residential	204	4.3	35	Submitted
Redditch[2]	Distribution	227	0.6	4	Detailed
Gallions Reach, Beckton	Retail Park	58	1.4	16	Submitted
Preston	Retail Park	67	1.2	14	Submitted
Total[3]		**4,833**	**158.6**	**1,377**	
Cost to complete:				1,327	

[1] estimated cost of construction, excluding land and interest
[2] BL Gazeley (JV)
[3] data for Group and its 50% share of JVs, except areas shown at 100%

At 201 Bishopsgate, EC2 we have secured a revised planning consent (subject to a S106 agreement now in its final agreed form) for a 35-storey Broadgate Tower and a 13-storey building. These will provide 75,500 sq m (812,000 sq ft) of prime offices plus 930 sq m (10,000 sq ft) retail, forming the next phase of the Broadgate Estate and designed to meet the needs of both financial and professional occupiers. Estimated construction costs are £291 million with an ERV of £40 million per annum at market levels. Enabling works have commenced. We will proceed with development of this prime asset on a speculative basis and expect completion mid 2008 – well ahead of most competing schemes and well timed for delivery into the recovery in the City office market.

Financial Results, six months to 30 September 2005

These results are the first reported under the International Financial Reporting Standards (IFRS) adopted from 1 April 2005. This change to the accounting basis arises from legislation requiring all EU listed companies to apply these standards in their financial statements. Comparative figures under IFRS are shown for the 6 months to 30 September 2004 and for 31 March 2005 where appropriate.

In anticipation of quarterly reporting, the Group has also changed the basis of accruing revenues between periods, which affects the allocation between the first and second halves of a financial year and aligns the Group with the industry norm. Net rental income for the comparative period (September 2004) would have been £6 million higher on the new basis. For the same reason, the uplift in revenue from rent reviews is now recognised on an accruals basis, based on valuer's estimated rental values, rather than on settlement of the rent review as previously. This gives rise to £2 million of additional revenue in this period.

	September 2005	September 2004 (restated for IFRS)	**Increase**
Revenue:			
Gross rental and related income	**£340m**	£278m	22.3%
Net rental income	**£305m**	£237m	28.7%
Underlying profit before tax	**£102m**	£72m	41.7%
Profit before tax	**£761m**	£446m	70.6%
Diluted earnings per share	**118.3 pence**	71.7 pence	65.0%
Underlying diluted earnings per share	**15.4 pence**	10.4 pence	48.1%
Dividend per share	**5.2 pence**	4.8 pence	8.3%
	September 2005	March 2005 (restated for IFRS)	
Capital growth:			
Net assets	**£5,299m**	£4,783m	10.8%
Adjusted diluted net assets	**£6,595m**	£5,913m	11.5%
Adjusted diluted NAV per share	**1256 pence**	1128 pence	11.3%

Revenue Returns

The Group has prepared a proportionally consolidated income statement and balance sheet (which are included as Tables A and B attached) for the benefit of stakeholders who wish to see the results of the Group's interest in Funds and Joint Ventures on a look through basis. The following commentary (and the data in the above table) refers to the financial information of the Group as reported.

Gross rental and related income for the half year increased by 22.3% to £340 million. Net rental income increased by 28.7% to £305 million. The increases reflect £45 million of purchases and sales of £3 million, with new lettings adding £15 million of which £10 million arose from Plantation Place alone. The assets acquired in the Debenhams and Spirit portfolios included leases with guaranteed minimum uplifts. IFRS requires such uplifts to be spread over the lease term leading to a £10 million increase in reported rental income.

Underlying pre-tax profit from Funds and Joint Ventures was £14 million, £1 million less than from 2004. Net rental income from Funds and Joint Ventures increased by £13 million (+39.4%) reflecting £9 million from Funds acquired as part of the Pillar acquisition for the two months post acquisition. IFRS requires Funds and Joint Ventures to be accounted for as a single line in the income statement showing a total profit of £80 million. This includes financing costs (£28 million), valuation gains (£82 million) and a taxation charge (£16 million) which would have been reported separately under UK GAAP.

Group net financing costs rose £29 million to £190 million. The increase includes the cost of financing acquisitions (£37 million) and a saving of £7 million arising from the refinancing of the Broadgate securitisation. Net rents covered interest 1.6 times.

Our administrative expenses for the 6 months totalled £36 million, a 64% increase on the 6 months to September 2004, reflecting increased staff and other costs following acquisitions and key personnel recruitment, and include one off costs of £8 million.

Underlying profit before tax (excluding profits on asset disposals and revaluation gains) increased by 42% to £102 million. Underlying earnings per share of 15.4 pence per share (after applying an underlying tax rate of 21.6%) increased 48%. Previously reported underlying earnings per share of 11.7 pence for the period to September 2004 under IFRS have been restated to 10.4 pence, following analyst representations. The Group's policy now is only to include in underlying EPS tax items relating to the reported period. Previously we included tax items arising from prior periods.

Group profits on asset disposals were £34 million representing net sales proceeds less March valuation. Profit before tax of £761 million include revaluations of properties and investments as required by IFRS totalling £562 million. Diluted earnings per share totalled 118.3 pence per share including these valuation gains.

The tax rate for the 6 months is 20.8% with an underlying rate of 21.6% excluding tax on sales and the effects of prior year items. Corporation tax of £8 million is payable in respect of underlying profits, along with an underlying deferred tax charge of £14 million utilising losses including those arising from the refinancing of the Broadgate securitisation.

Our progressive dividend policy continues with an interim dividend declared of 5.2 pence per share, an increase of 8.3%. In accordance with IFRS this dividend has not been accrued.

Profits after interest, tax and working capital movements generated a positive operating cash flow of £62 million for the 6 months. As a significant net investor in the first half, acquisitions (including repayment of debt acquired) and development expenditure of £1,326 million outweighed disposal proceeds of £332 million. Funds and Joint Ventures have returned a further £240 million. During the period, secured assets and other assets of non-recourse companies generated £44 million of surplus cash after payment of interest and debt amortisation.

Capital Growth and Total Return

The strong growth in portfolio valuation and increased profits has led to an increase in adjusted diluted net assets since March 2005 of 11.5% to £6,595 million; 1256 pence per share. Total return to shareholders (adjusted diluted net asset value growth per share plus final dividend) in the half year was 12.3%.

Financing Activity

Our financing and capital structure policies remain unchanged from those set out in our Annual Report as at 31 March 2005. It remains our strategy to manage the assets and liability mix in the business on a fully integrated basis, producing growth with a secure and attractive risk profile.

Financing Statistics	30 September 2005	31 March 2005 (restated for IFRS)
Group:		
Net Debt	**£6,870m**	£6,061m
Weighted average debt maturity	**13.0 yrs**	14.3 yrs
Weighted average interest rate	**5.87%**	6.00%
% of net debt at fixed/capped interest rates	**88%**	90%
Interest cover (net rents to net interest)	**1.61**	1.59
Loan to value (borrowings to property & investments)	**51%**	50%
Unsecured debt to unencumbered assets	**47%**	42%
Undrawn committed facilities and cash	**£1,215m**	£969m
Group and share of Funds and Joint Ventures:		
Net debt	**£8,104m**	£6,563m
Weighted average debt maturity	**11.8 yrs**	13.5 yrs
Interest cover (net rents to net interest)	**1.61**	1.63
Loan to value (borrowings to property & investments)	**54%**	52%

As a result of good growth and profitable disposals our gearing is comfortably within our target loan to value range of 45-55%, notwithstanding the Pillar acquisition and development expenditure.

During the last six months we **raised over £1.3 billion of new (or renewed) bank lines**. £790 million was arranged in a successful, oversubscribed syndicated facility with a total of 25 banks, taking advantage of good market pricing. In addition, more than £510 million resulted from a number of bi-lateral agreements on similar terms.

Hercules Unit Trust (HUT), the retail park fund advised by British Land Property Advisers Limited and owned 34.6% by the Group, completed a **£1 billion securitisation** in September 2005. The seven year debt issue, secured against 16 high quality retail parks located throughout Britain, incorporated significant asset management flexibility.

Portfolio Valuation - Up 4.9% in six months (5.2% including Pillar and disposals)

The British Land property portfolio was valued at 30 September 2005 by our newly appointed external valuers Knight Frank. This gives us a unique opportunity to test and validate values of our investment properties which we are pleased so to report. It does, however, make precise comparison with prior periods a little more complex, given detailed approach and methodology variances between firms of valuers. Overall, the portfolio including our share of Funds and Joint Ventures has increased in value by £2.1 billion over the six months to 30 September 2005, to £14.65 billion - over £1.4 billion from net additions and £680 million from growth of 4.9%.

This growth includes the Pillar properties and Funds from the date of completion of the acquisition (28 July 2005) to 30 September 2005. If we include growth in the Pillar assets from the date of their last reported value to September 2005, together with the surplus over the last year end valuation achieved on all our sales in the six months, the growth in the overall portfolio increases to 5.2%.

The improvement in value has resulted from further yield shift (as predicted last year) driven by strong investment markets, plus achievement of rental income growth. Investor demand is supported by property fundamentals and the continuing favourable comparison of risks versus returns from alternative asset classes.

All sectors in the portfolio improved in value. The tables shown earlier in this report set out the details of the valuation by sector.

All retail is up by 4.3% including an increase of 2.2% on our £3 billion retail warehouse portfolio, following a rise of 13.7% for the year to March 2005. This reflects the short 2-month period that our interests in Pillar have been held during the half-year. If we included the Pillar portfolio for the full six months, the increase in the retail warehouse portfolio would have been 3.4%. Our retail in high street, superstores and department stores have all performed well. Meadowhall, which continues to be the subject of much asset management activity (as set out earlier in this report) is up 3.9% to £1.5 billion.

All offices are up 6.1% over the six months, which reflects the positive position of our prime City and West End investments at this early point in the cyclical recovery of the Central London office market. The Broadgate Estate, EC2, is up 4.7% to £2.974 billion; while the overall headline ERV determined by the valuers under different methodology than previously is put in a £37.50-£45.00 per sq ft range, against an average contracted rent of £46.74 per sq ft, the net initial yield has tightened to 5.7%.

Regent's Place, NW1 has increased in value by 5.2% to £536 million, based on a yield of 5.54%, with average contracted rents increased to £34.05 per sq ft. The two development sites at Regent's Place (N.E. Quadrant and Osnaburgh Street) are now valued separately.

The ungeared change in property values is approximately 1% less than the IPD all property index movement for the same period. While British Land manages its business for absolute return, the aim also remains to beat this index at property level, as we have done at NAV level. Actions are in place to address individual asset issues. The positive news is that overall the portfolio outperformed on fundamentals of rental growth and asset management, being held back in aggregate by yield compression favouring less prime properties. This phenomenon is quite likely to reverse in time.

Hercules Unit Trust, the largest of the Funds and valued by CBRE, has achieved an increase in the value of its retail park assets under management of 6.4%, to £2.7 billion, contributing to an ungeared total return of 8.2% over the last 6 months (11% on a geared basis). There is strong appetite from investors for the units, although few sellers in the market. The total funds under management by HUT, CLOUT, PREF and HIF have grown to over £3.6 billion, of which British Land's share is £1.3 billion.

Outlook - Portfolio Positioned for Growth and Resilience

57% Retail - 73% of which is out of town
37% Office - 94% of which is in Central London

Retail sales and profits continue to be under much scrutiny as consumer expenditure growth has moderated. Retailers' experience in the current market varies but overall operating margins have built up some resilience and demand for the right locations and accommodation remains healthy.

Out of town retail sales growth is, and is expected to continue to be, above total retail sales growth as out of town takes an increasing share of the market. The size and configuration of out of town space is advantageous for retailers, and the overall costs of occupation and servicing such locations are lower. In particular, the larger retail parks with smaller unit sizes and flexible planning use are enjoying strong demand as retailers, such as Arcadia (Topshop, Topman), Boots, Next and Marks & Spencer, migrate or expand from the high street. The British Land and Funds portfolio has a high, and increasing, proportion of Open A1 (70% by value) and Open Restricted (12% by value) planning consents – these provide the greatest flexibility and enable us to respond to retailer requirements. For example, some retailers are changing the preferred sizes of their stores and in our portfolio we are able to respond with the required supply. In addition, as demand for traditional bulky goods parks slows, if tenants at those parks wish to move (or, indeed, if they fail) the warehouse parks in our portfolio have opportunities for reconfiguration and change of the type of retailer.

Our out of town portfolio has been boosted by the acquisition of Pillar, including the share of the important HUT retail park portfolio. This portfolio too is increasing focus on Open A1 use through active review of the assets and significant purchases of these investments, together with sales to reduce involvement with certain bulky goods schemes.

British Land now has 171 out of town retail schemes including superstores, providing some 1.6 million sq m (17 million sq ft) in over 1,031 retail units. Flexible unit sizes accommodate more than 240 different retail and leisure tenants. We expect these assets to continue to perform well.

Our investments in town - department stores, shopping centres and prime unit shops - have an important position in the portfolio. In these sectors we concentrate on the best towns and high streets and particular assets which have good opportunities for growth under our management. Income growth on our department stores is underpinned by the contracted 2½ / 3% per annum rental increases.

The Central London offices' occupational market is seeing good signs of recovery in demand. Take up of space is improving, and now back to trend at 511,000 sq m (5.5 million sq ft) per annum. Grade A offices in the City are particularly in demand and their availability has fallen to its lowest level since 2003. Business and financial services account for over 50% of current demand; this is expected to increase since employment in these sectors is predicted to grow, by some 136,000 jobs by 2008. Forecast vacancy overall for the City is set to reduce from the current 10% to 4.9% in 2008.

Against this increasing demand, supply continues to reduce as a result of minimal new speculative development. An upturn in rents is expected to result from these market factors and headline rents reported by Agents have increased for the first time in over 4 years, to £47.50 per sq ft.

Projected City Rents: Agents' Consensus	Range £psf	Average increase %	BL City rent reviews % of rent roll
2006	47.30 – 50.60	**5.7**	20
2007	52.00 – 55.40	**8.0**	15
2008	56.90 – 62.40	**9.7**	16
2009	59.30 – 67.10	**6.6**	32
2010	60.90 – 69.10	**7.3**	15

The investment market in Central London offices remains very strong, continuing to set new records in turnover. In the first 3 quarters of 2005 the volume of transactions in the City has already exceeded that for all of 2004, which itself was a record year for investment in City offices. Yields are still tightening in this sector.

Property Market Analysis LLP (PMA), Europe's largest independent property research consultancy, has identified Central London offices and out of town retail as the sectors with best prospects for total returns driven by rental growth over the next 5 years. British Land's portfolio is positioned as to 67% in these sectors.

PMA Forecast Total Property Returns – next 5 years	**Average Ungeared Total Return % pa**	**British Land's Weighting %**
Shopping centres	6.8	17
Retail warehouses	**10.8**	**+32**
High street	6.7	8
Central London offices	**11.0**	**35**
Provincial offices	8.0	2
Industrial	7.6	2
		+ includes superstores

So the British Land portfolio is positioned for growth, with security provided by the prime quality of the assets, well let on long leases to strong tenants, including a significant proportion of guaranteed minimum rental uplifts. We have intensified our reshaping of the portfolio and proactive asset management and will continue to focus on these areas to enhance risk adjusted returns.

Independent review report to The British Land Company PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005 which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Recognised Income and Expense, the Reconciliation of Movements in Shareholders' Funds and related notes 1 to 23. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. The accounting policies are consistent with those that the directors intend to use in the annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with IFRSs as adopted for use in the EU.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Deloitte & Touche LLP
Chartered Accountants
London

Consolidated Income Statement for the six months ended 30 September 2005

Year ended 31 March 2005 Audited £m		Note	2005 Unaudited Underlying pre tax * £m	2005 Unaudited Capital and JV tax * £m	2005 Unaudited Total £m	2004 Unaudited Underlying pre tax * £m	2004 Unaudited Capital and tax * £m	2004 Unaudited Total £m
604	**Gross rental and related income**	3	**340**		**340**	278		278
517	**Net rent and related income**		**305**		**305**	237		237
8	Fees and other income		**9**	**(3)**	**6**	3		3
158	Funds and joint ventures (see also below)	10	**14**	**66**	**80**	15	68	83
(49)	Administrative expenses		**(36)**		**(36)**	(22)		(22)
609	Net valuation gains (includes profits on disposals)	5		**596**	**596**		306	306
	Net financing costs							
28	financing income		**35**		**35**	7		7
(354)	pre-exceptional financing expenses		**(225)**		**(225)**	(168)		(168)
(180)	exceptional item							
(506)		4	**(190)**		**(190)**	(161)		(161)
737	**Profit on ordinary activities before taxation**		**102**	**659**	**761**	72	374	446
	Taxation credit (expense)							
46	current				**(11)**			(6)
(130)	deferred				**(135)**			(68)
(84)		6			**(146)**			(74)
654	**Profit for the period after taxation**				**615**			372
	Attributable to:							
654	**Shareholders of the company**				**615**			372
128.5 p	Basic earnings per share	8			**118.7 p**			74.4 p
126.0 p	Diluted earnings per share	8			**118.3 p**			71.7 p
	Share of results of funds and joint ventures							
31	Operating profit pre-tax		**14**		**14**	15		15
169	Net valuation gains on property and investments			**82**	**82**		90	90
(42)	Taxation			**(16)**	**(16)**		(22)	(22)
158		10	**14**	**66**	**80**	15	68	83

* As defined in note 2

Consolidated Balance Sheet as at 30 September 2005

31 March 2005 Audited £m		Note	2005 Unaudited £m	2004 Unaudited £m
	ASSETS			
	Non-current assets			
10,877	Investment properties	9	**11,694**	9,579
212	Development properties	9	**304**	196
11,089			**11,998**	9,775
	Other non-current assets			
700	Investments in funds and joint ventures	10	**1,185**	671
153	Other investments	13	**171**	114
	Intangible assets	12	**72**	
73	Goodwill		**180**	
12,015			**13,606**	10,560
	Current assets			
36	Trading properties (at cost)	9	**44**	36
76	Trade and other debtors	14	**81**	55
151	Cash and short-term deposits	17	**144**	128
263			**269**	219
12,278	**Total assets**		**13,875**	10,779
	LIABILITIES			
	Current liabilities			
(408)	Short-term borrowings and overdrafts	17	**(282)**	(153)
(351)	Trade and other creditors	15	**(467)**	(383)
(759)			**(749)**	(536)
	Non-current liabilities			
(5,754)	Debentures and loans	17	**(6,657)**	(4,881)
(37)	Other non-current liabilities	16	**(37)**	(22)
(945)	Deferred tax liabilities	18	**(1,133)**	(816)
(6,736)			**(7,827)**	(5,719)
(7,495)	**Total liabilities**		**(8,576)**	(6,255)
4,783	**Net assets**		**5,299**	4,524
	EQUITY			
130	Share capital		**130**	129
1,249	Share premium		**1,252**	1,249
12	Other reserves	22	**(28)**	9
3,392	Retained earnings	22	**3,945**	3,137
4,783	**Total equity attributable to shareholders of the company**		**5,299**	4,524
1,135 p	**Adjusted NAV per share:** Basic	19	**1,263 p**	1,065 p
1,128 p	Fully diluted	19	**1,256 p**	1,060 p

(The Adjusted Net Asset Value (NAV) per share includes the external valuation surplus on trading and finance lease properties but excludes goodwill, the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances.)

Approved by the Board on 23 November 2005

Consolidated Statement of Recognised Income and Expense

for the six months ended 30 September 2005

Year ended 31 March 2005 Audited £m		2005 Unaudited £m	2004 Unaudited £m
654	Profit on ordinary activities after taxation	**615**	372
	Exchange movements on translation of foreign subsidiary		
	Valuation movements		
12	- on development properties	**17**	3
(15)	- on foreign currency derivatives	**10**	
	- on cash flow hedges		
(10)	British Land group	**(57)**	(3)
3	share of funds and joint ventures	**(7)**	5
(4)	Actuarial gains (losses) on defined benefit pension schemes		
6	Tax on items taken directly to equity	**5**	(1)
(8)	**Net gain (loss) recognised directly in equity**	**(32)**	4
	Transferred to the income statement		
5	- foreign currency derivatives	**(12)**	(3)
10	- cash flow hedges	**4**	5
15	**Transfers**	**(8)**	2
661	**Total recognised income and expense for the period**	**575**	378

Reconciliation of Movements in Shareholders' Funds

for the six months ended 30 September 2005

Year ended 31 March 2005 Audited £m		Note	2005 Unaudited £m	2004 Unaudited £m
	Opening equity shareholders' funds			
4,669	- as previously reported		**4,783**	4,669
(568)	- effect of adopting IFRS			(568)
4,101	**Opening equity shareholders' funds as restated**		**4,783**	4,101
102	Shares issued		**3**	101
(11)	Purchase of ESOP shares		**(9)**	(8)
7	Adjustment for share and share option awards		**4**	4
4,199			**4,781**	4,198
661	Total recognised income and expense for the period		**575**	378
(77)	Dividend paid in period	7	**(57)**	(52)
4,783	**Closing equity shareholders' funds**		**5,299**	4,524

Consolidated Cash Flow Statement for the six months ended 30 September 2005

Year ended 31 March 2005 Audited £m		Note	2005 Unaudited £m	2004 Unaudited £m
480	**Cash generated from operations**	20	**242**	230
(351)	Interest paid		**(180)**	(161)
10	Interest received		**6**	3
(10)	UK Corporation tax paid		**(4)**	(5)
(4)	Foreign tax paid		**(2)**	(2)
125	**Net cash inflow from operating activities**		**62**	65
	Cash flows from investing activities			
(509)	Purchase of investment properties and development expenditure		**(105)**	(136)
(98)	Purchase of investments			(97)
81	Sale of investment properties		**332**	16
4	Sale of investments			
(23)	Investment in and loans to funds and joint ventures		**(3)**	(3)
55	Amounts repaid by funds and joint ventures		**240**	
(36)	Purchase of subsidiary companies (net of cash acquired)		**(815)**	
(526)	**Net cash outflow from investing activities**		**(351)**	(220)
	Cash flows from financing activities			
1	Issue of ordinary shares		**3**	1
(11)	Purchase of ESOP shares		**(9)**	(8)
(77)	Dividends paid		**(57)**	(52)
2,081	Issue of Broadgate Estate securitised debt			
(1,439)	Redemption of Broadgate Funding PLC securitised debt			
(138)	Redemption of 135 Bishopsgate Financing Ltd securitised debt			
(649)	Repayment of debt acquired with subsidiary companies		**(403)**	
614	Increase in bank and other borrowings		**752**	176
382	**Net cash inflow from financing activities**		**286**	117
(19)	Net decrease in cash and cash equivalents		**(3)**	(38)
166	Cash and cash equivalents at 1 April 2005		**147**	166
147	**Cash and cash equivalents at 30 September 2005**		**144**	128
	Cash and cash equivalents consists of:			
151	Cash and short-term deposits		**144**	128
(4)	Overdrafts			
147			**144**	128

Notes to the accounts for the six months ended 30 September 2005 (unaudited)

1. Basis of preparation

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The full accounts for the year ended 31 March 2005, which were prepared under UK GAAP and which received an unqualified report from the auditors, and did not contain a statement under s 237(2) or (3) of the Companies Act 1985, have been filed with the Registrar of Companies. The unaudited financial information contained in this report has been prepared on the basis of accounting policies set out below. Comparatives for the year ended 31 March 2005 contained within this report were published in a press release on 14 July 2005, and further details and reconciliations explaining the transition to IFRS are available on the group's website,

The interim report was approved by the Board on 23 November 2005.

The financial information presented in this document is unaudited and has been prepared in accordance with International Financial Reporting Standards and International Accounting Standards ('IFRS' or as applicable 'IAS') and interpretations adopted by the International Accounting Standards Board (the

On 19 November 2004, the European Commission endorsed an amended version of IAS 39, "Financial Instruments: Recognition and Measurement" rather than the full version as previously published by the IASB. In accordance with guidance issued by the UK Accounting Standards Board, the full version of IAS 39, as issued by the IASB, has been adopted in the preparation of this financial information.

The financial information has been prepared under the historical cost convention, except for the revaluation of investment and development properties, fixed asset investments, certain financial instruments and deferred tax thereon. The principal accounting policies adopted are set out below.

Consolidation of subsidiaries, joint ventures and associates

The consolidated accounts include the accounts of The British Land Company PLC and all subsidiaries (entities controlled by British Land). Control is assumed where British Land has the power to govern the financial and operating policies of an investee entity so as to gain benefits from its activities.

The results of subsidiaries, joint ventures or associates acquired or disposed of during the year are included from the effective date of acquisition or to the effective date of disposal. Accounting practices of subsidiaries, joint ventures or associates which differ from Group accounting policies are adjusted on consolidation.

Business combinations are accounted for under the acquisition method. Any excess of the purchase price of business combinations over the fair value of the assets, liabilities and contingent liabilities acquired and resulting deferred tax thereon is recognised as goodwill. Any discount received is credited to the income statement in the period of acquisition. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Joint ventures and associates are accounted for under the equity method, whereby the consolidated Balance Sheet incorporates the Group's share of the net assets of its joint ventures and associates. The consolidated income statement incorporates the Group's share of joint venture and associate profits after tax. Their profits include revaluation movements on investment properties.

Other investments

Other investments are shown at fair value. Any surplus or deficit arising on revaluation is recognised directly in the income statement.

Properties

Investment properties

Investment properties, including freehold and long leasehold properties, are independently valued each year on an open market basis. Any surplus or deficit arising is recognised in the income statement for the period.

Development properties

Development properties which were not previously investment properties are independently valued each year on an open market basis. A valuation in excess of a property's historical cost is credited directly to equity within the revaluation reserve. Where the value of a property falls below its cost, the surplus or deficit on valuation is recognised in the income statement.

Where an investment property is being redeveloped the property is accounted for as if it were an investment property and any movement in valuation is recognised in the income statement.

The cost of properties in the course of development includes attributable interest and other associated outgoings. Interest is calculated on the development expenditure by reference to specific borrowings where relevant and otherwise on the average rate applicable to short-term loans. Interest is not capitalised where no development activity is taking place. A property ceases to be treated as a development property on practical completion.

Trading properties

Trading properties are stated at the lower of cost and net realisable value.

Property disposals and transfers

Disposals are recognised on completion: profits and losses arising are recognised through the income statement, the profit on disposal is determined as the difference between the sales proceeds and the carrying amount of the asset.

Intangible assets

Intangible assets, such as customer contracts, acquired through business combinations, are measured initially at fair value and are amortised on a straight line basis over their estimated useful lives, and are subject to regular reviews for impairment.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the subsidiary, associate or jointly controlled entity at the time of acquisition. In particular, goodwill arises as a result of deferred tax provisions within the acquired entities' accounts and on fair value adjustments. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the Income statement and is not subsequently reversed.

Head leases

Where an investment property is held under a head lease it is initially recognised as an asset as the sum of the premium paid on acquisition and the present value of minimum ground rent payments. The corresponding rent liability to the head leaseholder is included in the Balance Sheet as a finance lease obligation.

Financial instruments

Trade debtors and creditors

Trade debtors and creditors are stated at their nominal value. Trade debtors are reduced by appropriate allowances for estimated irrecoverable amounts.

Financial Obligations

Debt instruments are stated at their net proceeds on issue. Finance charges including premiums payable on settlement or redemption and direct issue costs are spread over the period to redemption, using the effective interest method.

Hedging instruments

As defined by IAS39, cash flow hedges are carried at fair value in the Balance Sheet. Changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges are recognised directly in the hedging reserve and any ineffective portion is recognised in the income statement.

Fair value hedges are carried at fair value in the Balance Sheet. Changes in the fair value of derivatives that are designated and qualify as effective fair value hedges, are recorded in the income statement, along with any changes in the fair value of the hedged item that is attributable to the hedged risk. Any ineffective portion is also recognised in the income statement.

The Group's use of financial derivatives is governed by the Group's financing policies, details of which are included in the Financing Policy and Risk Management section of the Annual Report and Accounts.

Net rental income

Rental income is recognised on an accruals basis, exclusive of service charge recoveries. Rental income from fixed and minimum guaranteed rent reviews is recognised on a straight line basis over the shorter of the entire lease term or the period to the first break option. Where such rental income is recognised ahead of the related cash flow, an adjustment is made to ensure the carrying value of the related property including the accrued rent does not exceed the external valuation.

A rent adjustment based on open market estimated rental value is recognised from the rent review date in relation to unsettled rent reviews.

Initial direct costs incurred in negotiating and arranging a new lease are amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date.

Where a lease incentive payment does not enhance the property, it is amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date. Where a rent free period is included in a lease, the rental income forgone is allocated evenly over the period from the date of lease commencement to the earliest termination date.

Service charges and other recoveries are credited directly against relevant expenditure.

Taxation

The tax expense represents the sum of the tax currently arising and deferred tax for the period.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, most notably revaluation movements, and it further excludes items that are never taxable or deductible. The liability is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets and liabilities arise from differences between the carrying amounts of assets and liabilities in the balance sheet and their tax bases (known as 'temporary differences'), principally due to revaluation movements on properties held for the long term. Deferred tax is provided in respect of all taxable temporary differences at the balance sheet date that may give rise to an obligation to pay more or less tax in the future. Deferred tax is measured on a non-discounted basis.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

On business combinations, the deferred tax effect of fair value adjustments is incorporated in the consolidated balance sheet.

Employee costs

Defined benefit pension scheme assets are measured using fair values; pension scheme liabilities are measured using the projected unit credit method and discounted at the rate of return of a high quality corporate bond of equivalent term to the scheme liabilities. The net surplus or deficit is recognised in full in the consolidated balance sheet. Any asset resulting from the calculation is limited to past service costs plus the present value of available refunds and reductions in future contributions to the plan.

The current service cost and gains and losses on settlement and curtailments are charged to operating profit. Past service costs are recognised in the income statement if the benefits have vested or, if they have not vested, are amortised on a straight line basis over the period until vesting occurs. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.

Contributions to the Group's defined contribution schemes are expensed on the basis of the contracted annual contribution.

Share-based incentives

The fair value of equity-settled share-based payments to employees is determined at the date of grant and is expensed on a straight-line basis over the vesting period based on the Group's estimate of shares or options that will eventually vest. In the case of options granted, fair value is measured by a Black-Scholes pricing model.

IFRS transitional arrangements

When preparing the Group's IFRS balance sheet at 1 April 2004, the date of transition, the following material optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

(i) Business combinations - the provisions of IFRS 3 'Business combinations' have been applied prospectively from 1 April 2004. The Group has chosen to not restate business combinations that took place before the date of transition; and

(ii) Employee benefits – the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves.

Financial Instruments - the Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the option that would enable the Group to only apply these standards from 1 April 2005.

2. Underlying results

Underlying pre tax profit

Underlying profits are profits adjusted in line with the industry proposed earnings measure and adjusted for the exceptional refinancing of Broadgate. The industry proposed adjusted earnings measure excludes gains on property or investment revaluations and disposals and related taxation, intangible asset movements and the capital allowance effects of IAS 12 where applicable.

Capital and JV tax

Capital and joint venture tax includes intangible asset movements and valuation gains and, where applicable, tax arising in funds and joint ventures.

3. Gross rental and related income

Year ended 31 March 2005 £m		**2005 £m**	2004 £m
509	Rent receivable	**293**	241
40	Spreading of tenant incentives / guaranteed increases	**27**	11
8	Surrender premiums	**7**	5
47	Service charge income	**13**	21
604	Gross rental and related income	**340**	278
(44)	Service charge expense	**(9)**	(19)
(43)	Property operating expenses	**(26)**	(22)
517	Net rent and related income	**305**	237

The basis of recognising rent receivable in the period has been adjusted to ensure that rent is spread evenly over the year. Previously, a method based on the actual number of days in each billing period led to higher second half profits compared to the first half, due to the varying lengths of English rent quarters. The effect in the current period is £6m. As described in note 1, increases arising on rent review are recognised from the rent review date. This has led to additional rent of £2m being accrued in the period, but prior periods have not been restated as the effect is not considered material.

Net rental income for the half year to 30 September 2005 from properties which were subject to a security interest or held by non recourse companies was £198m (Year ended 31 March 2005: £374m).

4. Net financing costs

Year ended 31 March 2005 £m		2005 £m	2004 £m
	Interest payable on:		
84	bank loans and overdrafts	**59**	35
261	other loans	**137**	130
	loans to joint ventures	**1**	
2	obligations under finance leases	**1**	1
347		**198**	166
(8)	Deduct: development cost element	**(4)**	(2)
339		**194**	164
	Interest receivable on:		
(10)	deposits and securities	**(4)**	(3)
(3)	loans to joint ventures		
(13)		**(4)**	(3)
	Other finance (income) costs:		
	Pension scheme:		
(3)	Expected return on pension scheme assets	**2**	(1)
3	Interest on pension scheme liabilities	**(2)**	1
	Fair value hedges:		
7	Valuation movements on fair value debt	**17**	
(7)	Valuation movements on fair value derivatives	**(17)**	
	Foreign currency hedges:		
(5)	Valuation movements on translation of foreign currency debt	**12**	3
5	Hedging reserve recycling	**(12)**	(3)
180	Exceptional item - Broadgate securitisation		
506	**Net financing costs**	**190**	161
(28)	Total financing income	**(35)**	(7)
534	Total financing expenses	**225**	168
506	**Net financing costs**	**190**	161

On 2 March 2005 the Group incurred an exceptional charge of £180m whilst redeeming the securitised debt of Broadgate (Funding) PLC and 135 Bishopsgate Financing Limited. On the same day Broadgate Financing PLC issued £2,080m of new securitised debt in respect of the Broadgate Estate (see note 17). The pre tax exceptional item of £180m (post tax: £126m, after £54m tax credit) relates mainly to the difference between the redemption value and the carrying value of the redeemed debt.

5. Net revaluation gains on property and investments

Year ended 31 March 2005 £m		2005 £m	2004 £m
43	Revaluation of investments (note 13)	**18**	
550	Revaluation of properties (note 9)	**544**	304
16	Gains on property disposals	**34**	2
609		**596**	306

6. Taxation

Year ended 31 March 2005 £m		2005 £m	2004 £m
	Tax charge		
	Current tax		
(3)	UK corporation tax (30%)	**3**	10
2	Foreign tax	**9**	1
(1)		**12**	11
(45)	Adjustments in respect of prior years	**(1)**	(5)
(46)	Total current tax charge (credit)	**11**	6
130	Deferred tax on income and revaluations	**135**	68
84	**Group total taxation (net)**	**146**	74
42	Attributable to joint ventures	**16**	22
126	Total taxation	**162**	96
	Tax reconciliation		
738	Profit on ordinary activities before taxation	**761**	446
(158)	Less: share of profits of funds and joint ventures	**(80)**	(82)
580	Group profit on ordinary activities before taxation	**681**	364
174	Tax on group profit on ordinary activities at UK corporation tax rate of 30% (2004 - 30%)	**204**	109
	Effects of:		
(178)	Valuation gains on investment properties	**(170)**	(91)
(10)	Capital allowances	**(4)**	(3)
11	Tax losses and other timing differences	**(16)**	(5)
2	Expenses not deductible for tax purposes	**(2)**	2
(45)	Adjustments in respect of prior years	**(1)**	(6)
(46)	Group current tax charge (credit)	**11**	6

7. Interim dividend

The proposed interim dividend of 5.2 pence per share (30 September 2004: 4.8 pence per share) was approved by the Board on 23 November 2005 and is payable on 17 February 2006 to shareholders on the register at the close of business on 20 January 2006.

As required by IFRS, the dividend has not been included as a liability as at 30 September 2005 as it has not yet been paid. Following approval, the dividend will be recognised as a liability and will be reflected in the Reconciliation of movements in shareholders' funds, which currently shows the 2005 final dividend of £57 million, representing 10.9 pence per share, that was paid on 19 August 2005.

8. Basic and diluted earnings per share

Basic and diluted earnings per share are calculated on the profit for the period after taxation and on the weighted average number of shares in issue during the period as shown below:

Year ended 31 March 2005			**2005**		2004	
Weighted average number of shares m	Profit after taxation £m		**Weighted average number of shares m**	**Profit after taxation £m**	Weighted average number of shares m	Profit after taxation £m
		Earnings per share				
509	654	Basic	**518**	**615**	500	372
519	654	Diluted	**520**	**615**	519	372

Year ended 31 March 2005			**2005**		2004	
Weighted average number of shares m	Profit after taxation £m		**Weighted average number of shares m**	**Profit after taxation £m**	Weighted average number of shares m	Profit after taxation £m
		Underlying earnings per share				
509	139	Basic	**518**	**80**	500	54
519	139	Diluted	**520**	**80**	519	54

Underlying profits are profits adjusted in line with the industry proposed earnings measure and for the year ended 31 March 2005 adjusted for the exceptional charge incurred from the Broadgate refinancing. The industry proposed adjusted earnings measure excludes gains on property or investment revaluations and disposals and related taxation and the capital allowance effects of IAS 12 where applicable.

Underlying earnings per share is calculated by taking the underlying profit before taxation of £102m (31 March 2005: £181m; 30 September 2004: £72m) and adjusting for related taxation of £22m (31 March 2005: £42m; 30 September 2004: £18m) and excluding tax items related to prior periods. This is a change in methodology from the reported figure in our provisional restated IFRS comparatives published in July 2005 where prior year items were included.

9. Investment, development and trading properties

Investment, development and trading properties were valued by external valuers other than where stated on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors:

31 March 2005 £m			2005 £m	2004 £m
	United Kingdom:	Knight Frank	**11,615**	
10,802		ATIS REAL Weatheralls		9,547
282		FPD Savills	**294**	247
		Directors' valuation *	**167**	
69	Republic of Ireland:	Jones Lang LaSalle		50
1	Netherlands:	CB Richard Ellis B.V.	**1**	1
11,154	**Total Group property portfolio valuation**		**12,077**	9,845
	Represented by:			
10,877	Investment properties		**11,694**	9,579
212	Development properties		**304**	196
36	Trading properties at lower of cost or valuation		**44**	36
11,125	Carrying value of properties on balance sheet		**12,042**	9,811
57	External valuation surplus on trading properties		**62**	56
(28)	Head lease liabilities		**(27)**	(22)
11,154	**Total Group property portfolio valuation**		**12,077**	9,845

* These properties are under contract for sale.

Properties valued at £7,363m (31 March 2005: £7,052m; 30 September 2004: £6,513m) were subject to a security interest and other properties of non-recourse companies amounted to £61m (31 March 2005: £42m; 30 September 2004: £40m).

Total property valuations including share of funds and joint ventures

31 March 2005 £m		2005 £m	2004 £m
11,154	**British Land Group**	**12,077**	9,845
	Share of funds and joint ventures		
1,321	Investment properties	**2,535**	1,192
4	Development properties		
25	Trading properties at cost	**31**	26
8	Finance lease properties	**8**	8
2	External valuation surplus on trading properties	**7**	3
4	External valuation surplus on finance lease properties	**4**	3
(11)	Head lease liabilities	**(11)**	(11)
1,353		**2,574**	1,221
12,507	**Total property portfolio valuation**	**14,651**	11,066

9. Investment, development and trading properties (continued)

	Freehold £m	Long Leasehold * £m	**Total £m**
Investment properties			
(including investment properties being redeveloped)			
Carrying value at 1 April 2005	10,259	618	**10,877**
Additions - corporate acquisitions	495		**495**
- other additions	75	8	**83**
Disposals	(300)	(11)	**(311)**
Reallocation			
Transfer from development properties			
Exchange fluctuations	1		**1**
Revaluations	471	51	**522**
Lease incentive and minimum guaranteed rent review debtor movement	27		**27**
Investment properties - carrying value 30 September 2005	11,028	666	**11,694**
Development properties			
Valuation 1 April 2005	212		**212**
Additions	53		**53**
Revaluations - included in Income statement	22		**22**
Revaluations - included in Statement of recognised income and expense	17		**17**
Valuation 30 September 2005	304		**304**
Trading properties			
At lower of cost and net realisable value 30 September 2005	36	8	**44**
			12,042
External valuation surplus on trading properties			**62**
Head lease liabilities			**(27)**
Total Group property portfolio valuation			**12,077**

* Includes short leasehold properties (1 April 2005: £9m; 30 September 2005: £11m).

10. Funds and Joint ventures

British Land's summary share of profits of funds and joint ventures

Year ended 31 March 2005 £m		2005 £m	2004 £m
73	**Gross rental income**	**48**	36
68	Net rental income	**46**	33
(4)	Other expenditure	**(4)**	(2)
1	Other income		1
(34)	Net financing costs	**(28)**	(17)
31	**Net underlying profit before tax**	**14**	15
169	Net valuation gains on property and investments	**82**	90
200	**Profit on ordinary activities before taxation**	**96**	105
(42)	Taxation (current and deferred)	**(16)**	(22)
158	**Profit on ordinary activities after taxation**	**80**	83

Summary movement for the period

	Equity £m	Loans £m	Total £m
At 1 April 2005	660	40	**700**
Acquired with Pillar Property PLC	675	5	**680**
Additions		3	**3**
Disposals	(240)	(26)	**(266)**
Share of profit after taxation	80		**80**
Distributions and dividends	(5)		**(5)**
Hedging movements	(7)		**(7)**
At 30 September 2005	**1,163**	**22**	**1,185**

The Group's share of fund and joint venture external net debt is £1,234m (31 March 2005: £502m; 30 September 2004: £438m).

The Group's share of the market value of fund and joint venture debt as at 30 September 2005 was £5m more than the Group's share of the book value (31 March 2005: £4m; 30 September 2004: £4m).

The Group's share of fund and joint venture properties as at 30 September 2005 was £2,574m (31 March 2005: £1,353m; 30 September 2004: £1,221m).

10. Funds and Joint ventures (continued)

Summary of British Land's share of investments

	British Land interest	Net rental income £m	Underlying profit £m	Profit for the period £m	Gross assets £m	Gross liabilities £m	Net investment £m
Funds (for the 2 month period ended 30 September 2005)							
City of London Office Unit Trust (CLOUT)	35.9%	2			263	(200)	63
Hercules Unit Trust (HUT)	34.6%	7	2	23	958	(382)	576
Pillar Retail Europark Fund (PREF)	36.4%				67	(40)	27
Hercules Income Fund (HIF)	26.1%			2	40	(4)	36
Others					12	(10)	2
		9	2	25	1,340	(636)	704
Joint ventures							
BL Fraser Limited	50.0%	3	1	8	139	(86)	53
Tesco BL Holdings Limited	50.0%	7	2	17	282	(197)	85
BLT Properties Limited	50.0%	4	1	9	168	(118)	50
The Tesco British Land Property Partnership	50.0%	2	1	8	88	(62)	26
BL Davidson Limited	50.0%	11	4	6	317	(171)	146
The Scottish Retail Property Limited Partnership	50.0%	8	3	3	343	(269)	74
BL Rosemound	50.0%	3	(1)	2	35	(30)	5
BL West (remaining 50% acquired in period - see note 11)		2	1	2			
Other joint ventures					47	(5)	42
		40	12	55	1,419	(938)	481
Total share of funds and joint ventures		**49**	**14**	**80**	**2,759**	**(1,574)**	**1,185**

The total investment in joint ventures is £544m, comprising £63m being CLOUT and its associated ventures (Basinghall Street Unit Trust and Austral House Unit Trust) and £481m for other joint ventures.

HUT, PREF and HIF are treated as associates.

11. Pillar Balance sheet on acquisition

On 28 July 2005 the Group acquired 100% of the issued share capital of Pillar Property PLC. The fair values of the assets and liabilities acquired are detailed below and have been determined on a provisional basis as the Group is currently in the process of finalising the balance sheet as at the date of acquisition.

	£m
Properties	311
Investment in funds	680
Fund management contracts - intangible asset	75
Other assets and liabilities	(23)
Net debt	(271)
	772
Deferred tax liabilities	(62)
Goodwill	107
Total consideration	817

12. Intangible assets

	£m
At 1 April 2005	
Additions	75
Amortisation	(3)
At 30 September 2005	72

Intangible assets relates to fund management contracts which are amortised over the expected remaining life of each contract.

13. Other investments

	£m
At 1 April 2005	153
Revaluations	18
At 30 September 2005	171

14. Trade and other debtors

31 March 2005 £m		2005 £m	2004 £m
39	Trade debtors	**52**	41
5	Prepayments and accrued income	**12**	5
22	Corporation tax		
10	Interest rate derivatives*	**17**	9
76		**81**	55

15. Trade and other creditors

31 March 2005 £m		2005 £m	2004 £m
38	Trade creditors	**44**	53
28	Amounts owed to joint ventures	**29**	39
	Corporation tax	**10**	36
13	Other taxation and social security	**9**	6
212	Accruals and deferred income	**283**	200
60	Interest rate derivatives*	**92**	49
351		**467**	383

16. Other non-current liabilities

31 March 2005 £m		2005 £m	2004 £m
28	Obligations under finance leases	**27**	22
5	Minority interest	**5**	
4	Retirement benefit obligations	**5**	
37		**37**	22

* Includes the fair value adjustments of amounts due with a maturity greater than one year.

17. Net debt

31 March 2005 £m		Footnote	2005 £m	2004 £m
	Secured on the assets of the Group			
396	Class A4 4.821% Bonds 2036	1.1, 2	**396**	
	6.5055% Secured Notes 2038	1.2, 3		97
59	5.920% Secured Notes 2035	1.3	**62**	58
215	Class C2 5.098% Bonds 2035	1.1, 2	**217**	
365	Class B 4.999% Bonds 2033	1.1, 2	**365**	
174	Class A3 4.851% Bonds 2033	1.1, 2	**174**	
224	Class A1 Floating Rate Bonds 2032	1.1, 2	**224**	
314	Class A2 4.949% Bonds 2031	1.1, 2	**311**	
149	Class D Floating Rate Bonds 2025	1.1, 2	**148**	
20	7.743% Secured Notes 2025	1.4	**20**	20
234	Class C1 Floating Rate Bonds 2022	1.1, 2	**234**	
	5.66% 135 Bishopsgate Securitisation 2018	1.5, 3		2
	8.49% 135 Bishopsgate Securitisation 2018	1.5, 3		7
247	8.875% First Mortgage Debenture Bonds 2035		**247**	247
197	9.375% First Mortgage Debenture Stock 2028		**197**	197
13	10.5% First Mortgage Debenture Stock 2019/24		**13**	13
20	11.375% First Mortgage Debenture Stock 2019/24		**20**	20
206	6.75% First Mortgage Debenture Bonds 2020	1.6	**206**	206
103	6.75% First Mortgage Debenture Bonds 2011	1.6	**103**	103
45	Bank loan	1.7	**44**	45
	Loan notes		**12**	
2,981			**2,993**	1,015
	Unsecured			
572	Class A1 5.260% Unsecured Notes 2035	1.3	**584**	568
99	Class B 5.793% Unsecured Notes 2035	1.3	**98**	99
84	Class C Fixed Rate Unsecured Notes 2035	1.3	**86**	83
	Class C2 6.4515% Unsecured Notes 2032	1.2, 3		74
	Class B 6.0875% Unsecured Notes 2031	1.2, 3		220
	Class A3 5.7125% Unsecured Notes 2031	1.2, 3		147
	Class A2 5.67% Unsecured Notes 2029	1.2, 3		281
212	Class A2 (C) 6.457% Unsecured Notes 2025	1.4	**212**	212
206	Class B2 6.998% Unsecured Notes 2025	1.4	**206**	206
21	Class B3 7.243% Unsecured Notes 2025	1.4	**21**	21
	Class A1 Fixed Rate Unsecured Notes 2024	1.2, 3		321
	5.66% 135 Bishopsgate Securitisation 2018	1.5, 3		22
	8.49% 135 Bishopsgate Securitisation 2018	1.5, 3		87
80	Class A1 6.389% Unsecured Notes 2016	1.4	**78**	82
80	Class B1 7.017% Unsecured Notes 2016	1.4	**76**	83
	Class C1 6.7446% Unsecured Notes 2014	1.2, 3		140
40	Class A2 5.555% Unsecured Notes 2013	1.3	**37**	42
1,394			**1,398**	2,688
81	6.30% Senior US Dollar Notes 2015	4	**87**	85
2	10.25% Bonds 2012		**2**	2
85	7.35% Senior US Dollar Notes 2007	4	**90**	88
1,619	Bank loans and overdrafts		**2,369**	1,156
3,181			**3,946**	4,019
6,162	Gross debt	5	**6,939**	5,034
60	Interest rate derivatives (liabilities)		**92**	49
(10)	Interest rate derivatives (assets)		**(17)**	(9)
6,212			**7,014**	5,074
(151)	Cash and short term deposits	6	**(144)**	(128)
6,061	Net debt		**6,870**	4,946

17. Net debt (continued)

31 March 2005 £m		2005 £m	2004 £m
	1 These borrowings are obligations of ring-fenced, special purpose companies, with no recourse to other companies or assets in the Group.		
2,071	1.1 Broadgate Financing PLC	2,069	
	1.2 Broadgate (Funding) PLC		1,280
854	1.3 MSC (Funding) PLC	867	850
619	1.4 BLSSP (Funding) PLC	613	624
	1.5 135 Bishopsgate Financing Ltd		118
309	1.6 BL Universal PLC	309	309
45	1.7 BLU Nybil Ltd	44	45

2 A total of £2,080m Bonds were issued by Broadgate Financing PLC on 2 March 2005.

3 All the outstanding Notes of Broadgate (Funding) PLC and external loans of 135 Bishopsgate Financing Ltd were redeemed on 2 March 2005.

4 Principal and interest on these borrowings were fully hedged into Sterling at the time of issue.

5 The principal amount of gross debt at 30 September 2005 was £6,957m (31 March 2005: £6,209m; 30 September 2004: £5,096m). Included in this, the principal amount of secured borrowings and other borrowings of non-recourse companies was £4,391m (31 March 2005: £4,393m; 30 September 2004: £3,742m).

6 Cash and deposits not subject to a security interest amount to £38m (31 March 2005: £54m; 30 September 2004: £42m).

Maturity analysis of net debt

31 March 2005 £m			2005 £m	2004 £m
	Repayable:			
408	within one year and on demand		282	153
259	between:	one and two years	332	382
1,328		two and five years	2,147	1,023
533		five and ten years	564	539
795		ten and fifteen years	806	546
580		fifteen and twenty years	597	753
948		twenty and twenty five years	976	752
1,001		twenty five and thirty years	1,235	579
310		thirty and thirty five years		307
5,754			6,657	4,881
6,162	Gross debt		6,939	5,034
50	Interest rate derivatives		75	40
(151)	Cash and short term deposits		(144)	(128)
6,061	**Net debt**		6,870	4,946

17. Net debt (continued)

Maturity of committed undrawn borrowing facilities

31 March 2005 £m			2005 £m	2004 £m
	Expiring:			
114		within one year	**472**	32
95	between:	one and two years	**20**	21
10		two and three years	**110**	25
442		three and four years	**190**	286
132		four and five years	**279**	672
25		over five years		
818	**Total**		**1,071**	1,036

Interest rate profile - including effect of derivatives

31 March 2005 £m		2005 £m	2004 £m
5,360	Fixed rate	**5,938**	4,054
100	Capped rate	**100**	100
601	Variable rate (net of cash)	**832**	792
6,061	**Net debt**	**6,870**	4,946

Comparison of market values and book values at 30 September 2005

	Market Value £m	Book Value £m	**Difference £m**
Securitisations	3,689	3,549	**140**
Debentures and unsecured bonds	1,248	965	**283**
Bank debt and other floating rate debt	2,425	2,425	
Cash and short-term deposits	(144)	(144)	
	7,218	6,795	**423**
Other financial (assets) liabilities			
- interest rate derivative assets	(17)	(17)	
- interest rate derivative liabilities	92	92	
	75	75	
Total	**7,293**	**6,870**	**423**

The differences are shown before any tax relief.

18. Deferred tax liabilities

31 March 2005 £m		2005 £m	2004 £m
123	Capital allowances	**125**	106
(29)	Other timing differences	**(34)**	
	Intangible assets	**21**	
851	Property and investment revaluations	**1,021**	710
945		**1,133**	816

Deferred tax movements

746	Opening position	**945**	746
130	Charge to income statement	**135**	69
(6)	(Credit) charge to statement of recognised income and expense	**(5)**	1
75	Acquisitions	**58**	
945	Closing position	**1,133**	816

19. Net Asset Value per share

	Shares m	Adjusted Net Assets £m	Net Assets £m
Net Asset Value (undiluted)			
Shareholders' funds as shown on balance sheet	519	5,299	5,299
IAS12 capital allowance effects:			
British Land Group		125	
Share of funds and joint ventures		7	
		132	
Contingent taxes on revaluation gains			
British Land Group - see note 18		1,042	
Share of funds and joint ventures		128	
		1,170	
Goodwill		(180)	
Fair value adjustments for debt and related derivatives, net of deferred tax			
British Land Group		51	
Share of funds and joint ventures		12	
		63	
Total external valuation surplus on trading & finance lease properties		73	73
Deferred taxation on external surplus on trading & finance lease properties			(20)
Net assets attributable to ordinary shares		6,557	5,352
At 30 September 2005		**1,263 p**	**1,031 p**
At 31 March 2005		1,135 p	932 p
At 30 September 2004		1,065 p	882 p
Fully diluted Net Asset Value			
Net assets attributable to ordinary shares	519	6,557	5,352
Adjust to fully diluted on exercise of share options	6	38	38
Net assets attributable to fully diluted ordinary shares	525	6,595	5,390
At 30 September 2005		**1,256 p**	**1,027 p**
At 31 March 2005		1,128 p	927 p
At 30 September 2004		1,060 p	878 p

The adjusted NAV includes the external valuation surplus on trading and finance lease properties but excludes goodwill, the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances. This is the proposed industry standard, which in this case has been adjusted for goodwill.

Reconciliation of adjusted diluted net assets	£m	Pence per share
At 31 March 2005	5,913	1,128
Revaluation surpluses	668	127
Underlying profit after tax	80	15
Gains on asset disposals	37	7
Dividends paid	(57)	(11)
Goodwill on acquisition of Pillar (net of deferred tax)	(45)	(9)
Other	(1)	(1)
At 30 September 2005	**6,595**	**1,256**

20. Notes to the cash flow statement

Reconciliation of profit on ordinary activities before tax to cash generated from operations

Year ended 31 March 2005 £m		2005 £m	2004 £m
738	Profit on ordinary activities before tax	**761**	446
1	Depreciation and amortisation	**3**	1
(2)	Negative goodwill		
	Net valuation gains on		
(609)	investment properties and investments	**(596)**	(306)
	Increase in lease incentive and minimum		
	rent guarantee debtor	**(27)**	
(158)	Share of profits after tax of funds and joint ventures	**(80)**	(83)
16	Dividends received from funds and joint ventures	**5**	7
8	Share options, share awards and pension funding	**5**	4
326	Net financing costs	**190**	161
180	Exceptional item (as described in note 4)		
6	(Increase) decrease in trading properties	**(7)**	6
(37)	Decrease (increase) in debtors	**27**	(12)
11	(Decrease) increase in creditors	**(39)**	6
(258)		**(519)**	(216)
480	**Cash generated from operations**	**242**	230

21. Share capital

31 March 2005 m		2005 m	2004 m
	Actual shares in issue		
488	Opening balance	**518**	488
30	Conversion of convertible bonds		30
	Other issues	**1**	
518	Closing balance	**519**	518
	Adjustment for fully diluted (NAV basis)		
	Dilution for		
6	Share options	**6**	5
524	Fully diluted shares	**525**	523
509	**Weighted average number of shares in issue for period**	**518**	500
	Dilution for		
9	Convertible bonds to date of conversion		18
1	Share options	**2**	1
519	Fully diluted shares	**520**	519

22. Reserves

	Other Reserves £m	Retained earnings £m	**Total £m**
At 1 April 2005	12	3,392	**3,404**
Total recognised income and expense	(40)	615	**575**
Adjustment for share and share option awards		4	**4**
Purchase of ESOP shares		(9)	**(9)**
Dividends paid		(57)	**(57)**
At 30 September 2005	**(28)**	**3,945**	**3,917**

Retained earnings

Retained earnings includes revaluation surpluses in the current and prior periods that are recognised as income under IFRS.

Other reserves

Other reserves comprises the following reserve accounts:

(i) Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow and foreign currency hedging instruments.

(ii) Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the translation of the liabilities that hedge the Company's net investment in a foreign subsidiary.

(iii) Revaluation reserve

The revaluation reserve relates to development properties and other investments.

23. Contingent liabilities

Contingent liabilities of the Parent for guarantees to third parties amounted to £Nil (31 March 2005: £Nil; 30 September 2004: £Nil).

TPP Investments Limited, a wholly owned ring-fenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £44m (31 March 2005: £44m; 30 September 2004: £44m) and recourse is only to the partnership assets.

Table A

Summary income statement based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It shows the results of the group, with funds and joint ventures consolidated on a proportional basis.

Income statement **for the six months ended 30 September 2005**

Year ended 31 March 2005 Unaudited £m			2005 Unaudited £m	2004 Unaudited £m
630	**Gross rental and related income**		**375**	293
585	**Net rent and related income**		**351**	270
9	Fees and other income		**9**	4
(53)	Administrative expenses		**(40)**	(24)
(360)	Net financing costs		**(218)**	(178)
181	**Underlying profit before tax**		**102**	72
779	Net valuation gains		**678**	396
	Amortisation of intangible asset		**(3)**	
(180)	Exceptional item			
780	**Profit on ordinary activities before tax**		**777**	468
(42)	Tax credit (charge) relating to underlying profit		**(22)**	(18)
(84)	Deferred tax arising on revaluation movements		**(140)**	(78)
(126)			**(162)**	(96)
654	**Profit for the period after taxation**		**615**	372
128.5 p	**Earnings per share**	- Basic	**118.7 p**	74.4 p
126.0 p		- Diluted	**118.3 p**	71.7 p
27.3 p	**Underlying earnings per share**	- Basic	**15.4 p**	10.8 p
26.8 p		- Diluted	**15.4 p**	10.4 p

Table B

Summary balance sheet based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It shows the results of the group, with funds and joint ventures consolidated on a proportional basis with trading and finance lease properties shown at valuation.

Balance sheet as at 30 September 2005

31 March 2005 Unaudited £m			2005 Unaudited £m	2004 Unaudited £m
	ASSETS			
	Non-current assets			
12,159	Investment properties		**14,191**	10,738
216	Development properties		**304**	196
12,375			**14,495**	10,934
	Other non-current assets			
	Intangible assets			
153	Other investments		**179**	114
	Intangible assets		**72**	
73	Goodwill		**180**	
12,601			**14,926**	11,048
	Current assets			
132	Trading and finance lease properties at valuation		**156**	132
114	Trade and other debtors		**191**	108
207	Cash and short-term deposits		**217**	182
453			**564**	422
13,054	**Total assets**		**15,490**	11,470
	LIABILITIES			
	Current liabilities			
(489)	Short-term borrowings and overdrafts		**(327)**	(168)
(424)	Trade and other creditors		**(614)**	(440)
(913)			**(941)**	(608)
	Non-current liabilities			
(6,223)	Debentures and loans		**(7,902)**	(5,355)
(9)	Other non-current liabilities		**(11)**	
(1,063)	Deferred tax liabilities		**(1,264)**	(921)
(7,295)			**(9,177)**	(6,276)
(8,208)	**Total liabilities**		**(10,118)**	(6,884)
4,846	**Net assets**		**5,372**	4,586
4,846	**Total equity attributable to shareholders of the company**		**5,372**	4,586
1,135 p	**Adjusted NAV per share:**	- Basic	**1,263 p**	1,065 p
1,128 p		- Fully diluted	**1,256 p**	1,060 p

The adjusted NAV includes the external valuation surplus on trading and finance lease properties but excludes goodwill, the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances. This is the proposed industry standard, which in this case has been adjusted for goodwill.

The British Land Company PLC

SEC MAIL RECEIVED OCT 1 0 2006 WASH. D.C. 213 SECTION

14 February 2006

THE BRITISH LAND COMPANY PLC

THIRD QUARTER REPORT – TO 31 DECEMBER 2005

Highlights

- **British Land's first quarterly report** - the only major UK property company to provide this information

- **Net Asset Value[1] per share up 10.7% to 1390 pence** (up 23.2% for 9 months)
  - Net Assets as adjusted[1] £7.3 billion
  - IFRS Net Assets £5.8 billion

- **Headline pre-tax profits[2] £672 million** (£1.4 billion for 9 months)
  Underlying Profits £71 million (£173 million for 9 months) before tax and gains on asset disposals and revaluation

- **Underlying Earnings per share[1] 11.5 pence** (26.9 pence for 9 months)
  - Headline EPS 97.5 pence (216.0 pence for 9 months)

- **Portfolio Valuation increase of 4.6%** (9.7% increase for 9 months)
  - in line with IPD data for the quarter despite yield compression
  - valuation uplift led by Retail Warehouse parks and London Offices

- **Total properties under management £18.7 billion**

- **Activity levels remain high**
  - £597 million value enhancing disposals (£1.3 billion in year to date) with more to come
  - pro-active asset management stepping up; commencement of 822,000 sq ft 201 Bishopsgate/Broadgate Tower development
  - £750 million superstores refinancing announced in January, reducing future interest expense

- **Benefits of Pillar acquisition underlined**. The Pillar Unit Trusts (HUT, HIF) have outperformed IPD and competitors since acquisition. Fee income has also increased. The acquisition has been strongly accretive to British Land, with continued favourable outlook. Management are contributing well.

[1] adjusted, diluted – Note 9
[2] includes shares of Funds and Joint Ventures – Table A
Prior periods have not been restated/revalued on a quarterly basis, hence comparative date will only be available from next year.

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

Statement by the Chairman, Sir John Ritblat

This is British Land's first quarterly report to shareholders, forming part of a range of communications improvements which we see as leading our industry. For those with a longer perspective, we are also celebrating in 2006 the 150th Anniversary of the foundation of British Land.

I am pleased to report that the Company is in rude health. It has strong financial results with assets owned and under management exceeding £18.7 billion and net assets per share of 1390 pence, up 134 pence, a rise of 10.7% for the quarter.

Our property assets are positioned to perform well in the years ahead, and we have the wherewithal to improve that performance still further with our strong and talented management team. Headline pre-tax profits have well exceeded £1 billion in the first 9 months of this year – though what our founders might have thought of the IFRS reporting basis must be left to the imagination!

Property has had a very good run, and at present levels prime is the place to be – its attractions in terms of total return and ability to sustain leverage generate the best contribution for our shareholders. The benefits of secure and growing long-term cashflow are a very significant element and, as we see from the gilt market, remain in short supply. The recovery of City of London office values underlines again the merit of a long view and diversity in asset choice.

On REITs, we await publication of the final legislation. We have been fully involved in the discussions with H.M. Treasury, and we are hopeful of a resolution that will be commercially viable as well as serving the public interest.

Whatever the outcome, we could not be better placed.

I remain greatly optimistic for the future for British Land and continuing its well practised adaptability and record of performance.

Review by the Chief Executive, Stephen Hester

British Land is reporting a very strong set of results for the quarter ended 31 December 2005. These results together with the activity that produced them and which is ongoing, underline our confidence in the Company's positioning for the future.

Our mission remains delivery of sustained and long-term outperformance for shareholders from the pro-active working of our property assets, efficiently structured and financed. We are well into the execution phase of the changes to strategy outlined in May 2005 and pleased with progress to date.

Markets

Real Estate themes are little changed from our commentary in November with the last results. Yield shift is dominating investment returns. While the shift is a well-founded reaction to low real interest rates and the global economic trends underpinning them, the process seems likely to be in its later phases. The underlying challenges in the real economy continue to restrain rental growth and take up of space overall. To outperform in the face of these demands requires intense focus on meeting customer needs with prime modern and efficient space in locations where those customers need to be. We see parts of the investment market overpricing property with income risk or without good growth prospects and the secondary yield compression that has occurred versus prime as becoming vulnerable to setbacks.

In contrast, our key sector themes in Open A1 Out of Town Retail and Prime London Offices are performing well and have every prospect of continuing to do so in coming years when yield shift fades. Retailers are following their customers' desire for shopping convenience whilst seeking operating efficiencies themselves – this continues to allow above average rental growth in the right out of town assets. In London, as we have predicted, the office cycle is turning up. We are more cautious than some commentators on both rental growth and yield shift prospects, but positive nonetheless. Elsewhere in the portfolio, asset management "stories" drive our selection whilst our expansion in European Out of Town Retail is adding a new growth area, albeit one we aim to develop carefully.

Portfolio Reshaping

The repositioning of British Land's portfolio to more focused concentration on growth areas with competitive advantage continues apace.

Following on from some £1.3 billion of gross assets acquired in 2004/5 and a further £1.8 billion in the first half of 2005/6, our disposal programme this year has so far raised over £1.3 billion, with more to come. In each case we have added value in both purchases and sales.

We have tightened British Land's sectoral focus and improved growth prospects for the future. We are recycling capital actively as illustrated by our office disposals at Fleet Place and Baker Street, and ongoing marketing of Plantation Place, juxtaposed by our increased office development programme in London.

In our retail portfolio we have increased investment in large retail parks with open A1 planning – providing greater opportunities for our management. Some parks with more emphasis on bulky goods have been sold profitably following improvements in rental income.

The table below sets out activity during the third quarter (and subsequent announcements). This reflects both our original programme of sales and the first results of refining our combined portfolio post the Pillar acquisition. In January 2006 CLOUT, the Unit Trust advised by British Land, announced the landmark £520 million sale of CityPoint - over 700,000 sq ft of office and ancillary space.

Sales	**Price £m**	**BL Share £m**	**Gain %[1]**
3 months to 31 December 2005:			
2-16 Baker Street, W1	57.2	57.2	31.6
1&2 Heathrow Gateway, Feltham	65.5	65.5	16.6
Manchester Fort Shopping Park	167.3	167.3	-[2]
1 Fleet Place, EC4	119.5	119.5	21.0
Microsoft Campus Reading	52.2	52.2	9.8
Greyhound Retail Park, Chester	66.5	66.5	-
Banbury Cross Retail Park, Banbury[3]	69.3	12.0	0.4
Palace Grounds Retail Park, Hamilton[3]	64.6	22.4	4.1
Others	42.7	34.6	9.4
	704.8	597.2	9.5
Since 1 January 2006:			
Legal & General House, Kingswood	73.6	73.6	30.4
Priory Retail Park, Merton	42.7	42.7	6.8
CityPoint, EC2[4]	520.0	186.9	8.3
Others	28.7	24.4	18.8
	665.0	327.6	13.2
	1,369.8	924.8	

[1] sale price above latest year end valuation (March 2005)/fair value on acquisition
[2] sale contracted by Pillar prior to British Land acquisition
[3] Hercules Unit Trust (HUT) – Banbury 50% owned
[4] City of London Office Unit Trust (CLOUT)

Gross assets acquired in the 3 months amounted to £83 million (British Land's share £33 million), with a further £62 million (our share £24 million) so far in the current quarter, in each case reflecting retail warehousing activity.

Pro-active Asset Management

Across the business, the process of adding value to our real estate holdings continues. Within this, an increasing focus on improved customer relations is taking hold. Noticeably, our best performance also comes from our most customer centric areas.

Since 30 September, the fruits of lease re-gears at Kingswood House and 1 Fleet Place have facilitated profitable sales. Rental growth (ERV) in the Hercules portfolio was up 2.25% in the quarter (10.2% in calendar 2005 – double the 'sector' average increase) with Pillar's customer focused model now being rolled out across the broader British Land retail portfolio. The refurbishment and remodelling works at Meadowhall continue to plan.

The Nugent Shopping Park development at Orpington has progressed well, achieving completion on time and on budget. The first tenants will be starting to trade at the end of March. Hercules is funding development of an open A1 retail scheme in Hayle, West Cornwall scheduled for completion in September 2006 and PREF has purchased a retail park development in Paris expected to open in Summer 2007.

In London, our first class development programme is accelerating and, we believe, well timed. In the West End, construction of the York Building is well advanced, part of which we will occupy as our new head office. A "resolution to grant planning" for the next phase of Regent's Place (730,000 sq ft gross) has now been received allowing this major development prospect to move forward.

In the City, our development at 51 Lime Street (475,000 sq ft) pre-let to Willis is on track for top out in 4 months and completion early next year. Our 822,000 sq ft development at 201 Bishopsgate/Broadgate Tower received planning permission and is being built speculatively for delivery in 2008. Contract placement for construction is largely in place with on-site work now underway. Work on the Basinghall and Coleman Street (pre-let & forward sold) developments within CLOUT also continues. There are new lettings in documentation for both Plantation Place South and 10 Exchange Square, confirmatory of City leasing trends.

Valuation

The table below shows the principal valuation movements for the 3 month and 9 month periods to 31 December 2005. This represents British Land's first quarterly valuation, Knight Frank's second valuation report on our portfolio and the first full quarter since completing the Pillar acquisition.

The 4.6% portfolio uplift was in line with that reported by the IPD monthly statistics for the quarter despite the continued secondary yield compression that has disadvantaged British Land's prime property valuation trends in recent periods. Contributing to this were like for like growth in rental value (ERV) for the portfolio over the quarter of 0.7% (2.8% annualised, driven by 4.8% annualised increase in the retail portfolio) and yield shift. The net equivalent yield on the portfolio has tightened from 5.3% to 5.1% during the 3 months.

The main sector drivers of the valuation increase over the quarter were:

- retail warehouse parks at 21% of the portfolio, up 6.9%
- London offices (including developments) at 36% of the portfolio rose by 5.9%.

Vacancy rates remain very low.

Valuation by Sector	Group £m	Funds/JVs[1] £m	Total £m	Portfolio %	Uplift[2] %	
					3 mths	9 mths
Retail						
Shopping centres[3]	2,065	487	2,552	17.6	2.0	6.2
Superstores	1,410	210	1,620	11.2	2.5	8.1
Retail warehouses	1,560	1,505	3,065	21.1	6.9	9.7
Department Stores	694	137	831	5.7	2.0	10.2
High street	378	36	414	2.9	3.2	10.5
All retail	**6,107**	**2,375**	**8,482**	**58.5**	**3.9**	**8.4**
Offices						
City[4]	3,990	221	4,211	29.0	5.0	10.8
West End	628	46	674	4.7	6.0	10.6
Business parks, provincial	217	7	224	1.5	2.3	13.4
Development	469	2	471	3.3	15.9	27.0
All offices	**5,304**	**276**	**5,580**	**38.5**	**5.8**	**12.1**
Industrial, distribution, leisure, other[5]	376	64	440	3.0	3.3	4.2
Total[5,6]	**11,787**	**2,715**	**14,502**	**100.0**	**4.6**	**9.7**

[1] Group's share of properties in Funds and Joint Ventures
[2] increase in value for 3 months and 9 months to 31 December 2005 - includes valuation movement in developments, *purchases and capital expenditure, and excludes sales*
[3] Meadowhall valuation up 1.9% to £1,545 million (up 3.0% pre cap-ex); ERV £81 million; net equivalent yield 4.76%
[4] Broadgate valuation up 5.2% to £3,127 million; ERV £37.50 - £45.00 per sq ft; net initial yield 5.5%
[5] excludes the Group's residential portfolio valued at £290m on 31 December 2005 which (together with some further units acquired subsequently) is intended to be sold
[6] annualised net rents (excluding residential) £664 million; portfolio current yield (gross to British Land, without deduction *of purchaser's costs) 4.7%; current yield adding back rent frees 5.0%; reversionary yield (gross, 5 years) 5.5%*

The British Land Company PLC

Balance Sheet

Consolidated Income Statement for the three and nine month periods ended 31 December 2005

Year ended 31 March 2005 Audited £m		Note	Three months ended 31 December 2005 Unaudited Underlying pre tax £m	Three months ended 31 December 2005 Unaudited Capital and JV tax £m	Three months ended 31 December 2005 Unaudited Total £m	Nine months ended 31 December 2005 Unaudited Underlying pre tax £m	Nine months ended 31 December 2005 Unaudited Capital and JV tax £m	Nine months ended 31 December 2005 Unaudited Total £m
604	**Gross rental and related income**	2	180		180	520		520
517	**Net rent and related income**	2	147		147	452		452
8	Fees and other income		25	(3)	22	34	(6)	28
158	Funds and joint ventures (see also below)	7	11	129	140	25	195	220
(49)	Administrative expenses		(18)		(18)	(54)		(54)
610	Net valuation gains (includes profits on disposals)	3		420	420		1,016	1,016
	Net financing costs							
28	financing income		26		26	57		57
(354)	pre-exceptional financing expenses		(120)		(120)	(341)		(341)
(180)	exceptional item							
(506)			(94)		(94)	(284)		(284)
738	**Profit on ordinary activities before taxation**		71	546	617	173	1,205	1,378
	Taxation credit (expense)							
46	current				3			(8)
(130)	deferred				(112)			(247)
(84)		4			(109)			(255)
654	**Profit for the period after taxation**				508			1,123
	Attributable to:							
654	**Shareholders of the company**				508			1,123
128.5 p	Basic earnings per share	5			97.9 p			216.4 p
126.0 p	Diluted earnings per share	5			97.5 p			216.0 p

	Share of results of funds and joint ventures						
31	Operating profit pre-tax	11		11	25		25
169	Net valuation gains on property and investments		184	184		266	266
(42)	Taxation		(55)	(55)		(71)	(71)
158		11	129	140	25	195	220

Consolidated Balance Sheet

31 March 2005 Audited			Note	31 December 2005 Unaudited	30 September 2005 Unaudited
£m			Note	**£m**	£m
	ASSETS				
	Non-current assets				
10,877	Investment properties		6	**11,612**	11,694
212	Development properties		6	**387**	304
700	Investments in funds and joint ventures		7	**1,251**	1,185
153	Other investments			**173**	171
	Intangible assets			**69**	72
73	Goodwill			**180**	180
12,015				**13,672**	13,606
	Current assets				
36	Trading properties (at cost)		6	**42**	44
76	Trade and other debtors			**83**	81
151	Cash and short-term deposits		8	**211**	144
263				**336**	269
12,278	**Total assets**			**14,008**	13,875
	LIABILITIES				
	Current liabilities				
(408)	Short-term borrowings and overdrafts		8	**(213)**	(282)
(351)	Other current liabilities			**(495)**	(467)
(759)				**(708)**	(749)
	Non-current liabilities				
(5,754)	Debentures and loans		8	**(6,187)**	(6,657)
(37)	Other non-current liabilities			**(40)**	(37)
(945)	Deferred tax liabilities			**(1,248)**	(1,133)
(6,736)				**(7,475)**	(7,827)
(7,495)	**Total liabilities**			**(8,183)**	(8,576)
4,783	**Net assets**			**5,825**	5,299
	EQUITY				
130	Share capital			**130**	130
1,249	Share premium			**1,252**	1,252
12	Other reserves			**(8)**	(28)
3,392	Retained earnings			**4,451**	3,945
4,783	**Total equity attributable to shareholders of the Company**			**5,825**	5,299
1,135 p	**Adjusted NAV per share:**	Basic	9	**1,398 p**	1,263 p
1,128 p		Fully diluted	9	**1,390 p**	1,256 p

The Adjusted Net Asset Value (Adjusted NAV) per share includes the external valuation surplus on trading and finance lease properties but excludes goodwill, the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances.

Consolidated Cash Flow Statement for the three and nine month periods ended 31 December 2005

Year ended 31 March 2005 Audited £m		Note	Three months ended 31 December 2005 Unaudited £m	Nine months ended 31 December 2005 Unaudited £m
464	**Cash generated from operations**	10	**133**	370
(351)	Interest paid		**(84)**	(264)
10	Interest received		**3**	9
(10)	UK Corporation tax paid		**(5)**	(9)
(4)	Foreign tax paid			(2)
	Dividends received		**16**	16
16	Dividends and distributions received from funds and joint ventures		**66**	71
125	**Net cash inflow from operating activities**		**129**	191
	Cash flows from investing activities			
(509)	Purchase of investment properties and development expenditure		**(80)**	(185)
(98)	Purchase of investments		**(2)**	(2)
81	Sale of investment properties		**562**	894
4	Sale of investments			
(23)	Investment in and loans to funds and joint ventures		**(2)**	(5)
55	Amounts repaid by funds and joint ventures		**17**	257
(36)	Purchase of subsidiary companies (net of cash acquired)			(815)
(526)	**Net cash inflow (outflow) from investing activities**		**495**	144
	Cash flows from financing activities			
1	Issue of ordinary shares			3
(11)	Purchase of ESOP shares		**(1)**	(10)
(77)	Dividends paid			(57)
2,081	Issue of Broadgate Estate securitised debt			
(1,439)	Redemption of Broadgate Funding PLC securitised debt			
(138)	Redemption of 135 Bishopsgate Financing Limited securitised debt			
(649)	Repayment of debt acquired with subsidiary companies			(403)
614	Decrease (increase) in bank and other borrowings		**(560)**	192
382	**Net cash (outflow) inflow from financing activities**		**(561)**	(275)
(19)	Net increase (decrease) in cash and cash equivalents		**63**	60
166	Cash and cash equivalents at 30 September 2005 and 1 April 2005		**144**	147
147	**Cash and cash equivalents at 31 December 2005**		**207**	207
	Cash and cash equivalents consists of:			
151	Cash and short-term deposits		**211**	211
(4)	Overdrafts		**(4)**	(4)
147			**207**	207

Consolidated statement of changes in equity (unaudited)

for the nine months ended 31 December 2005

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Total £m
At 1 April 2005	130	1,249	12	3,392	4,783
Profit on ordinary activities after taxation				1,123	1,123
Valuation movements on development properties			57		57
Gains (losses) on cash flow hedges			(64)		(64)
Actuarial loss on pension scheme				(3)	(3)
Tax on items taken direct to equity			2		2
Net income recognised directly in equity			(5)	(3)	(8)
Transferred to the Income statement					
Foreign currency derivatives			(16)		(16)
Cash flow hedges			7		7
Items taken directly to reserves - joint ventures			(6)		(6)
Total recognised income and expense for the period			(20)	1,120	1,100
Purchase of ESOP shares				(10)	(10)
Dividends paid				(57)	(57)
Share issues		3			3
Share option awards				6	6
At 31 December 2005	**130**	**1,252**	**(8)**	**4,451**	**5,825**

Notes to the accounts (unaudited)

1. Basis of preparation

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The full accounts for the year ended 31 March 2005, which were prepared under UK GAAP and which received an unqualified report from the auditors, and did not contain a statement under s237 (2) or (3) of the Companies Act 1985, have been filed with the Registrar of Companies. The quarterly financial information was approved by the Board on 13 February 2006.

The current period financial information presented in this document is unaudited. It has been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted for use by the European Union and on the basis of the accounting policies set out in the Group's interim financial information for the six months ended 30 September 2005, consistently applied in all material respects.

Underlying profit and Capital and JV tax have been prepared on a basis consistent with that of the Interim 2005 results.

This is the first quarterly report prepared by British Land. A retrospective valuation was not carried out at 31 December 2004, due to the additional costs and limited benefits involved; accordingly, we have not presented restated IFRS comparatives at 31 December 2004.

2. Gross rental and related income

Year ended 31 March 2005 £m		Three months ended 31 December 2005 £m	Nine months ended 31 December 2005 £m
509	Rent receivable	**142**	434
40	Spreading of tenant incentives / guaranteed increases	**14**	41
8	Surrender premiums	**2**	10
47	Service charge income	**22**	35
604	Gross rental and related income	**180**	520
(44)	Service charge expense	**(19)**	(28)
(43)	Property operating expenses	**(14)**	(40)
517	Net rental and related income	**147**	452

3. Net revaluation gains on property and investments

Year ended 31 March 2005 £m		Three months ended 31 December 2005 £m	Nine months ended 31 December 2005 £m
550	Revaluation of properties	**403**	922
43	Revaluation of investments		18
17	Gains on property disposals	**17**	76
610		**420**	1,016

4. Taxation

Year ended 31 March 2005 £m		Three months ended 31 December 2005 £m	Nine months ended 31 December 2005 £m
	Tax charge		
	Current tax		
(3)	UK corporation tax (30%)	**(3)**	
2	Foreign tax	**2**	11
(1)		**(1)**	11
(45)	Adjustments in respect of prior years	**(2)**	(3)
(46)	Total current tax charge (credit)	**(3)**	8
130	Deferred tax on income and revaluations	**112**	247
84	**Group total taxation (net)**	**109**	255
42	Attributable to funds and joint ventures	**55**	71
126	Total taxation	**164**	326

Tax attributable to underlying profits for the three month period ended 31 December 2005 is £11m (Nine month period ended 31 December 2005: £33m; Year ended 31 March 2005: £42m).

5. Basic and diluted earnings per share

Year ended 31 March 2005 £m		Three months ended 31 December 2005 £m	Nine months ended 31 December 2005 £m
654	Earnings	**508**	1,123
139	Underlying profit after taxation	**60**	140
m		**m**	m
509	Weighted average number of shares in issue	**519**	519
519	Weighted average fully diluted number of shares in issue	**521**	520

Underlying profits are profits adjusted to exclude gains on asset revaluations and disposals and related taxation and the capital allowance effects of IAS 12 where applicable.

6. Investment, development and trading properties

Investment, development and trading properties were valued, at the relevant companies' period ends, by external valuers on the basis of open market value, supported by market evidence, in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors.

	31 December 2005 £m	30 September 2005 £m	31 March 2005 £m
Investment properties	**11,612**	11,694	10,877
Development properties	**387**	304	212
Trading properties at cost	**42**	44	36
Carrying value of properties on Balance sheet	**12,041**	12,042	11,125
External valuation surplus on trading properties	**63**	62	57
Head lease liabilities	**(27)**	(27)	(28)
Total British Land Group property portfolio valuation	**12,077**	12,077	11,154
Share of joint ventures and associates			
Investment properties	**2,702**	2,535	1,321
Development properties			4
Trading properties at cost	**6**	31	25
Finance lease properties	**8**	8	8
External valuation surplus on trading properties	**3**	7	2
External valuation surplus on finance lease properties	**4**	4	4
Head lease liabilities	**(8)**	(11)	(11)
	2,715	2,574	1,353
Total property portfolio valuation	**14,792**	14,651	12,507
Less: Group residential properties	**(290)**	(294)	(282)
	14,502	14,357	12,225

Group properties valued at £7,604m (30 September 2005: £7,363m; 31 March 2005: £7,052m) were subject to a security interest and other properties of non-recourse companies amounted to £53m (30 September 2005: £61m; 31 March 2005: £42m).

7. Funds and Joint Ventures

British Land's share of profits of funds and joint ventures

Year ended 31 March 2005 £m		Three months ended 31 December 2005 £m	Nine months ended 31 December 2005 £m
73	**Gross rental income**	**31**	79
68	Net rental income	**29**	75
(4)	Other expenditure	**(2)**	(6)
1	Other income	**1**	1
(34)	Net financing costs	**(17)**	(45)
31	**Underlying profit before taxation**	**11**	25
169	Net valuation gains on property and investments	**184**	266
200	Profit on ordinary activities before taxation	**195**	291
(42)	Taxation (current and deferred)	**(55)**	(71)
158	**Profit on ordinary activities after taxation**	**140**	220

Summary of British Land's share of investments in funds and joint ventures

	Underlying profits (Three months) £m	Underlying profits (Nine months) £m	Gross assets £m	Gross liabilities £m	Net investment £m
Share of funds	5	7	1,439	(728)	711
Share of joint ventures	6	18	1,466	(926)	540
Total share of investments	11	25	2,905	(1,654)	1,251

The total investment in joint ventures is £605m, which also includes £65m being City of London Office Unit Trust (CLOUT) and its associated ventures.

8. Net Debt

	31 December 2005 £m	30 September 2005 £m	31 March 2005 £m
Securitisations	**3,555**	3,549	3,544
Debentures	**785**	786	786
Bank loans and overdrafts	**1,872**	2,413	1,664
Other bonds and loan notes	**188**	191	168
Gross debt (includes £213m due within one year at 31 December 2005)	**6,400**	6,939	6,162
Interest rate derivatives (liabilities)	**107**	92	60
Interest rate derivatives (assets)	**(29)**	(17)	(10)
	6,478	7,014	6,212
Cash and short-term deposits	**(211)**	(144)	(151)
Net debt	**6,267**	6,870	6,061

9. Net Asset Value per share

	Adjusted Net Assets £m
Shareholders' funds as shown on balance sheet	5,825
Valuation surplus on trading and finance lease properties	70
IAS12 capital allowances effects	132
Contingent tax on revaluation gains	1,335
Fair value of cashflow hedges, net of deferred tax	74
Goodwill	(180)
Adjusted net assets attributable to ordinary shares	7,256
On exercise of share options	43
Adjusted fully diluted net assets attributable to ordinary shares	7,299
At 31 December 2005	**1,390**
At 30 September 2005	1,256
At 31 March 2005	1,128

At 31 December 2005 there were 519m ordinary shares in issue (30 September 2005: 519m; 31 March 2005: 518m) and 525m fully diluted ordinary shares in issue (30 September 2005: 525m; 31 March 2005: 524m).

Triple net asset value (NNNAV) per share at 31 December 2005 is 1,046p (30 September 2005: 960p; 31 March 2005: 904p). NNNAV represents the adjusted fully diluted net assets after deducting the difference between the carrying value and market value of debt and derivatives, net of related deferred tax, of £455m (30 September 2005: £363m; 31 March 2005: £194m) and after deducting contingent tax on revaluation gains of £1,335m (30 September 2005: £1,170m; 31 March 2005: £964m) and contingent tax on trading property gains of £19m (30 September 2005: £20m; 31 March 2005: £17m).

10. Reconciliation of profit on ordinary activities before tax to cash generated from operations

Year ended 31 March 2005 £m		**Three months ended 31 December 2005 £m**	Nine months ended 31 December 2005 £m
738	Profit on ordinary activities before tax	**617**	1,378
1	Depreciation and amortisation	**3**	6
(609)	Net valuation gains on investment property and investments	**(420)**	(1,016)
(158)	Share of profits after tax of funds and joint ventures	**(140)**	(220)
326	Net financing costs	**94**	284
180	Exceptional item		
(14)	Other cashflow items	**(21)**	(62)
464	**Cash generated from operations**	**133**	370

Table A

Proportional pro-forma summary income statement
for the three and nine month periods ended 31 December 2005

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It shows the results of the group, with funds and joint ventures consolidated on a proportional basis.

Year ended 31 March 2005 Unaudited £m		**Three months ended 31 December 2005 Unaudited £m**	Nine months ended 31 December 2005 Unaudited £m
630	**Gross rental and related income**	**211**	599
585	**Net rent and related income**	**176**	527
9	Fees and other income	**26**	35
(53)	Administrative expenses	**(20)**	(60)
(360)	Net financing costs	**(111)**	(329)
181	**Underlying profit before tax**	**71**	173
779	Net valuation gains	**604**	1,282
	Amortisation of intangible asset	**(3)**	(6)
(180)	Exceptional item		
780	**Profit on ordinary activities before taxation**	**672**	1,449
	Taxation credit (expense)		
36	current	**(2)**	(15)
(162)	deferred	**(162)**	(311)
(126)		**(164)**	(326)
654	**Profit for the period after taxation**	**508**	1,123

Table B

Pro-forma summary balance sheets based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It shows the adjusted diluted net assets of the group, with funds and joint ventures consolidated on a proportional basis with trading and finance lease properties shown at valuation. Additionally, goodwill is excluded, as are the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances

31 March 2005 Unaudited £m		**31 December 2005 Unaudited £m**	30 September 2005 Unaudited £m
	ASSETS		
12,132	Commercial properties (including developments)	**14,411**	14,239
132	Trading and finance lease properties at valuation	**126**	156
(39)	Head lease liabilities	**(35)**	(38)
12,225		**14,502**	14,357
282	Residential properties	**290**	294
153	Other investments	**179**	179
	Intangible assets	**69**	72
12,660		**15,040**	14,902
	LIABILITIES		
(223)	Net current liabilities	**(281)**	(280)
	Non-current liabilities		
(6,538)	Net debt	**(7,446)**	(8,026)
(9)	Other non-current liabilities	**(15)**	(11)
23	Deferred tax liabilities	**1**	10
(6,524)		**(7,460)**	(8,027)
(6,747)		**(7,741)**	(8,307)
5,913	**Adjusted diluted net assets**	**7,299**	6,595
1,128 p	**Adjusted diluted NAV per share**	**1,390 p**	1,256 p

	Reconciliation to Consolidated balance sheet		
4,783	Consolidated balance sheet net assets under IFRS	**5,825**	5,299
	Elimination of:		
(73)	- goodwill	**(180)**	(180)
17	- fair value adjustments of cash flow hedges, net of deferred tax	**74**	63
130	- IAS12 capital allowances effects	**132**	132
963	- deferred tax on contingent gains	**1,335**	1,170
63	Valuation surplus on trading and finance lease properties	**70**	73
30	On exercise of share options	**43**	38
5,913	Adjusted diluted net assets	**7,299**	6,595

The British Land Company PLC

23 May 2006

PRELIMINARY ANNOUNCEMENT

THE BRITISH LAND COMPANY PLC

RESULTS FOR THE YEAR TO 31 MARCH 2006

SEC MAIL RECEIVED PROCESSING
OCT 10 2006
WASH. D.C. 213 SECTION

Financial Highlights:

- **Net Asset Value[1] per share up 32%** to **1486 pence**
  - Total return 35%[2]
  - Valuation up 13.5% (13.9% proforma for Pillar)
- **Properties owned or managed up 33%** to **£18.5 billion**
  - EPRA Net assets[1] £7.8 billion, up 32%
  - Net assets £6.0 billion, up 26%
- **Headline pre-tax profit[4] up 117%** to **£1,696 million**
  - Headline earnings per share 240 pence, up 90%
  - Profit on ordinary activities before tax £1,590 million
- **Underlying pre-tax profit[3] up 26%** to **£228 million**
  - 19% increase in gross rental income[4] to £751 million
  - Underlying earnings per share[3] up 33% to 36 pence
  - Dividend up 8% to 17 pence per share for the year

Business Highlights:

- **Delivering on our promises to renew and work the business hard**
  - Pillar acquisition integrated; already a success
  - Over £2.2 billion of value enhancing disposals; improving growth prospects, tightening focus
  - Development programme accelerating; excellent prospects and timing
- Yield shift unlikely to go much further but like for like rental growth of 2.7% underlines growth prospects for British Land's prime space
- **Decision 'in principle' to convert to REIT status from early 2007**
- **Clear market leadership in prime London Offices and Out of Town Retail; a great platform for outperformance**

[1] EPRA basis, Note 2
[2] increase in EPRA NAV plus dividends paid, excluding refinancing charges
[3] Note 2
[4] with proportional consolidation of Funds and Joint Ventures, Table A

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England - Established in 1856

Sir John Ritblat, Chairman, said: "Active property ownership and management at British Land has again produced returns which we hope will make investors proud.

"The core values that built British Land successfully remain more valid than ever. I am confident that the company's merits, soon to be in REIT format, will continue to prove their worth for many years to come.

"Our focus on prime property and on certainty of income, remain distinctive benefits. With the firm foundation of quality assets providing strong, sustainable and growing cashflows, the company has a great deal to offer currently and prospectively."

Stephen Hester, Chief Executive, said: "British Land is in great shape. We are reporting record financial results and are well positioned for the future. Tribute is due to our people who throughout the year have risen to the performance challenge.

"We have added value to our portfolio, tightened our sector focus and improved our growth prospects. In just 12 months we have bought or sold £4.8 billion gross of property, achieving significant profits on sales and purchases.

"The course we set last year remains valid. While the advent of REITs facilitates our strategy, the basic job - making money from efficiently financed real estate - remains unchanged. Tangible, long-term value creation for Shareholders will continue to drive our size, our strategies and our behaviour."

The full preliminary results report follows.

British Land contacts:

John Weston Smith	020 7467 2899
Laura De Vere	020 7467 2920
Amanda Jones	020 7467 2946

Finsbury:

Faeth Birch	020 7251 3801

STATEMENT BY THE CHAIRMAN, SIR JOHN RITBLAT

This is my 35th Annual Report to Shareholders and I am pleased to tell you that the Company is in a position of great strength. Today British Land owns and manages some £18 billion of prime property, making it Europe's largest quoted property company by this measure. In the year ended 31st March 2006, total return (before refinancing charges) is 35% and for the fifth successive year the dividend increase exceeds 8%, with a final dividend of 11.8p per share, making a total of 17p for the year. Shareholders will welcome these outcomes, not least because the value they represent has taken our stock market capitalisation well beyond £6 billion. Net assets, now £7.8 billion, have risen by 32% to 1486p per share on an EPRA basis.

In 2006 we celebrate the 150th anniversary of The British Land Company's original incorporation. The Company started as part of the great electoral Reform movement of the mid-19th century, when few people had the vote, but ownership of an interest in land worth only £2 in rent per year conferred that right. British Land bought tracts of land, mostly in and around London, which could be sub-divided into plots on which houses could be built and so votes obtained.

This early political significance did not last long. The Company soon concentrated on conventional business, and for the first three-quarters of its existence it survived at a very modest level of activity, but it invested prudently and consistently made profits. It is only in the last quarter of its long lifespan that British Land has grown to take its place among the top fifty of all listed British companies. This is a source of pride to all who have contributed to its considerable endeavours over this period.

British Land's equity base in 1970 was just £20 million, so we have come a long way! In my second year we embarked on a double takeover, first of Haleybridge Investment Trust, and then using Haleybridge's holding in Regis Property as a platform, we acquired Regis as well. Regis famously owned a prime City of London office building, the 365,000 sq ft net Plantation House, in scale quite beyond the reach of the old British Land. It housed banks, insurers and commodity exchanges, enjoying international renown. Over the years we extended the site, redeveloped the building, and recently sold only a part of the new Plantation Place offices for £527 million.

Our underlying strategy has been consistently applied for many years. Achieving ownership of the 30 acre Broadgate Estate in stages over a 20 year span was another long-term venture. It began with a participation in the One Finsbury Avenue office development in 1983, and now extends to over 4 million sq ft, with another 820,000 sq ft currently under development. It was a similar story at the Regent's Place Estate, half purchased in 1984, the other half in 1986, which is still in course of redevelopment and revitalisation to provide an additional 1 million sq ft, making just over 2 million sq ft of space in all.

We have joint-ventured with others throughout – Commercial Union, GUS, House of Fraser, Scottish & Newcastle, the Quantum Fund run by George Soros, and Tesco, to name a few of our many partners.

So while there have been important changes in markets generally over the last 35 years, the core values that built British Land successfully remain more valid than ever, and much of our current prosperity derives from earlier decisions, judgements and actions. Property is a long-term game and it is vital to have the strength of conviction and strength of finances to build enduring value. Our focus on prime property and on certainty of income remain distinctive benefits, as they have been in past years. Freeholds are no less attractive now than they were 150 years ago in 1856.

We are also nimble and accomplished deal makers. With undoubted liquidity and a large high quality asset base, we can take full advantage of market opportunities to add to or reshape the portfolio as we did in the past and have done again with Pillar this year.

Sectoral trends come and go, as do commentator enthusiasms. We offer our Shareholders the transparency of quarterly reporting, but one of our perennial strengths must be to look beyond temporary fashion, using our expertise to allocate and reallocate capital across sectors and types of property. In this way we capture superior long-term gains, but avoid short-term diversions that may build column inches rather than substantive value.

REITS and the future

We welcome the Government's long overdue introduction of Real Estate Investment Trust (REIT) legislation to the U.K. which should be operational during the current financial year.

Much work has gone into REITs and it represents an important recognition, as it has elsewhere, of the positive role that a vibrant, onshore, quoted property industry can play in regeneration of the U.K.'s built infrastructure and as a facilitator of economic expansion.

These outcomes rely on the operation of open markets to allocate capital efficiently and to drive performance. We support the "market friendly" model of REIT legislation, which has been selected here and is enjoyed by investors in other major economies.

While not all the detail has been settled, we feel we already know enough to conclude that the REITs regime will benefit British Land. We therefore have decided in principle to apply for this status from the earliest possible date. With a level playing field in tax terms, I am confident that a British Land REIT will prosper and be able to pursue creating growth and value from our property assets, and with little change from the fundamentals of our current business model.

My general view of property as an investment class is that it remains at least as good as anything else, if not better. With the firm foundation of quality assets providing strong, sustainable and growing cashflows, the Company has a great deal to offer currently and prospectively.

The Board

We are very pleased to welcome some newcomers to the Board. Joining as Non-Executive Directors from 1st April are Lord Turnbull and Kate Swann, who will both add considerable lustre and relevant experience to our deliberations. Lord Turnbull's distinguished career in public service, latterly as Secretary to the Cabinet and Head of the Home Civil Service, is particularly apposite to the important public policy issues that regularly involve our industry. Our extensive retail property interests will benefit from the deep insights and experience in retail and consumer fields of Kate Swann, who is Chief Executive of WH Smith Group PLC.

We are also pleased to nominate, at the AGM, two new Executive Directors. Andrew Jones, who joined us with Pillar in 2005, and Tim Roberts, who joined in 1997, have worked to great effect as Co-Heads of Asset Management since last summer and will lead our Retail and Office sectors going forward.

Retiring at the AGM are three Directors, to each of whom we owe special gratitude and appreciation. Sir Derek Higgs, our Deputy Chairman, joined the Board in 2000 and has been a stalwart and leading light on the Board since then. Patrick Vaughan also retires having, as agreed, helped us through the successful integration of Pillar, of which he was Chief Executive. His contribution in this, as well as more broadly, has been substantial. Finally, John Weston Smith. John joined me in 1971 at the beginning of the revival of the Company, and his contribution to the Company for 35 years has been immense. For five years he managed British Land of America, and on his return to the United Kingdom he took over the role of Finance Director. He is both friend and colleague and has been an enormous contributor to our success.

Other forthcoming departures include the evergreen Cyril Metliss, a friend who has concluded a further three years service on our operating boards following 32 outstanding years as an Executive Director; and the retirements after many invaluable years of our long-serving Chief Surveyor, Michael Gunston, and Deputy Chief Surveyor, John Iddiols.

We shall be saying farewell also to our Cornwall Terrace headquarters, where we have run out of space. In 2007 we move to our new building at Marble Arch, where our team, energetic as always, will continue to flourish.

STATEMENT BY THE CHIEF EXECUTIVE, STEPHEN HESTER

British Land is in great shape. We are reporting record financial results as the outcome of both intense and effective business activity. We have also made substantial progress to reposition the Company, building on strong foundations and delivering on our promises made a year ago. This means we are well placed to welcome the advent of UK REITs as an industry leader and look forward to the challenge of outperformance for Shareholders in this new guise.

The 2005/6 Results

Headline Pre-tax Profits are up 117% to £1.7 billion while Underlying Profits rose 26% to £228 million. EPRA Net Asset Value was 1486p per share (up 32%). EPRA Net Assets are £7.8 billion.

Our underlying profit growth was driven by three factors: rental growth, ahead of the market overall; strong gains in fee and other income from the acquisition of Pillar and its subsequent outperformance and dividends from Songbird; and a lower average interest rate reflecting the Broadgate debt refinancing in 2004/5.

Our growth in asset value was primarily driven by property valuation gains and realised profits on disposals. Continuing yield shift in the market benefited all property. Company specific actions on sector weighting, asset management, development pipeline and gearing were responsible for outperformance, despite the yield compression that penalised prime property.

Market Conditions

Real Estate markets offered another year of strong gains driven by yield shift. Overall markets now fairly reflect the value of property's rental growth prospects and strong, bond-like, downside protection compared to alternative financial market trade-offs from bonds to equities. This means that we expect growth rates to reduce, whilst remaining both positive and competitive with other asset classes on a risk-adjusted basis. The property market is also more vulnerable than in recent years to set backs should interest rates go higher.

The economy's prospects (with modest inflation) should support both rental and occupancy growth from current levels, which remain affordable in historic terms.

However, without yield shift "drowning out" real performance, we see greater differentiation in relative results likely in coming years. Success will come more clearly from correct portfolio positioning, intense asset management and effective risk-reward assessments.

Delivering on our promises

A year ago we presented British Land's focused strategy for the future. This builds on the bedrock of our Retail and Office expertise, our bias to prime property, focus on secure, income led growth and disciplined risk management. We also set forth some important areas of change to equip the Company to outperform for Shareholders in years to come.

I am pleased to report that we have delivered on these promises.

Intensified portfolio reshaping

In just 12 months we have bought or sold £4.8 billion (gross) of property. This is the result of a disciplined plan to reshape our property holdings with tighter focus on areas of probable outperformance and to work Shareholders' capital harder in the process. While the pace of asset turnover is likely to slow, this "process discipline" will remain in place. Not only will the reshaping benefit future performance, in practically every case we have reported significant profit on both sales and purchases.

Pro-active asset management

An important source of value growth comes from working assets harder whilst under our stewardship. Success is ultimately shown by rental growth – above market at British Land. A wide range of lettings, tenancy changes, lease restructurings and premises enhancement lie behind these figures. So too does the enhancement of our property development activity, which we believe is well timed to capture value for Shareholders.

Management and culture renewal

The success of our strategy is measured by long-term outperformance for Shareholders. Its key enabler is the expertise, resourcing and application of our people, from whom more is being demanded. Here too we have made good progress. Our new Executive team is in place and functioning well together. We have doubled the professionals in our Asset Management and Development teams. Succession plans are in place and happening where needed. We are implementing a 'performance' culture with explicit and demanding targets, greater individual responsibility and more variable performance linked pay to match. We also expect to move to a new head office in the current financial year.

Investor friendly positioning

On top of our 'tangible' value creation strategies, we have sought to establish British Land at the forefront of investor friendly behaviour – to help improve translation of the economic value we create into value in the hands of our Shareholders.

We aim to be a leader in frequency and quality of reporting and disclosure with high levels of transparency and thereby trust from our investors.

Clarity of strategy, primacy of Shareholder value, focus on competitive advantage - all underpin this approach. As do strong Corporate Governance arrangements and Corporate Social Responsibility.

Pillar

The acquisition of Pillar in July last year was a major event for the Company and one which has turned out well.

Pillar's Hercules Unit Trust (HUT) produced total returns of 35.5% in 2005 demonstrating the value of BL's leadership in Open A1 consented retail warehouse parks which we cemented with the £1.3 billion of these assets acquired with Pillar. HUT also produced record "outperformance" for its investors further benefiting British Land; fee income from third parties of some £40 million was earned in the calendar year. The ability of the Fund Management model to generate strategic options as well as fees was subsequently illustrated with the sale of BL's residential interests in February 2006 whilst retaining their asset management. The integration success of Pillar is not only financial but has also been a contributor to the Company's management and culture renewal described above.

The Future

The course we set last year remains valid. Our sector focus, asset management and development potential and financial strength should provide a platform for superior results in coming years, though there is plenty of work still to do to embed the progress to date.

The advent of REITs facilitates our strategy. It will allow the right property decisions to prevail with less fiscal distortions. It is positive to stated and future Net Assets as contingent tax based on past success is substantially eliminated in exchange for the entry charge. However our basic job – making money from efficiently financed real estate – is unchanged. Total returns will continue to be the yardstick, with income certainty an important part of the mix.

While making sure that near and medium term execution is our main focus, we will continue to grow longer-term capabilities. This includes overseas, as our European out-of-town retail interests expand, or in other UK sectors or property types such as the fixed uplift and indexed rental sector. We will stay disciplined to areas of competitive advantage, but be willing to exploit our scale and expertise to add value within, across and between sectors.

The record shows that our scale and breadth can bring opportunity, without sacrifice of manoeuvrability or focused returns. Above all the acid test is long-term, tangible value creation for Shareholders. This will drive our size, our strategies and our behaviour.

In closing, tribute is due to the efforts of our people who throughout the business have risen to the performance challenge. Change brings opportunity and uncertainty – it is gratifying to see our talented people welcoming the former and prevailing over the latter.

As the Chairman has noted, we have a number of retirements this year. We are immensely grateful for their contribution to British Land, we will miss them individually and we wish them all the best for the future.

FINANCIAL HIGHLIGHTS

Income Statement	Year ended 31 March 2006	Year ended 31 March 2005 (restated for IFRS)
Gross rental income	**£751m**	£630m
Net rental income	**£701m**	£585m
Net interest costs[6]	**£436m**	£360m
Underlying profit before taxation[1]	**£228m**	£181m
Gain on disposals of assets	**£182m**	£26m
Revaluation gain	**£1,658m**	£753m
Profits before taxation[7]	**£1,696m**	£780m
Underlying tax rate	**19%**	23%
Underlying diluted earnings per share[1, 4]	**36 pence**	27 pence
Diluted earnings per share[4]	**240 pence**	126 pence
Dividend per share[8]	**17.0 pence**	15.7 pence

Balance Sheet	31 March 2006	31 March 2005 (restated for IFRS)
Total properties[2]	**£14,414m**	£12,507m
Net assets	**£6,016m**	£4,783m
EPRA net assets[3]	**£7,802m**	£5,913m
EPRA net asset value per share[3]	**1,486 pence**	1,128 pence
Group:		
Net debt	**£5,593m**	£6,061m
Loan to value[5]	**42%**	50%
Including share of Funds and Joint Ventures:		
Net debt	**£6,684m**	£6,538m
Loan to value[5]	**46%**	52%
Total return[6, 9]	**34.6%**	18.8%

Data includes share of Funds and Joint Ventures (Tables A and B), unless otherwise stated. 'Group' excludes share of Funds and Joint Ventures.

[1] see Note 2
[2] does not include the investment in Canary Wharf through Songbird Estates plc, Note 11
[3] see Note 2
[4] diluted for all potential share issues, Note 2
[5] debt to property and investments
[6] excludes refinancing charges of £122m (2005: £180m)
[7] including valuation gains and after impairment charges for goodwill of £240m
[8] interim paid plus final declared
[9] increase in EPRA NAV plus dividends paid, Note 2

PORTFOLIO HIGHLIGHTS

Valuation by Sector	Group £m	Funds/JVs[1] £m	Total £m	Portfolio %	Uplift[2] %
Retail					
Retail warehouses	1,556	1,556	3,112	21.6	14.4
Shopping centres	2,107	515	2,622	18.2	7.1
Superstores	1,513	254	1,767	12.3	16.0
Department Stores	757	143	900	6.2	17.7
High street	338	36	374	2.6	12.2
All Retail	**6,271**	**2,504**	**8,775**	**60.9**	**12.6**
Offices					
City	3,500	42	3,542	24.6	14.3
West End	643	44	687	4.8	13.1
Business parks & Provincial	174	6	180	1.2	14.9
Development	790	1	791	5.5	23.7
All Offices	**5,107**	**93**	**5,200**	**36.1**	**15.5**
Industrial, distribution, leisure, other	375	64	439	3.0	8.2
Total	**11,753**	**2,661**	**14,414**	**100.0**	**13.5**

[1] Group's share of properties in Funds and Joint Ventures
[2] increase in value for 12 months to 31 March 2006 - includes valuation movement in developments, purchases and capital expenditure, and excludes sales

Current Reversions (excluding developments)	Annualised Net Rents[1] £m	Reversionary Income[2] (5 years) £m	Current Yield[3] %	Reversionary Yield[3] (5 years) %
Retail				
Retail warehouses	123	35	4.0	5.1
Shopping centres	125	19	4.8	5.5
Superstores	85	2	4.8	5.0
Department Stores	42	6	4.6	5.3
High street	18	2	4.9	5.3
All retail	**393**	**64**	**4.5**	**5.2**
Offices				
City	165	30	4.7	5.5
West End	33	4	4.7	5.3
Business parks & Provincial	10	2	5.8	6.7
All offices	**208**	**36**	**4.7**	**5.5**
Industrial, distribution, leisure, other	24	2	5.5	6.0
Total	**625**	**102[5]**	**4.6[4]**	**5.3**

[1] net rental income under IFRS differs from annualised net rents which are cash based, due to accounting items such as spreading lease incentives and contracted future rental uplifts, as well as direct property costs
[2] includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at current estimated rental value (as determined by external valuers)
[3] portfolio yield (gross to British Land, without deduction of purchaser's costs)
[4] current yield adding back rent frees 4.8%
[5] £47 million contracted under expiry of rent free periods and minimum rental increases

Leases and Occupancy (excluding developments)	Weighted average lease term, years to first break	Vacancy rate %
Retail		
Retail warehouses	14.4	3.0[1]
Shopping centres	13.2	7.9[1]
Superstores	20.9	-
Department Stores	30.9	-
High street	11.9	2.9
All retail	**17.1**	**3.8[1]**
Offices		
City	10.0	5.3
West End	11.7	0.8
Business parks & Provincial	9.9	7.2
All offices	**10.3**	**4.7**
Industrial, distribution, leisure, other	22.6	4.8
Total	**15.0**	**4.1[1]**

[1] More than 50% of vacancies in shopping centres and retail warehouses have been initiated by us under asset management projects. The underlying vacancy rate, excluding these initiatives, for all retail is 1.8% and the total portfolio vacancy rate is 2.8%

OPERATING AND FINANCIAL REVIEW

Highlights of the year to 31 March 2006

Net Asset Value[1] per share increased by 32% to 1486 pence

Underlying pre-tax profit[2] up 26% to £228 million

Properties owned or managed up 33% to £18.5 billion

Introduction

British Land has delivered outperformance to Shareholders through exceptional growth and value creation over the year reviewed herein. This stems from the combination of an outstanding portfolio of prime assets and successful application of management effort in portfolio reshaping, leasing, development, asset management and financing.

At the same time, British Land is positioning itself for future success. The strategy presented 12 months ago is being implemented as promised. Our asset mix has been reshaped to promote future growth and refinancing has reduced costs and increased flexibility moving forward. Our acquisition of Pillar has gone well, enhancing shareholder value and helping to underpin the changes at British Land.

The investment property market has remained strong with growth based on robust fundamentals relative to other asset classes. However, this growth rate looks increasingly due to slow down.

Objectives

British Land's primary objective is to produce superior, sustained and secure long term shareholder returns from management of our chosen real estate activities and their financing.

The bedrock of our strategy is:

- to focus on areas of competitive advantage
- a bias to high quality assets, with long lease profiles and favourable demand and supply characteristics, complemented by an efficient capital structure
- a focus on meeting customer needs pro-actively, as the best route to occupancy and rental growth
- a distinctive ability to add value through purchases, disposals, partnerships and Fund Management
- excellent integrated risk management skills – blending leasing, development, asset and liability risk into a single attractive and secure growth proposition for Shareholders
- superior long-term income/cash flow growth
- a confident, entrepreneurial and, where justified, contrarian culture.

[1] EPRA basis – Note 2
[2] see Note 2
All figures in this Review include British Land's share of Funds and Joint Ventures unless stated otherwise.

Delivering the Capability to Outperform

Beyond the results achieved in 2005/6, our activity during the year focused on repositioning the Company and strengthening its capabilities to outperform for Shareholders in the years to come.

The property market will pass from its period of "super-normal" returns and future success will be determined by the ability to add value in a lower growth, more demanding environment.

Therefore British Land's first priority is building still further our human capital. The right resources, talents and "performance culture" are pre-requisites of success and were an area of great focus over the year.

In turn our people's skills have been actively employed in repositioning our real estate portfolio to trim out underperformers and build distinctive leadership positions in the two sectors expected to produce the best (risk-adjusted) returns in the next few years – prime London Offices and Out of Town Retail. This discipline will continue, complemented by development of potential new areas for growth in the medium term.

Whilst they are in our portfolio, we work our property assets hard, focusing on meeting customer needs pro-actively, and so achieving improved performance ourselves from a myriad of asset management and development initiatives. This capability and orientation is being extended still further.

And finally, we are clear that the acid test of long-term performance is value delivered to Shareholders. The ease with which they develop comfort and trust in our strategy, our capabilities, our transparency and the performance it reveals is important and an area in which we also strive to excel.

Portfolio reshaping

Property purchases of £2 billion and sales of £2.2 billion have been successfully completed in the year to March 2006.

This activity resulted from the intensified asset review process put in place 15 months ago oriented at improving the (risk adjusted) growth prospects of our asset base. The process is a permanent part of how we intend to add value, although we do expect the level of asset turnover to be lower in a normal year.

Our portfolio reshaping can be characterised by two principal themes – narrowing our sectoral focus to areas where we have both distinctive expertise and confidence in performance – and recycling our capital within "advantaged" sectors to reinforce market leadership and enhance growth prospects.

Sales 12 months to 31 March 2006	**Price** **£m**	**BL Share** **£m**	**Gain** **%**[1]
Offices:			
Plantation Place, EC3	527.0	527.0	20.2
CityPoint, EC2[2]	520.0	186.9	8.3
1 Fleet Place, EC4	119.5	119.5	21.0
10 Fleet Place, EC4	109.1	109.1	15.6
Legal & General House, Kingswood	73.6	73.6	30.4
2-16 Baker Street, W1	57.2	57.2	31.6
Microsoft Campus, Reading	52.2	52.2	9.8
	1,458.6	1,125.5	18.3
Retail:			
ILAC Shopping Centre, Dublin	85.2	85.2	25.0
Manchester Fort Shopping Park	167.3	167.3	-[3]
Banbury Cross Retail Park, Banbury[4]	69.3	12.0	0.4
Greyhound Retail Park, Chester	66.5	66.5	-
Palace Grounds Retail Park, Hamilton[4]	64.6	22.4	4.1
Solarton Retail Park, Farnborough	47.6	47.6	-[3]
Priory Retail Park, Merton	42.7	42.7	6.8
Auldhouse Retail Park, Glasgow	39.8	39.8	4.5
Matalan Unit, Romford	12.1	3.2	10.8
16 High Street retail units	86.3	86.1	14.1
6 in town supermarkets	48.7	48.7	3.8
	730.1	621.5	6.0
Industrial & Distribution:			
Daventry (Plots E1,E3,E4 & C1)[5]	83.3	41.7	19.0
1&2, 3 Heathrow Gateway, Feltham	81.1	81.1	17.2
Residential Portfolio	300.0	300.0	-
Others	44.4	34.6	-
	2,697.5	**2,204.4**	**11.5**

[1] sale price above last year end valuation (March 2005)/fair value on acquisition
[2] City of London Office Unit Trust (CLOUT)
[3] sale contracted by Pillar prior to British Land acquisition
[4] Hercules Unit Trust (HUT) – Banbury 50% owned
[5] International Rail Freight Terminal – BL Rosemound (JV)

Capital recycling – total sales of £1.5 billion, including:

Offices – our sales in the Office sector have focused on assets where our assessment of (risk adjusted) growth prospects was lower than that of our development pipeline and other assets. This includes the two largest individual sales yet seen in the City, of Plantation Place and CityPoint.

- **Plantation Place** was developed by British Land with completion in 2004. The offices in this 51,100 sq m (550,000 sq ft) high quality building are fully let to Accenture, Wachovia Bank, Aspen Insurance and Royal & Sun Alliance. The £527 million sale, at a price above year end valuation and reflecting an exit yield of around 5%, enables us to take a development profit and to recycle the proceeds into further London developments, where we see better prospects for rental growth.

- The sale of **CityPoint** for £520 million was announced by CLOUT, the Unit Trust advised by British Land, in January 2006. This landmark building built in the 1960s and refurbished some five years ago provides over 65,000 sq m (700,000 sq ft) of office and ancillary space, let to over 20 tenants. With office passing rents of up to £68 per sq ft the risk adjusted growth prospects available elsewhere were seen to be better.

- **1 & 10 Fleet Place** were wholly acquired by us through the purchase of our partner's 50% share in the BL West joint venture. Following restructuring of the principal lease at 1 Fleet Place, and to reduce exposure to void and capex risks at 10 Fleet Place, these office properties were both sold in the year for a combined £228.6 million. In each case we were able to take profits in a market featuring strong competition from a number of potential purchasers.

- **2-16 Baker Street** was sold for £57.2 million at some 32% above valuation. This office property had a weighted average lease length of 4 years and was overrented. Its development prospects were highly valued by others in a competitive market.

Retail – in the Retail portfolio, sales have reflected our original programme and the refining of our combined portfolio following the Pillar acquisition. Investment has focused on larger retail parks with open A1 planning consents, which provide greater opportunities for growth through our management.

- **The ILAC Shopping Centre,** Dublin, was purchased in 2001 for €56.6 million and owned jointly with Irish Life. Significant asset management during our ownership, including phased refurbishment and upgrade of facilities, new agreements with key tenants, remodelling of the principal Mary Street entrance and provision of a flagship store for H&M, added substantial value and enabled an opportune sale for €125 million, (£85.2 million).

- **Eight retail parks** with more emphasis on bulky goods have been sold profitably at a total of £510m, following achievement of improvements in rental income.

Tightening sectoral focus – sales of £700 million included:

- The sale of 16 **in-town retail** properties, where the prospects for tenant demand and therefore rental growth were seen as weaker, included an average initial yield of less than 4% for five prime high street shops. We also sold six in-town supermarkets, in a market which has been buoyant for these smaller lot size high street investments.

- The **residential** investment portfolio, being outside our core focus, was sold in February 2006 for a total consideration of £300 million. However, we are pleased that as part of the transaction, we entered into a contract to provide on-going asset management services for the portfolio, thereby utilising our skills in the sector and extending our Fund Management activities and earnings.

- At both **Daventry** International Rail Freight Terminal and **Heathrow Gateway** the developments of distribution warehouse units were completed and profitably sold.

- Offices at **Kingswood** and **Reading** have also been sold, above valuation, where our confidence in rental growth was limited.

Purchases 12 months to 31 March 2006	**Price** **£m**	**BL Share** **£m**	**Value Uplift** **%**[1]
Pillar (wholly owned + share of funds)	1,565.8	1,565.8	9.4[1]
St Stephen's Shopping Centre, Hull[2]	135.0	135.0	-[2]
Ropemaker Place, EC2	131.0	131.0	-[3]
4 Retail Parks[4]	96.8	33.5	2.8
2 Retail Parks (France)[5]	50.4	17.2	-
Others	166.9	150.2	6.5
	2,145.9	**2,032.7**	**7.8**

[1] from purchase price on completion to 31 March 2006 – for Pillar 8 months since 28 July 2005
[2] forward purchase, expected completion mid 2007, not yet revalued
[3] purchased 21 March 2006
[4] Hercules Unit Trust (HUT)
[5] PREF – Europark Fund – purchases not yet revalued

£2 billion of purchases – redeploying capital to primary markets:

- The successful acquisition of **Pillar Property Plc** in July 2005 added more than £1.5 billion of real estate, including some £1.3 billion of top quality retail warehouse parks, most with open A1 planning consent. These offer greater flexibility and superior prospects for continuing growth with our asset management, in a demanding retail market. We have built a market leading portfolio in this sector and are benefiting from improving wider relationships with our customers, the tenants.

  The Pillar properties were held either directly by the company or through its share of the Funds it managed, including the Hercules Unit Trust (HUT), with the largest specialist UK retail park portfolio at £3.1 billion, and PREF, the European Retail Park Fund. These assets have performed well, ahead of expectations. For the calendar year 2005, at a property level the HUT portfolio achieved a 19.5% increase in value. The Trust return for the year was 35.5%. PREF's Trust return for the same period was 18.7%.

  Pillar also brought a strong asset management team to add to our own. Its growing Fund Management business provides attractive additional income streams. Fees earned by Pillar in the year to 31 December 2005 amounted to some £60 million (a record level), from both asset management and Fund outperformance. British Land's net share is some £40 million, of which £26 million is recognised in our accounts for the year, due to the Trust's fee structure provisions (set out in further detail below).

- **Ropemaker Place** was acquired in March 2006 for £131 million. The cleared island site of just over one acre close to Moorgate and Liverpool Street stations, has detailed planning consent for 46,900 sq m (505,000 sq ft) offices. We intend to make a revised planning application and to start construction later this year for delivery of the development to the market in early 2009.

- **St. Stephen's Shopping Centre**, Hull, forward purchased for £135 million, is a new 46,450 sq m (500,000 sq ft) edge of town retail and leisure development project with strong prospects for improving value through both rental growth and yield shift. 68% of the space is already pre-let, presold or under offer, with tenants to include Tesco, Next, New Look, H&M, Zara, TK Maxx, Boots, Sportsworld and Gala. There will also be an hotel and over 200 residential units.

Investment in Europe

We have embarked upon extending our investment in Europe, with the focus on Out of Town Retail, where attractive returns are expected in a market which has both lower rent levels and higher yields than comparable assets in the UK. We are market leaders in the sector in the UK; we have the management infrastructure and expertise in our team following the acquisition of Pillar, and believe in the prospects for growth in the European market as it develops driven by trends similar to those seen in the UK.

Investment in Europe is currently through the PREF Fund - which we manage and collect fee income from, and of which we own 34% (40% when new equity fully contributed) - and development held directly by ourselves.

We have committed to increase our **investment in PREF** by €124 million, as part of a further €214 million raised by the Fund, to fund acquisitions of out of town retail parks in the eurozone. This equity and expected gearing puts PREF on track to achieve its objective of a portfolio under management or contracted in the region of €1 billion by the end of 2006, of which €628 million is already purchased or under contract.

PREF owns six retail parks in Europe, two of which were acquired during the year, both on the outskirts of Paris in established retail locations in good catchment areas. The Montgeron Retail Park was purchased for €23.8 million, fully let to a strong range of tenants at conservative rents. The purchase for €48.5 million of the Corbeil-Essonnes Retail Park, currently under construction and 100% pre-let, is expected to be completed in time for pre-summer 2007 opening. Both parks in Paris will provide a yield in excess of 6%. PREF has also contracted conditionally to acquire a further eight retail park schemes on completion of their development in Italy, France, Spain, Belgium and Portugal. In total these are expected to add a further 186,000 sq m (2 million sq ft) to PREF's existing 148,600 sq m (1.6 million sq ft) portfolio.

A significant further step into Europe by British Land has been taken with the purchase in May 2006 of a 50% joint venture interest (with Copcisa Corp, a Spanish construction company, and private investors) in a major project in **Zaragoza, Spain.** **Puerto Venecia** will be a 195,000 sq m (2.1 million sq ft) €500 million development of a retail park, a specialist retail and leisure park and a shopping centre, with ancillary facilities. Anchors secured for the parks include the major retailers IKEA, Leroy Merlin, Decathlon, Boulanger, Porcelanosa and Conforama. Zaragoza is Spain's fifth largest city approximately 300 kilometres from each of Madrid, Barcelona and Valencia. This important project will provide a new regional centre for the city, which will host the international EXPO in 2008.

Proactive Asset Management

Considerable energy continues to be devoted to improving both the value and income of the property we own with a range of intensive asset management and development activity. An increasing focus on customer requirements is enhancing performance and outcomes.

New Lettings and Lease Renewals (including Funds and Joint Ventures)	**Number**	**Sq ft 000s**	**Rent, £m pa**	
			New Total	**BL Share of rent increase**
Retail Warehouses	31	303	7.9	2.6
Shopping Centres	131	400	16.7	5.3
High Street	17	59	1.7	1.0
City Offices	25	215	9.0	8.0
West End Offices	18	52	1.5	0.4
Other	110	180	1.8	0.7
Total	**332**	**1,209**	**38.6**	**18.0**

Included in these new lettings are:

- lettings of 3,900 sq m (42,000 sq ft) at our prime City office development of **Plantation Place South, EC3** to specialist insurer Beazley Group plc at rents of £43/44 per sq ft under a 15-year lease. Further lettings have been agreed at £45 per sq ft since the year end,
- lettings of 1,350 sq m (14,500 sq ft) to solicitors Herbert Smith at £45 per sq ft (granted pursuant to a 2004 option, now reversionary) and 2,700 sq m (29,000 sq ft) to Close Asset Management at £48.50 per sq ft achieved in our development at **10 Exchange Square**, Broadgate. Since the year end we have another letting here under offer at £50 per sq ft,
- a new letting to Marks & Spencer at **Teesside Shopping Park** (due to open in August 2006 in a store extending to over 4,600 sq m (50,000 sq ft)) with further lettings to Superdrug, Mamas and Papas and Lilley & Skinner, continuing the improvement of the retailer line up.

Examples of our asset management activity in the year include:

Rent reviews –
229 reviews were settled across the portfolio, including Funds and Joint Ventures. These have increased rent to British Land by some £9 million per annum, a result averaging 5.3% above our external valuer's estimates of rental value at the valuation date preceding the relevant review.

Lease regearing –
1 Fleet Place, EC4 was acquired as part of the purchase of our partners' interests in the BL West companies. These offices were let primarily to Denton Wilde Sapte for a remaining term of four years at a rent above current market level. We negotiated a revised lease for a new term of 20 years without break and then sold the property (as set out above) for a price well above valuation.

The lease to Legal & General in respect of its 24,100 sq m (259,000 sq ft) Headquarters office complex at Kingswood which contained a tenant's break clause in 2008 and provided for a rent above market level was successfully renegotiated. The new lease was agreed for a term of 20 years without break, at a revised rent significantly improving the value of the investment and enabling a sale (reported above) some 30% above valuation.

Unit reconfiguration –
At The Peacocks, Woking we have improved prime rents from £90 to £110 per sq ft 'Zone A' during the year, by negotiating the surrender of leases of a number of units which have been

relet at higher rents, providing open market evidence for other reviews at the centre. By taking back a basement car park from the Local Authority, a new 1,300 sq m (14,000 sq ft) unit was created for New Look with a rent of £281,000 per annum.

A profitable project of reconfiguration and enlargement of five units at The Eastgate Shopping Centre, Basildon was completed, including letting of a new unit to Jane Norman at £150,000 per annum, enhancing the rental tone for the centre.

Meadowhall Shopping Centre, Sheffield –
Significant activity included 25 new lettings, of which 13 are to retailers new to the centre, including Apple and TM Lewin, and Boots and W H Smith have opened their new stores. One of these new lettings reflected a Zone A rent of £440 per sq ft, setting a new open market rental level for Meadowhall. Together these lettings have increased rent by some £2 million per annum. A further £880,000 per annum has been added following completion of 21 rent reviews.

We took back the stores previously let to Sainsbury's and Allders and are in the process of installing mezzanines to provide an additional retail area of around 4,300 sq m (46,000 sq ft). The new first floor area will be directly connected to the existing first floor mall by the construction of a new mall. The reconfiguration is progressing well, with completion due in September 2007. We estimate that, at a cost of £48 million, this project will enhance the retail environment and increase rents by approximately £3.5 million per annum.

A major refurbishment programme for Meadowhall, featuring improvements to the lighting and installation of mall cooling, started in June 2005 and is set for completion in autumn 2007, at a total cost of some £38 million. Retailers' and shoppers' requirements develop over time and it is necessary to undertake regular programmes of phased updating and refurbishment at major shopping centres. The expenditure at Meadowhall, as part of such a programme, will maintain its standards as a pre-eminent regional shopping centre, although having an adverse effect on the asset's recent investment performance.

Extensions –
Agreements have been reached with Sainsbury's and Tesco Stores to extend seven stores to provide a total of over 9,300 sq m (100,000 sq ft) additional space.

Retail Park enhancement –
A project recently completed at St. James Retail Park, Dumbarton is a good example of the range of our activity at retail parks; it included:

- overcladding, new unit entrances and re-landscaping
- construction of a new 985 sq m (10,600 sq ft) unit and letting to Argos
- an extension of 1,860 sq m (20,000 sq ft) to the existing ASDA store
- a new letting to Carpetright and an agreement (conditional on planning) to let a further unit to Marks and Spencer.

Strong growth in rents is targeted within the next five years from the existing portfolio and from the committed development programme. At current market rental values, without projecting any growth or inflation, settlement of rent reviews and full letting of committed developments would add £210 million to our annual passing net rents. Contracted increases include £47 million from expiry of rent free periods and fixed/minimum rental uplifts. Approximately £1.6 billion of the total portfolio value comprises properties with fixed or minimum guaranteed rental increases included in their occupational leases.

Considerable additional potential for income growth is in the development prospects, which will be progressed when market conditions are right.

These are cash rents; it should be noted that accounting policies under IFRS require that certain portions of these contracted rents are anticipated in the Group's income statement.

Rental growth – £74m contracted	Total £m	of which contracted £m
Annualised net rents, 31 March 2006	625	625
Reversion*, 5 years	102	47
Committed developments*	108	28
	835	
Development prospects*	113	
Total	**948**	**700**

* includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at ERV (as determined by external valuers)
* to achieve income from developments the Group will incur construction and associated costs, which are not shown here – further details are set out in the Development Programme

Customer Focus

British Land has more than 1,400 occupiers across its portfolio. Whilst our long lease profile provides a solid bedrock, we recognise that the value of our portfolio is derived from customers choosing to lease space from us. Although a major part of this will be due to our commitment to invest in and maintain prime properties, we are also committed to continue to adapt the way we work to support our customers' own changing business needs most effectively. Where property management is being outsourced to managing agents, we are also continuing to improve our support and direction of them.

In 2005 we chose to accelerate improvements in our approach to customer service. This has resulted in a number of new initiatives, and changes to the way we work. The following is a summary of some of our customer initiatives:

- We joined Real Service, the industry customer service group of 20 owners and 15 managing agents. The group has developed an Engagement Index to benchmark customer service processes in each business against a best practice model. We have used this framework to support our efforts to identify areas we can improve.

- We undertook a Perception Study, interviewing senior decision makers from 60 of our largest customers to identify areas where we should improve. The following is a brief summary of their feedback:
    - We provide excellent property – very good buildings in strong locations.
    - The Pillar acquisition has been seen to be a positive move, merging Pillar's Out of Town Retail expertise with British Land's market leadership.
    - Our customers want closer relationships with our own property team.
    - There is an opportunity to provide more active direction to our managing agents and to monitor their performance more effectively.

  We will extend our customer surveys in 2006, across our portfolio as a whole, to benchmark our performance year on year and to provide greater clarity regarding the performance of our team and our service partners.

- Our property team is undertaking more frequent communication and contact with occupiers to build closer ongoing customer relationships, to understand more clearly how we can support their businesses and to receive feedback on our performance as a supplier.

- We have undertaken a review of our managing agents, resulting in a consolidation from 19 to eight partners. This will enable us to establish greater service consistency across the portfolio and to support our managing agents more actively.

- We are standardising service charge management processes to enable our customers to benchmark costs across our portfolio and the industry as a whole so that they can have greater transparency that they receive value for money.

- We introduced "Our Service Commitment" to communicate service expectations to our customers and to enable more effective performance management of our service providers. We have published this for our customers, staff and service providers. It is also available on our website.

Accelerating Development Programme

British Land's development programme is based on opportunities created both out of existing investments and from acquisitions. We commit to projects on the basis of pre-lets or anticipated market demand, creating quality assets for the portfolio.

Projects involving a total of 113,500 sq m (1,222,000 sq ft) have been completed during the year, on time and within budget. New commitments to develop 201 Bishopsgate and The Broadgate Tower, Ropemaker Place and Ludgate West have been made in the year, enhancing our important City offices development programme. We expect City rental growth to put rents significantly higher during 2007-2009; our speculative developments should be well timed for delivery into this improving market.

Development Projects – adding value

Completed (since 31 March 2005)	**Sq ft 000**	**Rent £m pa**		**Site cost £m**	**Construction cost + interest £m**	**Value March 2006 £m**	**Project Uplift %**
		Total[1]	**Let/ pre-let**				
Distribution:							
Daventry (E4&C1)[2]	1,050	2.5	2.5	11	19	38	27
Business Park:							
Blythe Valley (Plot A1)	55	1.1	0.4	2	8	13	30
Retail Park:							
Nugent, Orpington[3]	117	4.3	2.0	26	30	72	29
	1,222	7.9	4.9	39	57	123	28

[1] current headline rent (excludes provision for tenants' incentives)
[2] International Rail Freight Terminal – BL Rosemound (JV) – rent, cost and value data show BL's 50% share
[3] most of remaining space under offer, further uplift expected when fully let

The distribution warehouse units at Daventry International Rail Freight Terminal have been successfully completed and sold during the year.

Another phase of the Blythe Valley Park development has completed and the first letting of some 1,860 sq m (20,000 sq ft) has been achieved.

Construction has completed of the Nugent Shopping Park and tenants already trading well include Next, Debenhams, Mothercare, Cotswold, Game, Clarks and Carphone Warehouse. Other retailers 'under offer' include HMV, Waterstones, W H Smith, Mamas & Papas, Jessops, and Clintons, representing the majority of the remaining space.

Committed	PC[1]	Sq ft 000	Cost £m[2] Total	Cost £m[2] To Complete	Value March 2006	Notional Interest £m[3]	Rent £m pa Total[4]	Rent £m pa Let/ pre-let
London Offices:								
York Building[5]	Q4 2006	138	56	29	57	1	6.3	
51 Lime Street	Q1 2007	475	191	88	186	5	21.3	21.0
Coleman Street[6]	Q1 2007	180	40	20	19		2.7	2.7
Basinghall Street[6]	Q2 2007	199	38	18	20		3.3	3.3
Ludgate West	Q4 2007	127	48	37	39	2	6.1	
201 Bishopsgate & The Broadgate Tower	Q3 2008	822	292	245	212	20	40.4	
Ropemaker Place[7]	Q2 2009	548	208	208	131	10	27.6	
		2,489	873	645	664	38	107.7	27.0
Business Parks:								
Blythe Valley (Plot G2)	Q4 2006	35	6	4	3	-	0.7	0.7

[1] estimated practical completion of construction
[2] estimated construction cost
[3] from 31 March 2006 during construction to PC
[4] current estimated headline rent (excludes provision for tenants' incentives)
[5] c 40,000 sq ft to be occupied by British Land
[6] City of London Office Unit Trust (CLOUT) – BL Share 35.94% - forward sold
[7] subject to revised planning – existing consent for 46,900 sq m (505,000 sq ft)
Data for Group and its share of Funds and Joint Ventures, except areas in sq ft shown at 100%

The construction of The York Building, W1, is programmed for completion in late 2006 to provide some 8,640 sq m (93,000 sq ft) offices, 1,770 sq m (19,000 sq ft) retail and ancillary space, and 22 residential apartments. It is intended that approximately 3,700 sq m (40,000 sq ft) of office space will be occupied by us as the new British Land head office.

Revised planning consent for a 35 storey Broadgate Tower and a 13 storey 201 Bishopsgate, Broadgate, EC2 has been obtained. The development has been made possible by creating a raft over the railway lines servicing Liverpool Street station. This preparation has enabled the construction of these imposing new buildings, commenced earlier this year, to be advanced quickly for completion in 2008 - well timed for delivery into the cyclical recovery of the City office market. The buildings will form the next phase of the Broadgate Estate, providing offices designed to meet the needs of both financial and professional occupiers, and a new public space with shops, bars and cafes.

The offices at 51 Lime Street, EC3, which will form a new City landmark, are fully pre-let to leading insurance broker Willis group under a 25-year lease without breaks. The 29 storey building, on a prime site opposite Lloyd's of London, is on programme for completion early in 2007.

CLOUT is undertaking two City office developments at Basinghall Street and Coleman Street; both are fully pre-let and forward sold (Coleman Street is also forward funded).

Construction of Ludgate West, EC4, began in April 2006, following demolition and site preparation. The 10 storey building will provide high specification offices with some ancillary retail space, close to St Paul's Cathedral. The principal entrance will be on Fleet Place, with significant frontage and further access onto Farringdon Street.

Ropemaker Place, EC2, an 'island' site close to Moorgate and Liverpool Street Station, was purchased in March 2006. The site of 0.5 hectares (1.24 acres) has an existing detailed planning consent for a 46,900 sq m (505,000 sq ft) office development. We are reviewing the 20 storey consented design and expect to make an amended planning application to maximise efficiency and floor area. Work is likely to start on site later this year with delivery of the completed development expected mid 2009.

The development of the next plot at the successful Blythe Valley Business Park is fully pre-let and continues on programme and within budget.

In addition to completing development of over 92,900 sq m (1 million sq ft) of distribution warehouse accommodation at Daventry (and selling the residual land holding), the BL Rosemound joint venture completed the purchase and on-sale (in April 2006) to Tesco of a 127 acre site at Livingstone, Scotland, realising a substantial surplus.

Development prospects, set out in the table below, are sites and properties where we have identified opportunities and are progressing with designs, planning applications and site preparation for future development projects.

At the Leadenhall Building, EC3, we have been negotiating with existing tenants and are now able to obtain vacant possession of the building in early 2007. Alongside this process we have been designing and planning the new building to facilitate the prospective development. Detailed planning consent is in place for the striking new 47 storey tower – this will provide three times the office floor space of the existing building on the site.

At Regent's Place, NW1 (in conjunction with the Crown Estate) a resolution to grant planning consent has been received recently for 35,300 sq m (380,000 sq ft) offices and 10,200 sq m (110,000 sq ft) residential accommodation at Osnaburgh Street, to extend the estate by a mixed use scheme including a community theatre and retail around a new public space.

Development Prospects		**Sq ft 000**	**Cost to Complete £m[1]**	**Value, March 2006**	**Notional Interest[2] £m**	**Rent £m pa[3]**	**Planning**
The Leadenhall Building	City Office	601	278	103	26	31.4	Detailed
Regent's Place	West End Office						
	i) NE Quadrant	341	131	23	6	14.9	Pending
	ii) Osnaburgh St	380	176[4]	7	8	16.7	Resolution
	Residential	288	102	3	4	5.9	Pending
Blythe Valley Park	Business Park	699	107	15	4	14.0	Outline/ detailed
New Century Park	Business Park/Distribution	582	80	23	3	8.1	Outline
Meadowhall Casino	Leisure	409	123	-[5]	9	12.2	Submitted
Meadowhall	Car show rooms	171	29	-[5]	2	3.2	Pending
Theale	Residential	204	32	13	2	4.3	Submitted
Beckton	Gallions Reach Retail Park	94	9	1	-	1.4	Detailed
Preston	Deepdale Retail Park	67	12	3	-	1.2	Detailed
Total		**3,836**	**1,079**	**191**	**64**	**113.3**	
Total construction cost[1]:			1,110				

[1] estimated construction cost
[2] during construction to PC
[3] current estimated headline rent (excluding cost of tenant incentives)
[4] including estimated cost of land to be acquired from Crown Estate under development agreement
[5] value of these sites included in valuation of Meadowhall Shopping Centre
All data for Group, projects 100% owned

Retail Park Development:
We actively pursue extension and other development potential at or adjacent to existing investments. Planning consents have been obtained for such extension and further development at 14 retail parks owned by British Land and by HUT, covering over 53,000 sq m (570,000 sq ft).

Gallions Reach, Beckton, Phase 2, has received open A1 planning consent for 8,700 sq m (94,000 sq ft), including a mezzanine level. The scheme is adjacent to a HUT retail scheme

of 18,600 sq m (200,000 sq ft) let to occupiers including Tesco, HMV, Arcadia, New Look, Borders and Next. We are currently seeking pre-lets before committing to construction.

In March 2006 we exchanged conditional contracts in an off-market transaction to purchase Giltbrook Retail Park, Nottingham. The conditions are expected to be satisfied for completion in late June 2006. Giltbrook is an existing retail warehouse scheme of 5,600 sq m (60,000 sq ft) let to Decathlon and Next plc, with a 8.42 hectare (20.8 acre) site opposite, which we intend to develop (subject to revised planning) to provide up to 13,900 sq m (150,000 sq ft) of further retail plus 7,000 sq m (75,000 sq ft) of industrial/office accommodation. The property adjoins a 17,650 sq m (190,000 sq ft) IKEA superstore which attracts over five million visitors per year. Next and Decathlon already trade well in this good location and, with the new park, we expect this to become an important regional retail destination.

Deepdale Retail Park, Preston is also adjacent to a major shopping park owned by HUT. A restricted use planning consent has been granted for a retail park of 4,200 sq m (45,000 sq ft) plus sheltered housing, a crèche and small industrial units. The scheme is subject to further preparation and pre-lets.

Schemes being prepared by HUT include:

- Broughton Park, Chester – a new open A1 consent for 18,300 sq m (197,000 sq ft) (subject to formal confirmation) will enable a pre-sale to Marks and Spencer of 8,360 sq m (90,000 sq ft) and an extension of the Tesco Store of 2,600 sq m (28,000 sq ft) to 9,300 sq m (100,000 sq ft), together with 5,100 sq m (55,000 sq ft) of additional retail units where pre-lets are being negotiated. In its extended form Broughton Park will become a regional destination of some 46,450 sq m (500,000 sq ft).

- Fort Kinnaird, Edinburgh – open A1 planning consent received for a 9,850 sq m (106,000 sq ft) extension will enable the Marks and Spencer store to be enlarged and provides flexibility for further extensions of units at ground and mezzanine levels.

- Glasgow Fort Shopping Park, Phase II – plans for an additional 9,300 sq m (100,000 sq ft) are being discussed with the local authority. Terms have been agreed with a major retailer to anchor this phase, subject to receipt of planning consent.

Portfolio Valuation – up 13.5% in the year

The British Land property portfolio was valued at 31 March 2006 by external valuers Knight Frank, who now provide this analysis every three months in line with our quarterly reporting. Overall, the portfolio including our share of Funds and Joint Ventures, has increased in value over the year to £14.4 billion.

The portfolio valuation increase includes the Pillar properties and Funds from the date of completion of the acquisition (28 July 2005) to our year end. If we include growth in those Pillar assets from the date of their last reported value prior to the acquisition through to 31 March 2006, the increase in value in the overall portfolio rises to 13.9%.

The table below shows the valuation movements for the portfolio sectors, all of which improved in value. Our key areas of focus, Out of Town Retail and London Offices both performed well, with the accelerated London office development programme achieving the highest rate of growth, driven by yield shift and improvements in market rental values.

Valuation by Sector	Group £m	Funds/JVs[1] £m	Total £m	Portfolio %	Uplift[2] %
Retail					
Retail warehouses	1,556	1,556	3,112	21.6	14.4
Shopping centres[3]	2,107	515	2,622	18.2	7.1
Superstores	1,513	254	1,767	12.3	16.0
Department Stores	757	143	900	6.2	17.7
High street	338	36	374	2.6	12.2
All Retail	**6,271**	**2,504**	**8,775**	**60.9**	**12.6**
Offices					
City[4]	3,500	42	3,542	24.6	14.3
West End	643	44	687	4.8	13.1
Business parks & Provincial	174	6	180	1.2	14.9
Development	790	1	791	5.5	23.7
All Offices	**5,107**	**93**	**5,200**	**36.1**	**15.5**
Industrial, distribution, leisure, other	375	64	439	3.0	8.2
Total	**11,753**	**2,661**	**14,414**	**100.0**	**13.5**

[1] Group's share of properties in Funds and Joint Ventures

[2] increase in value for 12 months to 31 March 2006 - includes valuation movement in developments, purchases and capital expenditure, and excludes sales

[3] Meadowhall valuation up 5.4% to £1,550 million (up 8.4% pre cap-ex); ERV £82 million; net equivalent yield 4.75%

[4] Broadgate valuation up 13.5% to £3,227 million; ERV £37.50 - £48.50 per sq ft; net initial yield 5.3% (assumes top up of rent free periods and guaranteed minimum uplift to first review)

Performance against IPD Benchmark

On an ungeared basis British Land's property portfolio total return was 1.1% less than the IPD index in 2005/6. This element of underperformance occurred in the first half of the year (perhaps influenced in part by the change in valuers). In the second half the ungeared total return of 11.5% outstripped IPD for the same period by 0.5%.

British Land targets absolute risk adjusted returns; we are not an index-tracker, and do not seek to mirror the composition of the benchmark assets, though it is a goal to produce better returns over a multi-year period. In 2005/6 secondary property (more represented in the IPD Benchmark portfolio) saw greater yield shift than prime. Additionally the capital expenditure cycle at Meadowhall held back performance there, while the residential portfolio, since sold, had a dull year.

Nevertheless, British Land's leveraged total return significantly outperformed at 34.6% (EPRA basis, excluding refinancing charges).

Property Market Outlook

In 2005/6 the UK property market saw:

- another year of strong gains driven by yield shift and compression – yields for more secondary properties have moved closer to those for prime assets as their risk factors (such as location, age, lease length, covenant strength or income growth prospects) have been discounted by investors
- the investment market continuing to be strong – transaction levels have been high, with demand from both UK and overseas investors, supported by availability of debt finance and relatively low interest rates (increasing recently)
- rents remain affordable in most sectors and the economy's prospects should support continued modest growth.

As a result we now believe that the value of property's rental flows and growth prospects with its strong, bond-like, downside protection are fairly reflected overall in the market and consequently we expect valuation growth rates to slow.

Base returns from the UK property market overall in the next few years may be estimated at around 7% per annum, based on an average initial yield of 5% and expected average rental growth of 2% per annum, though it is quite possible that a little more yield shift also benefits the next year. Our target is that British Land's prime portfolio, with gearing and our asset management activities, will improve upon this level of return and we expect total returns from property to continue to be attractive versus other asset classes (on a risk adjusted basis).

Going forward, we expect that returns will be driven more by rental growth than by yield shift, and there will be greater differentiation in relative asset performance. Outperformance will require the right portfolio positioning and effective assessment of the risk-reward position of prime versus secondary property. Stock selection within the sectors, coupled with intense asset management, will have a greater effect on portfolio performance.

The British Land portfolio, well let on long leases to strong tenants, has leading positions in the two main sectors with the best prospects for rental growth over the next five years:

- in retail warehouse parks and superstores, where there is a favourable supply and demand imbalance for the types of accommodation on which we are focused to meet tenants' requirements, and
- in London offices, where there are clear signs of an upturn in the occupational market, we are fully invested in prime assets. The accelerated office development pipeline is designed to deliver, on a phased basis, further prime space into the improving market.

Retail Sector

£8.8 billion invested – total property including under management £12.4 billion.

Retail Market
Retail sales continue to be under scrutiny as consumer expenditure growth fluctuates. Trading remains extremely competitive and retailers' experience in the current market varies, but demand for the right locations and accommodation remains healthy.

Total retail sales are forecast to continue to grow over the next five years, with Out of Town shopping locations maintaining the trend of taking an increasing share. Out of Town is expected to see sales growth of 3.1% per annum with In Town at 1.7% per annum. Retailers find the size and layout of Out of Town space advantageous and the overall costs of occupation and servicing such locations are typically lower. Migration or expansion by tenants from the high street to out of town is continuing with several utilising new store formats, generating strong demand for the types of retail parks in which we are invested. The preferred features of flexible use and unit configuration are also producing higher than average rental growth, resulting in outperformance of these assets.

Out of town - £6.5 billion portfolio:

- 181 retail schemes, including superstores
- providing 1.8 million sq m (19 million sq ft)
- arranged in 1,402 retail units
- let to 482 tenants.

Strategy and positioning
British Land has a distinctive portfolio, being the largest investor in UK Out of Town retail warehouses and superstores. In retail warehouse parks we favour open A1 planning consents where supply is extremely restricted and demand remains high. Our occupier led strategy is focused on these assets which, due to these factors, are expected to outperform.

Key features in the Out of Town portfolio are:

- open A1 use, applying to 71% of our retail park schemes (plus a further 10% 'open restricted'), which can attract high street retailers
- larger schemes, usually over 9,300 sq m (100,000 sq ft), capable of dominating their catchment area
- flexibility of unit size and configuration, to ensure that we can offer retailers their preferred floorplate at both shopping parks and superstores
- schemes we can manage overall to provide better facilities in an environment which will increase shoppers' dwell time and improve sales densities for our retailers, while keeping occupational costs at a reasonable level

in each case to benefit the retailers trading and our opportunities to generate rental growth.

We are pursuing **acquisitions and disposals** which continue to strengthen the portfolio in these larger, open A1 use schemes. Sales in the year amounted to £510 million (our share £401 million) of retail warehouses primarily occupied by "bulky goods" tenants where demand for space is weaker. HUT has invested £97 million in the year in four retail parks in Lincoln, Bristol, Glasgow and Hayle, all with open A1 or open restricted use.

We calculate that we are the largest owner of UK **superstores**, other than the occupiers themselves. In an increasingly restrictive planning environment and with limited new supply, these assets are much in demand. The supermarket retailers continue to require more and larger, flexible stores and are prepared to commit to full lease lengths of over 20 years. The resultant profile of rental growth with highly secure income is an attractive asset to British Land's portfolio.

The **Meadowhall** Shopping Centre of 132,800 sq m (1.4 million sq ft) is also an important component of our Out of Town portfolio and probably the best scheme of its kind in the UK, with exceptionally strong ongoing customer appeal. Our strategy is to leverage these strengths across the broader retail portfolio whilst positioning Meadowhall itself for attractive low risk growth through active management and ongoing refurbishment. This may be complemented by introduction of a Fund format to the asset's ownership structure in the future.

In town - £2.3 billion portfolio:

- 9 shopping centres – 363,000 sq m (3.9 million sq ft)
- 39 department stores – 525,000 sq m (5.7 million sq ft)
- 67 high street shops
- 11 supermarkets

Key features:

- **shopping centres** £1.0 billion
  Our focus for "in-town" shopping centres is on those which have specific asset management opportunities. The centres are typically:
  - located within large catchment populations
  - well anchored and the dominant retail scheme in the area
  - of sufficient size to enable future redevelopment to provide new retail sales space
  - where we believe income growth can be achieved through proactive asset management
  - where we can introduce additional customer facilities which will also be income generating, such as catering and leisure operations.

- **department stores** £0.9 billion
  These stores are fully let to Debenhams and House of Fraser with a weighted average term of over 30 years. Income growth from these assets is underpinned by provisions in the leases for guaranteed increases in rent, such that gross rents will increase by at least £6 million (14%) over the next five years.

  All the stores are located in town centre retailing locations and a number of opportunities for adding value are being explored, including development.

- **high street shops** £0.4 billion
  Disposals in the year of 16 high street shops, and six in town supermarkets have been made, for a total of £135 million, tightening our focus in the sector, and where particularly good market prices have been achieved. More disposals are planned.

Asset management and development initiatives continue apace, including the acquisitions and disposals, lettings, rent reviews, unit reconfigurations, refurbishment and developments as set out earlier in this report. In summary across the retail portfolio, during this year:

- 192 rent reviews were concluded at £8.0 million per annum (BL share) above the previous rent and overall 5.8% above ERV
- 179 lettings and renewals generated £8.9 million per annum (BL share) of new rent
- planning consents for over 53,000 sq m (570,000 sq ft) of new retail gross lettable space have been achieved (including three approvals received in April 2006)
- a development of 11,000 sq m (117,000 sq ft) retail park completed at Orpington, which is letting well. Further developments are in prospect at another six locations.

The market is very competitive in the UK and we are expanding in Europe, through PREF and our own developments, also as set out earlier in this review.

Office Sector

London Office Market
London has unique and distinctive competitive advantages for 'white collar' employment, being a pre-eminent financial and business services centre, fuelled by international businesses employing a highly skilled and flexible workforce. These financial and other service activities, including insurance, accounting and law, are expanding faster than the overall UK GDP, so increasing employment and the demand for accommodation.

The London office occupational market is in the early stage of cyclical recovery, with demand and take up of accommodation improving and now back to average trend levels. There has been an increase in demand for prime offices in the City and therefore the vacancy rate of Grade A accommodation has fallen to 5%. Supply of new office space tends to display cyclicality with the complexities of planning regulations, infrastructure constraints and site preparation creating significant time lags. New supply has been limited and rents have begun to improve across the whole of London offices. The market outlook suggests an acceleration of these trends but, since supply is likely to be re-established over time, the right product and timing are key.

£5.2 billion portfolio - 96% in Central London:

- over 450,000 sq m (4.9 million sq ft) prime offices in the City
- over 135,000 sq m (1.4 million sq ft) prime offices in the West End
- weighted average lease length of more than 10 years
- 230,000 sq m (2.5 million sq ft) committed London office developments

plus our investment in Canary Wharf through Songbird Estates.

Strategy and positioning
We have maintained and increased our portfolio weighting during the upturn in the cycle, although where increased market prices have already built in growth, we have sold. Developments have been the principal route for the additional investment, which is focused on prime London offices, providing flexible high quality accommodation in the locations best meeting occupiers' requirements.

The market leading office portfolio has performed relatively well in the year primarily due to market yield shift, while having limited exposure to downside risks due to the strong income flows under average lease lengths of 12.2 years to lease expiry, 10.3 years to break. There is still very strong investment demand due to the improved prospects for rental growth and some yield shift is therefore expected to continue, although at a lower rate than recently seen.

To continue this good performance, our activity includes:

- **recycling capital** through the sale of more 'mature' investments, and those which in our view do not offer adequate risk adjusted returns. Total sales of over £1.1 billion of offices have been made in the year, achieving gains over valuation. It is likely that more sales will be made where we do not see adequate growth potential or where we believe the market is pricing too aggressively against the risks involved;

- **achieving lettings** in the year to March 2006 of some 25,000 sq m (270,000 sq ft) in the City and West End, generating over £8 million of new rent to British Land. The prospects of letting further vacant accommodation are encouraging as existing vacancies are nearly all new or 'take back' accommodation;

- employing **asset management projects**, such as taking back space and reletting it on the open market to establish new rental levels in otherwise fully let office investments, for example the 3,500 sq m (38,000 sq ft) we recently decided to take back at 155 Bishopsgate, one of the 15 buildings within the Broadgate Estate, EC2. The rents passing at Broadgate vary between £37 and £55 per sq ft some of which, as the market continues to improve, will become reversionary. Our aim is to refurbish the space and

relet it in the open market later this year at a level which will demonstrate that rents at Broadgate are rising;

- pursuing further **rent reviews**; 158,000 sq m (1.7 million sq ft) of the office space in the portfolio is due for review in 2008/9 at an average rent passing of £43 per sq ft, when we expect to see strongest growth;

- increasing our investment in the sector through the **development pipeline** (set out earlier in this report), where we will be delivering the best quality product to the market, and well timed to meet rising demand at higher rents. A total of some 2.5 million sq ft is being scheduled for delivery in late 2006 – 2009.

Financial Performance

Total Return

British Land has delivered a total return of 34.6% in the year, before refinancing charges, compared with 18.8% (restated for IFRS) in the previous year. The valuation gains from active management and positive market conditions were amplified by our gearing levels, which went up during the year as a result of the Pillar acquisition and reduced through revaluation surpluses and disposals later in the year.

	March 2006	March 2005 (restated for IFRS)	% increase
NAV per share[1]	**1486 pence**	1128 pence	31.7%
Dividends paid per share	**16.1 pence**	14.87 pence	8.3%
Total return[1] per share	**378 pence**	161 pence	134.8%
Total return[1, 2]	**34.6%**	18.8%	

[1] EPRA basis (Note 2)
[2] excludes refinancing charges (Note 2)

The principal drivers of total return were valuation uplifts on properties and investments in the Group and Joint Ventures which added £1,771 million or 337 pence to NAV. Our capital structure proved its worth during a period of high asset value growth as this increase represents 30% of the NAV at the beginning of the year.

Sales of properties added a further £182 million, 35 pence per share, as we sold properties into the strong investment market, reducing the higher level of debt created by our acquisition of Pillar.

Underlying profits added a further £228 million, 44 pence per share before tax, £185 million after tax.

Valuation Movements and Capital Profits

The revaluation surplus for the year was £1,771 million, £1,316 million arising from wholly owned properties, £363 million from our share of Funds and Joint Ventures and £92 million from investments (principally Songbird Estates PLC). Our Songbird investment is now valued at £233 million.

The reasons for the valuation gains and the gains in property disposals against the March 2005 values are fully set out earlier in this review. Underlying profits, the refinancing charges and goodwill are explained further below.

Underlying profits

Underlying profits have increased from £181 million in 2005 to £228 million. The £47 million increase is summarised below:

	£ m
New lettings and rent reviews (net of lease expiries)	15
Songbird dividend	16
Pillar (8 months)[1]	(3)
Debenhams and Spirit purchases	14
Effect of other purchases and sales	7
Broadgate & Sainsbury's refinancings	13
Non recurring items	(7)
Other	(8)
Increase	**47**

[1] Net of £6 million management and £20 million performance fees

The Group has prepared a proportionally consolidated income statement and balance sheet (which are included as Tables A and B attached) for the benefits of stakeholders who wish to see the results of the Group's interest in Funds and Joint Ventures on a look through basis. The following commentary refers to financial information of the Group as reported under IFRS where the after tax results of Funds and Joint Ventures are shown as a single line on the income statement.

Revenue Returns
Gross rental and related income for the year is up 14.2% to £690 million and net rental income increased 13.9% to £589 million. The substantial acquisition and disposal programme over the last two years being the key drivers of change, as follows:

Gross rental and related income	£ m
Year ended 31 March 2005 (restated for IFRS)	**604**
Purchases	69
Sales	(14)
New lettings and rent reviews	29
Lease expiries	(12)
Other	14
Year ended 31 March 2006	**690**

The growth principally arises from the benefit of a full year of acquisitions made in 2005 and new lettings net of the impact of sales. Significant sales were made late in the year (e.g. the residential portfolio and our investment in Plantation Place) and so had a relatively small impact on this year's rents. Their full year impact will be visible in 2007. The impact of the purchases of the Spirit and Debenhams portfolios (purchased in 2005) includes the effect of the minimum guaranteed rent increases of 2.5%. Accounting standards require these increases to be spread over the lease term resulting in earlier recognition of the income in the initial years of the lease.

Net rental income is 85.4% of gross rental and related income, after development costs and individual asset management initiatives charged to property income. The growth in rental income on a like for like basis (including our share of Joint Ventures and Unit Trusts) - that is excluding purchases, sales, developments and adjusting for asset management initiatives - was 2.7%, ahead of the market overall (IPD at 2.1%). The 2.7% reflects 1.1% on offices and 4.0% on retail properties.

The accounting policy for the recognition of rent reviews has been changed in the year to recognise the benefit of rent reviews from the date of review. This has increased rents by £4 million.

Funds and joint ventures
The contribution to underlying profit from Funds and joint ventures is £39 million, an increase of 25.8% from £31 million reflecting the purchase of the Fund interests as part of the Pillar acquisition in July 2005. To make the timing of reporting of Joint Ventures consistent with the group, the results of December year end ventures have been included for a 15 month period to March resulting in a one off increase of £4 million to underlying profit. As required by IFRS the reported results for Funds and Joint ventures are included on a post tax basis as a single line with profits totalling £311 million, an increase of 96.8% on the prior year. This profit includes financing costs (67 million), profits on sale and valuation gains (£378 million) and a taxation charge (£106 million).

Other Income
Our fees and other income are up by £42 million to £50 million comprising dividends from our investment in Songbird and performance and management fees from the newly acquired Fund Management business.

In November 2005 we received our first dividend of £16 million in respect of our holdings of A & B shares in Songbird, which owns 60.8% of Canary Wharf Group PLC.

The fees comprise £20 million of performance fees and £6 million of management fees. The management fees are based on a percentage of the portfolio value. The performance fees are earned by exceeding stretching targets in the calendar year measured against a benchmark. The third party element only of the fee earned is recognised.

Half of the performance fee earned is recognised immediately while the balance is released over a vesting period provided there is not significant underperformance against the benchmark in later years. The vesting period runs to the end of the Trust's life. Fees of £14 million are deferred.

Administration expenses
Administration expenses are £81 million, some £32 million more than the prior year. The increase reflects increased staff numbers, primarily due to the acquisition of Pillar and recruitment of additional property professionals to support our intensified asset management and portfolio reshaping activities. £18 million of costs represent performance related compensation from bonus and share related plans. Administration costs include one-off costs of £13 million, including the costs of the closure of the Pillar head office, redundancies and changes to actuarial assumptions in the Pension Scheme. Our administration costs, representing 0.4% of funds under management, continue to demonstrate efficient management of the portfolio.

Financing
Net interest payable (before refinancing charges) is some 13.2% higher at £369 million, representing the increase in debt due to the Pillar acquisition earlier in the year, net of the savings made from refinancing Broadgate in 2005. The level of interest expense is expected to reduce as a result of the sales programme reducing the level of debt in the second half of the year. As announced on 28 February 2006, the Group has restructured the financing of the Sainsbury's portfolio and this has given rise to an exceptional charge. In addition as a result of the sales programme and consequent reduction in debt, certain derivatives have been closed out in accordance with our financial risk management policies. These two items give rise to a charge in the year of £122 million. The interest charge in future is estimated to reduce by £11 million as a result of the cheaper finance available under the new securitisation from BL Superstores Finance PLC. Interest Cover remains stable with underlying profit before interest and tax representing 1.5 times the net interest charge.

Net Valuation Gains
The most significant contribution to IFRS profits are net valuation gains amounting to £1,462 million, reflecting revaluation surpluses on the Group's properties and investments of £1,295 million and profits on disposals of £167 million. This compares to total revaluation gains in 2005 of £610 million. The increase is due to the strong revaluation performance due to continued yield shift and the profitable disposals made in the year. This amounts ignores revaluation gains of £378 million included within the results of Funds and Joint Ventures (see above) and on developments of £102 million, which are shown in the consolidated statement of changes in equity.

Intangible Assets and Goodwill
IFRS require the Group to recognise an intangible asset of £75 million upon acquisition of Pillar representing the estimated fair value of anticipated future income from Fund Management contracts. In accordance with IFRS this intangible asset is being amortised over the life of the contracts. Consequently fees and other income included a non-cash charge of £10 million relating to this amortisation.

A non-cash impairment charge of £240 million has been recognised in respect of goodwill arising from the acquisitions of Pillar and the Spirit and Debenhams portfolios. Accounting Standards require us to provide in full for deferred tax on corporate acquisitions and not the fair value of the contingent tax liability absorbed on acquisition, and this inflates the value of goodwill on the balance sheet. This charge eliminates the goodwill that has arisen on these acquisitions.

Taxation

The **underlying tax rate** this year is 18.8% (2005: 23.2%). This low rate arises principally through the effect of non-taxable dividends, capital allowances and capitalised interest. The actual corporation tax liability is lower than 18.8% due to the cost of refinancing of our Sainsbury's portfolio which has been used to relieve taxable profits in the current year. The rate of tax on disposals is low because the Group's pool of capital losses and the Sainsbury's refinancing costs have been used to relieve gains in the current year.

Earnings Per Share

Diluted **earnings per share** rose to 240 pence from 126 pence in 2005. Underlying earnings per share have increased from 27 pence to 36 pence, as a result of strong growth in underlying profits and the reduced underlying tax rate.

Our proposed final **dividend of 11.8 pence per share** continues our progressive dividend policy growing the level of distribution by 8.3%. Total dividends per share declared for the year are 17 pence (2005: 15.7 pence). Underlying profits after tax twice cover dividends. As required by IFRS final dividends are only reflected in the financial statements once approved by Shareholders and as such the final 2006 dividend is not included in these results.

Net Assets

Net assets rose significantly as a result of the geared impact of revaluation gains and retained earnings for the year.

	March 2006	March 2005 (restated for IFRS)	% increase
NAV per share[1]	**1486 pence**	1128 pence	31.7%
EPRA Net assets[1]	**£7,802m**	£5,913m	31.9%
Net Assets	**£6,016m**	£4,783m	25.8%

[1] EPRA basis (note 2)

Cash flows

Net cash flow from operating activities is broadly unchanged. An increased level of interest expense following the acquisition of Pillar has led to the decrease in pre investment and financing cash flows. The Group has been a net seller of property during the year leading to the £1 billion net investment cash inflow following net investment outflow of £527 million in the prior year. These net proceeds have been used to repay £1 billion of debt.

	March 2006 £m	March 2005 £m (as restated for IFRS)
Net cash flow from operating activities	455	464
Net cash flow after JV dividends, Unit Trust distributions, interest, tax and working capital movements	104	126
Net investment cash flows	986	(527)
Financing	(1,025)	459
Dividends	(84)	(77)

International Accounting Standards

First time implementation

This is the first year the Group reports its results under International Accounting Standards ("IFRS") which were adopted on 1 April 2005. This change to the accounting basis arises from legislation requiring all EU listed companies to apply these standards to their financial statements. Comparative figures for 2005 have been restated in accordance with IFRS. The principal impacts of adopting IFRS, along with comparatives for the year ended 31 March 2005 contained within this report, were published in a press release on 14 July 2005. Further details and reconciliations explaining the transition to IFRS are available on the Group's website, www.britishland.com. As permitted by IFRS the Group has adopted material exemptions from full retrospective application of IFRS accounting policies in respect of "Business Combinations", where combinations that took place before 1 April 2004 have not been restated, and "Employee Benefits" (where the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves).

EPRA

To assist stakeholders British Land has worked closely with other major European property companies and the European Public Real Estate Association to publish guidelines on a standard net asset value and earnings per share calculation, designed to aid comparability between companies following implementation of IFRS and to assist in understanding the reported figures compared to previous accounting practices. The EPRA calculations are set out in note 2 as well as a reconciliation to our underlying earnings per share, which reflects company only adjustments.

Accounting Judgements

Significant accounting policy judgements are highlighted in our accounting policy note. The most important judgement affecting comparability with other property companies is our approach to deferred tax. Many (but not all) have adopted our policy of calculating deferred tax consistent with the principle of an ultimate sale of investment properties capturing all available tax reliefs. Some others assume no sale. Both methods are appropriate under IFRS dependent on company specific strategies and practices.

Finance and capital structure

British Land is managed on an integrated basis to produce secure and attractive risk-adjusted returns to Shareholders. Risk management is a distinctive skill at British Land where the mix of assets, leases, developments and debt are managed together to ensure the most effective result. Overall, the Group's prime assets and their secure rental income present lower risks than many other property portfolios, enabling the returns to be enhanced using financial leverage. A 45-55% loan to value ratio is currently targeted, subject to the Board's view of the market, the prospects of the portfolio and the recurring cashflows of the business.

Since we seek to maximise shareholder returns, we prefer to avoid equity issuance, except where the commercial opportunity clearly merits it. We also would expect to return capital to Shareholders if a surplus arises over what we believe can be attractively deployed in the business.

Debt is raised from a variety of sources with a spread of maturity dates. Longer term debt is raised principally through securitisations and debentures. Securitisations have a range of benefits, including long maturities at competitive rates with no recourse to other companies or assets in the Group, and without financial covenants by British Land. Debentures also have long maturities and no amortisation.

Unsecured revolving and committed bank facilities tend to be for terms of five to seven years. We aim to spread the maturities of the different facilities from a wide range of banks.

The Group borrows at fixed and floating rates and uses derivatives to achieve the desired interest rate profile; currently the policy is to maintain around 85% (subject to 5% tolerance) of debt at fixed or capped rates. This interest rate profile is closely monitored as part of our management of the overall financial effects of transactions in the Group. The year end position of 95% fixed/capped reflects our expectation of increasing floating rate debt as we fund our committed development projects.

The joint ventures are separately financed, and have their own interest rate derivatives, all with no recourse to British Land.

Financing Statistics	**31 March 2006**	31 March 2005 (restated for IFRS)
Group:		
Net Debt	**£5,593m**	£6,061m
Weighted average debt maturity	**15.0 yrs**	14.3 yrs
Weighted average interest rate	**5.71%**	6.00%
% of net debt at fixed/capped interest rates	**95%**	90%
Interest cover[1]	**1.51**	1.46
Loan to value (debt to property & investments)	**42%**	50%
Unsecured debt to unencumbered assets	**26%**	42%
Undrawn committed facilities and cash	**£2,415m**	£969m
Group and share of Funds and Joint Ventures:		
Net debt	**£6,684m**	£6,538m
Weighted average debt maturity	**13.4 yrs**	13.5 yrs
Interest cover [1]	**1.52**	1.50
Loan to value (debt to property & investments)	**46%**	52%

[1] Underlying profit before interest and tax/net interest excluding refinancing charges

Gearing increased on the acquisition of Pillar and then decreased over the year to 46% (loan to value, including share of Funds and Joint Ventures) as a result of asset value growth and repayment of debt following property disposals.

During the year we have been active in both the banking and debt capital markets to arrange financing of the business. We raised over £1.5 billion of new or renewed bank lines, including £790 million arranged in a successful, oversubscribed syndicated facility with 25 banks, taking advantage of favourable market pricing. In addition, more than £700 million resulted from a number of bi-lateral agreements with banks on similar (or improved) terms.

In February 2006 we completed the refinancing of the Superstores portfolio. BL Superstores Finance PLC issued £753 million of bonds at an average interest rate of 4.96%, with an average life of 13.4 years.

The weighted average cost of debt has been reduced as at 31 March 2006 to 5.7% (2005: 6.0%) and the weighted average debt maturity has increased to 15 years (2005: 14.3 years).

At 31 March 2006, the market value of the Group's net debt was £384 million more than book values (£386 million including shares of joint ventures). This reflects the higher historical cost of debt compared to levels at which it might be available today. Tax relief currently available for the higher interest would not be available if British Land were to become a REIT.

Within unit trusts the most notable financing activity was the restructuring of the debt in HUT, completed in September 2005, reducing its average cost of debt. Three bank loan facilities, with combined debt of £758 million, were repaid or reduced with the proceeds of a new £1 billion securitisation. The seven year issue, secured against 16 retail parks, incorporated significant asset management flexibility.

The Scottish Retail Property Partnership (a joint venture with Land Securities Plc) was refinanced in April 2005 by a seven year securitisation, raising £430 million, most of which was returned to the partners.

Risks and Rewards

The Company generates returns to Shareholders through long-term investment decisions relating to both income and capital growth. These decisions require us to evaluate opportunities arising in the following core areas:

- demand for space from occupiers against available supply (including new developments);
- differential pricing for premium locations and buildings;
- alternative use for buildings (particularly redevelopment);
- demand for returns from investors in property, compared to other asset classes;
- price differentials for capital to finance the business;
- legislative initiatives, including planning consents and taxation;
- economic cycles, including their impact on tenant covenant quality, interest rates and inflation; and
- mis-pricing of property assets by the equity markets (for example, share buy-backs or opportunistic investments).

These opportunities can also represent risks. Demand for property and ability of tenants to pay rent can be affected by general economic conditions at both a macro and local level. Excessive levels of supply of property can also lead to falling rental levels. Rising interest rates may impact the security of the tenant base, lower development margins significantly and reduce investment appetite. Property values are also affected by changes in planning, taxes, technology and lease structures. Interest rates, bond yields and the relative attractions of other asset classes also impact property values. These risks in the UK property sector can be amplified by development exposure and gearing.

Key Performance Indicators

Property is a long term business. Decisions taken to create value over time frequently affect current year's earnings and so the Board measures performance over a range of time periods. Our management judgements over asset selection, sector views, redevelopments, financial structure, corporate and community responsibility all combine to deliver a single set of financial returns and these should be judged against the risk profile adopted.

In measuring and benchmarking performance the Group uses a number of key performance indicators to indicate the impact of management actions. At the 'total company' level, the three most visible indicators are "profits growth", "total shareholder return" and "total return" over one, three and five year periods reflecting the geared performance of the whole business. Benchmarking is undertaken against our major quoted peers (Land Securities, Hammerson, Liberty and Slough) and the FTSE Real Estate Index. We believe that the total returns of the company to be most important as these represent the returns our Shareholders experience. The low risk nature of our portfolio, focused on prime properties (with long leases and strong tenant covenants) and with a modest proportion of development activity, enables the Group to finance itself at a higher level of gearing than its peer group.

The key performance indicators demonstrate British Land's strong track record in relative and absolute value creation over the last one, three and five years.

Key Performance Indicator	One year	Three Years	Five Years
Profits growth[1]			
- British Land	26.0%	15.6%	13.6%
- Peer group[4]	6.1%	3.9%	3.3%
- Ranking	1	1	1
Total shareholder return[2]			
- British Land	57.1%	47.7%	22.9%
- Peer group[4]	43.3%	38.5%	20.7%
- FTSE Real Estate Index	49.3%	44.6%	19.3%
- Ranking	1	1	2
Total Return[3]			
- British Land	33.2%	21.3%	15.0%
- Peer group[4]	27.0%	16.1%	11.4%
- Ranking	1	1	1

[1] Growth in underlying profits excluding exceptional items, profits on disposals and revaluation gains.
[2] Growth in share price plus dividends per share.
[3] Growth in adjusted, diluted net asset value per share plus dividends per share
[4] Average of major peers – Land Securities, Hammerson, Liberty and Slough (some differences in year ends)
One year, IFRS, others based on UK GAAP

Corporate Responsibility - Supporting Business Objectives

British Land's corporate responsibility programmes are based on an analysis of those risks and opportunities for the business which have been identified through research and engagement with our stakeholders, including investors, tenants, local communities and suppliers. Our 2005 Corporate Responsibility Report, published in April 2006, focuses on seven main areas of activity: British Land people, supply chain, regeneration, community, resource use, waste management and biodiversity.

Many of these issues are (of course) also important for occupiers of our buildings and much of our work is now a collaborative effort with them. We are for example working with tenants to introduce programmes to reduce and recycle waste at many of our properties. The Broadgate Environment Group, with representatives from British Land and major tenants at Broadgate, is also taking the lead in managing and reducing energy use on the Estate. For the third year running British Land was, in 2005, identified as the financial services sector world market leader in corporate responsibility issues by the Dow Jones Sustainability Indices.

Operating and Financial Review

In preparing this OFR we have had regard to the recommendations in Reporting Standard 1: Operating and Financial Review issued by the ASB in 2005 insofar as we consider they are relevant to our business model and industry. We have provided herein a detailed management commentary on our markets, activities and prospects. Users will understand that where we make forward looking statements they reflect our current views; the future depends on many factors and interactions which may cause outcomes to differ from those anticipated in this assessment.

Further details of:
- Funds and Joint Ventures
- Portfolio description
- Development programme

are available on the website www.britishland.com

Consolidated Income Statement for the year ended 31 March 2006

	Note	2006 - Unaudited Underlying pre tax * £m	2006 - Unaudited Capital, tax and other £m	2006 - Unaudited Total £m	2005 Underlying pre tax * £m	2005 Capital, tax and other £m	2005 Total £m
Gross rental and related income	3	690		690	604		604
Net rent and related income	3	589		589	517		517
Fees and other income	4	50		50	8		8
Amortisation of intangible asset	11		(10)	(10)			
Funds and joint ventures (see also below)	9	39	272	311	31	127	158
Administrative expenses		(81)		(81)	(49)		(49)
Net valuation gains (includes profits on disposals)	5		1,462	1,462		610	610
Goodwill impairment	11		(240)	(240)			
Net financing costs							
financing income		50		50	28		28
financing expenses		(419)		(419)	(354)		(354)
refinancing charges			(122)	(122)		(180)	(180)
	6	(369)	(122)	(491)	(326)	(180)	(506)
Profit on ordinary activities before taxation		228	1,362	1,590	181	557	738
Taxation (expense) credit							
current			(7)	(7)		46	46
deferred			(334)	(334)		(130)	(130)
	7		(341)	(341)		(84)	(84)
Profit for the year after taxation attributable to shareholders of the Company			1,021	1,249		473	654
Earnings per share: basic	2			241 p			129 p
diluted	2			240 p			126 p
underlying	2			36 p			27 p

Share of results of funds and joint ventures	Note	2006 Underlying pre tax £m	2006 Capital, tax and other £m	2006 Total £m	2005 Underlying pre tax £m	2005 Capital, tax and other £m	2005 Total £m
Underlying profit pre-tax		39		39	31		31
Net valuation gains (includes profits on disposals)			378	378		169	169
Current tax			(9)	(9)		(10)	(10)
Deferred tax			(97)	(97)		(32)	(32)
	9	39	272	311	31	127	158

* As defined in note 2

Consolidated Balance Sheet as at 31 March 2006

	Note	2006 Unaudited £m	2005 £m
ASSETS			
Non-current assets			
Investment properties	8	**11,081**	10,877
Development properties	8	**597**	212
		11,678	11,089
Other non-current assets			
Investments in funds and joint ventures	9	**1,234**	700
Other investments	11	**248**	153
Intangible assets	11	**65**	
Goodwill	11		73
		13,225	12,015
Current assets			
Trading properties (at cost)	8	**36**	36
Debtors	12	**118**	76
Cash and short-term deposits	15	**133**	151
		287	263
Total assets		**13,512**	12,278
LIABILITIES			
Current liabilities			
Short-term borrowings and overdrafts	15	**(129)**	(408)
Creditors	13	**(417)**	(351)
		(546)	(759)
Non-current liabilities			
Debentures and loans	15	**(5,575)**	(5,754)
Other non-current liabilities	14	**(44)**	(37)
Deferred tax liabilities	7	**(1,331)**	(945)
		(6,950)	(6,736)
Total liabilities		**(7,496)**	(7,495)
Net assets		**6,016**	4,783
EQUITY			
Share capital		**130**	130
Share premium		**1,253**	1,249
Other reserves		**79**	12
Retained earnings		**4,554**	3,392
Total equity attributable to shareholders of the company		**6,016**	4,783
EPRA NAV per share	2	**1,486** p	1,128 p

(The EPRA Net Asset Value (NAV) per share includes the external valuation surplus on trading properties but excludes the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances, calculated on a fully diluted basis.)

The financial information in this preliminary announcement was approved by the Board on 22 May 2006.

Consolidated statement of changes in equity

for the year ended 31 March 2006

Unaudited

	Note	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Total £m
At 1 April 2005		130	1,249	12	3,392	4,783
Profit for the year after taxation					1,249	1,249
Valuation movements on development properties	5			102		102
Gains (losses) on cash flow hedges				(26)		(26)
Actuarial loss on pension scheme					(1)	(1)
Tax on items taken direct to equity	7			(29)		(29)
Net income recognised directly in equity				47	(1)	46
Transferred to the Income statement						
Revaluation of funds and joint ventures				2		2
Foreign currency derivatives				(14)		(14)
Cash flow hedges				32		32
Total recognised income and expense for the period				67	1,248	1,315
Purchase of ESOP shares					(10)	(10)
Dividends paid (final: 2005; interim: 2006)	18				(84)	(84)
Share issues			4			4
Share option awards					8	8
At 31 March 2006		**130**	**1,253**	**79**	**4,554**	**6,016**

Consolidated Cash Flow Statement

for the year ended 31 March 2006

	Note	2006 Unaudited £m	2005 £m
Cash generated from operations	16	**455**	464
Interest paid		**(392)**	(351)
Interest received		**13**	10
UK Corporation tax paid		**(10)**	(10)
Foreign tax paid		**(3)**	(3)
Dividends received: funds and joint ventures		**25**	16
other investments		**16**	
Net cash inflow from operating activities		**104**	126
Cash flows from investing activities			
Purchase of investment properties and development expenditure		**(402)**	(509)
Foreign tax paid on property sales		**(8)**	(1)
Sale of investment properties		**1,889**	81
Sale of investments			4
Purchase of investments		**(3)**	(98)
Investment in and loans to funds and joint ventures		**(21)**	(23)
Capital distributions received from funds and joint ventures		**277**	
Amounts repaid by funds and joint ventures		**69**	55
Purchase of subsidiary companies (net of cash acquired)		**(815)**	(36)
Net cash inflow (outflow) from investing activities		**986**	(527)
Cash flows from financing activities			
Issue of ordinary shares		**4**	1
Purchase of ESOP shares		**(10)**	(11)
Dividends paid		**(84)**	(77)
Issue of BL Superstores Finance PLC securitised debt		**753**	
Redemption of BLSSP (Funding) PLC securitised debt		**(705)**	
Issue of Broadgate Estate securitised debt			2,081
Redemption of Broadgate Funding PLC securitised debt			(1,439)
Redemption of 135 Bishopsgate Financing Ltd securitised debt			(138)
Repayment of debt acquired with subsidiary companies		**(398)**	(649)
(Decrease) increase in bank and other borrowings		**(669)**	614
Net cash (outflow) inflow from financing activities		**(1,109)**	382
Net decrease in cash and cash equivalents		**(19)**	(19)
Cash and cash equivalents at 1 April 2005		**147**	166
Cash and cash equivalents at 31 March 2006		**128**	147
Cash and cash equivalents consists of:			
Cash and short-term deposits		**133**	151
Overdrafts		**(5)**	(4)
		128	147

Notes to the accounts for the year ended 31 March 2006

1. Basis of preparation

The financial statements for the year ended 31 March 2006 have been prepared on the historical cost basis, except for the revaluation of certain properties, investments, intangible assets and financial instruments. The financial statements have also been prepared, for the first time, in accordance with International Financial Reporting Standards (IFRSs) as adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation.

The principal impacts of adopting IFRS and the Group's IFRS accounting policies, along with comparatives for the year ended 31 March 2005 contained within this report, were published in a press release on 14 July 2005. Further details and reconciliations explaining the transition to IFRS are available on the Group's website, www.britishland.com. These accounting policies have been applied consistently in all material respects throughout the year and the comparative figures in respect of 2005 have been restated to reflect IFRS adjustments.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRSs, this announcement does not itself contain sufficient information to comply with IFRSs. The Company expects to publish full financial statements that comply with IFRSs in June 2006. Therefore the financial information set out herein does not constitute the Group's statutory accounts for the years ended 31 March 2006 or 2005.

The financial information for the year ended 31 March 2005 has been derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under section 237 (2) or 237 (3) of the Companies Act 1985. These accounts were subsequently restated for IFRS, as noted above. The statutory accounts for the year ended 31 March 2006 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement, and will be delivered to the Registrar of Companies following the Company's annual general meeting.

Subsidiaries, joint ventures and associates (including funds)

The consolidated accounts include the accounts of The British Land Company PLC and all subsidiaries (entities controlled by British Land). Control is assumed where British Land has the power to govern the financial and operating policies of an investee entity so as to gain benefits from its activities.

The results of subsidiaries, joint ventures or associates acquired or disposed of during the year are included from the effective date of acquisition or to the effective date of disposal. Accounting practices of subsidiaries, joint ventures or associates which differ from Group accounting policies are adjusted on consolidation.

Business combinations are accounted for under the acquisition method. Any excess of the purchase price of business combinations over the fair value of the assets, liabilities and contingent liabilities acquired and resulting deferred tax thereon is recognised as goodwill. Any discount received is credited to the income statement in the period of acquisition. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Joint ventures and associates, including funds, are accounted for under the equity method, whereby the consolidated Balance Sheet incorporates the Group's share of the net assets of its joint ventures and associates. The consolidated income statement incorporates the Group's share of joint venture and associate profits after tax. Their profits include revaluation movements on investment properties.

Other investments

Other investments are shown at fair value. Any surplus or deficit arising on revaluation is recognised directly in the income statement.

Properties

Properties are externally valued on an open market basis at the balance sheet date. Investment and development properties are recorded at valuation; trading properties at the lower of cost and valuation.

Any surplus or deficit arising on revaluing investment properties is recognised in the income statement for the year. Where an investment property is being redeveloped, any movement in valuation is recognised in the income statement.

Valuation surpluses arising on other development properties, those not previously investment properties, are reflected in the revaluation reserve, unless a deficit reduces the value below cost, in which case the deficit is charged to the income statement.

The cost of properties in the course of development includes attributable interest and other associated outgoings. Interest is calculated on the development expenditure by reference to specific borrowings where relevant and otherwise on the average rate applicable to short-term loans. Interest is not capitalised where no development activity is taking place. A property ceases to be treated as a development property on practical completion.

Disposals are recognised on completion: profits and losses arising are recognised through the income statement, the profit on disposal is determined as the difference between the sales proceeds and the carrying amount of the asset at the commencement of the accounting period plus additions in the period.

In determining whether leases and related properties represent operating or finance leases consideration is given to whether the tenant or landlord bears the risks and rewards of ownership.

Properties acquired in corporate vehicles are generally treated as business not asset acquisitions resulting in any contingent capital gains liabilities assumed being reflected in the acquisition balance sheet rather than recorded as contingencies. In adopting this policy the directors place value on transparency and consistency, even though the liabilities are recorded under IFRS on a full provision basis, significantly above their fair value.

Head leases

Where an investment property is held under a head lease it is initially recognised as an asset as the sum of the premium paid on acquisition and the present value of minimum ground rent payments. The corresponding rent liability to the head leaseholder is included in the Balance Sheet as a finance lease obligation.

Intangible assets

Intangible assets, such as customer contracts, acquired through business combinations, are measured initially at fair value and are amortised on a straight line basis over their estimated useful lives, and are subject to regular reviews for impairment.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the subsidiary, associate or jointly controlled entity at the time of acquisition. Goodwill normally arises as a result of deferred tax being provided on a full provision basis on acquisition of property companies, without regard to the fair value of the tax liabilities absorbed. Goodwill is recognised as an asset and reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Financial instruments

Financial obligations and cash

Debt instruments are stated at their net proceeds on issue. Finance charges including premiums payable on settlement or redemption and direct issue costs are spread over the period to redemption, using the effective interest method.

As defined by IAS39, cash flow hedges are carried at fair value in the Balance Sheet. Changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges are recognised directly in the hedging reserve and any ineffective portion is recognised in the income statement.

Fair value hedges are carried at fair value in the Balance Sheet. Changes in the fair value of derivatives that are designated and qualify as effective fair value hedges, are recorded in the income statement, along with any changes in the fair value of the hedged item that is attributable to the hedged risk. Any ineffective portion is also recognised in the income statement.

Cash equivalents are limited to instruments with a maturity of less than three months.

Net rental income

Rental income is recognised on an accruals basis. A rent adjustment based on open market estimated rental value is recognised from the rent review date in relation to unsettled rent reviews. Where a rent free period is included in a lease, the rental income foregone is allocated evenly over the period from the date of lease commencement to the earliest termination date. Rental income from fixed and minimum guaranteed rent reviews is recognised on a straight line basis over the shorter of the entire lease term or the period to the first break option. Where such rental income is recognised ahead of the related cash flow, an adjustment is made to ensure the carrying value of the related property including the accrued rent does not exceed the external valuation.

Initial direct costs incurred in negotiating and arranging a new lease are amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date.

Where a lease incentive payment, including surrender premiums paid, does not enhance the value of a property, it is amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date. Upon receipt of a surrender premium for the early determination of a lease, the profit, net of dilapidations and non-recoverable outgoings relating to the lease concerned is immediately reflected in income.

Management and performance fees

Management and performance fees receivable are recognised in the period to which they relate, except for performance fee retentions subject to clawback, which are recognised over the clawback performance period. In assessing the risk of clawback, account is taken of the unpredictability of future relative performance against the benchmark.

Taxation

Current tax is based on taxable profit for the year and is calculated using tax rates that have been enacted or substantially enacted. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense, that are never taxable (or tax deductible) or will be taxable at a later date · temporary differences. Temporary differences principally arise from using different balance sheet values for assets and liabilities than their respective tax base values. Deferred tax is provided in respect of all these taxable temporary differences at the balance sheet date on an undiscounted basis.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. On business combinations, the deferred tax effect of fair value adjustments is incorporated in the consolidated balance sheet.

Current and prior year tax payable and the recoverability of tax losses are estimated. The basis of calculating deferred tax depends on whether value is expected to be achieved through sales or retention in the business. As British Land has a proven record of portfolio recycling through sales and a committed strategy to recycle its capital, the deferred tax provision is calculated on the basis that assets will be sold and takes account of available loss relief including indexation, but does not assume any mitigation that could be achieved through tax structuring.

Employee costs

The fair value of equity-settled share-based payments to employees is determined at the date of grant and is expensed on a straight-line basis over the vesting period based on the Group's estimate of shares or options that will eventually vest. In the case of options granted, fair value is measured by a Black-Scholes pricing model. Compensation linked to performance fees accrued by the Group is amortised over the vesting period.

Defined benefit pension scheme assets are measured using fair values; pension scheme liabilities are measured using the projected unit credit method and discounted at the rate of return of a high quality corporate bond of equivalent term to the scheme liabilities. The net surplus or deficit is recognised in full in the consolidated balance sheet. Any asset resulting from the calculation is limited to past service costs plus the present value of available refunds and reductions in future contributions to the plan.

The current service cost and gains and losses on settlement and curtailments are charged to operating profit. Past service costs are recognised in the income statement if the benefits have vested or, if they have not vested, are amortised on a straight line basis over the period until vesting occurs. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the consolidated statement of changes in equity.

Contributions to the Group's defined contribution schemes are expensed on the basis of the contracted annual contribution.

IFRS transitional arrangements

When preparing the Group's IFRS balance sheet at 1 April 2004, the date of transition, the following material optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

(i) Business combinations - the provisions of IFRS 3 'Business combinations' have been applied prospectively from 1 April 2004. The Group has chosen not to restate business combinations that took place before the date of transition; and

(ii) Employee benefits – the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves.

Financial Instruments - the Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the option that would enable the Group to only apply these standards from 1 April 2005.

2. Performance measures

Earnings per share (diluted)	2006 Earnings £m	2006 Pence per share	2005 Earnings £m	2005 Pence per share
Underlying pre-tax profit - Income statement	**228**		181	
Tax charge relating to underlying profit	**(43)**		(42)	
Underlying earnings per share	**185**	**36**	139	27
Include: debt refinancings (net of tax)	**(85)**		(126)	
Prior year tax movements	**8**		45	
Other items	**(1)**		4	
EPRA earnings per share	**107**	**21**	62	12
Profit for the year after taxation	**1,249**	**240**	654	126

The European Public Real Estate Association (EPRA) measure, published, in January 2006, guidelines for calculating earnings and net asset value performance measures. The **EPRA earnings measure** excludes gains on property disposals and investment revaluations and their related taxation, intangible asset movements and the capital allowance effects of IAS 12 where applicable, less taxation arising on these items.

Underlying earnings consists of the EPRA earnings measure, with additional company adjustments. Adjustments have been made to reverse the effects of the refinancing charges (note 6) arising in the current (£85m) and prior years (£126m) respectively and prior year tax items.

The weighted average number of shares in issue for the year was: basic: 519m (31 March 2005: 509m); diluted: 521m (31 March 2005: 519m). Basic earnings per share for the year were 241p (2005: 129p).

Net asset value (NAV) - diluted	2006 £m	2005 £m
Balance sheet net assets	**6,016**	4,783
Addback:		
Deferred tax arising on revaluation movements capital allowances and derivatives	**1,636**	1,013
Mark to market on interest rate swaps	**33**	24
Add:		
Surplus arising on trading properties	**74**	63
Dilution effect - options	**43**	30
EPRA net assets	**7,802**	5,913
EPRA NAV	**1,486 p**	1,128 p

The EPRA NAV per share includes the external valuation surplus on trading properties but excludes the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances, calculated on a fully diluted basis. The prior year deferred tax is net of the related goodwill.

At 31 March 2006, the number of shares in issue was: basic: 519m (2005: 518m); diluted: 525m (2005: 524m).

Total return per share (excluding re-financing charges) of 34.6% represents the growth per share in diluted EPRA NAV (358p) plus dividends paid of 16p (see note 18), excluding current year re-financing charges of 16p.

3. Gross and net rental income

	2006 £m	2005 £m
Rent receivable	**571**	509
Spreading of tenant incentives and guaranteed rent increases	**54**	40
Surrender premiums	**10**	8
Service charge income	**55**	47
Gross rental and related income	**690**	604
Service charge expenses	**(57)**	(44)
Property operating expenses	**(44)**	(43)
Net rental and related income	**589**	517

Net rental income for the year ended 31 March 2006 from properties which were subject to a security interest or held by non recourse companies was £388m (2005: £374m).

Property operating expenses relating to investment properties that did not generate any rental income were £7m (2005: £6m).

4. Fees and other income

	2006 £m	2005 £m
Performance and management fees	**29**	2
Dividend received from Songbird Estates PLC	**16**	
Other fees and commission	**5**	6
	50	8

The £29m performance and management fees comprise £20m performance fees and £9m management fees from funds and joint ventures.

The £48m HUT performance fee due to British Land for the year to 31 December 2005 is reduced to £32m after eliminating British Land's share. £18m has been recognised in the current period, the remaining £14m is deferred to later years as it is potentially subject to clawback, depending on performance. If there is no clawback, 50% of the undistributed performance fee is payable in each subsequent year. The £2m HIF performance fee due to British Land for the year to 31 December 2005 is reduced to £1m after eliminating British Land's share, all of which has been recognised in the current year.

5. Net revaluation gains on property and investments

	2006 £m	2005 £m
In income statement		
Revaluation of investments (note 11)	**92**	43
Revaluation of properties	**1,203**	550
Gains on property disposals	**167**	17
	1,462	610
In consolidated statement of changes in equity		
Revaluation of properties	**102**	15
	1,564	625

Included above is a property derivative gain of £4m of which £2m is realised and £2m is included in revaluation of properties of £1,203m, increasing the net revaluation of £1,201m (note 8) attributable to properties, which is taken to the income statement.

Included in the tax charge is £16m (2005: £Nil) attributable to gain on property disposals.

6. Net financing costs

	2006 £m	2005 £m
Interest payable on:		
bank loans and overdrafts	**115**	84
other loans	**274**	261
loans from joint ventures	**1**	
obligations under finance leases	**2**	2
	392	347
Deduct: capitalisation of development cost element	**(12)**	(8)
	380	339
Interest receivable on:		
deposits and securities	**(11)**	(10)
loans to joint ventures		(3)
	(11)	(13)
Other finance (income) costs:		
Expected return on pension scheme assets	**(3)**	(3)
Interest on pension scheme liabilities	**3**	3
Valuation movements on fair value debt	**22**	7
Valuation movements on fair value derivatives	**(22)**	(7)
Valuation movements on translation of foreign currency debt	**14**	(5)
Hedging reserve recycling	**(14)**	5
Net financing expenses	**369**	326
Refinancing charges		
Sainsburys Superstores securitisation	**99**	
Derivative close-out costs	**23**	
Broadgate securitisation		180
	122	180
Net financing costs	**491**	506
Total financing income	**(50)**	(28)
Total financing expenses	**541**	534
Net financing costs	**491**	506

On 28 February 2006 the Group incurred a pre tax refinancing charge of £99m whilst redeeming the debt of its securitised Sainsbury's Superstore portfolio, borrowed by BLSSP (Funding) PLC. On the same day BL Superstores Finance PLC issued £753m of new securitised debt (see note 15). In addition, and after significant recent property disposals and the repayment of bank loans, derivatives have been closed out to maintain, in line with Group interest rate policy, an appropriate balance of fixed and floating rate debt resulting in the realisation from equity to the income statement of a £23m charge.

On 2 March 2005 the Group incurred a pre tax refinancing charge of £180m whilst redeeming the securitised debt of Broadgate (Funding) PLC and 135 Bishopsgate Financing Limited. On the same day Broadgate Financing PLC issued £2,080m of new securitised debt in respect of the Broadgate estate (see note 15).

7. Taxation

	2006 £m	2005 £m
Tax charge		
Current tax		
UK corporation tax (30%)	**(3)**	(3)
Foreign tax	**11**	2
	8	(1)
Adjustments in respect of prior years	**(1)**	(45)
Total current tax charge (credit)	**7**	(46)
Deferred tax on income and revaluations	**334**	130
Group total taxation (net)	**341**	84

Tax reconciliation

	2006 £m	2005 £m
Profit on ordinary activities before taxation	**1,590**	738
Less: profit attributable to funds and joint ventures	**(311)**	(158)
Group profit on ordinary activities before taxation	**1,279**	580
Tax on profit on ordinary activities at UK corporation tax rate of 30% (2005: 30%)	**384**	174
Effects of:		
Indexation relief on investment properties	**(18)**	(48)
Goodwill impairment	**72**	
Capital allowances	**(8)**	(10)
Tax losses and other timing differences	**(77)**	11
Expenses not deductible for tax purposes	**(11)**	2
Adjustments in respect of prior years	**(1)**	(45)
Group total taxation	**341**	84

Tax attributable to underlying profits for the year ended 31 March 2006 is £43m (2005: £42m).

Balance sheet tax items
Corporation tax receivable at 31 March 2006 was £8m (2005: £22m) as shown in note 12.
The net deferred tax provision is set out below:

Deferred tax	2006 £m	2005 £m
Capital allowances	124	123
Property and investment revaluations	1,216	851
Other timing differences	(29)	(29)
Intangible assets	20	
	1,331	945

Deferred tax movements arising from:		
1 April 2005	945	746
Charge to income statement	334	130
Charge (credit) to equity	29	(6)
Acquisitions	23	75
31 March 2006	**1,331**	945

8. Investment, development and trading properties

		Investment £m	Development £m	Trading £m	Total £m
Carrying value at 1 April 2005		10,877	212	36	11,125
Additions:	corporate acquisitions	495			495
	property purchases	34	134		168
	other capital expenditure	196	114		310
		725	248		973
Disposals		(1,722)			(1,722)
Property transfer		7	(7)		
Exchange fluctuations		1			1
Revaluations:					
included in Income statement		1,159	42		1,201
included in Consolidated statement of changes in equity			102		102
Increase in tenant incentives and guaranteed rent uplift balances		34			34
Carrying value of properties on balance sheet		11,081	597	36	11,714
External valuation surplus on trading properties					67
Head lease liabilities					(28)
Total Group property portfolio valuation					11,753

At 31 March 2006, the Group book value of properties of £11,714m (2005: £11,125m) comprises freeholds of £11,017m (2005: £10,402m), virtual freeholds of £109m (2005: £96m); long leaseholds of £577m (£618m) and short leaseholds of £11m (2005: £9m).

Investment, development and trading properties were valued by external valuers other than where stated on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors:

	2006 £m	2005 £m
Knight Frank	11,750	
ATIS REAL Weatheralls		10,802
FPD Savills	2	282
Jones Lang LaSalle (Republic of Ireland)		69
CB Richard Ellis B.V. (Netherlands)	1	1
Total Group property portfolio valuation	11,753	11,154

Properties valued at £7,709m (2005: £7,052m) were subject to a security interest and other properties of non-recourse companies amounted to £196m (2005: £42m).

9. Funds and joint ventures

British Land's summary share of profits of funds and joint ventures

	2006 £m	2005 £m
Gross rental income	**123**	73
Net rental income	**112**	68
Other income and expenditure	**(6)**	(3)
Net financing costs	**(67)**	(34)
Net underlying profit before tax	**39**	31
Net valuation gains on property and investments	**378**	169
Profit on ordinary activities before taxation	**417**	200
Current tax	**(9)**	(10)
Deferred tax	**(97)**	(32)
Profit on ordinary activities after taxation	**311**	158

Summary movement for the year of the investments in funds and joint ventures

		Equity £m	Loans £m	Total £m
At 1 April 2005		660	40	**700**
Acquired with Pillar Property PLC		594	5	**599**
Additions		1	11	**12**
Disposals		(50)	(38)	**(88)**
Share of profit after taxation		311		**311**
Distributions and dividends:	capital	(277)		**(277)**
	revenue	(25)		**(25)**
Hedging movements		2		**2**
At 31 March 2006		**1,216**	**18**	**1,234**

At 31 March 2006, the total investment in funds and joint ventures of £1,234m comprises £599m of investment in funds being HUT, HIF and PREF and £635m investment in joint ventures, being the total of £589m and CLOUT of £46m. At 31 March 2005, there were no investments in funds.

Distributions in the year include £65m (£59m capital) received from HUT; £31m (£28m capital) received from CLOUT and £190m received from The Scottish Retail Property Limited Partnership.

With regard to funds and joint ventures, at 31 March 2006 the Group's share of:

(i) their properties, including finance and trading lease surpluses is £2,661m (2005: £1,353m).

(ii) their external net debt is £1,124m (2005: £502m).

(iii) the market value of their debt was £2m more than the Group's share of the book value (2005: £4m).

All fund and joint venture results have been shown for the period ended 31 March 2006. In the case of some joint ventures this period exceeds 12 months as the Group has aligned all period ends as a consequence of moving to quarterly reporting. The effect is not considered material to the current and prior year financial statements.

9. Funds and joint ventures continued: Funds' summary financial statements

All disclosures have been restated to British Land accounting policies under IFRS including deferred tax and excluding performance and management fees.

	Hercules Unit Trust	Hercules Income Fund	Pillar Retail Europark Fund	City of London Office Unit Trust	**British Land share**
Percentage interest	34.64%	26.12%	34.16%	35.94%	
Date established	22 Sep 2000	16 Sep 2004	17 Mar 2004	6 Nov 2000	
Accounting period	8 months ended 31 Mar 2006	8 months ended 31 Mar 2006	5 months ended 31 Dec 2005	8 months ended 31 Mar 2006	
Summarised profit and loss accounts	£m	£m	£m	£m	**£m**
Gross rental income	70	6	6	20	**35**
Net rent and related income	68	5	5	19	**34**
Other income and expenditure	(3)		(1)	(1)	**(2)**
Profit (loss) on property trading					
Operating profit	65	5	4	18	**32**
Surplus (deficit) on revaluation	445	22	8	15	**169**
Disposal of fixed assets	2	1		13	**6**
Net interest - external	(42)		(2)	(12)	**(20)**
- shareholders					
Net interest (payable) receivable	(42)		(2)	(12)	**(20)**
Profit (loss) before tax	470	28	10	34	**187**
Corporation tax	(7)	(1)	(1)	(1)	**(4)**
Deferred tax	(89)	(5)	(8)	(6)	**(37)**
Profit (loss) after tax	374	22	1	27	**146**
Summarised balance sheets					
Investment properties at valuation	3,113	157	202	102	**1,225**
Development and trading properties at cost					
Assets held under finance leases					
Total properties	3,113	157	202	102	**1,225**
Current assets	33	6	14	123	**71**
Cash and deposits	32	3	6	12	**20**
Gross assets	3,178	166	222	237	**1,316**
Current liabilities	(44)	(5)	(10)	(71)	**(54)**
Bank debt falling due within one year		(25)			**(7)**
Bank debt falling due after one year	(298)		(117)	(38)	**(156)**
Securitised debt	(957)				**(332)**
Debentures					
Other non-current liabilities					
Deferred tax	(337)	(5)	(15)		**(122)**
Gross liabilities	(1,636)	(35)	(142)	(109)	**(671)**
Net external assets	1,542	131	80	128	**645**
Represented by:					
Shareholder loans					
Investors' capital	1,542	131	80	128	**645**
Total investment	1,542	131	80	128	**645**
Capital commitments			42		**14**

9. Funds and joint ventures continued: Joint ventures' summary financial statements

All disclosures have been restated to British Land accounting policies under IFRS.

All joint ventures are held equally on a 50:50 basis

	The Scottish Retail Property Limited Partnership	BL Davidson Ltd	BLT Properties Ltd	The Tesco British Land Property Partnership	Tesco BL Holdings Ltd
Partners	Land Securities Group PLC	Manny Davidson, his family & trusts	Tesco plc	Tesco plc	Tesco plc
Date established	March 2004	September 2001	November 1996	February 1998	November 1999
Accounting period	Year ended 31 Mar 2006	15 months ended 31 Mar 2006	15 months ended 31 Mar 2006	15 months ended 31 Mar 2006	15 months ended 31 Mar 2006
Summarised profit and loss accounts	£m	£m	£m	£m	£m
Gross rent and related income	50	41	19	12	34
Net rent and related income	34	39	18	11	33
Other income and expenditure	(2)	(3)		(1)	(1)
Profit (loss) on property trading		1			
Operating profit	32	37	18	10	32
Surplus (deficit) on revaluation	41	99	61	28	128
Disposal of fixed assets		(1)			
Net interest - external	(22)	(20)	(13)	(5)	(22)
- shareholders			1		
Net interest (payable) receivable	(22)	(20)	(12)	(5)	(22)
Profit (loss) before tax	51	115	67	33	138
Corporation tax	(3)	(5)	(1)	13	(3)
Deferred tax	(29)	(28)	(18)	(8)	(36)
Profit (loss) after tax	19	82	48	38	99
Summarised balance sheets					
Investment properties at valuation	665	698	344	181	630
Development and trading properties at cost		8			
Assets held under finance leases					
Total properties	665	706	344	181	630
Current assets	31	18	3	6	20
Upstream loans to joint venture shareholders			17		
Cash and deposits	16	16	12	5	18
Gross assets	712	740	376	192	668
Current liabilities	(41)	(31)	(11)	(18)	(33)
Bank debt falling due within one year		(30)			
Bank debt falling due after one year		(83)	(185)	(87)	(315)
Securitised debt	(427)				
Debentures		(114)			
Other non-current liabilities	(10)	(4)			
Deferred tax	(69)	(115)	(48)	(17)	(80)
Gross liabilities	(547)	(377)	(244)	(122)	(428)
Net external assets	165	363	132	70	240
Represented by:					
Shareholder loans					
Ordinary shareholders' funds / Partners' capital	165	363	132	70	240
Total investment	165	363	132	70	240
Capital commitments	32		17	1	

9. Funds and joint ventures continued: Joint ventures' summary financial statements

All disclosures have been restated to British Land accounting policies under IFRS.

All joint ventures are held equally on a 50:50 basis

	BL Fraser Ltd	Other Joint Ventures	**British Land share**	British Land share 2005 Comparative
Partners	House of Fraser plc			
Date established	July 1999			
Accounting period	14 months ended 31 Mar 2006			
Summarised profit and loss accounts	£m	£m	**£m**	£m
Gross rent and related income	16	3	**88**	73
Net rent and related income	16	5	**78**	68
Other income and expenditure	(1)		**(4)**	(3)
Profit (loss) on property trading		17	**9**	3
Operating profit	15	22	**83**	68
Surplus (deficit) on revaluation	26	5	**194**	160
Disposal of fixed assets	1			6
Net interest - external	(10)	(4)	**(48)**	(31)
- shareholders		1	**1**	(3)
Net interest (payable) receivable	(10)	(3)	**(47)**	(34)
Profit (loss) before tax	32	24	**230**	200
Corporation tax	(4)	(7)	**(5)**	(10)
Deferred tax		(1)	**(60)**	(32)
Profit (loss) after tax	28	16	**165**	158
Summarised balance sheets				
Investment properties at valuation	286	32	**1,418**	1,325
Development and trading properties at cost			**4**	25
Assets held under finance leases		14	**7**	8
Total properties	286	46	**1,429**	1,358
Current assets	3	49	**65**	12
Upstream loans to joint venture shareholders		31	**24**	26
Cash and deposits	7	20	**47**	56
Gross assets	296	146	**1,565**	1,452
Current liabilities	(11)	(52)	**(98)**	(73)
Bank debt falling due within one year	(4)		**(17)**	(81)
Bank debt falling due after one year	(130)	(2)	**(401)**	(412)
Securitised debt			**(214)**	
Debentures			**(57)**	(57)
Other non-current liabilities	(2)		**(8)**	(11)
Deferred tax	(29)	(4)	**(181)**	(118)
Gross liabilities	(176)	(58)	**(976)**	(752)
Net external assets	120	88	**589**	700
Represented by:				
Shareholder loans	1	35	**18**	40
Ordinary shareholders' funds / Partners' capital	119	53	**571**	660
Total investment	120	88	**589**	700
Capital commitments		16	**33**	33

10. Pillar Acquisition

On 28 July 2005 the Group acquired 100% of the issued share capital of Pillar Property PLC; the fair value of the consideration was £816m. An adjustment of £75m has been recognised to reflect the value of the fund management contracts (note 11). Deferred tax arising on this intangible asset is calculated to show the difference between its accounting and tax base costs and is recognised in the Group on acquisition.

On 18 April 2005 the Group purchased the remaining 50% of the issued share capital of the BL West companies. The fair value of the consideration was £50m and there was no goodwill arising on acquisition.

	Book value acquired			
	Pillar Property PLC £m	Accounting policy adjustment £m	Fair value adjustment £m	Fair value to Group £m
Properties	311			**311**
Investment in unit trusts	682	3		**685**
Intangible asset - fund management contracts			75	**75**
Other assets	53	(7)		**46**
Cash	24			**24**
Creditors	(88)			**(88)**
Borrowings	(283)			**(283)**
Loan notes	(12)			**(12)**
	687	(4)	75	**758**
Deferred tax (on units and intangible assets)	(86)		(23)	**(109)**
Goodwill				**167**
				816
Satisfied by:				
Cash paid				**816**
Non cash consideration				
Total consideration				**816**
Repayment of: borrowings				**283**
loan notes				**7**
Total amounts payable				**1,106**

11. Other non-current assets

	Other investments £m	Intangible assets £m	Goodwill £m
At 1 April 2005	153		73
Additions	3		
On corporate acquisition (note 10)		75	167
Revaluation	92		
Amortisation		(10)	
Impaired in the year			(240)
At 31 March 2006	**248**	**65**	

Other investments includes British Land's investment in Songbird Estates PLC which was acquired for £98m in June 2004 and valued by a major independent firm of Chartered Accountants on the basis of market value at £233m as at 31 March 2006 (2005: £140m).

Intangible assets relate to fund management contracts which are amortised over the expected remaining life of each contract.

Goodwill has been tested for impairment by comparing the carrying value of the cash generating unit including goodwill to its recoverable amount. For the purpose of impairment testing, the Spirit portfolio, Debenhams portfolio and the investment in HUT, are each regarded as cash-generating units. The recoverable amount of each cash-generating unit is based on the fair value less costs to sell, with fair value being determined in the light of external property values. As a result of these impairment tests, a non-cash impairment charge of £240 million has been recognised to write off goodwill in full.

The Board's in principle decision to become a REIT will result in the derecognition of deferred tax provisions in the foreseeable future. Further, there has been a substantial rise in the values of the acquired assets. These two factors have given rise to the goodwill impairment.

12. Debtors

	2006 £m	2005 £m
Trade and other debtors	**72**	39
Prepayments and accrued income	**12**	5
Corporation tax	**8**	22
Interest rate derivatives*	**26**	10
	118	76

13. Creditors

	2006 £m	2005 £m
Trade creditors	**67**	38
Amounts owed to joint ventures	**26**	28
Other taxation and social security	**7**	13
Accruals and deferred income	**269**	212
Interest rate derivatives*	**48**	60
	417	351

* Includes contracted cash flow with a maturity greater than one year at fair value.

14. Other non-current liabilities

	2006 £m	2005 £m
Obligations under finance leases	**28**	28
Minority interest	**5**	5
Retirement benefit obligations	**11**	4
	44	37

15. Net debt

	Footnote	2006 £m	2005 £m
Secured on the assets of the Group			
Class A4 4.821% Bonds 2036	1.1	**396**	396
5.920% Secured Notes 2035	1.2	**62**	59
Class C2 5.098% Bonds 2035	1.1	**217**	215
Class B 4.999% Bonds 2033	1.1	**365**	365
Class A3 4.851% Bonds 2033	1.1	**175**	174
Class A1 Floating Rate Bonds 2032	1.1	**224**	224
Class A2 4.949% Bonds 2031	1.1	**308**	314
Class A2 4.482% Bonds 2030	1.3, 2	**257**	
Class M1 Floating Rate Bonds 2030	1.3, 2	**83**	
Class B2 5.270% Bonds 2030	1.3, 2	**239**	
Class B3 5.578% Bonds 2030	1.3, 2	**49**	
Class C1 Floating Rate Bonds 2030	1.3, 2	**69**	
Class D1 Floating Rate Bonds 2030	1.3, 2	**53**	
Class D Floating Rate Bonds 2025	1.1	**147**	149
7.743% Secured Notes 2025	1.4, 3		20
Class C1 Floating Rate Bonds 2022	1.1	**234**	234
8.875% First Mortgage Debenture Bonds 2035		**247**	247
9.375% First Mortgage Debenture Stock 2028		**197**	197
10.5% First Mortgage Debenture Stock 2019/24		**13**	13
11.375% First Mortgage Debenture Stock 2019/24		**20**	20
6.75% First Mortgage Debenture Bonds 2020	1.5	**205**	206
6.75% First Mortgage Debenture Bonds 2011	1.5	**103**	103
Bank loan	1.6, 4		45
Loan notes		**5**	
		3,668	2,981
Unsecured			
Class A1 5.260% Unsecured Notes 2035	1.2	**586**	572
Class B 5.793% Unsecured Notes 2035	1.2	**97**	99
Class C Fixed Rate Unsecured Notes 2035	1.2	**87**	84
Class A2 (C) 6.457% Unsecured Notes 2025	1.4, 3		212
Class B2 6.998% Unsecured Notes 2025	1.4, 3		206
Class B3 7.243% Unsecured Notes 2025	1.4, 3		21
Class A1 6.389% Unsecured Notes 2016	1.4, 3		80
Class B1 7.017% Unsecured Notes 2016	1.4, 3		80
Class A2 5.555% Unsecured Notes 2013	1.2	**35**	40
		805	1,394
6.30% Senior US Dollar Notes 2015	5	**88**	81
10.25% Bonds 2012		**2**	2
7.35% Senior US Dollar Notes 2007	5	**92**	85
Bank loans and overdrafts		**1,049**	1,619
		2,036	3,181
Gross debt	6	**5,704**	6,162
Interest rate derivatives: liabilities		**48**	60
Interest rate derivatives: assets		**(26)**	(10)
		5,726	6,212
Cash and short term deposits	7	**(133)**	(151)
Net debt		**5,593**	6,061

15. Net debt (continued)

		2006 £m	2005 £m
1	These borrowings are obligations of ring-fenced, special purpose companies, with no recourse to other companies or assets in the Group.		
1.1	Broadgate Financing PLC	**2,066**	2,071
1.2	MSC (Funding) PLC	**867**	854
1.3	BL Superstores Finance PLC	**750**	
1.4	BLSSP (Funding) PLC		619
1.5	BL Universal PLC	**308**	309
1.6	BLU Nybil Ltd		45

2 A total of £753m Bonds were issued by BL Superstores Finance PLC on 28 February 2006.
3 All the outstanding Notes of BLSSP (Funding) PLC were redeemed on 28 February 2006.
4 The outstanding balance drawn under the BLU Nybil Ltd Term Loan was repaid on 31 March 2006.
5 Principal and interest on these borrowings were fully hedged into Sterling at the time of issue.
6 The principal amount of gross debt at 31 March 2006 was £5,716m (2005: £6,209m). Included in this, the principal amount of secured borrowings and other borrowings of non-recourse companies was £4,470m (2005: £4,393m).
7 Cash and deposits not subject to a security interest amount to £36m (2005: £54m).

Maturity analysis of net debt

	2006 £m	2005 £m
Repayable:		
within one year and on demand	**129**	408
between:		
one and two years	**64**	259
two and five years	**1,348**	1,328
five and ten years	**576**	533
ten and fifteen years	**746**	795
fifteen and twenty years	**835**	580
twenty and twenty five years	**854**	948
twenty five and thirty years	**1,152**	1,001
thirty and thirty five years		310
	5,575	5,754
Gross debt	**5,704**	6,162
Interest rate derivatives	**22**	50
Cash and short term deposits	**(133)**	(151)
Net debt	**5,593**	6,061

15. Net debt (continued)

Maturity of committed undrawn borrowing facilities

	2006 £m	2005 £m
Expiring:		
within one year	**822**	114
between:		
one and two years	**25**	95
two and three years	**554**	10
three and four years	**118**	442
four and five years	**763**	132
over five years		25
Total	**2,282**	818

Interest rate profile - including effect of derivatives

	2006 £m	2005 £m
Fixed rate	**5,203**	5,360
Capped rate	**100**	100
Variable rate (net of cash)	**290**	601
Net debt	**5,593**	6,061

Comparison of market values and book values at 31 March 2006

	Market Value £m	Book Value £m	Difference £m
Securitisations	3,765	**3,683**	82
Debentures and unsecured bonds	1,269	**967**	302
Bank debt and other floating rate debt	1,054	**1,054**	
Cash and short-term deposits	(133)	**(133)**	
	5,955	**5,571**	384
Other financial (assets) liabilities:			
interest rate derivative assets	(26)	**(26)**	
interest rate derivative liabilities	48	**48**	
	22	**22**	
Total	5,977	**5,593**	384

The differences are shown before any tax relief.

16. Notes to the cash flow statement

Reconciliation of profit on ordinary activities before tax to cash generated from operations

	2006 £m	2005 £m
Profit on ordinary activities before tax	**1,590**	738
Non-cash movements:		
Net valuation gains on investment properties and investments		
Revaluation of properties	**(1,203)**	(550)
Revaluation of investments	**(92)**	(43)
Gains on investment property disposals and property derivatives	**(166)**	(16)
	(1,461)	(609)
Share of profits after tax of funds and joint ventures	**(311)**	(158)
Spreading of tenant incentives, guaranteed rent uplifts and letting fees	**(55)**	(38)
Impairment of goodwill	**240**	
Negative goodwill		(2)
Depreciation and amortisation	**11**	1
Share options, share awards and pension funding	**20**	8
	(1,556)	(798)
Changes to working capital and other cash movements:		
Net financing costs	**369**	326
Refinancing charges (as described in note 6)	**122**	180
Dividends received	**(16)**	
Share options, share awards and pension funding	**(6)**	
Decrease in trading properties		6
(Increase) decrease in debtors	**(9)**	1
(Decrease) increase in creditors	**(39)**	11
	421	524
Cash generated from operations	**455**	464

17. Share capital

	2006 m	2005 m
Actual shares in issue		
At 1 April 2005	**518**	488
Conversion of convertible bonds		30
Other issues	**1**	
At 31 March 2006	**519**	518
Adjustment for fully diluted (NAV basis)		
Dilution for share options	**6**	6
Fully diluted shares	**525**	524
Weighted average number of shares in issue for the year	519	509
Dilution for		
Convertible bonds to date of conversion		9
Share options	2	1
Fully diluted shares for the year	521	519

18. Dividend

The proposed final dividend of 11.8 pence per share, totalling £61m (2005: 10.9 pence per share, totalling £57m) was approved by the Board on 22 May 2006 and is payable on 18 August 2006 to shareholders on the register at the close of business on 21 July 2006.

The consolidated statement of changes in equity shows total dividends paid per share of 16.1p comprising the 2006 interim dividend of £27 million, representing 5.2 pence per share, that was paid on 17 February 2006, as well as the 2005 final dividend, that was paid on 19 August 2005.

19. Contingent liabilities

There were no contingent liabilities of the Parent for guarantees to third parties at 31 March 2006 (2005: £Nil).

TPP Investments Limited, a wholly owned ring-fenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £44m (2005: £44m) and recourse is only to the partnership assets.

Table A

Summary income statement based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It presents the results of the group, with funds and joint ventures consolidated on a line by line, ie proportional basis. The underlying profit before tax (£228m) and total profit after tax (£1,249m) are the same as presented in the financial statements.

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Gross rental income	**751**	630
Net rental income	**701**	585
Fees and other income	**51**	9
Administrative expenses	**(88)**	(53)
Net interest costs	**(436)**	(360)
Underlying profit before tax	**228**	181
Debt refinancing costs	**(122)**	(180)
Revaluation of properties and investments	**1,658**	753
Gains on property disposals	**182**	26
Amortisation of intangible asset	**(10)**	
Impairment of goodwill	**(240)**	
Profit on ordinary activities before tax	**1,696**	780
Tax (charge) credit relating to underlying profit	**(43)**	(42)
Other tax arising	**(404)**	(84)
	(447)	(126)
Profit for the year after taxation	**1,249**	654
Underlying earnings per share - diluted basis	**36 p**	27 p

The underlying earnings per share is calculated on pre tax profit of £228m (2005: £181m), tax attributable to underlying profits of £43m (2005: £42m) and fully diluted shares numbering 521m (2005: 519m).

Gross rental income excludes service charge receivable.

Table B

Pro-forma summary balance sheets based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It presents the composition of the EPRA net assets of the group, with share of funds and joint venture assets and liabilities incuded on a line by line ie proportional basis and assuming full dilution.

	2006 £m	2005 £m
Retail properties	8,775	6,879
Office properties	5,200	4,849
Other properties	439	779
Total properties	14,414	12,507
Other investments	250	153
Intangible assets	65	
Other net liabilities	(243)	(209)
Net debt	(6,684)	(6,538)
EPRA net assets	7,802	5,913
EPRA NAV per share	1,486 p	1,128 p

Calculation of EPRA NNNAV per share	2006 £m	2005 £m
EPRA net assets	7,802	5,913
Less:		
Deferred tax arising on revaluation movements	(1,530)	(963)
Mark-to-market on interest rate swaps	(33)	(24)
Mark-to-market on debt	(386)	(278)
Tax relief arising thereon	125	90
EPRA net net net asset value	5,978	4,738
EPRA NNNAV per share	1,139 p	904 p

Total property valuations including share of funds and joint ventures

	2006 £m	2005 £m
British Land Group	11,753	11,154
Share of funds and joint ventures		
Investment properties	2,651	1,321
Development properties		4
Trading properties at cost	4	25
Finance lease properties	7	8
External valuation surplus on trading properties	3	2
External valuation surplus on finance lease properties	4	4
Head lease liabilities	(8)	(11)
	2,661	1,353
Total property portfolio valuation	14,414	12,507

Table B

Pro-forma summary balance sheets based on proportional consolidation and assuming full dilution

	Group £m	Share of funds £m	Share of joint ventures £m	Deferred tax £m	Mark to market of interest rate swaps £m	Surplus on trading properties £m	Dilution effect of options £m	Head lease £m	**EPRA Net assets 2006 £m**	EPRA Net assets 2005 £m
ASSETS										
Total properties	11,714	1,225	1,429			74		(28)	**14,414**	12,507
Investment in funds and jvs	1,234	(645)	(589)							
Other investments	248								**248**	153
Intangible assets	65								**65**	
Other net liabilities	(1,652)	(105)	(191)	1,636			43	28	**(241)**	(209)
Net debt	(5,593)	(475)	(649)		33				**(6,684)**	(6,538)
Net assets	**6,016**			**1,636**	**33**	**74**	**43**		**7,802**	5,913
EPRA NAV per share									**1,486 p**	1,128 p

Detailed Consolidated Income Statement for the year ended 31 March 2006

Year ended 31 March 2005 £m		Note	Six months ended 30 September 2005 Underlying pre tax * £m	Six months ended 30 September 2005 Capital, tax and other £m	Three months ended 31 December 2005 Underlying pre tax * £m	Three months ended 31 December 2005 Capital, tax and other £m	Three months ended 31 March 2006 Underlying pre tax * £m	Three months ended 31 March 2006 Capital, tax and other £m	**Year ended 31 March 2006 £m**
604	**Gross rental and related income**	3	340		180		170		**690**
517	**Net rent and related income**	3	305		147		137		**589**
8	Fees and other income	4	9		25		16		**50**
	Amortisation of intangible asset	11		(3)		(3)		(4)	**(10)**
158	Funds and joint ventures (see also below)	9	14	66	11	129	14	77	**311**
(49)	Administrative expenses		(36)		(18)		(27)		**(81)**
610	Net valuation gains (includes profits on disposals)	5		596		420		446	**1,462**
	Goodwill impairment	11						(240)	**(240)**
	Net financing costs								
28	financing income		35		26		(11)		**50**
(354)	financing expenses		(225)		(120)		(74)		**(419)**
(180)	refinancing charges						(122)		**(122)**
(506)		6	(190)		(94)		(207)		**(491)**
738	**Profit on ordinary activities before taxation**		102	659	71	546	(67)	279	**1,590**
	Taxation credit (expense)								
46	current			(11)		3		1	**(7)**
(130)	deferred			(135)		(112)		(87)	**(334)**
(84)		7		(146)		(109)		(86)	**(341)**
654	**Profit for the period after taxation attributable to shareholders of the company**			615		508		126	**1,249**
27 p	Earnings per share: underlying *	2		15 p		12 p		9 p	**36 p**

	Share of results of funds and joint ventures								
31	Operating profit pre-tax		14		11		14		39
169	Net valuation gains on property and investments			82		184		112	378
(10)	Current tax			(4)		(4)		(1)	(9)
(32)	Deferred tax			(12)		(51)		(34)	(97)
158		9	14	66	11	129	14	77	311

* As defined in note 2

The British Land Company PLC

15 August 2006

THE BRITISH LAND COMPANY PLC

FIRST QUARTER REPORT – TO 30 JUNE 2006

Highlights

- **Net Asset Value[1] per share up 7.1% (106 pence) in three months to 1592 pence**
  - EPRA Net Assets[1] £8.4 billion
  - Net Assets £6.5 billion
- **Underlying pre-tax profit[2] £73 million, up 33% on Q4**
  - Headline pre-tax profit[3] £522 million
  - Profit on ordinary activities before tax £500 million
- **Underlying earnings per share[2] 11 pence**
  - Headline earnings per share 80 pence
- **Portfolio valuation increase of 3.5% for the quarter**
  - Comparable with IPD data
  - Valuation uplift led by London Offices and Retail Warehouse parks
- **Properties owned or managed £19.4 billion**
- **Activity levels remain high**
  - 3.5 million sq ft London Office development projects progressing well - on time and on budget
  - First £50 per sq ft headline new letting in Broadgate this cycle
  - Over £500 million (gross) value enhancing disposals announced since March 2006 (£68 million in quarter), with more to come
  - Attractive acquisitions of retail warehouses in UK & Europe
  - £1 billion debenture refinancing announced, reducing future interest expense
  - Board succession plans announced at AGM on 14 July 2006
  - On track for REIT conversion in January 2007

Sir John Ritblat, Chairman comments:

"The year has started well for both British Land and the property markets. We continue to be active on both sides of the balance sheet and remain confident of our prospects. These results again highlight the appeal of our business model, built on the bedrock of growing rental income of exceptional quality and security from our outstanding portfolio - features that bode well for the future and for the REIT format."

[1] EPRA (European Public Real Estate Association) basis – Note 2
[2] see Note 2 to the accounts
[3] with proportional consolidation of Funds and Joint Ventures – Table A
Prior periods have not been restated/revalued on a quarterly basis, hence comparative data will only be available from December 2006

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England - Established in 1856

Review by the Chief Executive, Stephen Hester

We are pleased to be reporting another strong quarter. This was characterised by good financial results and continued high levels of activity to reinforce our business positioning and growth prospects.

Markets

Real estate markets are still showing robust performance, again dominated by yield shift. Although it remains our forecast that this will slow markedly, good money will still be made by those best positioned to exploit sectoral trends and work development and other assets hard.

Greater sectoral differentiation is evident this quarter as Office yields – particularly in London – continue their sharp downward movement in anticipation of cyclical acceleration of rental growth. Retail property returns, while still strong, are slowing after their outperformance of recent years. The underlying occupational markets show largely unchanged trends versus previous quarters. London office vacancy rates continue to tighten resulting in rental growth and reduction of letting incentives which are now clearly evident. British Land's strong development programme remains well placed to profit from this cycle. The retailing occupancy picture is more differentiated. While showing growth overall, the market reflects the mixed fortunes of specific retailers/locations. This underlines the positioning benefit of our sub-sector focus on Open A1 retail warehousing and our growing portfolio of fixed rental uplift leases.

REITs Update

We announced in May the intention to convert to REIT status assuming satisfactory passage of the relevant regulatory changes. Royal Assent was duly received to the Finance Bill on 19 July and we are well on course for a target January 2007 conversion, though this is subject to publication of further detailed regulations in time and a fourth quarter EGM (date to be confirmed later in the year). Meanwhile we are engaged in sorting through aspects of internal structuring and detailed property strategy to ensure we make the most effective use of REIT status.

Portfolio Reshaping

We continue to improve the already good risk adjusted returns and associated growth prospects for our assets through sales and purchases, while having regard for the REITs timetable in considering strategy, structure and timing. This activity also increases focus on our primary areas of competitive advantage in London Offices and Open A1 out of town retail.

Following on from some £2.0 billion of assets acquired and £2.2 billion sold in 2005/6, we have bought or sold over £1 billion of property since March 2006, with more to come.

The tables below set out activity during the first quarter and in the year to date.

Sales	Price £m	BL Share £m	Gain %[1]
3 months to 30 June 2006			
B&Q Warehouse, Stockton-on-Tees	29	29	0.5
4 High Street Shops	15	14	8.6
Others	24	14	27.5
	68	**57**	**8.1**
Since 30 June 2006 (exchanged/completed)			
Weston Favell Shopping Centre, Northampton[2]	122	61	22.0
Plumtree Court, EC4[3]	120	43	18.8
51 Eastcheap, EC3	55	55	7.1
2-12 & 20-21 Cornwall Terrace, Regent's Park, NW1	50	50	59.8
4 Retail Warehouses	43	33	9.2
4 High Street Shops	26	26	5.6
Orchard Brae House, Edinburgh	24	24	9.1
Others	1	1	2.2
	441	**293**	**18.9**
Total	**509**	**350**	**17.0**

[1] sale price above latest year end valuation (March 2006)
[2] Tesco British Land Property Partnership
[3] City of London Office Unit Trust (CLOUT)

Purchases	Price £m	BL Share £m
3 months to 30 June 2006		
50% share of Puerto Venecia Retail Park, Zaragoza[1]	69	69
2 B&Q Warehouses	32	23
Others	29	23
	130	**115**
Since 30 June 2006 (exchanged/completed)		
50% share of BL Davidson	363	363
7 B&Q Warehouses	198	198
5 Retail Parks in Europe[2]	88	30
Giltbrook Retail Park, Nottingham	35	35
66 Wilson Street, EC2	6	6
	690	**632**
Total	**820**	**747**

[1] purchase of 50% interest from and joint venture development agreement with Copcisa Corp (a Spanish construction company) and private investors
[2] PREF – three parks in Portugal, one in Madrid and one in Belgium

The tables also show the continued tightening of our sectoral focus with more exits from high street retail and provincial offices whilst recycling our capital within 'advantaged sectors' to reinforce our leadership positions and improve growth prospects.

In London Offices expansion lies primarily through our development programme with the strong investment market providing good opportunities to exit properties with riskier growth profiles. In addition to the sale of the final investment held by CLOUT at Plumtree Court, EC4 for £120 million, we have just exchanged contracts for the disposal of the offices at 51 Eastcheap, EC3 for £55 million.

In Retail, we are focused on three themes:

- improving our Open A1 retail warehouse profile through sales of bulky goods parks or slower growth assets and reinvestment in those Open A1 parks where we see good rental growth continuing
- repositioning the in town retail portfolio through disposals, selective acquisitions and continuing asset management to take advantage of ongoing retailer requirements for larger floor plates at lower occupancy costs
- increasing our European retail out of town portfolio via the PREF Fund and our major development JV in Zaragoza, Spain.

Across the sectors we are also selectively increasing our holdings of long, fixed uplift or indexed leases, offering assured real returns which we expect to be more sought after as yield shift slows.

In April 2006, British Land acquired for £33 million additional units in the Hercules Unit Trust (HUT), which owns the largest specialist UK retail park portfolio at £3.3 billion, increasing our ownership of the Fund from 34.6% to 36.3%.

Pro-active Asset Management

Across the business, the process of adding value to our real estate holdings continues, driven by our focus on customer needs and service.

In Out of Town retail, we have built a market leading portfolio and are thereby benefiting from deeper relationships with our customers. We have continued to create value through customer focus, implementing a wide range of letting, tenancy changes, lease restructurings, planning improvements and scheme refurbishments.

During the quarter, in our owned and managed retail warehouse portfolio we have undertaken 33 new lettings comprising 214,700 sq ft, including at the Kingston Centre, Milton Keynes where new top rents of up to £45 per sq ft have been achieved on lettings to Lilley and Skinner and Blacks Leisure Group. Also at Westside Retail Park, Guiseley we have let 5,000 sq ft to Carpetright at £25 per sq ft, an increase of over 50% on the previous rent for this unit and contributing to a 11% capital uplift on this scheme over the quarter.

At Springfield Retail Park, Elgin we achieved an Open A1 planning consent for an existing 30,000 sq ft terrace which previously had a bulky goods consent, and have planning consent to improve the remainder of the scheme (97,500 sq ft).

We have been working with bulky goods occupiers to relet Open A1 space at higher rents. Units formerly occupied by PC World and Currys at the Deepdale Shopping Park, Preston have been redeveloped to provide 50,000 sq ft which has now been let to Marks & Spencer, New Look, Mamas & Papas, Carphone Warehouse and Clarks, all due to open in Autumn 2006.

Works are progressing well at the Great Malvern Retail Park to relocate Focus, enabling lettings to Marks & Spencer and New Look, 20,000 sq ft and 10,000 sq ft respectively. The New Look letting has now exchanged at £33.40 per sq ft, an increase of 28% above the previous rent.

At Broughton Shopping Park, Chester, Monsoon, River Island, Pavers and Game have all taken new units and New Look has doubled the size of its existing store, firmly establishing the scheme as a fashion destination. These lettings follow on from the planning permission to build a 200,000 sq ft extension, including a 90,000 sq ft Marks & Spencer store.

In the Superstores portfolio, we have again made good progress with rent reviews and since 30 June 2006 achieved a significant rent review determination on the Sainsbury's store at Chiswick (75,600 sq ft). The arbitrator's award was £30 per sq ft as a base rent which equated to £33 per sq ft after adjustment for fixtures and fittings. This represented a 42% increase above the previous passing rent of £21.05 per sq ft which, while in line with our own rent expectations, exceeded by over 20% the external valuer's estimated rental value at the review date.

In London, our first-class office development programme is accelerating and, we believe, well timed. In the West End, construction of York House will complete in the third quarter, on time and on budget, part of which we will occupy as our new head office. Although we have not yet formally marketed space in the building, tenant interest is already very encouraging.

We expect to be on site with the next phase of Regent's Place (490,000 sq ft net) in early 2007 allowing this major development prospect to move forward on a timely basis. On this estate we have completed two regears to extend lease terms by an average of seven years on over 90,000 sq ft of office accommodation let to JP Morgan Chase Bank and BT. At 338 Euston Road we have recently accepted a surrender of 12,700 sq ft which is being marketed in anticipation of benefiting from improved demand and rental growth in the West End, and to establish new rental levels at Regent's Place which is otherwise fully let.

In the City, our development at 51 Lime Street (475,000 sq ft) pre-let to Willis is on track for completion early next year and will create a new City landmark. The Ludgate development of 127,000 sq ft will also complete in 2007. Our 822,000 sq ft development at 201 Bishopsgate/Broadgate Tower is now going up for delivery in 2008. Work on the Basinghall and Coleman Street (pre-let & forward sold) developments within CLOUT also continue to plan. At Ropemaker Place (548,000 sq ft) enabling works have commenced for building completion mid 2009. Design work is progressing on the Leadenhall Building (601,000 sq ft) to facilitate demolition of the existing building at the beginning of 2007 for delivery in 2010.

Also in the City, we have completed two lettings at Plantation Place South and 10 Exchange Square at rental levels and terms that reflect the growing improvement in the City occupational market. Broadgate, the pre-eminent location in the City for financial and professional services, is experiencing increased demand and falling availability. As a result at 10 Exchange Square we have now achieved a headline rent of £50 per sq ft with a reduced rent free period; 10 Exchange Square is now 90% let. Similarly we have let another 28,000 sq ft at Plantation Place South and are encouraged by demand, with quoting rents on the remaining 86,600 sq ft increased to £49.50 per sq ft.

Valuation

The table below shows the principal valuation movements for the three month period to 30 June 2006.

The 3.5% portfolio uplift for the quarter was comparable with that reported by the IPD statistics for the same period (3.6%). Contributing to this was like for like growth in rental value (ERV) for the portfolio ahead of the market at 1.3%, driven by a 2.7% increase in office ERV, and yield shift. The net equivalent yield (including purchasers' costs) on the portfolio has tightened by 11 bps to 4.8% during the three months on a like for like basis.

The main sector drivers of the valuation increase over the quarter were:

- London offices (including developments) at 35% of the portfolio rose by 5.0%, driven by yield shift and improvements in market rental values.
- Retail warehouse parks at 22% of the portfolio, up 3.6% led by further yield compression and rental growth on Open A1 parks. The HUT Trust return was 11.5% for the first six months of its calendar year, 9.0% ungeared, compared to the IPD Quarterly Retail Warehouse benchmark (excluding HUT) of 8.6%.

Vacancy rates remain very low.

Valuation by Sector	Group £m	Funds/JVs[1] £m	Total £m	Portfolio %	Uplift[2] %
Retail					
Retail warehouses	1,624	1,753	3,377	22.3	3.6
Superstores	1,545	262	1,807	11.9	2.3
Shopping centres[3]	2,173	532	2,705	17.9	2.8
Department Stores	776	145	921	6.1	2.3
High street	329	36	365	2.4	1.2
All retail	**6,447**	**2,728**	**9,175**	**60.6**	**2.9**
Offices					
City[4]	3,668	43	3,711	24.5	4.8
West End[5]	671	44	715	4.7	4.0
Business parks & provincial	171	7	178	1.2	0.3
Development	910	1	911	6.0	6.4
All offices	**5,420**	**95**	**5,515**	**36.4**	**4.8**
Industrial, distribution, leisure, other	397	64	461	3.0	1.1
Total[6]	**12,264**	**2,887**	**15,151**	**100.0**	**3.5**

[1] Group's share of properties in Funds and Joint Ventures

[2] increase in value for three months, includes valuation movement in developments, purchases and capital expenditure, and excludes sales

[3] Meadowhall valuation up 2.6% to £1,600 million (up 3.2% pre cap-ex); ERV £82.3 million; net equivalent yield 4.65% (true equivalent yield 4.8%)

[4] Broadgate valuation up 4.2% to £3,363 million; headline ERV range £37.50 - £50.00 per sq ft (average headline ERV has risen 3.8% to £41.90 psf); net initial yield 5.10% (assuming top up of rent free periods and guaranteed minimum uplifts to first review)

[5] Regent's Place valuation up 3.0% to £597 million; headline ERV range £23.50 - £45.00 per sq ft; net initial yield 4.95% (assuming top up of rent free periods and guaranteed minimum uplifts to first review)

[6] annualised net rents £628 million (excluding developments) (net rental income under IFRS differs from annualised net rents which are cash based, due to accounting items such as spreading lease incentives and contracted future rental uplifts, as well as direct property costs); portfolio current yield (gross to British Land, without deduction of purchaser's costs) 4.4%; current yield adding back rent frees 4.7%; reversionary yield (gross, five years) 5.2%

Balance Sheet

Total properties as at 30 June 2006 were £15.2 billion, £19.4 billion including assets under management.

EPRA net assets rose in the quarter by 7.3% (£570 million) to £8.4 billion (balance sheet net assets £6.5 billion after deducting, inter alia, contingent capital gains tax). EPRA NAV per share was up 7.1% to 1592 pence (31 March 2006: 1486 pence) and NNNAV (triple net) up 8.5% to 1236 pence (31 March 2006: 1139 pence).

Gearing fell as a result of asset sales and valuation growth. The Loan to Value ratio was 40% (44% proportionally consolidated). In the current quarter, gearing will be affected (inter alia) by revaluation movements, the proceeds of sales, acquisition and development expenditure, payment of the final dividend and the charge to be incurred on the £1 billion debenture refinancing (see below).

Income Statement

Gross rental and related income for the quarter was £155 million. Gross rental income proportionally consolidated was £176 million. Other income, principally Fund Management fees and investment income in the quarter was £24 million mainly due to receipt of an £18 million dividend from Songbird Estates (such dividends are not declared on a regular basis). Fee income (third party) from the Unit Trusts was £4 million. The performance fee element (£2 million booked in the quarter) is comparatively volatile and for calendar 2006 will be finalised in the fourth quarter after the benchmark is published.

Net financing costs for the quarter were £75 million for the Group - £92 million proportionally consolidated. Interest cover improved from the previous period with underlying profits before interest and tax representing 1.8 times the net interest charge, reflecting the Songbird dividend and lower gearing and administrative expenses. The average interest rate for the Group was 5.7% as at 30 June 2006. This rate is expected to fall by approximately 30 bps to 5.4% as a result of the £1 billion debenture refinancing announced last month. The transaction is expected to reduce annual interest costs by up to £11 million, with an exceptional financing charge estimated at £250 million to be taken in the current quarter. The actual figures will depend on the percentage of debenture holders electing to recoupon and market rates at completion.

Underlying pre-tax profits for the quarter were £73 million boosted by the Songbird dividend (excluding this item underlying pre-tax profits would be some £55 million). On a headline basis, pre-tax profits (proportionally consolidated) were £522 million for the quarter including £455 million of unrealised valuation and disposal gains.

Headline earnings per share were 80 pence. Underlying earnings per share were 11 pence. The Songbird dividend is not taxable, so the overall tax rate on underlying profits is 19% for the quarter.

A proportionally consolidated income statement and balance sheet have been prepared and attached as Table A to view the results of British Land's interests in Funds and Joint Ventures on a 'look through' basis.

Consolidated Income Statement for the three month period ended 30 June 2006

Year ended 31 March 2006 Restated + £m		Note	Three months ended 30 June 2006 Unaudited: Underlying pre tax * £m	Capital, tax and other £m	Total £m
690	**Gross rental and related income**	3	155		155
589	**Net rent and related income**	3	136		136
50	Fees and other income	4	24		24
(10)	Amortisation of intangible asset			(4)	(4)
311	Funds and joint ventures (see also below)	7	9	69	78
(81)	Administrative expenses		(21)		(21)
1,370	Net valuation gains (includes profits on disposals)	5		362	362
(240)	Goodwill impairment				
	Net financing costs				
50	financing income		31		31
(419)	financing charges		(106)		(106)
(122)	refinancing charges				
(491)			(75)		(75)
1,498	**Profit on ordinary activities before taxation**		73	427	500
	Taxation (expense) credit				
(7)	current			(5)	(5)
(307)	deferred			(80)	(80)
(314)		6			(85)
1,184	**Profit for the period after taxation attributable to shareholders of the Company**				415
228 p	Earnings per share: basic	2			80 p
227 p	diluted	2			80 p
	Share of results of funds and joint ventures				
39	Underlying profit pre-tax	7	9		9
378	Net valuation gains (includes profits on disposals)	7		93	93
	Goodwill impairment	7		(2)	(2)
(9)	Current tax	7		(2)	(2)
(97)	Deferred tax	7		(20)	(20)
311			9	69	78

+ As described in note 1.
* As defined in note 2.

Consolidated Balance Sheet as at 30 June 2006

	Note	30 June 2006 Unaudited £m	31 March 2006 Restated + £m
Assets			
Non-current assets			
Investment properties	8	**11,492**	11,081
Development properties	8	**693**	597
		12,185	11,678
Other non-current assets			
Investments in funds and joint ventures	7	**1,402**	1,234
Other investments		**247**	248
Intangible assets		**61**	65
		13,895	13,225
Current assets			
Trading properties (at cost)	8	**36**	36
Debtors		**111**	118
Cash and short-term deposits	9	**204**	133
		351	287
Total assets		**14,246**	13,512
Liabilities			
Current liabilities			
Short-term borrowings and overdrafts	9	**(124)**	(129)
Creditors		**(456)**	(417)
		(580)	(546)
Non-current liabilities			
Debentures and loans	9	**(5,682)**	(5,575)
Other non-current liabilities		**(38)**	(44)
Deferred tax liabilities		**(1,447)**	(1,331)
		(7,167)	(6,950)
Total liabilities		**(7,747)**	(7,496)
Net assets		**6,499**	6,016
Equity			
Share capital		**130**	130
Share premium		**1,253**	1,253
Other reserves		**243**	176
Retained earnings		**4,873**	4,457
Total equity attributable to shareholders of the Company		**6,499**	6,016
EPRA NAV per share:	2	**1592 p**	1486 p

(The EPRA Net Asset Value (NAV) per share includes the external valuation surplus on trading properties but excludes the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances, calculated on a fully diluted basis.)

+ As described in note 1.

Consolidated Cash Flow Statement for the three month period ended 30 June 2006

Year ended 31 March 2006 Audited £m		Note	Three months ended 30 June 2006 Unaudited £m
455	**Cash generated from operations**	10	**127**
(392)	Interest paid		**(58)**
13	Interest received		**4**
(10)	UK corporation tax received (paid)		**9**
(3)	Foreign tax paid		
25	Dividends received: funds and joint ventures		**16**
16	other investments		**18**
104	**Net cash inflow from operating activities**		**116**
	Cash flows from investing activities		
	Purchase of investment properties		
(402)	and development expenditure		**(123)**
1,889	Sale of investment properties		**46**
(8)	Foreign tax paid on property sales		
(3)	Purchase of investments		
(21)	Investment in and loans to funds and joint ventures		**(98)**
277	Capital distributions received from funds and joint ventures		**5**
69	Amounts repaid by funds and joint ventures		
(815)	Purchase of subsidiary companies (net of cash acquired)		
986	**Net cash (outflow) inflow from investing activities**		**(170)**
	Cash flows from financing activities		
4	Issue of ordinary shares		
(10)	Purchase of ESOP shares		**(4)**
(84)	Dividends paid		
753	Issue of BL Superstores Finance PLC securitised debt		
(705)	Redemption of BLSSP (Funding) PLC securitised debt		
(398)	Repayment of debt acquired with subsidiary companies		
(669)	Increase (decrease) in bank and other borrowings		**130**
(1,109)	**Net cash inflow (outflow) from financing activities**		**126**
(19)	Net increase (decrease) in cash and cash equivalents		**72**
147	Cash and cash equivalents at 1 April 2006		**128**
128	**Cash and cash equivalents at 30 June 2006**		**200**
	Cash and cash equivalents consists of:		
133	Cash and short-term deposits		**204**
(5)	Overdrafts		**(4)**
128			**200**

Consolidated statement of changes in equity (unaudited)

for the three month period ended 30 June 2006

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Total £m
At 1 April 2006 - as previously published	130	1,253	79	4,554	6,016
Restatement (note 1)			97	(97)	
Restated position at 1 April 2006	130	1,253	176	4,457	6,016
Profit for the period after taxation				415	415
Revaluation of development properties			48		48
Gains (losses) on cash flow hedges					
- group			34		34
- funds and joint ventures			6		6
Actuarial gain on pension scheme				3	3
Tax on items taken direct to equity			(33)		(33)
Net income recognised directly in equity			55	3	58
Transferred to the income statement					
Foreign currency derivatives			10		10
Cash flow hedges			2		2
Total recognised income and expense for the period			67	418	485
Purchase of ESOP shares				(4)	(4)
Share option awards				2	2
At 30 June 2006	**130**	**1,253**	**243**	**4,873**	**6,499**

Notes to the accounts (unaudited)

1. Basis of preparation

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The full accounts for the year ended 31 March 2006, which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union and which received an unqualified report from the auditors, and did not contain a statement under s237 (2) or (3) of the Companies Act 1985, have been filed with the Registrar of Companies.

The current period financial information presented in this document is unaudited. It has been prepared using accounting policies consistent with IFRS and the accounting policies set out in the Group's audited results for the year ended 31 March 2006, consistently applied in all material respects, with the exception that following an amendment to IAS 39 the surplus or deficit arising on the revaluation of other investments is now taken to equity rather than recognised directly in the income statement. This change has no impact on the group's net assets and the comparative income statement has been restated on a consistent basis.

This is the first quarterly report for the three months ended 30 June prepared by British Land. A retrospective valuation was not carried out at 30 June 2005, due to the additional costs and limited benefits involved; accordingly, restated IFRS comparatives at 30 June 2005 are not presented.

The quarterly financial information was approved by the Board on 14 August 2006.

2. Performance measures

Earnings per share (diluted)	3 months ended 30 June 2006 Earnings £m	Pence per share	Year ended 31 March 2006 Earnings £m	Pence per share
Underlying pre-tax profit - income statement	**73**		228	
Tax charge relating to underlying profit	**(14)**		(43)	
Underlying earnings per share	**59**	**11 p**	185	36 p
Debt refinancings (net of tax)			(85)	
Prior year tax movements	**1**		8	
Other items, including property trading profits	**3**		(1)	
EPRA earnings per share	**63**	**12 p**	107	21 p
Profit for the period after taxation (prior year restated)	**415**	**80 p**	1,184	227 p

The European Public Real Estate Association (EPRA) issued Best Practices Policy Recommendations in January 2006, which gives guidelines for earnings and net asset value performance measures. The **EPRA earnings measure** excludes gains on property disposals and investment revaluations and their related taxation, intangible asset movements and the capital allowance effects of IAS 12 where applicable, less taxation arising on these items.

Underlying earnings consists of the EPRA earnings measure, with additional company adjustments. Adjustments have been made to exclude profits from property trading and to reverse the effects of the prior year refinancing charges (£85m) and prior year tax items.

The weighted average number of shares in issue for the period was: basic: 519m (year ended 31 March 2006: 519m); diluted: 522m (year ended 31 March 2006: 521m). Basic earnings per share (undiluted) for the period were 80p (year ended 31 March 2006: 228p).

Net asset value (NAV)	30 June 2006 £m	31 March 2006 £m
Balance sheet net assets	**6,499**	6,016
Deferred tax arising on revaluation movements, capital allowances and derivatives	**1,765**	1,636
Mark to market on interest rate swaps	**(22)**	33
Surplus arising on trading properties	**77**	74
Dilution effect - options	**53**	43
EPRA NAV	**8,372**	7,802
EPRA NAV per share	**1592 p**	1486 p

The **EPRA NAV per share** includes the external valuation surplus on trading properties but excludes the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances, calculated on a fully diluted basis.

At 30 June 2006, the number of shares and potential shares in issue (on a fully diluted basis) was 526m (31 March 2006: 525m).

Total return per share of 7.1% represents the growth per share in diluted EPRA NAV (106p). Total return per share for the year ended 31 March 2006 was 34.6% (excluding refinancing charges).

3. Gross and net rental income

Year ended 31 March 2006 £m		Three months ended 30 June 2006 £m
571	Rent receivable	**129**
54	Spreading of tenant incentives and guaranteed rent increases	**11**
10	Surrender premiums	**5**
55	Service charge income	**10**
690	**Gross rental and related income**	**155**
(57)	Service charge expense	**(11)**
(44)	Property operating expenses	**(8)**
589	**Net rental and related income**	**136**

4. Fees and other income

Year ended 31 March 2006 £m		Three months ended 30 June 2006 £m
29	Performance and management fees	**4**
16	Dividend received from Songbird Estates PLC	**18**
5	Other fees and commission	**2**
50		**24**

5. Net revaluation gains on property and investments

Year ended 31 March 2006 Restated £m		Three months ended 30 June 2006 £m
	In income statement	
1,203	Revaluation of properties	**362**
167	Gains on property disposals	
1,370		**362**
378	Share of profits of funds and joint ventures (note 7)	**93**
1,748		**455**
	In consolidated statement of changes in equity	
92	Revaluation of investments	
102	Revaluation of development properties	**48**
1,942		**503**

6. Taxation

Year ended 31 March 2006 Restated £m		Three months ended 30 June 2006 £m
	Tax charge	
	Current tax	
(3)	UK corporation tax (30%)	**4**
11	Foreign tax	**1**
8		**5**
(1)	Adjustments in respect of prior years	
7	Total current tax charge (credit)	**5**
307	Deferred tax on income and revaluations	**80**
314	**Group total taxation (net)**	**85**
106	Attributable to funds and joint ventures	**22**
420	Total taxation	**107**

Tax attributable to underlying profits for the three month period ended 30 June 2006 is £14m (year ended 31 March 2006: £43m).

7. Funds and Joint Ventures

British Land's share of profits of funds and joint ventures

Year ended 31 March 2006 £m		Three months ended 30 June 2006 £m
123	**Gross rental income**	**31**
112	Net rental income	**28**
(6)	Other income and expenditure	**(2)**
(67)	Net financing costs	**(17)**
39	**Underlying profit before taxation**	**9**
378	Net valuation gains on property and investments (includes profits on disposals)	**93**
	Goodwill impairment	**(2)**
417	Profit on ordinary activities before taxation	**100**
(9)	Current tax	**(2)**
(97)	Deferred tax	**(20)**
311	**Profit on ordinary activities after taxation**	**78**

Summary of British Land's share of investments in funds and joint ventures at 30 June 2006

	Underlying profits £m	Gross assets £m	Gross liabilities £m	Net investment £m
Share of funds	4	1,411	(709)	702
Share of joint ventures	5	1,706	(1,006)	700
Total share of investments	**9**	**3,117**	**(1,715)**	**1,402**

The total investment in joint ventures is £747m, which also incorporates £47m being City of London Office Unit Trust (CLOUT) and its associated ventures, which is included within share of funds.

8. Investment, development and trading properties

Investment, development and trading properties were valued on the basis of open market value, supported by market evidence, in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors.

	30 June 2006 £m	31 March 2006 £m
Investment properties	11,492	11,081
Development properties	693	597
Trading properties at cost	36	36
Carrying value of properties on balance sheet	12,221	11,714
External valuation surplus on trading properties	69	67
Head lease liabilities	(26)	(28)
Total British Land Group property portfolio valuation	12,264	11,753
Share of funds and joint ventures		
Investment properties	2,798	2,651
Development properties	78	
Trading properties at cost	4	4
Finance lease properties	7	7
External valuation surplus on trading properties	3	3
External valuation surplus on finance lease properties	5	4
Head lease liabilities	(8)	(8)
	2,887	2,661
Total property portfolio valuation	15,151	14,414

Group properties valued at £7,981m (31 March 2006: £7,709m) were subject to a security interest and other properties of non-recourse companies amounted to £185m (31 March 2006: £196m).

9. Net Debt

	30 June 2006 £m	31 March 2006 £m
Securitisations	3,663	3,683
Debentures	784	785
Bank loans and overdrafts	1,183	1,049
Other bonds and loan notes	176	187
Gross debt (includes £124m due within one year at 30 June 2006; 31 March 2006: £129m)	5,806	5,704
Interest rate derivatives (liabilities)	39	48
Interest rate derivatives (assets)	(36)	(26)
	5,809	5,726
Cash and short-term deposits	(204)	(133)
Net debt	5,605	5,593

On 21 July 2006 British Land announced its intention to restructure its existing Group debentures to create a multi-tranche £1 billion debenture with a common security pool and covenants.

10. Reconciliation of profit on ordinary activities before tax to cash generated from operations

Year ended 31 March 2006 Restated £m		Three months ended 30 June 2006 £m
1,498	Profit on ordinary activities before tax	**500**
11	Depreciation and amortisation	**4**
(1,369)	Net valuation gains on investment properties and investments	**(362)**
(311)	Share of profits after tax of funds and joint ventures	**(78)**
369	Net financing costs	**75**
122	Refinancing charges	
135	Other cash flow items	**(12)**
455	**Cash generated from operations**	**127**

Table A

Summary income statement based on proportional consolidation for the three month period ended 30 June 2006

The following pro forma information is unaudited and does not form part of the consolidated primary statements or the notes thereto. It presents the results of the Group, with funds and joint ventures consolidated on a line by line, i.e. proportional basis. The underlying profit before tax (£73m) and total profit after tax (£415m) are the same as presented in the financial statements.

Year ended 31 March 2006 Restated £m		**Three months ended 30 June 2006 £m**
751	**Gross rental income**	**176**
701	**Net rental income**	**164**
51	Fees and other income	**24**
(88)	Administrative expenses	**(23)**
(436)	Net interest costs	**(92)**
228	**Underlying profit before tax**	**73**
(122)	Debt refinancing costs	
1,566	Net valuation gains	**452**
182	Gains on property disposals	**3**
(10)	Amortisation of intangible asset	**(4)**
(240)	Impairment of goodwill	**(2)**
1,604	**Profit on ordinary activities before tax**	**522**
(43)	Tax charge relating to underlying profit	**(14)**
(377)	Other taxation (mainly deferred tax on revaluations)	**(93)**
(420)		**(107)**
1,184	**Profit for the period after taxation**	**415**
36 p	**Underlying earnings per share - diluted basis**	**11 p**

The underlying earnings per share is calculated on underlying pre-tax profit of £73m (year ended 31 March 2006: £228m), tax attributable to underlying profits of £14m (year ended 31 March 2006: £43m) and fully diluted shares numbering 522m (year ended 31 March 2006: 521m). Gross rental income excludes service charge receivable.

Table A (continued)

Pro forma summary balance sheets based on proportional consolidation

The following pro forma information is unaudited and does not form part of the consolidated primary statements or the notes thereto. It presents the composition of the EPRA net assets of the Group, with share of funds and joint venture assets and liabilities included on a line by line, i.e. proportional basis and assuming full dilution.

	30 June 2006 £m	31 March 2006 £m
Retail properties	**9,174**	8,775
Office properties	**5,515**	5,200
Other properties	**462**	439
Total properties	**15,151**	14,414
Other investments	**248**	250
Intangible assets	**61**	65
Other net liabilities	**(299)**	(243)
Net debt	**(6,789)**	(6,684)
EPRA NAV	**8,372**	7,802
EPRA NAV per share	**1592 p**	1486 p

Calculation of EPRA NNNAV per share

	30 June 2006 £m	31 March 2006 £m
EPRA net assets	**8,372**	7,802
Deferred tax arising on revaluation movements	**(1,670)**	(1,530)
Mark-to-market on interest rate swaps	**22**	(33)
Mark-to-market on debt	**(313)**	(386)
Tax relief arising thereon	**88**	125
EPRA NNNAV	**6,499**	5,978
EPRA NNNAV per share	**1236 p**	1139 p

EPRA NNNAV is the EPRA NAV less fair value adjustments for debt and derivatives and the deferred taxation on revaluations and capital allowances.

British Land
Interim Statement
2005



The British Land Company PLC

Highlights

Underlying profit before tax
Six months ended 30 September


£m
120
100
80
60
40
20
0
102
2001‡
2002‡
2003‡
2004
2005

Adjusted net asset value per share
As at 30 September


pence
1400
1200
1000
800
600
400
200
0
1256
2001‡
2002‡
2003‡
2004
2005

Interim dividend per share
Six months ended 30 September


pence
6
5
4
3
2
1
0
5.2
2001
2002
2003
2004
2005

Underlying profit before tax† up 42% to £102 million for the six month period

Adjusted net asset value* per share increased 11.3% to 1256 pence

Interim dividend up 8.3% to 5.2 pence per share

Net rental income+ increased by 30% to £351 million for the six month period

Underlying earnings per share* up 32% to 15.4 pence

(up 48% on restated* basis); unadjusted diluted earnings per share 118.3 pence, up 65%

Properties owned and managed up 32% to £18.3 billion

Total return for the six months 12.3%

† Note 2
* adjusted, diluted - Notes 8, 19
\+ includes share of Funds and Joint Ventures Table A Note 8
‡ 2001, 2002 and 2003 are as reported under UK GAAP and have not been restated under IFRS

Front cover
Safe hands – *England's historic Ashes victory over Australia was particularly pleasing to British Land. We are enthusiastic supporters of Capital Kids Cricket, which does much to encourage children living in inner London to enjoy the game. Whether in sport, business or any other activity, we believe success comes through doing the simple things consistently well.*

Discriminating investors now see the case for a more appropriate property weighting as it again becomes established as an asset class of choice.

British Land now has over £18 billion of assets owned and under management, and an annualised gross income of some £700 million. In the half-year just ended we have been comprehensively engaged in all the principal activities of a property company – buying, building, leasing and selling – with a multitude of asset-enhancing initiatives and financing as well.

Our excellent half-year results are set out in this Report. I am very pleased that they more than justify continuation of our longstanding growth in dividends at market leading rates – and with plenty of room to spare! The interim dividend is increasing by 8.3% to 5.2p per share.

Growth

British Land's focus has always been on generating growth with security. Our six months total return of 12.3%, coming after the pre-exceptional 22.1% total return for the year to 31 March 2005, reflects the effective operation of the Company's long-term base model, which unites property of quality with managed gearing. We continually refine our portfolio, as a vibrant business should, and we now manage over 36 million sq ft of space.

We welcome our new Pillar colleagues and the new Fund Management activity they have brought to augment our own asset team, together with substantial holdings in retail warehouses. We have long been accustomed to managing joint ventures in partnership with, for example, Tesco and House of Fraser. Pillar's business is a logical extension of our existing activity in looking after property for others while retaining up to a 50% stake ourselves, so that our interests are aligned with our partners and we share in the growth we achieve.

Development

Our development programme extends to over six million sq ft and is focused on London. Both 51 Lime Street, EC3, the new headquarters building for Willis Group, and the York Building, W1, which will be available for letting, are already well advanced in construction. Going forward, our programme includes 201 Bishopsgate, EC2; 122 Leadenhall Street, EC3; and Ludgate West, EC4. In the West End of London we aim to add over one million sq ft to the major redevelopment of the 14 acre Regent's Place Estate.

Looking forward

Our market has remained attractive, with a sustained yield correction and improving rents. We are not in a boom, but discriminating investors now see the case for a more appropriate property weighting as it again becomes established as an asset class of choice. The recent 50 year Indexed Gilt tranche yielding only 1.1%, surely implies that the property market has some way still to go. Property's yield and its growing income stream, coupled with the backing of real assets, are substantive merits. Moreover, those investors confused – one might say thwarted – by the impenetrable oddities of the new International Financial Reporting Standards – the majority of us I suspect – can derive some solace from the presence on the balance sheet of bricks and mortar, or nowadays, glass and steel.

In one sense perhaps we should be grateful to this Standard, because its convolutions by contrast serve to emphasise that property is a lot easier to grapple with. The hoped-for introduction of Real Estate Investment Trusts (REITs) will add still further to property's attraction for investors, who already appreciate through ownership of their own homes that property enjoys effective hedging qualities.

Not surprisingly we are less than enthusiastic about any charge on development – a Planning Gain Supplement. Entrepreneurial ventures need encouragement in Britain not new taxes – we have plenty of them already! Development is currently being strangled by waves of bureaucracy, which in British Land's case, as reported in our March 2005 Report and Accounts, can waste £5 million in additional costs for a single building in the City of London. The Government is currently looking at ways to reduce over-regulation, and here is an easy route. The additional administration of this further tax imposition should be cut out before it begins.

Board changes

We are sorry to say farewell to Lord Burns on his appointment as Chairman Elect of Marks & Spencer plc, and our Deputy Chairman, Sir Derek Higgs, who has become Chairman of Alliance & Leicester plc and will be departing from us in due course. They are both highly effective non-executive directors and their perceptive and informed contributions will be missed.

Greatly to our regret, Nicholas Ritblat decided that he wished to stand down as an executive director. We will miss him. The Board is grateful to him for the many financial innovations he has introduced during the 18 years he has served the Company. We wish him well.

John Ritblat Chairman
23 November 2005

2

The Company's fine inheritance and track record is blending with an extensive programme of change and we are in confident mood overall.

We are pleased to be reporting an excellent set of half-year results at British Land. Just as positive, however, are the strides we are making to deliver on our promises of business renewal, so building strong foundations for future outperformance.

Just over a year since joining British Land, I am happy to report that the management transition has been smooth. Our course for the future has been clearly set out and is summarised again in this statement. The Company's fine inheritance and track record is blending with an extensive programme of change and we are in confident mood overall.

The results

British Land's headline pre-tax profit on the new IFRS basis was up 66% to £777 million for the six months to 30 September. More illuminating is the 42% rise in Underlying Profits to £102 million and the 11.3% increase in adjusted Net Asset Value per share to 1256p.

The results benefited from continued strength (via yield shift) of the underlying property market. They also show the positive effects of management decisions and actions. These include portfolio selection and proactive asset management which have delivered better rental growth than the market overall (2.7% like for like). The immediate fruits of capital recycling are also visible with gains or valuation increases on practically all our recent acquisitions and disposals. Our development pipeline is coming into its own and delivering good growth with landmark projects like our 201 Bishopsgate buildings offering prospects for more. And our strategic decision to run with temporarily higher gearing, in the face of a buoyant investment market and a range of disposal opportunities, is also paying off.

Market conditions

As we have been predicting, property investment market conditions remain strong. Continued yield shift has been supported by real estate's attractive risk adjusted returns in comparison to those of equities and bonds. We see some more yield shift to come, albeit less than has already occurred.

The underlying occupancy market, which drives rental levels and therefore fundamental returns, remains well supported overall but restrained by modest economic growth and businesses' low pricing power in the economy. As always sectoral conditions vary with London office markets in particular showing good recovery prospects.

In the demanding economy which we will face during coming years, the ability to outperform through stock selection and asset management is clearer than in easier times when 'all boats rise with the tide'. We are confident of the prospects for our key portfolio choices in Open A1 'Out-of-Town' Retail and prime London Office property. At the same time there are parts of the property market where we see prices being pushed too high. In particular, yield compression has resulted in secondary property (whether by location, age, lease length, covenant strength or income growth prospect) often being optimistically valued versus prime.

Delivering on our promises

At the time of our 2004/5 Year End results presentation we set out British Land's focused strategy for the future. This builds on the bedrock of our Retail and Office sector expertise, our bias to prime property, long leases and our focus on secure, income led growth and disciplined risk management. We also laid out some important areas of change to enable British Land to outperform for our shareholders in the years to come. I am pleased to report that substantial progress has already been made in delivering on these promises.

Intensified portfolio reshaping

We have stepped up the pace of change to better position our property portfolio for further risk-adjusted growth. In the last 12 months this has involved £2.9 billion of attractive acquisitions and, since March to date, over £800 million of value enhancing disposals with further announcements in the pipeline. In practically every case we report profits on both purchases and sales.

Proactive asset management

Achieving rental growth relies not just on good asset selection but on how hard the assets are worked. We have created value, through a wide range of lease restructurings, lettings and tenancy moves. Pleasingly, during the period our rents have risen at a faster pace than the market as a whole and faster than predicted by our valuers. This is the bottom line result of intense activity across the business.

Management and culture renewal

Our people are the key building block to working the business harder and so outperforming for shareholders. Again we can report great progress. The new management team is in place and

Statement by the Chief Executive, Stephen Hester

functioning well together. We have doubled the professionals in our Asset Management & Investment team in the last year and substantially increased its representation at Executive Committee level. Succession plans are formulated and happening where needed. And we are targeting a hard driving 'performance' culture using more explicit and demanding targets, greater individual responsibility and more variable pay to match.

Investor friendly positioning

British Land has now established itself as a leader in this regard – an important initiative to help improve translation of the economic value we create into value in the hands of our shareholders.

A clear, focused strategy has been set out and is being implemented. Management transition has happened. Our new valuers, Knight Frank, have reaffirmed the Company's strong asset values – the first time in many years a major company has so demonstrated. Our first quarterly results and valuation (for the period to 31 December 2005) will be released in February. And our business and financial disclosure is further improved and at industry leading levels.

Pillar

One of the major events of this half-year was our agreed takeover of Pillar which completed in late July. I am pleased to report that this move has already increased shareholder value. We are confident it will continue to do so whilst also supporting accelerated change at British Land.

With Pillar we acquired £1.5 billion of top quality real estate including some £1.3 billion of the best retail warehouse parks in the market – delivering superior value growth, even in tougher times for retailers, from an attractive combination of location and hands-on asset management. We also attracted their young and talented management team to add to our own, and a growing, distinctive Fund Management business. These offer the means to exploit our business further through new income streams, faster growth and give strategic options applicable to other BL core assets.

Since announcing the transaction in May we have closed the deal and completed its integration – a not insignificant human and logistical challenge. Future profits have been increased from fee renegotiation, a reduction in interest costs (via a £1 billion securitisation) as well as other overhead cost reductions. Pillar's European retail warehouse fund is being significantly expanded. And the UK flagship Unit Trust, Hercules, has not missed a beat with a total trust return of 11% since March.

So, lots going on then. And the pace of change will remain high as we deliver on our promises in pursuit of outperformance for shareholders.

Let me close by paying tribute to the people who make this activity possible. Our staff are responding very well to the challenges. We have welcomed new colleagues from Pillar and elsewhere who have already made a big difference. Both they and all our people have shown great willing and goodwill in integration.

We also said goodbye, with sadness and great gratitude to Nick Ritblat. I echo the Chairman's sentiments regarding his contribution to British Land.

Stephen Hester Chief Executive
23 November 2005

Risk management – *A chancy two, or settle for a single? In deciding your options, you must always think ahead. And never run on a throw...*



4

We have intensified our reshaping of the portfolio and proactive asset management, and will continue to focus on these efforts, to enhance risk adjusted returns.

British Land's primary objective is to produce superior, sustained and secure long-term shareholder returns from management of our chosen real estate activities and their financing. We set out in the March 2005 Annual Report our updated strategy for British Land and the changes we planned to make. In the first half of this year we have been delivering on those plans to renew and work the business hard.

Activity during the six months

Portfolio reshaping

Through an intensified asset review process, we are reshaping our portfolio to enhance risk adjusted returns, increasing focus on property where we see good prospects for growth, particularly from improving rental income. In the present market environment, this is leading us to increase our focus on out of town retail and prime London offices. Our holdings in a number of other sectors are being reduced into a strong and favourable investment market. Furthermore, even in our preferred sectors, individual properties are being sold where we consider we can utilise the proceeds more profitably elsewhere.

Purchases £1,815m – 2.6% increase in value

	Price £m	BL share £m	Value uplift %[1]
Pillar (wholly owned + share of funds)	1,566	1,566	2.1[1]
St Stephen's Shopping Centre, Hull[2]	135	135	
Others	127	114	12.5
	1,828	**1,815**	**2.6**

[1] from purchase price on completion to 30 September – for Pillar only two months since 28 July 2005

[2] forward purchase, expected completion mid 2007, not yet revalued

Completion in July 2005 of the purchase of **Pillar Property PLC** added over £1.5 billion of top quality assets, principally Open A1 planning permission retail parks offering the best prospects for continuing rental growth in a demanding retail sector. The properties were held directly by Pillar and through its share of the Funds which it managed, including the Hercules Unit Trust. On completion, 80% of the real estate was UK retail parks, 4% European retail parks and 16% City of London offices, with a total of over £3 billion under management. Pillar also brought a strong management team to add to our own. Its growing Fund Management business provides attractive new income streams. The Funds business is performing well whilst also giving us future options to launch new Funds, including introducing outside capital into existing British Land assets.

St. Stephen's Shopping Centre, Hull, is a new 46,500 sq m (500,000 sq ft) edge of town retail and leisure development project with strong prospects for improving value through both rental growth and yield shift. 68% of the space is already pre-let, pre-sold or under offer, with tenants to include Tesco, Next, New Look, H&M, Zara, TK Maxx, Boots, Sportsworld and Gala. There will also be an hotel and over 200 residential units.

In April 2005, we acquired our joint venture partners' 50% share in the **BL West companies,** owning the office properties at 1 and 10 Fleet Place, EC4, which have subsequently been profitably sold (see below).

We have committed to increase our investment in **PREF,** the European retail park fund, by €124 million as part of €214 million raised by PREF from a total of four investors to fund future acquisitions of out of town retail parks in the eurozone. Core countries for PREF include Spain, Italy, France, Portugal and the Benelux region. The Fund's current gross assets, including contracted acquisitions, amount to some €418 million with an average net yield of 6.1%. Average passing rents are €13.70/£9.60 per sq ft, well below UK levels and giving much scope for growth. With the new equity and a target of 60% gearing, PREF's objective is to achieve a portfolio size of some €1 billion by end 2006. While this European expansion is new in recent times for British Land, we are confident of the prospects for attractive returns, especially given our expertise in the sector from our leading UK position.

Sales £392m – 13.3% above valuation

	Price £m	BL share £m	Gain %[1]
10 Fleet Place, EC4	109	109	15.6
ILAC Shopping Centre, Dublin	85	85	25.0
9 high street retail units	52	52	11.6
Daventry (Plots E4 & C1)[2]	76	38	19.8
Others	109	108	2.4
	431	**392**	**13.3**

[1] sale price above latest year-end valuation

[2] International Rail Freight Terminal – BL Rosemound (JV)

These are **value enhancing disposals,** resulting from our continuing review of the performance of each asset. Significant gains above latest valuation have been achieved in a strong investment market, enabling us to recycle capital into properties where we can achieve higher returns, or to reduce gearing. In some cases, our disposals have also taken advantage of where the market has discounted risk

factors such as location, lease length, income and forecast growth prospects, and where yield compression has also narrowed the gap in value between prime and more secondary assets. In other cases, our disposals have realised value created from completion of our asset management initiatives.

10 Fleet Place, EC4 had a weighted average lease length of some four years, with resulting void and capex risks, and passing rents above market levels.

The ILAC Shopping Centre, Dublin was purchased through our subsidiary in Ireland in 2001 for €56.6 million and owned jointly with Irish Life. Significant asset management during our ownership, including phased refurbishment and upgrade of facilities, new agreements with key tenants, remodelling of the principal Mary Street entrance and provision of a flagship store for H&M, added substantial value and enabled an opportune sale.

The sale of **9 retail properties** included an average initial yield of less than 4% for five prime high street shops. The market continues buoyant for such investments and further sales from our High Street portfolio are planned.

The distribution warehouse units we have developed at **Daventry** have been completed and profitably sold.

Since 30 September 2005, significant sales at 12% overall above the March year-end valuation have also been achieved at:

- **2-16 Baker Street, W1,** an office and retail property, for £57.2 million,
- **Heathrow Gateway,** Units 1 & 2, Feltham, high bay distribution warehouses developed by British Land, for £65.5 million,
- **Manchester Fort Shopping Park,** for £167.3 million (a sale previously committed by Pillar),
- **1 Fleet Place, EC4,** City offices, after restructuring the principal lease, for £119.5 million.

Profitable sales since 31 March 2005 amount in total to over £800 million and we expect to achieve more over the second half of the year.

Portfolio analysis



Retail

Out of town (42%)
- Retail warehouse parks 21%
- Superstores 11%
- Shopping centres 10%

In town (15%)
- Shopping centres 7%
- Department stores 5%
- High street 3%

Offices (37%)
- Central London offices 33%
- Office development 2%
- Business parks & provincial 2%

Other (6%)

Retail warehouse parks increased to 21% (March 2005, 13%)

£6.2 billion out of town retail – largest owner by a factor of over two times

Exposure to Central London enhanced – through significant development leverage

Proactive asset management

Much of our energies, in every period, are devoted to improving the value of the property we own through proactive asset management and development. By improving our investments and providing space best suited to our tenant base, we achieve the goals of effective customer focus and resultant improvements in rental income or other aspects of property value.

In the six months to September 2005 (including our share of Funds and Joint Ventures):

- **150 new lettings and lease renewals** in respect of 44,000 sq m (473,000 sq ft) of property in all sectors have resulted in total rent of £15 million per annum, of which new rent to British Land is £8.6 million per annum, after expiry of any rent free periods,
- **124 rent reviews were settled** which have increased rent to British Land by £3.9 million per annum, 3.6% above our external valuer's estimates at the valuation date preceding the relevant rent review,
- significant activity at **Meadowhall Shopping Centre,** Sheffield has included agreement of 13 new lettings to retailers including River Island, Apple and Adams. One of these (post 30 September 2005) reflected a Zone A of £440 per sq ft, setting a new open market rental level. These lettings will assist us in negotiation of the round of 50 rent reviews at Meadowhall due as at September 2005,
- also at **Meadowhall** we have taken back the stores previously let to Sainsbury's and Allders and are in the process of installing mezzanines to provide an additional retail area of around 3,700 sq m (40,000 sq ft). The new first floor area will be directly connected to the existing first floor mall by the construction of a new mall adjoining WH Smith. As part of this remodelling, the extension to the Boots store has been completed. We estimate that when complete, at a cost of £48 million, this project will increase rents by approximately £3.5 million per annum,
- at **Teesside Shopping Park** we have agreed a key new letting to Marks & Spencer on a newly created 3,100 sq m (33,000 sq ft) store, opening Spring 2006 – a further major step forward for this open A1 retail park, and part of an on-going strategy to improve tenant line-up and the retail offer. As a result, top rents achieved on this park have risen to £40 per sq ft. Recent lettings at Teesside have included Borders, Sportsworld and TK Maxx, who join Next, Boots, Outfit, PC World and WH Smith,
- we acquired **1 Fleet Place, EC4** in April 2005 as part of the purchase of our partners' interests in the BL West companies. This 15,900 sq m (171,000 sq ft) office building was let primarily to Denton Wilde Sapte for a remaining term of four years at a rent above current market levels. We negotiated a revised lease for a new term of 20 years without break and have recently sold the property (see above) for well above valuation,
- we successfully negotiated the surrender and regrant of the lease to **Legal & General** in respect of its 24,000 sq m (259,000 sq ft) **Headquarters** office complex at Kingswood, Surrey. The existing lease contained a tenant's break clause in 2008 and a rent above current market levels. The new lease is for a term of 20 years with no break, at a revised rent, significantly improving the value of this investment.

Business Review

In October 2005 (just after the interim date and not included in the above data) we completed a letting of 3,900 sq m (42,000 sq ft) at our prime City office development at **Plantation Place South, EC3** to the specialist insurer Beazley Group plc. Beazley has taken the top three floors of the building on a 15 year lease at rents of £43 and £44 per sq ft. Plantation Place is already fully let and we have good levels of interest in the remainder of Plantation Place South.

Strong growth in rental income is targeted within the next five years from the existing portfolio and from the committed development programme. At current market rental values, without projecting any growth or inflation, settlement of rent reviews and full letting of committed developments would add £149 million to our annual passing net rents. Of this, £90 million per annum is already contracted (as at September 2005), £62 million from expiry of rent free periods and fixed/minimum rental uplifts, plus £28 million from pre-let agreements on developments. Considerable additional potential for income growth is in the development prospects.

Rental growth – £90m contracted

	Total £m	Of which contracted £m
Annualised net rents, 30 September 2005	696	696
Reversion*, 5 years	109	62
Committed developments†	40	28
	845	
Development prospects†	159	
Total	**1,004**	**786**

* includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at ERV (as determined by external valuers)

† to achieve income from developments the Group will incur construction and associated costs, which are not shown here – further details are set out in the Development Programme.

Net rental income under IFRS will differ from annualised net rents which are cash based, due to accounting items such as spreading lease incentives and contracted future rental uplifts, as well as direct property costs.

Development programme

British Land's development programme is based on opportunities created out of existing investments and from acquisitions. We commit to projects in controlled stages on the basis of pre-lets or anticipated market demand, adding quality assets to the portfolio.

Following successful completion of the Plantation Place and 10 Exchange Square office developments in the City, work is well under way at 51 Lime Street (the Willis Building) where Willis Group are contracted to take all the offices under a 25 year lease without breaks. The 43,200 sq m (465,000 sq ft) offices and 930 sq m (10,000 sq ft) retail are scheduled for completion in 2007.

Development projects – adding value

	Sq ft 000	Rent £m pa Total[1]	Rent £m pa Let/pre-let	Cost £m[2]	PC[3]
Completed					
(since 31 March 2005)					
Daventry (E4 & C1)[4]	1,050	2.5	2.5	19.6	
Committed					
Offices:					
51 Lime Street, EC3	475	21.3	21.0	191.0	Q1 2007
York Building, W1	138	6.6		56.0	Q4 2006
Basinghall Street, EC2[5]	199	3.3	3.3	21.0	Q2 2007
Coleman Street, EC2[2]	180	2.7	2.7	21.8	Q1 2007
Business parks:					
Blythe Valley (Plot A1)	53	1.0		8.7	Q4 2005
Blythe Valley (Plot G2)	35	0.7	0.7	6.9	Q4 2006
Retail park:					
Nugent, Orpington	118	4.4	0.4	31.9	Q1 2006
Total	1,198	40.0	28.1	337.3	
Cost to complete:				**203.8**	

[1] current estimated headline rent
[2] construction cost, estimated or achieved
[3] estimated practical completion of construction
[4] International Rail Freight Terminal – BL Rosemound (JV) – rent and cost data above shows BL's 50% share
[5] City of London Office Unit Trust (CLOUT)
Data for Group and its share of Funds and Joint Ventures, except areas in sq ft shown at 100%

The York Building in London's West End is also being constructed on time and on budget for completion at the end of 2006. This will provide over 12,800 sq m (138,000 sq ft) of high quality office, retail and residential apartments.

The development by BL Rosemound of substantial distribution facilities at the Daventry International Rail Freight Terminal has successfully completed with all plots now sold at a significant surplus above cost. This joint venture intends to acquire further projects for mixed use development.

Nugent Shopping Centre in Orpington is a mixed use Open A1 (part restricted) scheme, providing a retail park together with a residential element. Pre-lets have been achieved to tenants including Debenhams, Next, Mothercare and HMV.

CLOUT is undertaking two City office developments at Basinghall Street and Coleman Street, EC2; both are forward sold (and Coleman Street is also forward funded).

Business Review



An artist's impression of Broadgate Tower and 201 Bishopsgate, EC2

Development prospects, shown below, are sites and properties where we have identified opportunities and are progressing with design, planning applications and site preparation for development projects.

At 201 Bishopsgate, EC2 we have secured a revised planning consent (subject to a S106 agreement now in its final agreed form) for a 35-storey Broadgate Tower and a 13-storey building. These will provide 75,500 sq m (812,000 sq ft) of prime offices plus 930 sq m (10,000 sq ft) retail, forming the next phase of the Broadgate Estate and designed to meet the needs of both financial and professional occupiers. Estimated construction costs are £291 million with an ERV of £40 million per annum at market levels. Enabling works have commenced. We will proceed with development of this prime asset on a speculative basis and expect completion mid 2008 – well ahead of most competing schemes and well timed for delivery into the recovery in the City office market.

Development prospects

	Sector	Sq ft 000	Rent £m pa	Cost[1] £m	Planning
201 Bishopsgate	City office	822	40.2	291	Detailed
The Leadenhall Building	City office	601	32.1	271	Detailed
Ludgate West	City office	127	5.8	46	Detailed
Regent's Place	West End office				
	i) N.E. Quadrant	347	15.4	134	Pending
	ii) Osnaburgh St	391	17.2	148	Submitted
	Residential	282	6.1	102	Pending/submitted
Blythe Valley Park	Business park	716	14.0	108	Outline/detailed
New Century Park	Business park/distribution	582	8.1	84	Outline
Meadowhall Casino	Leisure	409	12.2	124	Submitted
Theale	Residential	204	4.3	35	Submitted
Redditch[2]	Distribution	227	0.6	4	Detailed
Gallions Reach, Beckton	Retail park	58	1.4	16	Submitted
Preston	Retail park	67	1.2	14	Submitted
Total[3]		**4,833**	**158.6**	**1,377**	
Cost to complete:				1,327	

[1] estimated cost of construction, excluding land and interest
[2] BL Gazeley (JV)
[3] data for Group and its 50% share of JVs, except areas shown at 100%

Financial results, six months to 30 September 2005

These results are the first reported under the International Financial Reporting Standards (IFRS) adopted from 1 April 2005. This change to the accounting basis arises from legislation requiring all EU listed companies to apply these standards in their financial statements. Comparative figures under IFRS are shown for the six months to 30 September 2004 and for 31 March 2005 where appropriate.

In anticipation of quarterly reporting, the Group has also changed the basis of accruing revenues between periods, which affects the allocation between the first and second halves of a financial year and aligns the Group with the industry norm. Net rental income for the comparative period (September 2004) would have been £6 million higher on the new basis. For the same reason, the uplift in revenue from rent reviews is now recognised on an accruals basis, based on valuer's estimated rental values, rather than on settlement of the rent review as previously. This gives rise to £2 million of additional revenue in this period.

	September 2005	September 2004 (restated for IFRS)	Increase
Revenue			
Gross rental and related income	**£340m**	£278m	22.3%
Net rental income	**£305m**	£237m	28.7%
Underlying profit before tax	**£102m**	£72m	41.7%
Profit before tax	**£761m**	£446m	70.6%
Diluted earnings per share	**118.3p**	71.7p	65.0%
Underlying diluted earnings per share	**15.4p**	10.4p	48.1%
Dividends per share	**5.2p**	4.8p	8.3%
	September 2005	March 2005 (restated for IFRS)	
Capital growth			
Net assets	**£5,299m**	£4,783m	10.8%
Adjusted diluted net assets	**£6,595m**	£5,913m	11.5%
Adjusted diluted NAV per share	**1256p**	1128p	11.3%

Revenue returns

The Group has prepared a proportionally consolidated income statement and balance sheet (which are included as Tables A and B attached) for the benefit of stakeholders who wish to see the results of the Group's interest in Funds and Joint Ventures on a look through basis. The following commentary (and the data in the above table) refers to the financial information of the Group as reported.

Gross rental and related income for the half year increased by 22.3% to £340 million. Net rental income increased by 28.7% to £305 million. The increases reflect £45 million of purchases and sales of £3 million, with new lettings adding £15 million of which £10 million arose from Plantation Place alone. The assets acquired in the Debenhams and Spirit portfolios included leases with guaranteed minimum uplifts. IFRS requires such uplifts to be spread over the lease term leading to a £10 million increase in reported rental income.

Underlying pre-tax profit from Funds and Joint Ventures was £14 million, £1 million less than from 2004. Net rental income from Funds and Joint Ventures increased by £13 million (+39.4%) reflecting £9 million from Funds acquired as part of the Pillar acquisition for the two months post acquisition. IFRS requires Funds and Joint Ventures to be accounted for as a single line in the income statement showing a total profit of £80 million. This includes financing costs (£28 million), valuation gains (£82 million) and a taxation charge (£16 million) which would have been reported separately under UK GAAP.

Group net financing costs rose £29 million to £190 million. The increase includes the cost of financing acquisitions (£37 million) and a saving of £7 million arising from the refinancing of the Broadgate securitisation. Net rents covered interest 1.6 times.

Our administrative expenses for the six months totalled £36 million, a 64% increase on the six months to September 2004, reflecting increased staff and other costs following acquisitions and key personnel recruitment, and include one off costs of £8 million.

Underlying profit before tax (excluding profits on asset disposals and revaluation gains) increased by 42% to £102 million. Underlying earnings per share of 15.4 pence per share (after applying an underlying tax rate of 21.6%) increased 48%. Previously reported underlying earnings per share of 11.7 pence for the period to September 2004 under IFRS have been restated to 10.4 pence, following analyst representations. The Group's policy now is only to include in underlying EPS tax items relating to the reported period. Previously we included tax items arising from prior periods.

Group profits on asset disposals were £34 million representing net sales proceeds less March valuation. Profit before tax of £761 million include revaluations of properties and investments as required by IFRS totalling £562 million. Diluted earnings per share totalled 118.3 pence per share including these valuation gains.

The tax rate for the six months is 20.8% with an underlying rate of 21.6% excluding tax on sales and the effects of prior year items. Corporation tax of £8 million is payable in respect of underlying profits, along with an underlying deferred tax charge of £14 million utilising losses including those arising from the refinancing of the Broadgate securitisation.

Our progressive dividend policy continues with an interim dividend declared of 5.2 pence per share, an increase of 8.3%. In accordance with IFRS this dividend has not been accrued.

Profits after interest, tax and working capital movements generated a positive operating cash flow of £62 million for the six months. As a significant net investor in the first half, acquisitions (including repayment of debt acquired) and development expenditure of £1,326 million outweighed disposal proceeds of £332 million. Funds and Joint Ventures have returned a further £240 million. During the period, secured assets and other assets of non-recourse companies generated £44 million of surplus cash after payment of interest and debt amortisation.

Business Review

Capital growth and total return

The strong growth in portfolio valuation and increased profits has led to an increase in adjusted diluted net assets since March 2005 of 11.5% to £6,595 million; 1256 pence per share. Total return to shareholders (adjusted diluted net asset value growth per share plus final dividend) in the half year was 12.3%.

Financing activity

Our financing and capital structure policies remain unchanged from those set out in our Annual Report as at 31 March 2005. It remains our strategy to manage the assets and liability mix in the business on a fully integrated basis, producing growth with a secure and attractive risk profile.

Financing statistics	30 September 2005	31 March 2005 (restated for IFRS)
Group		
Net debt	**£6,870m**	£6,061m
Weighted average debt maturity	**13.0 years**	14.3 years
Weighted average interest rate	**5.87%**	6.00%
% of net debt at fixed/capped interest rates	**88%**	90%
Interest cover (net rents to net interest)	**1.61**	1.59
Loan to value (borrowings to property & investments)	**51%**	50%
Unsecured debt to unencumbered assets	**47%**	42%
Undrawn committed facilities and cash	**£1,215m**	£969m
Group and share of Funds and Joint Ventures		
Net debt	**£8,104m**	£6,563m
Weighted average debt maturity	**11.8 years**	13.5 years
Interest cover (net rents to net interest)	**1.61**	1.63
Loan to value (borrowings to property & investments)	**54%**	52%

As a result of good growth and profitable disposals our gearing is comfortably within our target loan to value range of 45-55%, notwithstanding the Pillar acquisition and development expenditure.

During the last six months we raised over £1.3 billion of new (or renewed) bank lines. £790 million was arranged in a successful, oversubscribed syndicated facility with a total of 25 banks, taking advantage of good market pricing. In addition, more than £510 million resulted from a number of bi-lateral agreements on similar terms.

Hercules Unit Trust (HUT), the retail park fund advised by British Land Property Advisers Limited and owned 34.6% by the Group, completed a £1 billion securitisation in September 2005. The seven year debt issue, secured against 16 high quality retail parks located throughout Britain, incorporated significant asset management flexibility.

Portfolio valuation – up 4.9% in six months (5.2% including Pillar and disposals)

The British Land property portfolio was valued at 30 September 2005 by our newly appointed external valuers Knight Frank. This gives us a unique opportunity to test and validate values of our investment properties which we are pleased so to report. It does, however, make precise comparison with prior periods a little more complex, given detailed approach and methodology variances between firms of valuers. Overall, the portfolio including our share of Funds and Joint Ventures has increased in value by £2.1 billion over the six months to 30 September 2005, to £14.65 billion – over £1.4 billion from net additions and £680 million from growth of 4.9%.

This growth includes the Pillar properties and Funds from the date of completion of the acquisition (28 July 2005) to 30 September 2005. If we include growth in the Pillar assets from the date of their last reported value to September 2005, together with the surplus over the last year end valuation achieved on all our sales in the six months, the growth in the overall portfolio increases to 5.2%.

The improvement in value has resulted from further yield shift (as predicted last year) driven by strong investment markets, plus achievement of rental income growth. Investor demand is supported by property fundamentals and the continuing favourable comparison of risks versus returns from alternative asset classes.

All sectors in the portfolio improved in value. The tables shown later in this report set out the details of the valuation by sector.

All retail is up by 4.3% including an increase of 2.2% on our £3 billion retail warehouse portfolio, following a rise of 13.7% for the year to March 2005. This reflects the short two-month period that our interests in Pillar have been held during the half-year. If we included the Pillar portfolio for the full six months, the increase in the retail warehouse portfolio would have been 3.4%. Our retail in high street, superstores and department stores have all performed well. Meadowhall, which continues to be the subject of much asset management activity (as set out earlier in this report) is up 3.9% to £1.5 billion.

All offices are up 6.1% over the six months, which reflects the positive position of our prime City and West End investments at this early point in the cyclical recovery of the Central London office market. The Broadgate Estate, EC2, is up 4.7% to £2.974 billion; while the overall headline ERV determined by the valuers under different methodology than previously is put in a £37.50-£45.00 per sq ft range, against an average contracted rent of £46.74 per sq ft, the net initial yield has tightened to 5.7%.

Regent's Place, NW1 has increased in value by 5.2% to £536 million, based on a yield of 5.54%, with average contracted rents increased to £34.05 per sq ft. The two development sites at Regent's Place (N.E. Quadrant and Osnaburgh Street) are now valued separately.



Eye on the ball – *Life will bowl us many a chinaman. As in the financial world, a sharp eye for unpredictable spin is essential. Whites, however, except in the eyes are optional in the City.*

The ungeared change in property values is approximately 1% less than the IPD all property index movement for the same period. While British Land manages its business for absolute return, the aim also remains to beat this index at property level, as we have done at NAV level. Actions are in place to address individual asset issues.

The positive news is that overall the portfolio outperformed on fundamentals of rental growth and asset management, being held back in aggregate by yield compression favouring less prime properties. This phenomenon is quite likely to reverse in time.

Hercules Unit Trust, the largest of the Funds and valued by CBRE, has achieved an increase in the value of its retail park assets under management of 6.4%, to £2.7 billion, contributing to an ungeared total return of 8.2% over the last six months (11% on a geared basis). There is strong appetite from investors for the units, although few sellers in the market. The total funds under management by HUT, CLOUT, PREF and HIF have grown to over £3.6 billion, of which British Land's share is £1.3 billion.

Outlook – portfolio positioned for growth and resilience

57% Retail – 73% of which is out of town
37% Office – 94% of which is in Central London

Retail sales and profits continue to be under much scrutiny as consumer expenditure growth has moderated. Retailers' experience in the current market varies but overall operating margins have built up some resilience and demand for the right locations and accommodation remains healthy.

Out of town retail sales growth is, and is expected to continue to be, above total retail sales growth as out of town takes an increasing share of the market. The size and configuration of out of town space is advantageous for retailers, and the overall costs of occupation and servicing such locations are lower. In particular, the larger retail parks with smaller unit sizes and flexible planning use are enjoying strong demand as retailers, such as Arcadia (Topshop, Topman), Boots, Next and Marks & Spencer, migrate or expand from the high street. The British Land and Funds portfolio has a high, and increasing, proportion of Open A1 (70% by value) and Open Restricted (12% by value) planning consents – these provide the greatest flexibility and enable us to respond to retailer requirements. For example, some retailers are changing the preferred sizes of their stores and in our portfolio we are able to respond with the required supply. In addition, as demand for traditional bulky goods parks slows, if tenants at those parks wish to move (or, indeed, if they fail) the warehouse parks in our portfolio have opportunities for reconfiguration and change of the type of retailer.

Retail sales growth – Out of town versus In town


Growth % pa
% OOT Share of Total Sales
12
10
8
6
4
2
0
36
34
32
30
28
26
24
22
20
95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10
Out of town (left hand axis)
In town (left hand axis)
Out of town % share of total sales (right hand axis)

Source: Verdict, September 2005

Business Review

Our out of town portfolio has been boosted by the acquisition of Pillar, including the share of the important HUT retail park portfolio. This portfolio too is increasing focus on Open A1 use through active review of the assets and significant purchases of these investments, together with sales to reduce involvement with certain bulky goods schemes.

British Land now has 171 out of town retail schemes including superstores, providing some 1.6 million sq m (17 million sq ft) in over 1,031 retail units. Flexible unit sizes accommodate more than 240 different retail and leisure tenants. We expect these assets to continue to perform well.

Our investments in town – department stores, shopping centres and prime unit shops – have an important position in the portfolio. In these sectors we concentrate on the best towns and high streets and particular assets which have good opportunities for growth under our management. Income growth on our department stores is underpinned by the contracted 2½/3% per annum rental increases.

The Central London offices' occupational market is seeing good signs of recovery in demand. Take up of space is improving, and now back to trend at 511,000 sq m (5.5 million sq ft) per annum. Grade A offices in the City are particularly in demand and their availability has fallen to its lowest level since 2003. Business and financial services account for over 50% of current demand; this is expected to increase since employment in these sectors is predicted to grow, by some 136,000 jobs by 2008. Forecast vacancy overall for the City is set to reduce from the current 10% to 4.9% in 2008.

City offices – take-up improving
Vacant space vs take-up


sq ft (Million)
14
12
10
8
6
4
2
0
2003
2004
2005
2006
2007
2008
Vacant space
Total take-up
Take up excluding pre-lets

Source: Jones Lang LaSalle 2003 and 2004 and British Land forecast 2005 to 2008

Against this increasing demand, supply continues to reduce as a result of minimal new speculative development. An upturn in rents is expected to result from these market factors and headline rents reported by Agents have increased for the first time in over four years, to £47.50 per sq ft.

The investment market in Central London offices remains very strong, continuing to set new records in turnover. In the first three quarters of 2005 the volume of transactions in the City has already exceeded that for all of 2004, which itself was a record year for investment in City offices. Yields are still tightening in this sector.

Property Market Analysis LLP (PMA), Europe's largest independent property research consultancy, has identified Central London offices and out of town retail as the sectors with best prospects for total returns driven by rental growth over the next five years. British Land's portfolio is positioned as to 67% in these sectors.

So the British Land portfolio is positioned for growth, with security provided by the prime quality of the assets, well let on long leases to strong tenants, including a significant proportion of guaranteed minimum rental uplifts. We have intensified our reshaping of the portfolio and proactive asset management, and will continue to focus on these efforts, to enhance risk adjusted returns.

Portfolio Highlights

Valuation by sector	Group £m	Funds/JVs[1] £m	Total £m	Portfolio %	Uplift[2] %
Retail					
Shopping centres	2,001	480	2,481	16.9	4.2
Superstores	1,378	202	1,580	10.8	5.4
Retail warehouses	1,714	1,373	3,087	21.1	2.2
Department stores	680	135	815	5.6	8.1
High street	384	32	416	2.8	7.1
All retail	**6,157**	**2,222**	**8,379**	**57.2**	**4.3**
Offices					
City	3,908	214	4,122	28.1	6.0
West End	653	39	692	4.7	6.0
Business parks & provincial	261	9	270	1.9	9.3
Development	370	4	374	2.6	10.5
All offices	**5,192**	**266**	**5,458**	**37.3**	**6.1**
Industrial and distribution	169	73	242	1.6	1.4
Residential	302	1	303	2.1	1.3
Leisure	257	12	269	1.8	2.5
Total	**12,077**	**2,574**	**14,651**	**100.0**	**4.9**

[1] Group's share of properties in Funds and Joint Ventures
[2] including valuation movement in developments, purchases and capital expenditure, and excluding sales

Total assets under management £18.3 billion, including all of Funds and Joint Ventures.

Current reversions (excluding developments)	Annualised net rents[1] £m	Reversionary income[2] (5 years) £m	Current yield[3] %	Reversionary yield[3] (5 years) %
Retail				
Shopping centres	123	19	5.0	5.7
Superstores	83	2	5.3	5.4
Retail warehouses	129	34	4.5	5.7
Department stores	40	5	4.8	5.5
High street	21	2	5.2	5.6
All retail	**396**	**62**	**4.9**	**5.6**
Offices				
City	210	39	5.1	6.1
West End	36	3	5.2	5.6
Business parks & provincial	14	2	5.2	5.8
All offices	**260**	**44**	**5.1**	**6.0**
Industrial and distribution	11	1	5.6	6.0
Residential	14	0	4.6	4.6
Leisure	15	2	5.6	6.3
Total	**696**	**109[4]**	**5.0**	**5.7**

[1] net rental income under IFRS will differ from annualised net rents which are cash based, due to accounting items such as spreading lease incentives and contracted future rental uplifts, as well as direct property costs
[2] includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at current estimated rental value (as determined by external valuers)
[3] gross yield to British Land
[4] £62 million (57%) contracted under expiry of rent free periods and minimum rental increases

Portfolio Highlights

Long lease profile (excluding residential[1] & developments)	Weighted average lease term, years to first break	Vacancy rate %
Retail		
Shopping centres	13.8	5.9[2]
Superstores	21.5	0.0
Retail warehouses	14.8	3.4[2]
Department stores	31.6	0.0
High street	12.9	0.6
All retail	**17.5**	**3.2**[2]
Offices		
City	11.6	5.2
West End	9.9	0.6
Business parks & provincial	8.2	1.8
All offices	**11.2**	**4.3**
Industrial and distribution	13.2	10.2
Leisure	27.5	0.4
Total	**15.4**	**3.7**[2]

[1] predominantly let on short leases

[2] 65% of vacancies in shopping centres and retail warehouses have been initiated by us under asset management projects, reducing the effective underlying vacancy rate for all retail to 1.1% and the total portfolio vacancy rate to 2.4%

Security of income from 30 September 2005	% of income remaining (to first break)
5 years	99
10 years	78
15 years	56

assumes no re-letting after first break or expiry, includes contracted rental increases

Development programme	Net area 000 sq ft[1]	Rent (est) pa £m	Construction cost £m	Cost to complete £m
Completed	1,050	2.5	19.6	
Committed	**1,198**	**40.0**	**337.3**	**203.8**
Development prospects	4,833	158.6	1,377.0	1,327.0

[1] areas are shown at 100%

Data includes share of Funds and Joint Ventures, unless otherwise stated.

Consolidated Income Statement
for the six months ended 30 September 2005

Year ended[†] 31 March 2005 £m		Note	2005 Unaudited Underlying pre-tax* £m	2005 Unaudited Capital and JV tax* £m	2005 Unaudited Total £m	2004 Unaudited Underlying pre-tax* £m	2004 Unaudited Capital and JV tax* £m	2004 Unaudited Total £m
604	**Gross rental and related income**	3	**340**		**340**	278		278
517	**Net rental and related income**		**305**		**305**	237		237
8	Fees and other income		**9**	**(3)**	**6**	3		3
158	Funds and joint ventures (see also below)	10	**14**	**66**	**80**	15	68	83
(49)	Administrative expenses		**(36)**		**(36)**	(22)		(22)
610	Net valuation gains (includes profits on disposals)	5		**596**	**596**		306	306
	Net financing costs							
28	– financing income		**35**		**35**	7		7
(354)	– pre-exceptional financing expenses		**(225)**		**(225)**	(168)		(168)
(180)	– exceptional item							
(506)		4	**(190)**		**(190)**	(161)		(161)
738	**Profit on ordinary activities before taxation**		**102**	**659**	**761**	72	374	446
	Taxation credit (expense)							
46	– current				**(11)**			(6)
(130)	– deferred				**(135)**			(68)
(84)		6			**(146)**			(74)
654	**Profit for the period after taxation**				**615**			372
	Attributable to:							
654	**Shareholders of the Company**				**615**			372
128.5p	Basic earnings per share	8			**118.7p**			74.4p
126.0p	Diluted earnings per share	8			**118.3p**			71.7p
	Share of results of funds and joint ventures							
31	Operating profit pre-tax		**14**		**14**	15		15
169	Net valuation gains on property and investments			**82**	**82**		90	90
(42)	Taxation			**(16)**	**(16)**		(22)	(22)
158		10	**14**	**66**	**80**	15	68	83

* As defined in note 2

† Unaudited, restated under IFRS

Consolidated Balance Sheet
as at 30 September 2005

31 March 2005[1] £m		Note	2005 Unaudited £m	2004 Unaudited £m
	Assets			
	Non-current assets			
10,877	Investment properties	9	**11,694**	9,579
212	Development properties	9	**304**	196
11,089			**11,998**	9,775
	Other non-current assets			
700	Investments in funds and joint ventures	10	**1,185**	671
153	Other investments	13	**171**	114
	Intangible assets	12	**72**	
73	Goodwill		**180**	
12,015			**13,606**	10,560
	Current assets			
36	Trading properties (at cost)	9	**44**	36
76	Trade and other debtors	14	**81**	55
151	Cash and short-term deposits	17	**144**	128
263			**269**	219
12,278	**Total assets**		**13,875**	10,779
	Liabilities			
	Current liabilities			
(408)	Short-term borrowings and overdrafts	17	**(282)**	(153)
(351)	Trade and other creditors	15	**(467)**	(383)
(759)			**(749)**	(536)
	Non-current liabilities			
(5,754)	Debentures and loans	17	**(6,657)**	(4,881)
(37)	Other non-current liabilities	16	**(37)**	(22)
(945)	Deferred tax liabilities	18	**(1,133)**	(816)
(6,736)			**(7,827)**	(5,719)
(7,495)	**Total liabilities**		**(8,576)**	(6,255)
4,783	**Net assets**		**5,299**	4,524
	Equity			
130	Share capital		**130**	129
1,249	Share premium		**1,252**	1,249
12	Other reserves	22	**(28)**	9
3,392	Retained earnings	22	**3,945**	3,137
4,783	**Total equity attributable to shareholders of the Company**		**5,299**	4,524

[1] Unaudited, restated under IFRS

	Adjusted NAV per share			
1,135p	Basic	19	**1,263p**	1,065p
1,128p	Fully diluted	19	**1,256p**	1,060p

(The Adjusted Net Asset Value (NAV) per share includes the external valuation surplus on trading and finance lease properties but excludes goodwill, the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances.)

Approved by the Board on 23 November 2005

Notes to the Financial Statements

1 Basis of preparation

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The full accounts for the year ended 31 March 2005, which were prepared under UK GAAP and which received an unqualified report from the auditors, and did not contain a statement under s 237(2) or (3) of the Companies Act 1985, have been filed with the Registrar of Companies. The unaudited financial information contained in this report has been prepared on the basis of accounting policies set out below. Comparatives for the year ended 31 March 2005 contained within this report were published in a press release on 14 July 2005, which are unaudited, and further details and reconciliations explaining the transition to IFRS are available on the Group's website, *www.britishland.com*

The interim report was approved by the Board on 23 November 2005.

The financial information presented in this document is unaudited and has been prepared in accordance with International Financial Reporting Standards and International Accounting Standards ('IFRS' or as applicable 'IAS') and interpretations adopted by the International Accounting Standards Board (the 'IASB').

On 19 November 2004, the European Commission endorsed an amended version of IAS 39, "Financial Instruments: Recognition and Measurement" rather than the full version as previously published by the IASB. In accordance with guidance issued by the UK Accounting Standards Board, the full version of IAS 39, as issued by the IASB, has been adopted in the preparation of this financial information.

The financial information has been prepared under the historical cost convention, except for the revaluation of investment and development properties, fixed asset investments, certain financial instruments and deferred tax thereon. The principal accounting policies adopted are set out below.

Consolidation of subsidiaries, joint ventures and associates

The consolidated accounts include the accounts of The British Land Company PLC and all subsidiaries (entities controlled by British Land). Control is assumed where British Land has the power to govern the financial and operating policies of an investee entity so as to gain benefits from its activities.

The results of subsidiaries, joint ventures or associates acquired or disposed of during the year are included from the effective date of acquisition or to the effective date of disposal. Accounting practices of subsidiaries or associates and joint ventures, which differ from Group accounting policies are adjusted on consolidation.

Business combinations are accounted for under the acquisition method. Any excess of the purchase price of business combinations over the fair value of the assets, liabilities and contingent liabilities acquired and resulting deferred tax thereon is recognised as goodwill. Any discount received is credited to the income statement in the period of acquisition. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Joint ventures and associates are accounted for under the equity method, whereby the consolidated Balance Sheet incorporates the Group's share of the net assets of its joint ventures and associates. The consolidated income statement incorporates the Group's share of joint venture and associate profits after tax. Their profits include revaluation movements on investment properties.

Other investments

Other investments are shown at fair value. Any surplus or deficit arising on revaluation is recognised directly in the income statement.

Properties

Investment properties

Investment properties, including freehold and long leasehold properties, are independently valued each year on an open market basis. Any surplus or deficit arising is recognised in the income statement for the period.

Development properties

Development properties which were not previously investment properties are independently valued each year on an open market basis. A valuation in excess of a property's historic cost is credited directly to equity within the revaluation reserve. Where the value of a property falls below its historic cost, the surplus or deficit on valuation is recognised in the income statement.

Where an investment property is being redeveloped the property is accounted for as if it were an investment property and any movement in valuation is recognised in the income statement.

The cost of properties in the course of development includes attributable interest and other associated outgoings. Interest is calculated on the development expenditure by reference to specific borrowings where relevant and otherwise on the average rate applicable to short-term loans. Interest is not capitalised where no development activity is taking place. A property ceases to be treated as a development property on practical completion.

Trading properties

Trading properties are stated at the lower of cost and net realisable value.

Property disposals and transfers

Disposals are recognised on completion: profits and losses arising are recognised through the income statement, the profit on disposal is determined as the difference between the sales proceeds and the carrying amount of the asset.

Intangible assets

Intangible assets, such as customer contracts, acquired through business combinations, are measured initially at fair value and are amortised on a straight-line basis over their estimated useful lives, and are subject to regular reviews for impairment.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the subsidiary, associate or jointly controlled entity at the time of acquisition. In particular, goodwill arises as a result of deferred tax provisions within the acquired entities' accounts and on fair value adjustments. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Head leases
Where an investment property is held under a head lease it is initially recognised as an asset as the sum of the premium paid on acquisition and the present value of minimum ground rent payments. The corresponding rent liability to the head leaseholder is included in the Balance Sheet as a finance lease obligation.

Financial instruments
Trade debtors and creditors
Trade debtors and creditors are stated at their nominal value. Trade debtors are reduced by appropriate allowances for estimated irrecoverable amounts.

Financial obligations
Debt instruments are stated at their net proceeds on issue. Finance charges including premiums payable on settlement or redemption and direct issue costs are spread over the period to redemption, using the effective interest method.

Hedging instruments
As defined by IAS 39, cash flow hedges are carried at fair value in the Balance Sheet. Changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges are recognised directly in the hedging reserve and any ineffective portion is recognised in the income statement.

Fair value hedges are carried at fair value in the Balance Sheet. Changes in the fair value of derivatives that are designated and qualify as effective fair value hedges, are recorded in the income statement, along with any changes in the fair value of the hedged item that is attributable to the hedged risk. Any ineffective portion is also recognised in the income statement.

The Group's use of financial derivatives is governed by the Group's financing policies, details of which are included in the Financing Policy and Risk Management section of the Annual Report and Accounts.

Net rental income
Rental income is recognised on an accruals basis, exclusive of service charge recoveries. Rental income from fixed and minimum guaranteed rent reviews is recognised on a straight-line basis over the shorter of the entire lease term or the period to the first break option. Where rental income is recognised ahead of the related cash flow, an adjustment is made to ensure the carrying value of the related property including the accrued rent does not exceed the external valuation.

A rent adjustment based on open market estimated rental value is recognised from the rent review date in relation to unsettled rent reviews.

Initial direct costs incurred in negotiating and arranging a new lease are amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date.

Where a lease incentive payment does not enhance the property, it is amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date. Where a rent free period is included in a lease, the rental income forgone is allocated evenly over the period from the date of lease commencement to the earliest termination date.

Service charges and other recoveries are credited directly against relevant expenditure.

Taxation
The tax expense represents the sum of the tax currently arising and deferred tax for the period.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, most notably revaluation movements, and it further excludes items that are never taxable or deductible. The liability is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets and liabilities arise from differences between the carrying amounts of assets and liabilities in the balance sheet and their tax bases (known as 'temporary differences'), principally due to revaluation movements on properties held for the long term. Deferred tax is provided in respect of all taxable temporary differences at the balance sheet date that may give rise to an obligation to pay more or less tax in the future. Deferred tax is measured on a non-discounted basis.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

On business combinations, the deferred tax effect of fair value adjustments is incorporated in the consolidated balance sheet.

Employee costs
Defined benefit pension scheme assets are measured using fair values; pension scheme liabilities are measured using the projected unit credit method and discounted at the rate of return of a high quality corporate bond of equivalent term to the scheme liabilities. The net surplus or deficit is recognised in full in the consolidated balance sheet. Any asset resulting from the calculation is limited to past service costs plus the present value of available refunds and reductions in future contributions to the plan.

The current service cost and gains and losses on settlement and curtailments are charged to operating profit. Past service costs are recognised in the income statement if the benefits have vested or, if they have not vested, are amortised on a straight-line basis over the period until vesting occurs. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.

Contributions to the Group's defined contribution schemes are expensed on the basis of the contracted annual contribution.

Share-based incentives
The fair value of equity-settled share-based payments to employees is determined at the date of grant and is expensed on a straight-line basis over the vesting period based on the Group's estimate of shares or options that will eventually vest. In the case of options granted, fair value is measured by a Black-Scholes pricing model.

IFRS transitional arrangements
When preparing the Group's IFRS balance sheet at 1 April 2004, the date of transition, the following material optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

- i Business combinations – the provisions of IFRS 3 'Business combinations' have been applied prospectively from 1 April 2004. The Group has chosen to not restate business combinations that took place before the date of transition; and
- ii Employee benefits – the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves.

Financial Instruments – the Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the option that would enable the Group to only apply these standards from 1 April 2005.

2 Underlying results

Underlying pre-tax profit

Underlying profits are profits adjusted in line with the industry proposed earnings measure and adjusted for the exceptional refinancing of Broadgate. The industry proposed adjusted earnings measure excludes gains on property or investment revaluations and disposals and related taxation, intangible asset movements and the capital allowance effects of IAS 12 where applicable.

Capital and JV tax

Capital and joint venture tax includes intangible asset movements, valuation and disposal gains and, where applicable, tax arising in funds and joint ventures.

3 Gross rental and related income

Year ended 31 March 2005 £m		2005 £m	2004 £m
509	Rent receivable	**293**	241
40	Spreading of tenant incentives/guaranteed increases	**27**	11
8	Surrender premiums	**7**	5
47	Service charge income	**13**	21
604	Gross rental and related income	**340**	278
(44)	Service charge expense	**(9)**	(19)
(43)	Property operating expenses	**(26)**	(22)
517	**Net rent and related income**	**305**	237

In anticipation of quarterly reporting from 31 December 2005, the basis of recognising rent receivable in the period has been adjusted to ensure that rent is spread evenly over the year. Previously, a method based on the actual number of days in each billing period led to higher second half profits compared to the first half, due to the varying lengths of English rent quarters. The effect in the current period is £6 million. As described in note 1, increases arising on rent review are recognised from the rent review date. This has led to additional rent of £2 million being accrued in the period, but prior periods have not been restated as the effect is not considered material.

Net rental income for the half year to 30 September 2005 from properties which were subject to a security interest or held by non recourse companies was £198 million (year ended 31 March 2005: £374 million).

4 Net financing costs

Year ended 31 March 2005 £m		2005 £m	2004 £m
	Interest payable on		
84	Bank loans and overdrafts	**59**	35
261	Other loans	**137**	130
	Loans to joint ventures	**1**	
2	Obligations under finance leases	**1**	1
347		**198**	166
(8)	Deduct: development cost element	**(4)**	(2)
339		**194**	164
	Interest receivable on		
(10)	Deposits and securities	**(4)**	(3)
(3)	Loans to joint ventures		
(13)		**(4)**	(3)
	Other finance (income) costs		
	Pension scheme		
(3)	Expected return on pension scheme assets	**2**	(1)
3	Interest on pension scheme liabilities	**(2)**	1
	Fair value hedges		
7	Valuation movements on fair value debt	**17**	
(7)	Valuation movements on fair value derivatives	**(17)**	
	Foreign currency hedges		
(5)	Valuation movements on translation of foreign currency debt	**12**	3
5	Hedging reserve recycling	**(12)**	(3)
180	Exceptional item – Broadgate securitisation		
506	**Net financing costs**	**190**	161
(28)	Total financing income	**(35)**	(7)
534	Total financing expenses	**225**	168
506	**Net financing costs**	**190**	161

On 2 March 2005 the Group incurred an exceptional charge of £180 million whilst redeeming the securitised debt of Broadgate (Funding) PLC and 135 Bishopsgate Financing Limited. On the same day Broadgate Financing PLC issued £2,080 million of new securitised debt in respect of the Broadgate Estate (see note 17). The pre-tax exceptional item of £180 million (post tax: £126 million, after £54 million tax credit) relates mainly to the difference between the redemption value and the carrying value of the redeemed debt.

5 Net revaluation gains on property and investments

Year ended 31 March 2005 £m		2005 £m	2004 £m
43	Revaluation of investments (note 13)	**18**	
550	Revaluation of properties (note 9)	**544**	304
17	Gains on property disposals	**34**	2
610		**596**	306

6 Taxation

Year ended 31 March 2005 £m		2005 £m	2004 £m
	Tax charge		
	Current tax		
(3)	UK corporation tax (30%)	**3**	10
2	Foreign tax	**9**	1
(1)		**12**	11
(45)	Adjustments in respect of prior years	**(1)**	(5)
(46)	Total current tax charge (credit)	**11**	6
130	Deferred tax on income and revaluations	**135**	68
84	**Group total taxation (net)**	**146**	74
42	Attributable to joint ventures	**16**	22
126	**Total taxation**	**162**	96
	Tax reconciliation		
738	Profit on ordinary activities before taxation	**761**	446
(158)	Less: share of profits of funds and joint ventures	**(80)**	(82)
580	Group profit on ordinary activities before taxation	**681**	364
174	Tax on Group profit on ordinary activities at UK corporation tax rate of 30% (2004 – 30%)	**204**	109
	Effects of:		
(178)	Valuation gains on investment properties	**(170)**	(91)
(10)	Capital allowances	**(4)**	(3)
11	Tax losses and other timing differences	**(16)**	(5)
2	Expenses not deductible for tax purposes	**(2)**	1
(45)	Adjustments in respect of prior years	**(1)**	(5)
(46)	**Group current tax charge (credit)**	**11**	6

7 Interim dividend

The proposed interim dividend of 5.2 pence per share (30 September 2004: 4.8 pence per share) was approved by the Board on 23 November 2005 and is payable on 17 February 2006 to shareholders on the register at the close of business on 20 January 2006.

As required by IFRS, the dividend has not been included as a liability as at 30 September 2005 as it has not yet been paid. Following approval, the dividend will be recognised as a liability and will be reflected in the Reconciliation of Movements in Shareholders' Funds, which currently shows the 2005 final dividend of £57 million, representing 10.9 pence per share, that was paid on 19 August 2005.

8 Basic and diluted earnings per share

Basic and diluted earnings per share are calculated on the profit for the period after taxation and on the weighted average number of shares in issue during the period as shown below:

Year ended 31 March 2005 Weighted average number of shares m	Year ended 31 March 2005 Profit after taxation £m			2005 Weighted average number of shares m	2005 Profit after taxation £m	2004 Weighted average number of shares m	2004 Profit after taxation £m
509	654	**Earnings per share**	Basic	**518**	**615**	500	372
519	654		Diluted	**520**	**615**	519	372
509	139	**Underlying earnings per share**	Basic	**518**	**80**	500	54
519	139		Diluted	**520**	**80**	519	54

Underlying profits are profits adjusted in line with the industry proposed earnings measure and *for the year* ended 31 March 2005 adjusted for the exceptional charge incurred from the Broadgate refinancing. The industry proposed adjusted earnings measure excludes gains on property or investment revaluations and disposals and related taxation and the capital allowance effects of IAS 12 where applicable.

Underlying earnings per share is calculated by taking the underlying profit before taxation of £102 million (31 March 2005: £181 million; 30 September 2004: £72 million) and adjusting for related taxation of £22 million (31 March 2005: £42 million; 30 September 2004: £18 million). Tax items related to prior periods are excluded. This is a change in methodology from the reported figure in our provisional restated IFRS comparatives published in July 2005 where prior year items were included.

9 Investment, development and trading properties

Investment, development and trading properties were valued by external valuers on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors:

31 March 2005 £m			2005 £m	2004 £m
	United Kingdom:	Knight Frank	**11,615**	
10,802		ATIS REAL Weatheralls		9,547
282		FPD Savills	**294**	247
		Directors' valuation*	**167**	
69	Republic of Ireland:	Jones Lang LaSalle		50
1	Netherlands:	CB Richard Ellis B.V.	**1**	1
11,154	**Total Group property portfolio valuation**		**12,077**	9,845
	Represented by			
10,877	Investment properties		**11,694**	9,579
212	Development properties		**304**	196
36	Trading properties at lower of cost or valuation		**44**	36
11,125	Carrying value of properties on balance sheet		**12,042**	9,811
57	External valuation surplus on trading properties		**62**	56
(28)	Head lease liabilities		**(27)**	(22)
11,154	**Total Group property portfolio valuation**		**12,077**	9,845

* These properties are under contract for sale.

Properties valued at £7,363 million (31 March 2005: £7,052 million; 30 September 2004: £6,513 million) were subject to a security interest and other properties of non-recourse companies amounted to £61 million (31 March 2005: £42 million; 30 September 2004: £40 million).

9 Investment, development and trading properties (continued)

31 March 2005 £m		2005 £m	2004 £m
	Total property valuations including share of funds and joint ventures		
11,154	**British Land Group**	**12,077**	9,845
	Share of funds and joint ventures		
1,321	Investment properties	**2,535**	1,192
4	Development properties		
25	Trading properties at cost	**31**	26
8	Finance lease properties	**8**	8
2	External valuation surplus on trading properties	**7**	3
4	External valuation surplus on finance lease properties	**4**	3
(11)	Head lease liabilities	**(11)**	(11)
1,353		**2,574**	1,221
12,507	**Total property portfolio valuation**	**14,651**	11,066

	Freehold £m	Long leasehold* £m	Total £m
Investment properties (including investment properties being redeveloped)			
Carrying value at 1 April 2005	10,259	618	**10,877**
Additions – corporate acquisitions	495		**495**
– other additions	75	8	**83**
Disposals	(300)	(11)	**(311)**
Exchange fluctuations	1		**1**
Revaluations	471	51	**522**
Lease incentive and minimum guaranteed rent review debtor movement	27		**27**
Investment properties – carrying value 30 September 2005	11,028	666	**11,694**
Development properties			
Valuation 1 April 2005	212		**212**
Additions	53		**53**
Revaluations – included in income statement	22		**22**
Revaluations – included in statement of recognised income and expense	17		**17**
Valuation 30 September 2005	304		**304**
Trading properties			
At lower of cost and net realisable value 30 September 2005	36	8	**44**
			12,042
External valuation surplus on trading properties			**62**
Head lease liabilities			**(27)**
Total Group property portfolio valuation			**12,077**

* Includes short leasehold properties (1 April 2005: £9 million; 30 September 2005: £11 million).

10 Funds and joint ventures

British Land's summary share of profits of funds and joint ventures

Year ended 31 March 2005 £m		2005 £m	2004 £m
73	**Gross rental income**	**48**	36
68	Net rental income	**46**	33
(4)	Other expenditure	**(4)**	(2)
1	Other income		1
(34)	Net financing costs	**(28)**	(17)
31	**Net underlying profit before tax**	**14**	15
169	Net valuation gains on property and investments	**82**	90
200	**Profit on ordinary activities before taxation**	**96**	105
(42)	Taxation (current and deferred)	**(16)**	(22)
158	**Profit on ordinary activities after taxation**	**80**	83

Summary movement for the period	Equity £m	Loans £m	Total £m
At 1 April 2005	660	40	**700**
Acquired with Pillar Property PLC	675	5	**680**
Additions		3	**3**
Disposals including repayment of capital and loans	(240)	(26)	**(266)**
Share of profit after taxation	80		**80**
Distributions and dividends	(5)		**(5)**
Hedging movements	(7)		**(7)**
At 30 September 2005	**1,163**	**22**	**1,185**

The Group's share of fund and joint venture external net debt is £1,234 million (31 March 2005: £502 million; 30 September 2004: £438 million).

The Group's share of the market value of fund and joint venture debt as at 30 September 2005 was £5 million more than the Group's share of the book value (31 March 2005: £4 million; 30 September 2004: £4 million).

The Group's share of fund and joint venture properties as at 30 September 2005 was £2,574 million (31 March 2005: £1,353 million; 30 September 2004: £1,221 million).

10 Funds and joint ventures (continued)

Summary of British Land's share of investments	British Land interest	Net rental income £m	Underlying profit £m	Profit for the period £m	Gross assets £m	Gross liabilities £m	Net investment £m
Funds (for the two month period ended 30 September 2005)							
City of London Office Unit Trust (CLOUT)	35.9%	2			263	(200)	63
Hercules Unit Trust (HUT)	34.6%	7	2	23	958	(382)	576
Pillar Retail Europark Fund (PREF)	36.4%				67	(40)	27
Hercules Income Fund (HIF)	26.1%			2	40	(4)	36
Others					12	(10)	2
		9	2	25	1,340	(636)	704
Joint ventures							
BL Fraser Limited	50.0%	3	1	8	139	(86)	53
Tesco BL Holdings Limited	50.0%	7	2	17	282	(197)	85
BLT Properties Limited	50.0%	4	1	9	168	(118)	50
The Tesco British Land Property Partnership	50.0%	2	1	8	88	(62)	26
BL Davidson Limited	50.0%	11	4	6	317	(171)	146
The Scottish Retail Property Limited Partnership	50.0%	8	3	3	343	(269)	74
BL Rosemound	50.0%	3	(1)	2	35	(30)	5
BL West (remaining 50% acquired in period)		2	1	2			
Other joint ventures					47	(5)	42
		40	12	55	1,419	(938)	481
Total share of funds and joint ventures		**49**	**14**	**80**	**2,759**	**(1,574)**	**1,185**

The total investment in joint ventures is £544 million, comprising £63 million being CLOUT and its associated ventures (Basinghall Street Unit Trust and Austral House Unit Trust) and £481 million for other joint ventures.

HUT, PREF and HIF are treated as associates.

11 Pillar Balance sheet on acquisition

On 28 July 2005 the Group acquired 100% of the issued share capital of Pillar Property PLC. The fair values of the assets and liabilities acquired are detailed below and have been determined on a provisional basis as the Group is currently in the process of finalising the balance sheet as at the date of acquisition.

	£m
Properties	**311**
Investment in funds	**680**
Fund management contracts – intangible asset	**75**
Other assets and liabilities	**(23)**
Net debt	**(271)**
	772
Deferred tax liabilities	**(62)**
Goodwill	**107**
Total consideration	**817**

12 Intangible assets

	£m
At 1 April 2005	
Additions	75
Amortisation	(3)
At 30 September 2005	**72**

Intangible assets relates to fund management contracts which are amortised over the expected remaining life of each contract.

13 Other investments

	£m
At 1 April 2005	153
Revaluations	18
At 30 September 2005	**171**

14 Trade and other debtors

31 March 2005 £m		2005 £m	2004 £m
39	Trade debtors	**52**	41
5	Prepayments and accrued income	**12**	5
22	Corporation tax		
10	Interest rate derivatives*	**17**	9
76		**81**	55

* Includes the fair value adjustments of amounts due with a maturity greater than one year

15 Trade and other creditors

31 March 2005 £m		2005 £m	2004 £m
38	Trade creditors	**44**	53
28	Amounts owed to joint ventures	**29**	39
	Corporation tax	**10**	36
13	Other taxation and social security	**9**	6
212	Accruals and deferred income	**283**	200
60	Interest rate derivatives*	**92**	49
351		**467**	383

* Includes the fair value adjustments of amounts due with a maturity greater than one year

16 Other non-current liabilities

31 March 2005 £m		2005 £m	2004 £m
28	Obligations under finance leases	**27**	22
5	Minority interest	**5**	
4	Retirement benefit obligations	**5**	
37		**37**	22

17 Net debt

31 March 2005 £m		Note (page 29)	2005 £m	2004 £m
	Secured on the assets of the Group			
396	Class A4 4.821% Bonds 2036	1.1, 2	**396**	
	6.5055% Secured Notes 2038	1.2, 3		97
59	5.920% Secured Notes 2035	1.3	**62**	58
215	Class C2 5.098% Bonds 2035	1.1, 2	**217**	
365	Class B 4.999% Bonds 2033	1.1, 2	**365**	
174	Class A3 4.851% Bonds 2033	1.1, 2	**174**	
224	Class A1 Floating Rate Bonds 2032	1.1, 2	**224**	
314	Class A2 4.949% Bonds 2031	1.1, 2	**311**	
149	Class D Floating Rate Bonds 2025	1.1, 2	**148**	
20	7.743% Secured Notes 2025	1.4	**20**	20
234	Class C1 Floating Rate Bonds 2022	1.1, 2	**234**	
	5.66% 135 Bishopsgate Securitisation 2018	1.5, 3		2
	8.49% 135 Bishopsgate Securitisation 2018	1.5, 3		7
247	8.875% First Mortgage Debenture Bonds 2035		**247**	247
197	9.375% First Mortgage Debenture Stock 2028		**197**	197
13	10.5% First Mortgage Debenture Stock 2019/24		**13**	13
20	11.375% First Mortgage Debenture Stock 2019/24		**20**	20
206	6.75% First Mortgage Debenture Bonds 2020	1.6	**206**	206
103	6.75% First Mortgage Debenture Bonds 2011	1.6	**103**	103
45	Bank loan	1.7	**44**	45
	Loan notes		**12**	
2,981			**2,993**	1,015
	Unsecured			
572	Class A1 5.260% Unsecured Notes 2035	1.3	**584**	568
99	Class B 5.793% Unsecured Notes 2035	1.3	**98**	99
84	Class C Fixed Rate Unsecured Notes 2035	1.3	**86**	83
	Class C2 6.4515% Unsecured Notes 2032	1.2, 3		74
	Class B 6.0875% Unsecured Notes 2031	1.2, 3		220
	Class A3 5.7125% Unsecured Notes 2031	1.2, 3		147
	Class A2 5.67% Unsecured Notes 2029	1.2, 3		281
212	Class A2 (C) 6.457% Unsecured Notes 2025	1.4	**212**	212
206	Class B2 6.998% Unsecured Notes 2025	1.4	**206**	206
21	Class B3 7.243% Unsecured Notes 2025	1.4	**21**	21
	Class A1 Fixed Rate Unsecured Notes 2024	1.2, 3		321
	5.66% 135 Bishopsgate Securitisation 2018	1.5, 3		22
	8.49% 135 Bishopsgate Securitisation 2018	1.5, 3		87
80	Class A1 6.389% Unsecured Notes 2016	1.4	**78**	82
80	Class B1 7.017% Unsecured Notes 2016	1.4	**76**	83
	Class C1 6.7446% Unsecured Notes 2014	1.2, 3		140
40	Class A2 5.555% Unsecured Notes 2013	1.3	**37**	42
1,394			**1,398**	2,688
81	6.30% Senior US Dollar Notes 2015	4	**87**	85
2	10.25% Bonds 2012		**2**	2
85	7.35% Senior US Dollar Notes 2007	4	**90**	88
1,619	Bank loans and overdrafts		**2,369**	1,156
3,181			**3,946**	4,019
6,162	Gross debt	5	**6,939**	5,034
60	Interest rate derivatives (liabilities)		**92**	49
(10)	Interest rate derivatives (assets)		**(17)**	(9)
6,212			**7,014**	5,074
(151)	Cash and short-term deposits	6	**(144)**	(128)
6,061	**Net debt**		**6,870**	4,946

17 Net debt (continued)

1 These borrowings are obligations of ring-fenced, special purpose companies, with no recourse to other companies or assets in the Group.

31 March 2005 £m			2005 £m	2004 £m
2,071	1.1	Broadgate Financing PLC	**2,069**	
	1.2	Broadgate (Funding) PLC		1,280
854	1.3	MSC (Funding) PLC	**867**	850
619	1.4	BLSSP (Funding) PLC	**613**	624
	1.5	135 Bishopsgate Financing Ltd		118
309	1.6	BL Universal PLC	**309**	309
45	1.7	BLU Nybil Ltd	**44**	45

2 A total of £2,080 million Bonds were issued by Broadgate Financing PLC on 2 March 2005.

3 All the outstanding Notes of Broadgate (Funding) PLC and external loans of 135 Bishopsgate Financing Ltd were redeemed on 2 March 2005.

4 Principal and interest on these borrowings were fully hedged into Sterling at the time of issue.

5 The principal amount of gross debt at 30 September 2005 was £6,957 million (31 March 2005: £6,209 million; 30 September 2004: £5,096 million). Included in this, the principal amount of secured borrowings and other borrowings of non-recourse companies was £4,391 million (31 March 2005: £4,393 million; 30 September 2004: £3,742 million).

6 Cash and deposits not subject to a security interest amount to £38 million (31 March 2005: £54 million; 30 September 2004: £42 million).

Maturity analysis of net debt

31 March 2005 £m			2005 £m	2004 £m
408	Repayable:	within one year and on demand	**282**	153
259	between:	one and two years	**332**	382
1,328		two and five years	**2,147**	1,023
533		five and ten years	**564**	539
795		ten and fifteen years	**806**	546
580		fifteen and twenty years	**597**	753
948		twenty and twenty five years	**976**	752
1,001		twenty five and thirty years	**1,235**	579
310		thirty and thirty five years		307
5,754			**6,657**	4,881
6,162	Gross debt		**6,939**	5,034
50	Interest rate derivatives		**75**	40
(151)	Cash and short-term deposits		**(144)**	(128)
6,061	**Net debt**		**6,870**	4,946

Maturity of committed undrawn borrowing facilities

31 March 2005 £m			2005 £m	2004 £m
114	Expiring:	within one year	**472**	32
95	between:	one and two years	**20**	21
10		two and three years	**110**	25
442		three and four years	**190**	286
132		four and five years	**279**	672
25		over five years		
818	**Total**		**1,071**	1,036

17 Net debt (continued)

Interest rate profile – including effect of derivatives

31 March 2005 £m		2005 £m	2004 £m
5,360	Fixed rate	**5,938**	4,054
100	Capped rate	**100**	100
601	Variable rate (net of cash)	**832**	792
6,061	**Net debt**	**6,870**	4,946

Comparison of market values and book values at 30 September 2005

	Market value £m	Book value £m	Difference £m
Securitisations	3,689	**3,549**	140
Debentures and unsecured bonds	1,248	**965**	283
Bank debt and other floating rate debt	2,425	**2,425**	
Cash and short-term deposits	(144)	**(144)**	
	7,218	**6,795**	423
Other financial (assets) liabilities			
– interest rate derivative assets	(17)	**(17)**	
– interest rate derivative liabilities	92	**92**	
	75	**75**	
Total	**7,293**	**6,870**	423

The differences are shown before any tax relief.

18 Deferred tax liabilities

31 March 2005 £m		2005 £m	2004 £m
123	Capital allowances	**125**	106
(29)	Other timing differences	**(34)**	
	Intangible assets	**21**	
851	Property and investment revaluations	**1,021**	710
945		**1,133**	816
	Deferred tax movements		
746	Opening position	**945**	746
130	Charge to income statement	**135**	68
(6)	(Credit) charge to statement of recognised income and expense	**(5)**	2
75	Acquisitions	**58**	
945	**Closing position**	**1,133**	816

19 Net Asset Value per share

	Shares m	Adjusted net assets £m	Net assets £m
Net Asset Value (undiluted)			
Shareholders' funds as shown on balance sheet	519	5,299	5,299
IAS 12 capital allowance effects			
British Land Group		125	
Share of funds and joint ventures		7	
		132	
Contingent taxes on revaluation gains			
British Land Group – see note 18		1,042	
Share of funds and joint ventures		128	
		1,170	
Goodwill		(180)	
Fair value adjustments for debt and related derivatives, net of deferred tax			
British Land Group		51	
Share of funds and joint ventures		12	
		63	
Total external valuation surplus on trading & finance lease properties		73	73
Deferred taxation on external surplus on trading & finance lease properties			(20)
Net assets attributable to ordinary shares		6,557	5,352
At 30 September 2005		**1,263p**	**1,031p**
At 31 March 2005		1,135p	932p
At 30 September 2004		1,065p	882p
Fully diluted Net Asset Value			
Net assets attributable to ordinary shares	519	6,557	5,352
Adjust to fully diluted on exercise of share options	6	38	38
Net assets attributable to fully diluted ordinary shares	525	6,595	5,390
At 30 September 2005		**1,256p**	**1,027p**
At 31 March 2005		1,128p	927p
At 30 September 2004		1,060p	878p

The adjusted NAV includes the external valuation surplus on trading and finance lease properties but excludes goodwill, the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances. This is the proposed industry standard, which in this case has been adjusted for all goodwill.

Reconciliation of adjusted diluted net assets	**£m**	**Pence per share**
At 31 March 2005	5,913	1,128
Revaluation surpluses	668	127
Underlying profit after tax	80	15
Gains on asset disposals	37	7
Dividends paid	(57)	(11)
Goodwill on acquisition of Pillar (net of deferred tax)	(45)	(9)
Other	(1)	(1)
At 30 September 2005	**6,595**	**1,256**

20 Notes to the cash flow statement

Reconciliation of profit on ordinary activities before tax to cash generated from operations

Year ended 31 March 2005 £m		2005 £m	2004 £m
738	Profit on ordinary activities before tax	761	446
1	Depreciation and amortisation	3	1
(2)	Negative goodwill		
(609)	Net valuation gains on investment properties and investments	(596)	(306)
	Increase in lease incentive and minimum rent guarantee debtor	(27)	
(158)	Share of profits after tax of funds and joint ventures	(80)	(83)
16	Dividends received from funds and joint ventures	5	7
8	Share options, share awards and pension funding	5	4
326	Net financing costs	190	161
180	Exceptional item (as described in note 4)		
6	(Increase) decrease in trading properties	(7)	6
(37)	Decrease (increase) in debtors	27	(12)
11	(Decrease) increase in creditors	(39)	6
(258)		(519)	(216)
480	**Cash generated from operations**	242	230

21 Share capital

31 March 2005 m		2005 m	2004 m
	Actual shares in issue		
488	Opening balance	518	488
30	Conversion of convertible bonds		30
	Other issues	1	
518	Closing balance	519	518
	Adjustment for fully diluted (NAV basis)		
	Dilution for		
6	Share options	6	5
524	**Fully diluted shares**	525	523
509	Weighted average number of shares in issue for the period	518	500
	Dilution for		
9	Convertible bonds to date of conversion		18
1	Share options	2	1
519	**Fully diluted shares**	520	519

22 Reserves

	Other reserves £m	Retained earnings £m	Total £m
At 1 April 2005	12	3,392	3,404
Total recognised income and expense	(40)	615	575
Adjustment for share and share option awards		4	4
Purchase of ESOP shares		(9)	(9)
Dividends paid		(57)	(57)
At 30 September 2005	**(28)**	**3,945**	**3,917**

Retained earnings

Retained earnings includes revaluation surpluses in the current and prior periods that are recognised as income under IFRS.

Other reserves

Other reserves comprises the following reserve accounts:

i *Hedging reserve*

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow and foreign currency hedging instruments.

ii *Translation reserve*

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the translation of the liabilities that hedge the Company's net investment in a foreign subsidiary.

iii *Revaluation reserve*

The revaluation reserve relates to development properties and other investments.

23 Contingent liabilities

Contingent liabilities of the Parent for guarantees to third parties amounted to £Nil (31 March 2005: £Nil; 30 September 2004: £Nil).

TPP Investments Limited, a wholly owned ring-fenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £44 million (31 March 2005: £44 million; 30 September 2004: £44 million) and recourse is only to the partnership assets.

Table A: Summary income statement based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It shows the results of the Group, with funds and joint ventures consolidated on a proportional basis.

Income statement for the six months ended 30 September 2005

Year ended[1] 31 March 2005 £m			2005 Unaudited £m	2004 Unaudited £m
630	**Gross rental and related income**		**375**	293
585	**Net rental and related income**		**351**	270
9	Fees and other income		**9**	4
(53)	Administrative expenses		**(40)**	(24)
(360)	Net financing costs		**(218)**	(178)
181	**Underlying profit before tax**		**102**	72
779	Net valuation gains		**678**	396
	Amortisation of intangible asset		**(3)**	
(180)	Exceptional item			
780	**Profit on ordinary activities before tax**		**777**	468
(42)	Tax credit (charge) relating to underlying profit		**(22)**	(18)
(84)	Deferred tax arising on revaluation movements		**(140)**	(78)
(126)			**(162)**	(96)
654	**Profit for the period after taxation**		**615**	372
128.5p	**Earnings per share**	– Basic	**118.7p**	74.4p
126.0p		– Diluted	**118.3p**	71.7p
27.3p	**Underlying earnings per share**	– Basic	**15.4p**	10.8p
26.8p		– Diluted	**15.4p**	10.4p

[1] Unaudited, restated under IFRS

Table B: Summary balance sheet based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It shows the results of the Group, with funds and joint ventures consolidated on a proportional basis with trading and finance lease properties shown at valuation.

31 March[†] 2005 £m	Balance sheet as at 30 September 2005		2005 Unaudited £m	2004 Unaudited £m
	Assets			
	Non-current assets			
12,159	Investment properties		**14,191**	10,738
216	Development properties		**304**	196
12,375			**14,495**	10,934
	Other non-current assets			
	Intangible assets			
153	Other investments		**179**	114
	Intangible assets		**72**	
73	Goodwill		**180**	
12,601			**14,926**	11,048
	Current assets			
132	Trading and finance lease properties at valuation		**156**	132
114	Trade and other debtors		**191**	108
207	Cash and short-term deposits		**217**	182
453			**564**	422
13,054	**Total assets**		**15,490**	11,470
	Liabilities			
	Current liabilities			
(489)	Short-term borrowings and overdrafts		**(327)**	(168)
(424)	Trade and other creditors		**(614)**	(440)
(913)			**(941)**	(608)
	Non-current liabilities			
(6,223)	Debentures and loans		**(7,902)**	(5,355)
(9)	Other non-current liabilities		**(11)**	
(1,063)	Deferred tax liabilities		**(1,264)**	(921)
(7,295)			**(9,177)**	(6,276)
(8,208)	**Total liabilities**		**(10,118)**	(6,884)
4,846	**Net assets**		**5,372**	4,586
4,846	**Total equity attributable to shareholders of the Company**		**5,372**	4,586
1,135p	**Adjusted NAV per share**	– Basic	**1,263p**	1,065p
1,128p		– Fully diluted	**1,256p**	1,060p

[†] Unaudited, restated under IFRS

The adjusted NAV includes the external valuation surplus on trading and finance lease properties but excludes goodwill, the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances. This is the proposed industry standard, which in this case has been adjusted for all goodwill.

Independent review report to The British Land Company PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2005 which comprises the consolidated income statement, consolidated balance sheet, consolidated cash flow statement, consolidated statement of recognised income and expense, the reconciliation of movements in shareholders' funds and related notes 1 to 23. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. The accounting policies are consistent with those that the directors intend to use in the annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with IFRS as adopted for use in the EU.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
London
23 November 2005

Corporate strategy

British Land seeks to achieve long-term growth in shareholder value by:

- focusing on prime assets in the office and retail sectors;
- creating exceptional long-term investments with strong covenants, long lease profiles and growth potential;
- enhancing property returns through active management and development; and
- maximising risk-adjusted returns through optimal financing and partnership with others.

The key to high returns is flexibility, in terms of business organisation, deals and financing to take advantage of shifts in the property market.

Esprit de corps – *A cricket team is a marvellous pool of talents and resources. A thorough grounding in the intricacies of a game where twelfth man may be third man and two can save the one is excellent preparation for the rigours of commercial life.*

Directors of The British Land Company PLC

• **John Ritblat** FRICS
Chairman

•★ **Sir Derek Higgs** BA FCA
Deputy Chairman, non-executive

Stephen Hester BA
Chief Executive

• **John Weston Smith** MA FCIS
Chief Operating Officer

• **Michael Cassidy** BA MBA
Non-executive

Robert Bowden BSc FRICS
Property Investment Director

•† **Robert Swannell** FCA
Non-executive

Graham Roberts BA FCA
Finance Director

•★† **Dr Christopher Gibson-Smith** BSc PhD MS
Senior Independent Non-executive Director

•★† **David Michels**
Non-executive

Patrick Vaughan
Executive Director

• Member of the Nomination Committee
★ Member of the Remuneration Committee
† Member of the Audit Committee

Secretary
Anthony Braine LLB FCIS

Head Office and Registered Office

10 Cornwall Terrace
Regent's Park
London NW1 4QP
Telephone 020 7486 4466
Fax 020 7935 5552
www.britishland.com

Registrars and Transfer Office

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 6003984

The paper used in this Interim Statement is made from pulp where for every tree felled 3-4 are planted. The mill recycles the water and 'millbroke' or offcuts and rejects used in the papermaking process.

RECYCLABLE

Back cover

Strategic thinking – *Good captains are wise but ruthless, ensuring the slightest shift of fortune is exploited to competitive advantage. Chances, when offered, must be taken. An opportunity not fully seized may be regretted in the long term.*

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